      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 25, 1999

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                       CITADEL COMMUNICATIONS CORPORATION
             (Exact name of Registrant as specified in its charter)

               NEVADA                                  4832                                86-0748219
   (State or other jurisdiction of         (Primary Standard Industrial       (I.R.S. Employer Identification No.)
   incorporation or organization)           Classification Code Number)

                            ------------------------
                                CITY CENTER WEST
                         7201 WEST LAKE MEAD BOULEVARD
                                   SUITE 400
                            LAS VEGAS, NEVADA 89128
                                 (702) 804-5200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               LAWRENCE R. WILSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       CITADEL COMMUNICATIONS CORPORATION
                                CITY CENTER WEST
                         7201 WEST LAKE MEAD BOULEVARD
                                   SUITE 400
                            LAS VEGAS, NEVADA 89128
                                 (702) 804-5200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------
                                   COPIES TO:

           BRYAN D. ROSENBERGER, ESQ                         DANIELLE CARBONE, ESQ.
     ECKERT SEAMANS CHERIN & MELLOTT, LLC                      SHEARMAN & STERLING
         44TH FLOOR, 600 GRANT STREET                         599 LEXINGTON AVENUE
             PITTSBURGH, PA 15219                            NEW YORK, NY 10022-6069
                (412) 566-6000                                   (212) 848-4000

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                              PROPOSED MAXIMUM       PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF             AMOUNT TO BE        OFFERING PRICE PER         AGGREGATE             AMOUNT OF
    SECURITIES TO BE REGISTERED           REGISTERED              SHARE(1)          OFFERING PRICE(1)     REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per
  share............................   10,000,000 shares           $30.625              $306,250,000            $85,138
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c).
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 25, 1999

                               10,000,000 Shares

                 Citadel logoCITADEL COMMUNICATIONS CORPORATION
                                  Common Stock
                               ------------------

     We are selling 5,000,000 shares of our common stock and the selling stockholders are selling 5,000,000 shares of common stock. We will not receive any proceeds from shares sold by the selling stockholders.

     The underwriters have an option to purchase from the selling stockholders a maximum of 1,500,000 additional shares of common stock to cover over-allotments of shares.

     Our common stock is traded on The Nasdaq Stock Market's National Market under the symbol "CITC." The last reported sale price for our common stock on The Nasdaq Stock Market's National Market on May 24, 1999 was $30.375 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 9.

               UNDERWRITING    PROCEEDS TO    PROCEEDS TO
     PRICE TO  DISCOUNTS AND     CITADEL      THE SELLING
      PUBLIC    COMMISSIONS   COMMUNICATIONS  STOCKHOLDERS
     --------  -------------  --------------  ------------
Per
Share... $     $              $               $
Total... $     $              $               $

     Delivery of the shares of common stock will be made on or about
  , 1999.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                                  PRUDENTIAL SECURITIES
                                                   SALOMON SMITH BARNEY

BEAR, STEARNS & CO. INC.
            BT ALEX. BROWN
                        DONALDSON, LUFKIN & JENRETTE
                                    GOLDMAN, SACHS & CO.
                                              LEHMAN BROTHERS
                                                      MERRILL LYNCH & CO.

BANCBOSTON ROBERTSON STEPHENS
                     FIRST UNION CAPITAL MARKETS CORP.
                                              THOMAS WEISEL PARTNERS LLC

                This prospectus is dated                , 1999.

[THIS INSIDE FRONT COVER PICTURES A MAP OF UNITED STATES SHOWING THE STATES AND
   MARKETS IN WHICH CITADEL COMMUNICATIONS CORPORATION OWNS OR OPERATES RADIO STATIONS AFTER GIVING EFFECT TO ITS PENDING TRANSACTIONS. TEXT ALSO INCLUDES THE
 NUMBER OF FM AND AM RADIO STATIONS OWNED OR OPERATED BY CITADEL COMMUNICATIONS
  CORPORATION AND THE 1998 RADIO GROUP REVENUE RANK FOR CITADEL COMMUNICATIONS
                CORPORATION'S STATIONS IN EACH OF ITS MARKETS.]

                               ------------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
PROSPECTUS SUMMARY..................    1
RISK FACTORS........................    9
CAUTIONARY NOTE REGARDING FORWARD-
  LOOKING STATEMENTS................   15
USE OF PROCEEDS.....................   16
MARKET PRICES AND DIVIDEND POLICY...   18
CAPITALIZATION......................   19
RECENTLY COMPLETED AND PENDING
  TRANSACTIONS......................   20
INFORMATION ABOUT STATION AND MARKET
  DATA..............................   23
PRO FORMA FINANCIAL INFORMATION.....   24
SELECTED HISTORICAL FINANCIAL
  DATA..............................   34
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.....................   37

                                      Page
                                      ----
BUSINESS............................   51
PENDING TRANSACTIONS................   77
MANAGEMENT..........................   80
PRINCIPAL AND SELLING
  STOCKHOLDERS......................   90
CERTAIN TRANSACTIONS................   94
DESCRIPTION OF CAPITAL STOCK........   99
DESCRIPTION OF INDEBTEDNESS.........  104
UNDERWRITING........................  113
NOTICE TO CANADIAN RESIDENTS........  116
LEGAL MATTERS.......................  117
INDEPENDENT AUDITORS................  117
WHERE YOU CAN FIND ADDITIONAL
  INFORMATION.......................  117
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS........................  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     The following summary contains a general discussion of our business, this offering and our summary financial information. We encourage you to read this entire prospectus for a more complete understanding of Citadel Communications Corporation and this offering. Unless otherwise indicated, all information in this prospectus assumes that the underwriters' over-allotment option will not be exercised. Citadel Broadcasting Company, our subsidiary, operates our radio stations and eFortress, our internet service provider. Citadel License, Inc., a wholly owned subsidiary of Citadel Broadcasting, holds our radio broadcast licenses and does not conduct any independent business operations. Unless the context otherwise requires, references in this prospectus to Citadel Communications include Citadel Broadcasting and Citadel License.

                                  OUR BUSINESS

     We are the largest radio broadcaster in the United States, in terms of broadcasting revenue, that focuses primarily on acquiring, developing and operating radio stations in mid-sized markets. After we complete our pending transactions, we will own or operate 82 FM and 35 AM radio stations in 22 markets, including clusters of four or more stations in 18 markets. We also own eFortress, an internet service provider with more than 25,000 subscribers in 11 of the markets served by our radio stations and their surrounding communities.

     Our stations comprise the first or second ranked radio station group in terms of revenue share in 17 of our markets. As a result of the successful implementation of our strategies, which are discussed below:

      -- same station net broadcasting revenue increased 13.4% from year-end 1997 to year-end 1998 and 11.9% for the three months ended March 31, 1999 compared to the same period in 1998,

      -- same station broadcast cash flow increased 32.0% from year-end 1997 to year-end 1998 and 19.4% for the three months ended March 31, 1999 compared to the same period in 1998, and

      -- after-tax cash flow increased 208.6% from year-end 1997 to year-end 1998 and 15.8% for the three months ended March 31, 1999 compared to the same period in 1998.

We calculate same station results by including only those stations we owned or operated for both periods being compared.

     Our primary strategy is to secure and maintain a leadership position in our existing markets and to expand into additional mid-sized markets where we believe a leadership position can be obtained. We believe that mid-sized markets provide attractive opportunities because, as compared to the 50 largest markets in the United States, mid-sized markets generally are characterized by:

      -- lower radio station purchase prices as a multiple of broadcast cash flow,

      -- fewer sophisticated and well-capitalized competitors, including both radio and competing advertising media such as newspapers and television, and

      -- less direct format competition due to the smaller number of stations in any given market.

     We believe that the attractive operating characteristics of mid-sized markets coupled with the opportunity to establish or expand in-market radio station groups create the potential for substantial revenue growth and cost efficiencies. As a result, we seek to achieve broadcast cash flow margins that are comparable to the higher margins that historically were generally achievable only in the 50 largest markets.

OPERATING STRATEGY

     Our operating strategy focuses on maximizing our radio stations' appeal to advertisers, and consequently our revenue and cash flow. In order to achieve these goals, we:

      -- seek to secure and maintain a leadership position in the markets we serve by owning multiple stations in those markets,

      -- coordinate programming, promotional and selling strategies among each group of local stations,

      -- seek to maximize our share of local advertising revenue in each of our markets through aggressive sales and marketing initiatives,

      -- combine extensive market research with an assessment of our competitors' vulnerabilities in order to identify significant and sustainable target audiences and to tailor the programming, marketing and promotion of each of our stations to maximize its appeal to its target audience, and

      -- decentralize much of our operations as we believe that radio is primarily a local business and that much of its success is the result of the efforts of regional and local management and staff.

ACQUISITION STRATEGY

     Our acquisition strategy is to expand within our existing markets and into additional mid-sized markets where we believe we can effectively use our operating strategies. After we enter a market, we seek to acquire additional stations which, when integrated with our existing operations, allow us to reach a wider range of demographic groups that appeal to advertisers, increase revenue and achieve substantial cost savings. Since the beginning of 1998, we have purchased or agreed to purchase 41 stations in nine new markets, and we have purchased or agreed to purchase 22 additional radio stations in six of the markets in which we owned or operated radio stations in 1997.

                 OUR PENDING TRANSACTIONS AND STATION PORTFOLIO

     We have a national presence, and our portfolio of stations is diversified in terms of format and target demographics, as well as geographic location. This diversity reduces our reliance upon the performance of any single station and helps insulate us from downturns in specific markets and changes in format preferences.

     Pending Transactions. We have entered into agreements to purchase a total of 20 FM and seven AM radio stations in Charleston, South Carolina; Binghamton, New York; Muncie and Kokomo, Indiana; Portsmouth/Dover/Rochester, New Hampshire; Portland, Maine; and Wilkes-Barre/Scranton, Pennsylvania. The aggregate purchase price for these stations and related assets, including the assumption or repayment of debt, is approximately $142.7 million. We have entered into an agreement to sell a total of 18 FM and seven AM radio stations in Eugene and Medford, Oregon; Tri-Cities, Washington; Billings, Montana; and State College and Johnstown, Pennsylvania. The aggregate sales price for these stations is approximately $26.0 million.

     Station Portfolio. The following table shows the radio stations we will own or operate after giving effect to the pending transactions described above. See the "Information About Station and Market Data" section of this prospectus for a discussion of the sources from which we obtained the data included in the table and the method used to calculate the station group audience share data.

                                                         NUMBER OF     STATION     STATION GROUP
                                                          STATIONS      GROUP      MARKET REVENUE
                                                 MSA     ----------    AUDIENCE    --------------
                                                 RANK    FM     AM      SHARE      SHARE     RANK
                                                 ----    ---    ---    --------    -----     ----
Providence, RI...............................     32      4      2       24.6%     40.4%       1
Salt Lake City, UT...........................     35      4      2       19.6      23.9        2
Wilkes-Barre/Scranton, PA(1).................     64      7      5       25.8      34.2        2
Allentown/Bethlehem, PA......................     67      2      -       25.3      27.3        2
Albuquerque, NM..............................     71      5      3       35.4      55.7        1
Harrisburg/Carlisle, PA(2)...................     76      3      1       12.6      17.2        3
Baton Rouge, LA..............................     82      3      2       20.6      27.5        2
Little Rock, AR(3)...........................     83      7      3       33.7      38.2        2
Spokane, WA..................................     87      4      3       31.9      33.4        2
Colorado Springs, CO.........................     93      3      2       30.9      42.3        1
Lafayette, LA................................     97      3      1       16.2      10.3        4
York, PA(2)..................................    103      -      1        0.3       4.5        5
Charleston, SC(1)............................    104      5      3       36.9      53.7        1
Portsmouth/Dover/Rochester, NH(1)............    117      4      -       16.0      29.5        2
Modesto, CA..................................    122      4      1       37.9      68.1        1
Saginaw/Bay City, MI.........................    124      5      1       35.7      41.1        1
Boise, ID....................................    126      4      1       31.1      45.3        1
Reno, NV(4)..................................    127      4      1       25.5      50.2        1
Portland, ME(1)..............................    160      6      -       30.9      43.0        1
Binghamton, NY(1)............................    166      3      2       44.4      56.9        1
Muncie, IN(1)................................     NA      1      1         NA        NA       NA
Kokomo, IN(1)................................     NA      1      -         NA        NA       NA
                                                         --     --
    Total....................................            82     35

---------------

NA -- information not available

(1) The completion of our pending acquisitions in these markets is subject to conditions described more fully in the "Pending Transactions" section of this prospectus.

(2) Harrisburg/Carlisle and York are adjacent markets with numerous overlapping radio signals.

(3) Does not include one FM station that has been constructed, but is not yet operational. In addition, three of these stations primarily serve the surrounding communities outside of Little Rock.

(4) We operate one of the listed FM radio stations in Reno under a local marketing agreement. We do not own this station.

                        OUR PRINCIPAL EXECUTIVE OFFICES

     Our principal executive offices are located at City Center West, Suite 400, 7201 West Lake Mead Boulevard, Las Vegas, Nevada 89128, and our telephone number is (702) 804-5200.

                                  THE OFFERING

     The following information is based on 26,268,723 shares outstanding at May 21, 1999. This number excludes 2,302,642 shares of common stock issuable upon the exercise of stock options outstanding as of May 21, 1999 at a weighted average exercise price of $5.05 per share. It also excludes a total of 2,921,661 additional shares reserved for issuance under our 1996 Equity Incentive Plan and our 1999 Long-Term Incentive Plan.

Common stock offered............     5,000,000 shares by Citadel Communications
                                     5,000,000 shares by the selling
                                               stockholders
                                    ----------
                                    10,000,000 total shares of common stock
                                    ==========

Common stock to be outstanding
after this offering.............    31,268,723 shares

Use of proceeds.................    We intend to use the net proceeds from our
                                    sale of shares in this offering as follows:

                                      --  to redeem 35% of Citadel
                                          Broadcasting's outstanding 13 1/4%
                                          Exchangeable Preferred Stock, and

                                      --  to pay a portion of the total purchase
                                          price of our pending acquisitions.

                                    See the "Use of Proceeds" section of this prospectus.

Nasdaq National Market symbol...    CITC

                       SUMMARY HISTORICAL FINANCIAL DATA

     Our summary historical financial data presented below as of and for each of the years ended December 31, 1996, 1997 and 1998 are derived from our consolidated financial statements. These consolidated financial statements have been audited by KPMG LLP, independent certified public accountants. Our summary historical financial data presented below as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 are derived from our unaudited consolidated financial statements. In our opinion, these unaudited consolidated financial statements contain all necessary adjustments of a normal recurring nature to present the financial statements in accordance with generally accepted accounting principles. Our consolidated financial statements as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998 and the independent auditors' report on those financial statements, as well as our unaudited consolidated financial statements as of March 31, 1999 and for the three months ended March 31, 1998 and 1999, are included in this prospectus beginning on page F-3. Our financial results are not comparable from year to year because we acquired and sold various radio stations.

     As you review the information contained in the following table and throughout this prospectus, you should note the following:

      -- The performance of a radio station group is customarily measured by its ability to generate broadcast cash flow. The two components of broadcast cash flow are gross revenue, net of agency commissions, and operating expenses, excluding depreciation and amortization, corporate general and administrative expenses and non-cash and non-recurring charges. Broadcast cash flow assists in comparing performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods, particularly when acquisitions are involved,

      -- EBITDA consists of operating income or loss before depreciation and amortization, and

      -- after-tax cash flow consists of net income or loss before extraordinary items less preferred dividends and the amount of deferred tax benefit plus depreciation and amortization.

     Although broadcast cash flow, EBITDA and after-tax cash flow are not measures of performance calculated in accordance with generally accepted accounting principles, we believe that they are useful to an investor in evaluating our company because they are measures widely used in the broadcasting industry to evaluate a radio company's operating performance. However, you should not consider broadcast cash flow, EBITDA and after-tax cash flow in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles as a measure of liquidity or profitability.

     You should read the summary historical financial data presented below together with, and it is qualified by reference to, our Consolidated Financial Statements and related notes and the information contained in the "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections included elsewhere in this prospectus.

                                                                         THREE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                  MARCH 31,
                             -------------------------------------    ------------------------
                                1996         1997         1998           1998         1999
                             ----------   ----------   -----------    ----------   -----------
                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net broadcasting revenue...  $   45,413   $   89,803   $   135,426    $   28,139   $    32,633
Station operating
  expenses.................      33,232       65,245        93,485        21,897        24,626
Depreciation and
  amortization.............       5,189       14,661        26,414         5,946         7,003
Corporate general and
  administrative...........       3,248        3,530         4,369         1,118         1,491
                             ----------   ----------   -----------    ----------   -----------
Operating income (loss)....       3,744        6,367        11,158          (822)         (487)
Interest expense...........       6,155       12,872        18,126         4,759         5,744
Other (income) expense,
  net......................        (414)        (451)       (1,651)          (37)         (631)
                             ----------   ----------   -----------    ----------   -----------
Income (loss) before income
  taxes and extraordinary
  item.....................      (1,997)      (6,054)       (5,317)       (5,544)       (5,600)
Current tax expense........          --           --           420            --            59
Deferred tax benefit.......          --         (770)       (1,806)         (429)         (478)
                             ----------   ----------   -----------    ----------   -----------
Income (loss) before
  extraordinary item.......      (1,997)      (5,284)       (3,931)       (5,115)       (5,181)
Extraordinary loss.........      (1,769)          --            --            --            --
                             ----------   ----------   -----------    ----------   -----------
Net income (loss)..........      (3,766)      (5,284)       (3,931)       (5,115)       (5,181)
Dividend requirement for
  exchangeable preferred
  stock....................          --        6,633        14,586         3,572         4,013
                             ----------   ----------   -----------    ----------   -----------
Net loss applicable to
  common shares............  $   (3,766)  $  (11,917)  $   (18,517)   $   (8,687)  $    (9,194)
                             ==========   ==========   ===========    ==========   ===========
Net loss per common
  share....................  $    (1.18)  $    (3.72)  $     (1.51)   $    (2.70)  $     (0.36)
Shares used in per share
  calculation..............   3,196,551    3,199,467    12,297,588     3,219,774    25,744,861
OTHER DATA:
Broadcast cash flow........  $   12,181   $   24,558   $    41,941    $    6,242   $     8,007
EBITDA.....................       8,933       21,028        37,572         5,124         6,516
After-tax cash flow........       3,192        1,974         6,091        (3,170)       (2,669)
Net cash provided by (used
  in):
  operating activities.....      (1,081)       5,651        13,538          (979)        2,103
  investing activities.....     (61,124)    (212,253)      (45,812)      (20,825)      (73,647)
  financing activities.....      62,788      212,699       127,430        16,910           317
Capital expenditures.......       2,041        2,070         4,512           186           927

                                                         DECEMBER 31,
                                                ------------------------------   MARCH 31,
                                                  1996       1997       1998       1999
                                                --------   --------   --------   ---------
                                                          (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.....................  $  1,588   $  7,685   $102,842   $ 31,615
Working capital (deficiency)..................    (4,195)    22,594    149,601     77,919
Intangible assets, net........................    51,802    268,690    268,790    335,173
  Total assets................................   102,315    344,172    472,261    477,874
Long-term debt (including current portion)....    90,714    189,699    211,419    211,485
Exchangeable preferred stock..................        --    102,010    116,775    120,837
Shareholders' equity..........................     6,070     16,132    103,963     95,516

                        SUMMARY PRO FORMA FINANCIAL DATA

     The following tables present our summary unaudited pro forma financial data as of and for the periods indicated. The summary pro forma operating data reflect adjustments to our summary historical operating data to give effect to the following transactions as if they had occurred on January 1, 1998:

      -- all radio station acquisitions and dispositions that we completed since January 1, 1998, except for the acquisitions of two FM radio stations in Wilkes-Barre/Scranton and one FM radio station in Spokane, the effect of which we consider to be immaterial,

      -- the April 1999 termination of a joint sales agreement relating to radio stations in Colorado Springs and Spokane,

      -- the repayment of outstanding borrowings under Citadel Broadcasting's credit facility with the proceeds from the July 1998 initial public offering of our common stock,

      -- the November 1998 offering of $115.0 million principal amount of Citadel Broadcasting's 9 1/4% Senior Subordinated Notes due 2008 and the use of the net proceeds from that offering,

      -- the pending acquisitions of radio stations and related assets in Charleston, Binghamton, Muncie, Kokomo, Portsmouth/Dover/Rochester and Portland,

      -- the pending disposition of radio stations and related assets in Eugene, Medford, Tri-Cities, Billings, State College and Johnstown, and

      -- this offering of our common stock and the use of estimated net proceeds we receive from this offering.

     The summary pro forma balance sheet data as of March 31, 1999 give effect to the following transactions as if they had occurred on March 31, 1999:

      -- all radio station acquisitions and dispositions that we completed since March 31, 1999, except for the acquisition of one FM radio station in Wilkes-Barre/Scranton and one FM radio station in Spokane, the effect of which we consider to be immaterial,

      -- the April 1999 termination of a joint sales agreement relating to radio stations in Colorado Springs and Spokane,

      --  the pending acquisitions and disposition described above, and

      -- this offering of our common stock and the use of estimated net proceeds we receive from this offering.

     The summary pro forma financial data do not necessarily indicate either future results of operations or the results that would have occurred if those transactions had been completed on the indicated dates. You should read the following financial information together with our Consolidated Financial Statements and related notes, and the information contained in the "Pro Forma Financial Information," "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections included elsewhere in this prospectus.

                        SUMMARY PRO FORMA FINANCIAL DATA

                                                    PRO FORMA AS ADJUSTED
                                             ------------------------------------
                                                              THREE MONTHS ENDED
                                              YEAR ENDED           MARCH 31,
                                             DECEMBER 31,     -------------------
                                                 1998           1998       1999
                                             -------------    --------    -------
                                                    (DOLLARS IN THOUSANDS)
OPERATING DATA:
Net broadcasting revenue...................    $167,038       $ 34,220    $39,824
Station operating expenses.................     110,616         24,331     28,722
Depreciation and amortization..............      43,325         10,451     10,843
Corporate general and administrative.......       4,194          1,074      1,447
                                               --------       --------    -------
  Operating expenses.......................     158,135         35,856     41,012
                                               --------       --------    -------
Operating income (loss)....................       8,903         (1,636)    (1,188)
Interest expense...........................      15,728          3,467      5,812
Other (income) expense, net................      (1,825)           (37)      (743)
                                               --------       --------    -------
Income (loss) before income taxes..........      (5,000)        (5,066)    (6,257)
Current tax expense........................         420             --         59
Deferred tax benefit.......................      (3,639)          (887)      (936)
Dividend requirement for exchangeable
  preferred stock..........................     (14,448)        (6,707)    (2,825)
                                               --------       --------    -------
Income (loss) from continuing operations
  applicable to common shares..............    $(16,229)      $(10,886)   $(8,205)
                                               ========       ========    =======
OTHER DATA:
Broadcast cash flow........................    $ 56,422       $  9,889    $11,102
EBITDA.....................................      52,228          8,815      9,655
After-tax cash flow........................      23,457         (1,322)     1,702

                                                            PRO FORMA AS ADJUSTED
                                                               MARCH 31, 1999
                                                            ---------------------
                                                                 (DOLLARS IN
                                                                 THOUSANDS)
                                                            ---------------------
BALANCE SHEET DATA:
Cash and cash equivalents.................................        $  4,715
Working capital...........................................          28,232
Intangible assets, net....................................         491,772
Total assets..............................................         599,182
Long-term debt (including current portion)................         216,431
Exchangeable preferred stock..............................          75,630
Shareholders' equity......................................         235,073

                                  RISK FACTORS

     Investing in our common stock involves risks. You should carefully consider the following factors and other information in this prospectus before deciding to invest in our common stock. These risks and uncertainties are not the only ones facing us or which may adversely affect our business. Any of the following risks could have a material adverse effect on our business, financial condition or results of operations or on the value of our common stock.

SUBSTANTIAL INDEBTEDNESS--OUR DEBT SERVICE CONSUMES A SUBSTANTIAL PORTION OF THE CASH WE GENERATE AND REDUCES THE CASH AVAILABLE TO INVEST IN OUR OPERATIONS.

     We have a significant amount of indebtedness. Our large amount of debt could significantly impact our business because, among other things, it:

      -- requires us to dedicate a substantial portion of our operating cash flow to pay interest expense, which reduces funds available for operations, future business opportunities and other purposes,

      -- limits our ability to obtain additional financing, if we need it, for working capital, capital expenditures, acquisitions, debt service requirements or other purposes,

      -- inhibits our ability to compete with competitors who are less leveraged than we are, and

      -- restrains our ability to react to changing market conditions, changes in our industry and economic downturns.

     As of March 31, 1999, on a pro forma basis after giving effect to the transactions described in the "Pro Forma Financial Information" section balance sheet data as if they had occurred on March 31, 1999, we would have had:

      -- outstanding total debt of $222.2 million, excluding the discount on Citadel Broadcasting's 10 1/4% Senior Subordinated Notes due 2007 and its 9 1/4% notes,

      -- Citadel Broadcasting's exchangeable preferred stock with an aggregate liquidation preference of $79.9 million, and

      --  shareholders' equity of $235.1 million.

For more information about our indebtedness, see the "Description of Indebtedness" section of this prospectus.

ABILITY TO SERVICE DEBT--IN ORDER TO SERVICE OUR DEBT, WE REQUIRE A SIGNIFICANT AMOUNT OF CASH. HOWEVER, OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS WHICH ARE BEYOND OUR CONTROL.

     Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to satisfy our debt obligations. If in the future we cannot generate sufficient cash flow from operations to meet our obligations, we may need to refinance our debt, obtain additional financing, delay planned acquisitions and capital expenditures or sell assets. Any of these actions could adversely affect the value of our common stock. We cannot assure you that we will generate sufficient cash flow or be able to obtain sufficient funding to satisfy our debt service requirements.

RESTRICTIONS IMPOSED ON US BY OUR DEBT INSTRUMENTS--OUR EXISTING DEBT INSTRUMENTS CONTAIN RESTRICTIONS AND LIMITATIONS WHICH COULD SIGNIFICANTLY IMPACT OUR ABILITY TO OPERATE OUR BUSINESS AND THE VALUE OF OUR COMMON STOCK.

     The covenants in Citadel Broadcasting's credit facility and the agreements governing its other outstanding debt and preferred stock restrict, among other things, Citadel Broadcasting's ability to incur additional debt, make particular types of investments or other restricted payments, swap or sell assets or merge or consolidate. A breach of any of the covenants contained in the credit facility could allow the lenders to declare all amounts outstanding under the credit facility to be immediately due and payable. In addition, the lenders under the credit facility could proceed against the collateral granted to them to secure that indebtedness. We have pledged the outstanding shares of common stock of Citadel Broadcasting owned by us to secure our guarantee of the credit facility. If the amounts outstanding under the credit facility are accelerated, we cannot assure you that our assets will be sufficient to repay amounts due under the credit facility and other outstanding debt obligations.

     The credit facility requires Citadel Broadcasting to obtain its banks' consent before making acquisitions or capital expenditures that exceed the amount permitted by the credit facility. Consequently, we may experience difficulties in pursuing our acquisition strategy. The credit facility also requires Citadel Broadcasting to maintain specific financial ratios and satisfy financial condition tests. Events beyond our control could affect Citadel Broadcasting's ability to meet those financial ratios and condition tests, and we cannot assure you that it will do so.

     The indentures governing Citadel Broadcasting's 9 1/4% notes and 10 1/4% notes and its credit facility restrict, with certain exceptions, Citadel Broadcasting's ability to pay dividends on or to repurchase, redeem or otherwise acquire any shares of its capital stock. In the event that, after July 1, 2002, cash dividends on Citadel Broadcasting's exchangeable preferred stock are in arrears and unpaid for two or more semi-annual dividend periods, whether or not consecutive, holders of the exchangeable preferred stock will be entitled to elect two directors of Citadel Broadcasting. This right to elect directors could limit our control over Citadel Broadcasting, and could adversely affect the value of our common stock.

     For a more detailed discussion of the credit facility and the outstanding debt and preferred stock, see the "Description of Indebtedness" section.

HISTORY OF NET LOSSES--WE HAVE A HISTORY OF NET LOSSES WHICH WE EXPECT TO CONTINUE THROUGH AT LEAST 1999.

     We had a net loss of $3.9 million for the year ended December 31, 1998 and $5.2 million for the three months ended March 31, 1999. We would have had net losses on a pro forma basis of $1.8 million for the year ended December 31, 1998 and $5.4 million for the three months ended March 31, 1999 after giving effect to the transactions described in the first paragraph of the "Pro Forma Financial Information" section as if they had occurred on January 1, 1998.

     The primary reasons for these losses are significant charges for depreciation and amortization relating to the acquisition of radio stations and interest charges on our outstanding debt. If we acquire additional stations, these charges will probably increase. We expect to continue to experience net losses through at least 1999.

LIMITATIONS ON ACQUISITION STRATEGY--OUR STRATEGY TO EXPAND OUR BUSINESS AND INCREASE REVENUE THROUGH ACQUISITIONS MAY FAIL DUE TO A NUMBER OF RISKS INVOLVED IN IMPLEMENTING THIS STRATEGY.

     We intend to grow by acquiring radio stations in mid-sized markets. However, our acquisition strategy may not increase our cash flow or yield other anticipated benefits because this strategy is subject to a number of other risks, including:

      -- failure or unanticipated delays in completing acquisitions due to difficulties in obtaining regulatory approval,

      -- difficulty in integrating the operations, systems and management of our acquired stations,

      --  diversion of management's attention from other business concerns,

      --  loss of key employees of acquired stations, and

      -- increases in prices for radio stations due to increased competition for acquisition opportunities.

POTENTIAL DIFFICULTIES IN COMPLETING PENDING AND FUTURE TRANSACTIONS DUE TO GOVERNMENTAL REVIEW--ANTITRUST LAW AND OTHER REGULATORY CONSIDERATIONS COULD PREVENT OR DELAY OUR STRATEGY TO EXPAND OUR BUSINESS AND INCREASE REVENUE.

     The completion of each of our pending transactions is, and future transactions we may consider will likely be, subject to the notification filing requirements, applicable waiting periods and possible review by the United States Department of Justice or the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. All of our pending and future radio station acquisitions and dispositions will be subject to the license transfer approval process of the Federal Communications Commission. Review by the Department of Justice or the Federal Trade Commission may cause delays in completing transactions and, in some cases, result in attempts by these agencies to prevent completion of transactions or negotiate modifications to the proposed terms. Review by the FCC, particularly review of concentration of market revenue share, may also cause delays in completing transactions. Any delay, prohibition or modification could adversely affect the terms of a proposed transaction or could require us to abandon an otherwise attractive opportunity.

     For a discussion of antitrust proceedings in which we are currently involved, see the "Business" section under the heading "Legal Proceedings." For a discussion of the delays we are experiencing in connection with some of our pending transactions because of the FCC's license transfer approval process, see the "Pending Transactions" section.

IMPORTANCE OF CERTAIN MARKETS--A DOWNTURN IN ANY OF OUR SIGNIFICANT MARKETS COULD ADVERSELY AFFECT OUR REVENUE AND CASH FLOW.

     Our Albuquerque, Providence, Salt Lake City, Little Rock and Modesto markets are particularly important for our financial well-being. A significant decline in net broadcasting revenue from our stations in these markets could have a material adverse effect on our operations and financial condition. To illustrate, on an actual and a pro forma basis, after giving effect to the transactions described in the first paragraph of the "Pro Forma Financial Information" section as if they had occurred on January 1, 1998, our radio stations in these markets would have generated the following percentages of our total net broadcasting revenue and broadcast cash flow in 1998:

                                      % OF NET               % OF BROADCAST
                                BROADCASTING REVENUE            CASH FLOW
                                ---------------------      -------------------
            MARKET              ACTUAL     PRO FORMA       ACTUAL    PRO FORMA
            ------              -------    ----------      ------    ---------
Albuquerque...................   15.1%        12.2%         18.3%      13.6%
Providence....................   11.6          9.4          15.2       11.3
Salt Lake City................   11.3          9.1          11.6        8.7
Little Rock...................    7.3          5.9           7.5        5.6
Modesto.......................    7.0          5.7          10.5        7.8

     For a discussion of delays we are experiencing in renewing four of our licenses in Salt Lake City, see the "Business" section under the heading "Federal Regulation of Radio Broadcasting" and the subheading "License Grant and Renewal." For a discussion of an open Department of Justice matter relating to our 1996 acquisition of one radio station in Albuquerque, see the "Business" section under the heading "Legal Proceedings."

IMPACT OF THE YEAR 2000 PROBLEM--THE YEAR 2000 PROBLEM COULD SIGNIFICANTLY DISRUPT OUR OPERATIONS, CAUSING A DECLINE IN CASH FLOW AND REVENUE AND OTHER DIFFICULTIES.

     We are in the process of assessing and remediating potential risks to our business related to the Year 2000 problem. Although we believe that, as a result of these efforts, our critical systems are or will be substantially Year 2000 ready, we cannot assure you that this will be the case. If we experience significant problems as a result of the Year 2000 problem, our operations, revenue, cash flow and other important aspects of our business and financial well-being may be adversely affected.

     We believe that our greatest potential Year 2000 risk is that third parties with whom we deal will fail to be Year 2000 ready. For example, our operations and revenue may be adversely affected if our programming suppliers or key advertisers experience significant disruptions in their businesses because of the Year 2000 problem.

     For more information concerning the Year 2000 problem and its potential impact on our business, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section under the heading "Liquidity and Capital Resources."

SIGNIFICANT COMPETITION IN OUR INDUSTRY--BECAUSE THE RADIO BROADCASTING INDUSTRY IS HIGHLY COMPETITIVE, WE MAY LOSE AUDIENCE SHARE AND ADVERTISING REVENUE.

     Our radio stations face heavy competition from other radio stations in each market for audience share and advertising revenue. We also compete with other media such as television, newspapers, direct mail and outdoor advertising for advertising revenue. A decrease in either audience share or advertising revenue could result in decreased cash flow, which could impair our ability to, among other things, service our debt obligations, and which could adversely affect the value of our common stock. The radio broadcasting industry is also facing competition from new media technologies that are being developed such as the following:

      -- audio programming by cable television systems, direct broadcasting satellite systems and other digital audio broadcasting formats,

      -- satellite-delivered digital audio radio service, which could result in the introduction of several new satellite radio services with sound quality equivalent to that of compact discs, and

      -- in-band-on-channel digital radio, which could provide digital radio services in the same frequency range currently occupied by traditional AM and FM radio services.

     We cannot predict either the extent to which such competition will materialize or, if such competition materializes, the extent of its effect on our business.

EXTENSIVE REGULATION OF OUR INDUSTRY--THE FEDERAL COMMUNICATIONS COMMISSION'S EXTENSIVE REGULATION OF THE RADIO BROADCASTING INDUSTRY LIMITS OUR ABILITY TO OWN AND OPERATE RADIO STATIONS AND OTHER MEDIA OUTLETS.

     Licenses. The radio broadcasting industry is subject to extensive regulation by the FCC under the Communications Act of 1934, as amended. Issuance, renewal or transfer of radio broadcast station operating licenses requires FCC approval, and we cannot operate our radio stations without FCC licenses. The failure to renew our licenses could prevent us from operating the affected stations and generating revenue from them. If the FCC decides to include conditions or qualifications in any of our licenses, we may be limited in the manner in which we may operate the affected station.

     For a discussion of radio licensing and the delays we are currently experiencing in renewing four of our licenses, see the "Business" section under the heading "Federal Regulation of Radio Broadcasting" and the subheading "License Grant and Renewal."

     Ownership. The Communications Act and FCC rules impose specific limits on the number of stations and other media outlets an entity can own in a single market. The FCC attributes interests held by, among others, an entity's officers, directors and stockholders to that entity for purposes of applying these ownership limitations. The existing ownership rules or proposed new rules could affect our acquisition strategy because they may prevent us from acquiring additional stations in a particular market. We may also be prevented from engaging in a swap transaction if the swap would cause the other company to violate these rules.

     For a more detailed discussion of these ownership limitations and their impact on our business, see the "Business" section under the heading "Federal Regulation of Radio Broadcasting" and the subheadings "Ownership Matters" and "Proposed Changes."

CONCENTRATION OF OWNERSHIP--ONE OF OUR STOCKHOLDERS BENEFICIALLY OWNS, AND A VOTING TRUSTEE HAS THE POWER TO VOTE THE SHARES REPRESENTING, A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK. THIS CONCENTRATION OF OWNERSHIP CAN SIGNIFICANTLY AFFECT MATTERS REQUIRING A SHAREHOLDER VOTE.

     Immediately following the completion of this offering, ABRY Broadcast Partners II, L.P. and ABRY Capital, L.P. will together beneficially own approximately 15.2% of our common stock. A voting trust has been established under which the voting trustee has the sole power to vote these shares. This concentration of ownership will mean that the voting trustee will have the ability to significantly affect matters that require a stockholder vote. See the "Principal and Selling Stockholders" section.

POTENTIAL ANTI-TAKEOVER EFFECTS--PROVISIONS OF NEVADA LAW AND FEDERAL REGULATIONS AND IN OUR ORGANIZATIONAL DOCUMENTS MAY DISCOURAGE FUTURE TAKEOVER ATTEMPTS.

     Nevada statutes, provisions of our Certificate of Incorporation and Bylaws and FCC regulations may hinder, delay or defer a change in control of Citadel Communications and may have an anti-takeover effect. This could adversely impact prevailing market prices for our common stock and could preclude a transaction in which you might have received a substantial premium for your shares of common stock over then-current market prices. For a discussion of provisions of Nevada law and our Certificate of Incorporation and Bylaws that may have an anti-takeover effect, see the "Description of Capital Stock" section under the heading "Certain Anti-Takeover Effects." For a discussion of FCC regulations that may have a similar effect, see the "Business" section under the heading "Federal Regulation of Radio Broadcasting."

ABSENCE OF DIVIDENDS--YOU SHOULD NOT EXPECT TO RECEIVE DIVIDENDS ON YOUR SHARES OF COMMON STOCK IN THE FORESEEABLE FUTURE.

     It is unlikely that you will receive a return on your shares of common stock through the payment of cash dividends. We have not declared or paid any cash dividends on our common stock since our inception, and we do not anticipate paying or declaring any dividends on our common stock in the foreseeable future. See the "Market Prices and Dividend Policy" section.

FUTURE SALES OF COMMON STOCK--FUTURE SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT ITS MARKET PRICE.

     The market price for our common stock could fall substantially if our stockholders who hold restricted shares of common stock sell large amounts of these shares in the public market following this offering. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell equity or equity related securities in the future. These sales in the public market are limited by restrictions under federal securities law and by lock-up agreements that we, our directors and officers and some of our existing stockholders have entered or will enter into with the underwriters. With some exceptions, the lock-up agreements restrict us, our directors and officers and some of our existing stockholders, from selling or otherwise disposing of any shares for a period of 90 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation, which may, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.

     As of May 21, 1999, we had 26,268,723 outstanding shares of common stock. Of these shares, 9,398,424 are restricted shares, not including those restricted shares to be sold by the selling stockholders in this offering, and will become eligible for sale in the public market no sooner than as shown in the following table:

NUMBER OF
 SHARES                            DATE ELIGIBLE FOR PUBLIC RESALE
---------            -----------------------------------------------------------
 165,813             Date of this prospectus
9,207,609            90 days after the date of this prospectus
  25,002             Thereafter

     Any shares that may be purchased in this offering by our affiliates, as defined in Rule 144 of the Securities Act of 1933, as amended, will be subject to the volume and other selling limitations under Rule 144 of the Securities Act. Of the shares eligible for sale on the 90th day after the date of this prospectus or afterward, 8,246,815 shares will be subject initially to volume and other limitations under Rule 144.

     We also have granted stock options to our key employees and consultants to purchase 4,052,642 shares of common stock. This includes grants of options to purchase 1,750,000 shares of common stock under our 1999 Long-Term Incentive Plan, which grants will become effective at the time we close this offering, subject to stockholder approval of the 1999 plan. As of May 21, 1999, options to purchase 1,304,177 shares were vested.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, principally in the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections. We based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. The words believes, may, will, estimates, continues, anticipates, intends, expects and similar words are intended to identify forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire. Our forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

      -- general economic and business conditions, both nationally and in our markets,

      -- our expectations and estimates concerning future financial performance, financing plans and the impact of competition,

      --  anticipated trends in our industry, and

      --  other risk factors discussed in the "Risk Factors" section.

                                USE OF PROCEEDS

     The net proceeds to Citadel Communications from this offering are estimated to be approximately $146.0 million based on an offering price of $30.625 per share, which is the average of the high and low trading prices on May 24, 1999, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. We intend to use the net proceeds we receive from this offering as set forth below. Pending these uses, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                                                  AMOUNT
                                                              --------------
                                                              (IN THOUSANDS)
SOURCES:
  Net proceeds from this offering...........................     $146,000
  Borrowings under Citadel Broadcasting's credit facility...        3,196
  Cash proceeds from pending disposition....................       25,500
  Cash and cash equivalents.................................       17,900
                                                                 --------
                                                                 $192,596
                                                                 ========
USES:
  Redemption of 35% of Citadel Broadcasting's outstanding
     exchangeable preferred stock and payment of the premium
     and the accumulated and unpaid dividends on the shares
     redeemed(1)............................................     $ 51,696
  Purchase price for Charleston/Binghamton/Muncie/Kokomo
     acquisition(2).........................................       77,000
  Purchase price for Portsmouth/Dover/Rochester/Portland
     acquisition(3).........................................       63,500
  Purchase price for Wilkes-Barre/Scranton acquisition(4)...          400
                                                                 --------
     Total..................................................     $192,596
                                                                 ========

---------------

(1) This assumes that the redemption occurs on August 2, 1999. Of the $51,695,927, $45,206,859 represents the liquidation preference, $499,159 represents the amount of accumulated and unpaid dividends and $5,989,909 represents the premium over the liquidation preference on the exchangeable preferred stock as of August 2, 1999.

(2) We have entered into an asset purchase agreement to acquire ten FM and six AM radio stations in these markets for a purchase price of approximately $77.0 million. For a more complete description of this transaction, see the "Pending Transactions" section. If this acquisition closes before we close this offering, we will need to borrow the purchase price under Citadel Broadcasting's credit facility. We would then repay the amount borrowed with proceeds we receive from this offering. If amounts were currently outstanding under this credit facility, the applicable interest rate would be dependent upon the amount borrowed and the current LIBOR rate plus an interest rate spread of 1.5% to 2.75%. Subject to mandatory prepayments of amounts outstanding under this credit facility, the balance of any amounts outstanding would be due on September 30, 2003. See the "Description of Indebtedness" section.

(3) We have entered into a stock purchase agreement with each of the two stockholders of Fuller-Jeffrey Broadcasting Companies, Inc., which owns and operates radio stations in the Portsmouth/Dover/Rochester, New Hampshire and Portland, Maine markets. The $63.5 million purchase price is net of $1.8 million payable under a consulting and noncompetition agreement over a seven-year period, which likely will be paid from working capital. The $63.5 million assumes that we will repay the outstanding debt of Fuller-Jeffrey, which is not to exceed $15.8 million at the time of the closing of the acquisition. If we decide to assume this debt, proceeds not applied to repay the debt would be available for future acquisitions, working capital and general corporate purposes. For a more complete description of this transaction, see the "Pending Transactions" section.

(4) We have entered into an agreement to acquire one AM radio station in Wilkes-Barre/ Scranton for a purchase price of approximately $0.4 million. For a more complete description of this transaction, see the "Pending Transactions" section.

     We may need to change the use of proceeds set forth above in the event that any of our pending acquisitions indicated above do not close. The completion of each of these pending acquisitions are subject to conditions, including those more specifically discussed in the "Pending Transactions" section. If any of our pending acquisitions do not close, we will likely use the excess proceeds from this offering to fund future acquisitions or for working capital and general corporate purposes.

                       MARKET PRICES AND DIVIDEND POLICY

     Our common stock is traded on the Nasdaq National Market under the symbol "CITC." Public trading of our common stock began on July 1, 1998. The following table presents the high and low closing prices per share for our common stock for the periods indicated since July 1, 1998.

1998                                                    HIGH      LOW
----                                                   ------    ------
Quarter Ended September 30...........................  $26.75    $17.75
Quarter Ended December 31............................  $29.38    $14.88
1999                                                     HIGH       LOW
-----------------------------------------------------  ------    ------
Quarter Ended March 31...............................  $33.25    $22.75
April 1 to May 24....................................  $37.75    $27.50

     On May 24, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $30.375. There were 26,268,723 outstanding shares of our common stock as of May 21, 1999. As of May 21, 1999, there were 79 record holders of our common stock.

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain earnings to finance the growth and development of our business and do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Declaration or payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and other factors our Board of Directors deems relevant. The terms of the various documents governing Citadel Broadcasting's indebtedness and its exchangeable preferred stock impose significant restrictions on the payment of dividends and the making of loans by Citadel Broadcasting to Citadel Communications. Because we are a holding company, we do not have any other source from which to pay cash dividends on our common stock. See the "Risk Factors" section under the heading "Absence of Dividends" and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section under the heading "Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of Citadel Communications as of March 31, 1999 on:

      --  an actual basis,

      -- a pro forma basis to give effect to the transactions we completed since March 31, 1999 and our pending transactions, each as described in the "Pro Forma Financial Information" section, as if they had occurred on March 31, 1999, and

      -- a pro forma basis as further adjusted to give effect to this offering and the application of estimated net proceeds we receive from this offering as if they had occurred on March 31, 1999.

Amounts shown for the 10 1/4% notes, 9 1/4% notes and total long-term debt exclude the discount on the 10 1/4% notes and the 9 1/4% notes. You should read this table in conjunction with our Consolidated Financial Statements and related notes, the information included in the "Pro Forma Financial Information" section and other information included elsewhere in this prospectus.

                                             MARCH 31, 1999
                                   ----------------------------------      PRO FORMA
                                                 PRO FORMA FOR OUR        AS FURTHER
                                               RECENTLY COMPLETED AND    ADJUSTED FOR
                                    ACTUAL      PENDING TRANSACTIONS     THIS OFFERING
                                   --------    ----------------------    -------------
                                                 (DOLLARS IN THOUSANDS)
Long-term debt, including current
  portion:
  Credit facility................  $     --           $ 97,500             $  3,196
  Other obligations..............     1,293              3,043                3,043
  10 1/4% notes..................   101,000            101,000              101,000
  9 1/4% notes...................   115,000            115,000              115,000
                                   --------           --------             --------
Total long-term debt.............   217,293            316,543              222,239
13 1/4% exchangeable preferred
  stock..........................   120,837            120,837               75,630
Shareholders' equity:
  Common stock...................        26                 26                   31
  Additional paid-in capital.....   134,530            134,530              274,036
  Deferred compensation..........      (988)              (988)                (988)
  Accumulated deficit............   (37,863)           (37,817)             (37,817)
  Accumulated other comprehensive
     loss........................      (189)              (189)                (189)
                                   --------           --------             --------
  Total shareholders' equity.....    95,516             95,562              235,073
                                   --------           --------             --------
Total capitalization.............  $433,646           $532,942             $532,942
                                   ========           ========             ========

                  RECENTLY COMPLETED AND PENDING TRANSACTIONS

RADIO STATION ACQUISITIONS AND DISPOSITIONS

     Since January 1, 1998, we have acquired or agreed to acquire 63 radio stations and related assets. These acquisitions diversify our station portfolio, broadcast revenue and broadcast cash flow. We have sold or agreed to sell 32 radio stations since January 1, 1998. The information below provides a brief description of each of our recently completed and pending radio station acquisitions and dispositions. See the "Pending Transactions" section for a more detailed description of our pending acquisitions and disposition.

RECENTLY COMPLETED ACQUISITIONS

     Wilkes-Barre/Scranton, Pennsylvania Acquisitions. On January 2, 1998, we acquired WEMR-FM and WEMR-AM for the purchase price of approximately $0.8 million. On March 26, 1998, we acquired WCTP-FM, WCTD-FM and WKJN-AM for the purchase price of approximately $6.0 million. On January 4, 1999, we acquired WBHT-FM for the purchase price of approximately $1.3 million. On May 3, 1999, we acquired WKQV-FM for the purchase price of approximately $1.0 million.

     Boise, Idaho Acquisitions. On February 12, 1998, we acquired Pacific Northwest Broadcasting Corporation which owned KQFC-FM, KKGL-FM and KBOI-AM for the purchase price of approximately $14.0 million. On April 21, 1998, we acquired KIZN-FM and KZMG-FM for the purchase price of approximately $14.5 million.

     Little Rock, Arkansas Acquisition. On November 17, 1998, we acquired KAAY-AM for the purchase price of approximately $5.1 million.

     Saginaw/Bay City, Michigan Acquisition. On February 9, 1999, we acquired WKQZ-FM, WYLZ-FM, WILZ-FM, WIOG-FM, WGER-FM and WSGW-AM for the purchase price of approximately $35.0 million.

     Harrisburg/Carlisle, Pennsylvania Acquisition. On February 17, 1999, we acquired WHYL-FM and WHYL-AM for the purchase price of approximately $4.5 million.

     Baton Rouge and Lafayette, Louisiana Acquisition. On March 17, 1999, we acquired Citywide Communications, Inc., which owned KQXL-FM, WEMX-FM, WCAC-FM, WXOK-AM and WIBR-AM serving the Baton Rouge market and KFXZ-FM, KNEK-FM, KRRQ-FM and KNEK-AM serving the Lafayette market for the purchase price of approximately $31.5 million.

     Colorado Springs, Colorado and Spokane, Washington Acquisitions. On April 30, 1999, we acquired KSPZ-FM serving the Colorado Springs market in exchange for KKLI-FM in Colorado Springs, and we acquired KVOR-AM and KTWK-AM serving the Colorado Springs market and KEYF-FM and KEYF-AM serving the Spokane market for the purchase price of approximately $10.0 million. In a separate transaction on May 3, 1999, we acquired KNJY-FM serving the Spokane market for the purchase price of approximately $4.2 million.

RECENTLY COMPLETED DISPOSITIONS

     Allentown/Bethlehem, Pennsylvania Disposition. On July 27, 1998, we sold WEST-AM as a portion of the consideration for our 1997 acquisition of WLEV-FM in Allentown/ Bethlehem.

     Quincy, Illinois Disposition. On October 7, 1998, we sold WQCY-FM, WTAD-AM, WMOS-FM and WBJR-FM for the sale price of approximately $2.3 million.

     Little Rock, Arkansas Disposition. On November 17, 1998, we sold KRNN-AM for the sale price of approximately $0.2 million.

     Colorado Springs, Colorado and Spokane, Washington Transactions. On April 30, 1999, we disposed of KKLI-FM in exchange for KSPZ-FM in Colorado Springs. In connection with this transaction we also terminated a joint sales agreement under which we operated other radio stations in Colorado Springs and in Spokane.

PENDING ACQUISITIONS

     Charleston, South Carolina; Binghamton, New York; and Muncie and Kokomo, Indiana Acquisitions. On November 23, 1998, we entered into an agreement to acquire WSSX-FM, WWWZ-FM, WMGL-FM, WSUY-FM, WNKT-FM, WTMA-AM, WTMZ-AM and WXTC-AM in Charleston, WHWK-FM, WYOS-FM, WAAL-FM, WNBF-AM and WKOP-AM in Binghamton, WMDH-FM and WMDH-AM in Muncie and WWKI-FM in Kokomo for the purchase price of approximately $77.0 million. FCC action on the application to assign these licenses to Citadel Communications has been delayed because a petition to deny was filed by a competitor in the Binghamton market and because of the FCC's concerns about ownership concentration in Binghamton. For a discussion of the FCC license transfer approval process, see the "Business" section under the heading "Ownership Matters." The completion of this transaction is subject to a number of other conditions.

     Portsmouth/Dover/Rochester, New Hampshire; and Portland, Maine
Acquisition. On April 30, 1999, we entered into agreements to acquire Fuller-Jeffrey Broadcasting Companies, Inc. which owns WOKQ-FM, WPKQ-FM, WXBB-FM and WXBP-FM serving the Portsmouth/Dover/Rochester market and WBLM-FM, WCYI-FM, WCYY-FM, WHOM-FM, WJBQ-FM, and WCLZ-FM serving the Portland market for the purchase price of approximately $65.3 million, which amount includes $1.8 million in consulting and noncompetition payments payable over a seven-year period. The completion of this transaction is subject to a number of conditions.

     Wilkes-Barre/Scranton Pennsylvania. On January 11, 1999, we entered into an agreement to acquire WKQV-AM for the purchase price of approximately $0.4 million. The closing of this transaction has been delayed because of an unresolved real estate issue.

PENDING DISPOSITION

     Eugene and Medford, Oregon; Tri-Cities, Washington; Billings, Montana; and State College and Johnstown, Pennsylvania Disposition. On January 13, 1999, we entered into an agreement to sell KKTT-FM, KEHK-FM and KUGN-AM in Eugene, KAKT-FM, KBOY-FM, KCMX-FM, KTMT-FM, KCMX-AM and KTMT-AM in Medford, KEYW-FM, KORD-FM, KXRX-FM, KTHK-FM and KFLD-AM in Tri-Cities, KCTR-FM, KKBR-FM,

KBBB-FM, KMHK-FM and KBUL-AM in Billings, WQKK-FM and WGLU-FM in Johnstown and WQWK-FM, WNCL-FM, WRSC-AM and WBLF-AM in State College for the sale price of approximately $26.0 million. FCC action on the application to assign these licenses to the purchaser will likely be delayed because comments were filed by the Department of Justice regarding ownership concentration in Billings and because of the FCC's concerns about ownership concentration in Billings. For a discussion of the FCC license transfer approval process, see the "Business" section under the heading "Ownership Matters." The completion of this transaction is subject to a number of other conditions.

1998 FINANCINGS

     Initial Public Offering. On July 7, 1998, we completed an initial public offering of 6,880,796 shares of our common stock, at $16.00 per share. Of such shares, we sold 6,250,000 shares and several of our stockholders sold 630,796 shares. On July 14, 1998, we sold 1,032,119 additional shares when the underwriters exercised their over-allotment option. The aggregate net proceeds we received were approximately $106.6 million and were used to repay a portion of the outstanding indebtedness under Citadel Broadcasting's credit facility. We did not receive any of the proceeds from the sale of shares by the selling stockholders.

     Senior Subordinated Notes. On November 19, 1998, Citadel Broadcasting sold $115.0 million principal amount of its 9 1/4% notes in order to finance several acquisitions, repay indebtedness under its credit facility and provide working capital.

                   INFORMATION ABOUT STATION AND MARKET DATA

     For this prospectus:

      -- We obtained all metropolitan statistical area rank information for all markets and market revenue information, station group market share and rank information for the Allentown/Bethlehem, Baton Rouge, Binghamton, Charleston, Colorado Springs, Harrisburg/Carlisle, Lafayette, Portland, Portsmouth/Dover/Rochester, Saginaw, Spokane and York markets from Investing in Radio 1999 Market Report (1st ed.) published by BIA Publications, Inc.

      -- We obtained all market revenue, station group market revenue share and rank information for the Albuquerque, Boise, Little Rock, Modesto, Providence, Reno, Salt Lake City and Wilkes-Barre/Scranton markets from the December 31, 1998 Miller, Kaplan Market Revenue Report, a publication of Miller, Kaplan, Arase & Co., Certified Public Accountants.

      -- We give all market revenue and station group market revenue share and rank information for 1998.

      -- We give all audience share and primary demographic share and rank information for 1998 and obtained this information from the Fall 1998 Radio Market Report published by The Arbitron Company. In the table in the "Prospectus Summary" section under the heading "Our Pending Transactions and Station Portfolio," we derived station group audience share based on persons ages 25 to 54, listening Monday through Sunday, 6:00 a.m. to 12:00 midnight.

     Unless the context otherwise requires, the term operate, as used in connection with our radio station activities, includes providing programming and selling advertising under local marketing agreements or selling advertising under joint sales agreements.

     A radio station's designated market may be different from its community of license. If a radio station's call letters have changed during the time we have owned or operated the station, we describe the station by its call letters currently in use.

                        PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma condensed consolidated financial statements reflect the results of operations and balance sheet of Citadel Communications after giving effect to:

     (1) the following completed transactions:

         -- all radio station acquisitions and dispositions we completed since January 1, 1998, except for the acquisitions of two FM radio stations in Wilkes-Barre/ Scranton and one FM radio station in Spokane, the effect of which we consider to be immaterial,

         -- the April 1999 termination of a joint sales agreement relating to radio stations in Colorado Springs and Spokane,

         -- the repayment of outstanding borrowings under Citadel Broadcasting's credit facility with the proceeds from the July 1998 initial public offering of our common stock, and

         -- the November 1998 offering of $115.0 million principal amount of Citadel Broadcasting's 9 1/4% notes and the use of the net proceeds from that offering;

     (2) the pending acquisitions of radio stations and related assets in Charleston, Binghamton, Muncie, Kokomo, Portsmouth/Dover/Rochester and Portland;

     (3) the pending disposition of radio stations and related assets in Eugene, Medford, Tri-Cities, Billings, State College and Johnstown; and

     (4) this offering of our common stock and the use of estimated net proceeds we receive from this offering.

     The unaudited pro forma condensed consolidated financial statements are based on our historical consolidated financial statements and the financial statements of those entities acquired, or from which assets were acquired, in connection with the completed transactions, and should be read in conjunction with the financial statements of the following entities and the related notes, which are included elsewhere in this prospectus:

      --  Citadel Communications Corporation,

      --  Tele-Media Broadcasting Company and its Partnership Interests, and

      --  Fuller-Jeffrey Broadcasting Companies, Inc.

     In the opinion of management, all adjustments necessary to fairly present this pro forma information have been made. The interest rate applied to borrowings under, and repayments of, our credit facility in the pro forma consolidated statements of operations was 8.4375%, which represents the interest rate in effect under our credit facility as of January 1, 1998.

     Depreciation and amortization for the acquisitions are based upon preliminary allocations of the purchase price to property and equipment and intangible assets. Actual depreciation and amortization may differ depending on the final allocation of the purchase price. However, management does not believe these differences will be material.

     For pro forma purposes, our balance sheet as of March 31, 1999 has been adjusted to give effect to the following transactions as if each had occurred on March 31, 1999:

     (1) all radio station acquisitions and dispositions that we completed since March 31, 1999, except for the acquisition of one FM radio station in Wilkes-Barre/Scranton and one FM radio station in Spokane, the effect of which we consider to be immaterial,

     (2) the April 1999 termination of a joint sales agreement relating to two FM and two AM radio stations in Colorado Springs and two FM and two AM radio stations in Spokane,

     (3) the pending acquisitions,

     (4) the pending disposition, and

     (5) this offering of our common stock and the use of estimated net proceeds we receive from this offering.

     For a brief discussion of our radio station acquisitions and dispositions completed since January 1, 1998 and our pending acquisitions and disposition, see the "Recently Completed and Pending Transactions" section.

     The unaudited pro forma information is presented for illustrative purposes only and does not indicate the operating results or financial position that would have occurred if the transactions described above had been completed on the dates indicated, nor is it indicative of future operating results or financial position if the transactions described above are completed. We cannot predict whether the completion of the pending acquisitions and the pending disposition will conform to the assumptions used in the preparation of the unaudited pro forma condensed consolidated financial statements.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                             (DOLLARS IN THOUSANDS)

                                                                                       ADJUSTMENTS
                                                      ADJUSTMENTS                      FOR PENDING
                                                          FOR        AS ADJUSTED FOR   ACQUISITIONS   ADJUSTMENTS
                                                       COMPLETED        COMPLETED      AND PENDING      FOR THIS
                                            ACTUAL    TRANSACTIONS    TRANSACTIONS     DISPOSITION      OFFERING     PRO FORMA
                                            -------   ------------   ---------------   ------------   ------------   ---------
Net broadcasting revenue..................  $32,633      $2,493          $35,126         $ 4,698        $    --       $39,824
Station operating expenses................   24,626       2,144           26,770           1,952             --        28,722
Depreciation and amortization.............    7,003       1,035            8,038           2,805             --        10,843
Corporate general and administrative......    1,491          --            1,491             (44)            --         1,447
                                            -------      ------          -------         -------        -------       -------
    Operating expenses....................   33,120       3,179           36,299           4,713             --        41,012
                                            -------      ------          -------         -------        -------       -------
Operating income (loss)...................     (487)       (686)          (1,173)            (15)            --        (1,188)
Interest expense..........................    5,744          --            5,744           2,057         (1,989)        5,812
Other (income) expense, net...............     (631)         --             (631)           (112)            --          (743)
                                            -------      ------          -------         -------        -------       -------
Income (loss) before income taxes.........   (5,600)       (686)          (6,286)         (1,960)         1,989        (6,257)
Current tax expense.......................       59          --               59              --             --            59
Deferred tax benefit......................     (478)       (126)            (604)           (332)            --          (936)
Dividend requirement for exchangeable
  preferred stock.........................   (4,013)         --           (4,013)             --          1,188        (2,825)
                                            -------      ------          -------         -------        -------       -------
Income (loss) applicable to common
  shares..................................  $(9,194)     $ (560)         $(9,754)        $(1,628)       $ 3,177       $(8,205)
                                            =======      ======          =======         =======        =======       =======

In reviewing the information contained in the table above, you should note the following:

     ADJUSTMENTS FOR COMPLETED TRANSACTIONS. The data in the "Adjustments for Completed Transactions" column represent the net effect of the transactions completed after January 1, 1999 as if each had taken place on January 1, 1998, except for the acquisitions of two FM radio stations in Wilkes-Barre/Scranton and one FM radio station in Spokane, the effect of which we consider to be immaterial.

     Prior to the acquisition dates, Citadel Broadcasting operated six of the acquired stations under a joint sales agreement or a local marketing agreement and received fees for such services. The information in the "Adjustments for Completed Transactions" column includes net revenue and station operating expenses for stations operated under joint sales agreements to reflect ownership of the stations as of January 1, 1998. Net revenue and station expenses for stations operated under local marketing agreements are included in our historical consolidated financial statements. For those stations operated under joint sales agreements or local marketing agreements and subsequently acquired, associated fees and redundant expenses were eliminated and estimated occupancy costs were included to adjust the results of operations to reflect ownership of the stations as of January 1, 1998.

     The table below provides a breakdown of the components in the "Adjustments for Completed Transactions" column. The data in the "Other Acquisitions and Disposition" column give effect to our recently completed acquisitions in Harrisburg/Carlisle, Colorado Springs and Spokane and disposition in Colorado Springs and the April 1999 termination of the joint sales agreement relating to stations in Colorado Springs and Spokane.

                                 BATON ROUGE                           OTHER
                                     AND                            ACQUISITIONS
                                  LAFAYETTE     SAGINAW/BAY CITY        AND        THE COMPLETED
                                 ACQUISITION       ACQUISITION      DISPOSITION     TRANSACTIONS
                                 ------------   -----------------   ------------   --------------
Net broadcasting revenue.......     $1,371            $ 526             $596           $2,493
Station operating expenses.....      1,275              486              383            2,144
Depreciation and
  amortization.................        628              202              205            1,035
                                    ------            -----             ----           ------
  Operating expenses...........      1,903              688              588            3,179
                                    ------            -----             ----           ------
Income (loss) before income
  taxes........................       (532)            (162)               8             (686)
Deferred tax benefit...........       (126)               0                0             (126)
                                    ------            -----             ----           ------
Income (loss)..................     $ (406)           $(162)            $  8           $ (560)
                                    ======            =====             ====           ======

     ADJUSTMENTS FOR PENDING ACQUISITIONS AND PENDING DISPOSITION. The table below provides a breakdown of the components in the "Adjustments for Pending Acquisitions and Pending Disposition" column.

                                      CHARLESTON/    PORTSMOUTH/
                                      BINGHAMTON/       DOVER/                       PENDING
                                        MUNCIE/       ROCHESTER                    ACQUISITIONS
                                        KOKOMO       AND PORTLAND      PENDING     AND PENDING
                                      ACQUISITION    ACQUISITION     DISPOSITION   DISPOSITION
                                      -----------   --------------   -----------   ------------
Net broadcasting revenue............    $ 4,582        $ 3,141         $(3,025)      $ 4,698
Station operating expenses..........      3,069          2,171          (3,288)        1,952
Depreciation and amortization.......      1,342          1,463              --         2,805
Corporate general and
  administrative....................         --             --             (44)          (44)
                                        -------        -------         -------       -------
  Operating expenses................      4,411          3,634          (3,332)        4,713
                                        -------        -------         -------       -------
Operating income (loss).............        171           (493)            307           (15)
Interest expense....................      1,266          1,339            (548)        2,057
Other (income) expense..............         --             --            (112)         (112)
                                        -------        -------         -------       -------
Income (loss) before income taxes        (1,095)        (1,832)            967        (1,960)
Deferred tax benefit                         --           (332)             --          (332)
                                        -------        -------         -------       -------
Income (loss).......................    $(1,095)       $(1,500)        $   967       $(1,628)
                                        =======        =======         =======       =======

     ADJUSTMENTS FOR THIS OFFERING. The data in the "Adjustments for this Offering" column represent the interest savings from using the estimated net proceeds we receive from this offering for the repayment of $94.3 million of the pro forma credit facility balance and the reduction in the dividend requirement resulting from the redemption of 35% of the outstanding exchangeable preferred stock.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             (DOLLARS IN THOUSANDS)

                                                                                       ADJUSTMENTS
                                                                                       FOR PENDING
                                                      ADJUSTMENTS    AS ADJUSTED FOR   ACQUISITIONS   ADJUSTMENTS
                                                     FOR COMPLETED      COMPLETED      AND PENDING     FOR THIS
                                           ACTUAL    TRANSACTIONS     TRANSACTIONS     DISPOSITION     OFFERING     PRO FORMA
                                           -------   -------------   ---------------   ------------   -----------   ---------
Net broadcasting revenue.................  $28,139      $ 3,103          $31,242         $ 2,978        $    --     $ 34,220
Station operating expenses...............   21,897        1,620           23,517             814             --       24,331
Depreciation and amortization............    5,946        2,048            7,994           2,457             --       10,451
Corporate general and administrative.....    1,118           --            1,118             (44)            --        1,074
                                           -------      -------          -------         -------        -------     --------
    Operating expenses...................   28,961        3,668           32,629           3,227             --       35,856
                                           -------      -------          -------         -------        -------     --------
Operating income (loss)..................     (822)        (565)          (1,387)           (249)            --       (1,636)
Interest expense.........................    4,759       (1,360)           3,399           2,057         (1,989)       3,467
Other (income) expense, net..............      (37)          --              (37)             --             --          (37)
                                           -------      -------          -------         -------        -------     --------
Income (loss) before income taxes........   (5,544)         795           (4,749)         (2,306)         1,989       (5,066)
Deferred tax benefit.....................     (429)        (126)            (555)           (332)            --         (887)
Dividend requirement for exchangeable
  preferred stock........................   (3,572)          --           (3,572)             --         (3,135)      (6,707)
                                           -------      -------          -------         -------        -------     --------
Income (loss) applicable to common
  shares.................................  $(8,687)     $   921          $(7,766)        $(1,974)       $(1,146)    $(10,886)
                                           =======      =======          =======         =======        =======     ========

In reviewing the information contained in the table above, you should note the following:

     ADJUSTMENTS FOR COMPLETED TRANSACTIONS. The data in the "Adjustments for Completed Transactions" column represent the net effect of the transactions completed after January 1, 1998 as if each had taken place on January 1, 1998, except for the acquisitions of two FM radio stations in Wilkes-Barre/Scranton and one FM radio station in Spokane, the effect of which we consider to be immaterial.

     Prior to the acquisition dates, Citadel Broadcasting operated many of the acquired stations under a joint sales agreement or local marketing agreement and received fees for such services. The information in the "Adjustments for Completed Transactions" column includes net revenue and station operating expenses for stations operated under joint sales agreements to reflect ownership of the stations as of January 1, 1998. Net revenue and station expenses for stations operated under local marketing agreements are included in our historical consolidated financial statements. For those stations operated under joint sales agreements or local marketing agreements and subsequently acquired, associated fees and redundant expenses were eliminated and estimated occupancy costs were included to adjust the results of operations to reflect ownership of the stations as of January 1, 1998.

     The table below provides a breakdown of the components in the "Adjustments for Completed Transactions" column. As you review this table, you should note the following:

      -- The data in the "Other Acquisitions and Dispositions" column give effect to our recently completed acquisitions in Wilkes-Barre/Scranton, Boise, Little Rock, Harrisburg/Carlisle, Colorado Springs and Spokane, dispositions in Allentown/Bethlehem, Quincy, Little Rock and Colorado Springs and the termination of a joint sales agreement relating to stations in Colorado Springs and Spokane.

      -- The data in the "Repayment of the Credit Facility" column reflect the repayment of outstanding borrowings under Citadel Broadcasting's credit facility with the proceeds from our July 1998 initial public offering of our common stock, and

      -- The data in the "Offering of 9 1/4% Notes" column reflect recording the net increase in interest expense and the amortization of deferred financing costs of $3.5 million related to Citadel Broadcasting's
          9 1/4% notes.

                         SAGINAW/      BATON ROUGE         OTHER           REPAYMENT      OFFERING
                         BAY CITY     AND LAFAYETTE   ACQUISITIONS AND   OF THE CREDIT    OF 9 1/4%    COMPLETED
                       ACQUISITION     ACQUISITION      DISPOSITIONS        FACILITY        NOTES     TRANSACTIONS
                       ------------   -------------   ----------------   --------------   ---------   ------------
Net broadcasting
  revenue............     $1,306         $1,298            $ 499            $    --         $  --        $3,103
Station operating
  expenses...........      1,006          1,011             (397)                --            --         1,620
Depreciation and
  amortization.......        605            729              714                 --            --         2,048
                          ------         ------            -----            -------         -----        ------
  Operating
    expenses.........      1,611          1,740              317                 --            --         3,668
                          ------         ------            -----            -------         -----        ------
Operating income
  (loss).............       (305)          (442)             182                 --            --          (565)
Interest expense.....         --             --              490             (2,243)          393        (1,360)
                          ------         ------            -----            -------         -----        ------
Income (loss) before
  income taxes.......       (305)          (442)            (308)             2,243          (393)          795
Deferred tax
  benefit............         --           (126)              --                 --            --          (126)
                          ------         ------            -----            -------         -----        ------
Income (loss)........     $ (305)        $ (316)           $(308)           $ 2,243         $(393)       $  921
                          ======         ======            =====            =======         =====        ======

     ADJUSTMENTS FOR PENDING ACQUISITIONS AND PENDING DISPOSITION. The table below provides a breakdown of the components in the "Adjustments for Pending Acquisitions and Pending Disposition" column.

                                                      PORTSMOUTH/
                                      CHARLESTON/       DOVER/                       PENDING
                                      BINGHAMTON/      ROCHESTER                   ACQUISITIONS
                                     MUNCIE/KOKOMO   AND PORTLAND      PENDING     AND PENDING
                                      ACQUISITION     ACQUISITION    DISPOSITION   DISPOSITION
                                     -------------   -------------   -----------   ------------
Net broadcasting revenue...........     $ 3,471         $ 2,647        $(3,140)      $ 2,978
Station operating expenses.........       2,257           1,870         (3,313)          814
Depreciation and amortization......       1,342           1,463           (348)        2,457
Corporate general and
  administrative...................          --              --            (44)          (44)
                                        -------         -------        -------       -------
  Operating expenses...............       3,599           3,333         (3,705)        3,227
                                        -------         -------        -------       -------
Operating income (loss)............        (128)           (686)           565          (249)
Interest expense...................       1,266           1,339           (548)        2,057
                                        -------         -------        -------       -------
Income (loss) before income
  taxes............................      (1,394)         (2,025)         1,113        (2,306)
Deferred tax benefit...............          --            (332)            --          (332)
                                        -------         -------        -------       -------
Income (loss)......................     $(1,394)        $(1,693)       $ 1,113       $(1,974)
                                        =======         =======        =======       =======

     ADJUSTMENTS FOR THIS OFFERING. The data in the "Adjustments for this Offering" column represent the interest savings from using the estimated net proceeds we receive from this offering for the repayment of $94.3 million of the pro forma credit facility balance and the reduction in the dividend requirement resulting from the redemption of 35% of the outstanding exchangeable preferred stock offset by the redemption premium.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
                             (DOLLARS IN THOUSANDS)

                                                                                     ADJUSTMENTS
                                                    ADJUSTMENTS                      FOR PENDING
                                                        FOR        AS ADJUSTED FOR   ACQUISITIONS   ADJUSTMENTS
                                                     COMPLETED        COMPLETED      AND PENDING     FOR THIS
                                          ACTUAL    TRANSACTIONS    TRANSACTIONS     DISPOSITION     OFFERING     PRO FORMA
                                         --------   ------------   ---------------   ------------   -----------   ---------
Net broadcasting revenue...............  $135,426     $16,849         $152,275         $14,763        $    --     $167,038
Station operating expenses.............    93,485      11,015          104,500           6,116             --      110,616
Depreciation and amortization..........    26,414       7,063           33,477           9,848             --       43,325
Corporate general and administrative...     4,369          --            4,369            (175)            --        4,194
                                         --------     -------         --------         -------        -------     --------
  Operating expenses...................   124,268      18,078          142,346          15,789             --      158,135
                                         --------     -------         --------         -------        -------     --------
Operating income (loss)................    11,158      (1,229)           9,929          (1,026)            --        8,903
Interest expense.......................    18,126      (2,668)          15,458           8,227         (7,957)      15,728
Other (income) expense, net............    (1,651)         --           (1,651)           (174)            --       (1,825)
                                         --------     -------         --------         -------        -------     --------
Income (loss) before income taxes......    (5,317)      1,439           (3,878)         (9,079)         7,957       (5,000)
Current tax expense....................       420          --              420              --             --          420
Deferred tax benefit...................    (1,806)       (505)          (2,311)         (1,328)            --       (3,639)
Dividend requirement for exchangeable
  preferred stock......................   (14,586)         --          (14,586)             --            138      (14,448)
                                         --------     -------         --------         -------        -------     --------
Income (loss) applicable to common
  shares...............................  $(18,517)    $ 1,944         $(16,573)        $(7,751)       $ 8,095     $(16,229)
                                         ========     =======         ========         =======        =======     ========

In reviewing the information contained in the table above, you should note the following:

     ADJUSTMENTS FOR COMPLETED TRANSACTIONS. The data in the "Adjustments for Completed Transactions" column represent the net effect of the transactions completed after January 1, 1998 as if each had taken place on January 1, 1998, except for the acquisitions of two FM radio stations in Wilkes-Barre/Scranton and one FM radio station in Spokane, the effect of which we consider to be immaterial.

     Prior to the acquisition dates, Citadel Broadcasting operated many of the acquired stations under a joint sales agreement or local marketing agreement and received fees for such services. The information in the "Adjustments for Completed Transactions" column includes net revenue and station operating expenses for stations operated under joint sales agreements to reflect ownership of the stations as of January 1, 1998. Net revenue and station expenses for stations operated under local marketing agreements are included in our historical consolidated financial statements. For those stations operated under joint sales agreements or local marketing agreements and subsequently acquired, associated fees and redundant expenses were eliminated and estimated occupancy costs were included to adjust the results of operations to reflect ownership of the stations as of January 1, 1998.

     The table below provides a breakdown of the components in the "Adjustments for Completed Transactions" column. As you review this table, you should note the following:

      -- The data in the "Other Acquisitions and Dispositions" column give effect to our recently completed acquisitions in Wilkes-Barre/Scranton, Boise, Little Rock, Harrisburg/Carlisle, Colorado Springs and Spokane, dispositions in Allentown/Bethlehem, Quincy, Little Rock and Colorado Springs and the termination of a joint sales agreement relating to stations in Colorado Springs and Spokane.

      -- The data in the "Repayment of the Credit Facility" column reflect the repayment of outstanding borrowings under Citadel Broadcasting's credit facility with the proceeds from our July 1998 initial public offering of our common stock, and

      -- The data in the "Offering of 9 1/4% Notes" column reflect recording the net increase in interest expense and the amortization of deferred financing costs of $3.5 million related to Citadel Broadcasting's
          9 1/4% notes.

                         SAGINAW/      BATON ROUGE         OTHER           REPAYMENT      OFFERING
                         BAY CITY     AND LAFAYETTE   ACQUISITIONS AND   OF THE CREDIT    OF 9 1/4%    COMPLETED
                       ACQUISITION     ACQUISITION      DISPOSITIONS        FACILITY        NOTES     TRANSACTIONS
                       ------------   -------------   ----------------   --------------   ---------   ------------
Net broadcasting
  revenue............     $6,981         $ 7,331          $ 2,537           $     --       $    --      $16,849
Station operating
  expenses...........      4,447           5,170            1,398                 --            --       11,015
Depreciation and
  amortization.......      2,421           2,914            1,728                 --            --        7,063
                          ------         -------          -------           --------       -------      -------
  Operating
    expenses.........      6,868           8,084            3,126                 --            --       18,078
                          ------         -------          -------           --------       -------      -------
Operating income
  (loss).............        113            (753)            (589)                --            --       (1,229)
Interest expense.....         --              --              445             (4,487)        1,374       (2,668)
                          ------         -------          -------           --------       -------      -------
Income (loss) before
  income taxes.......        113            (753)          (1,034)             4,487        (1,374)       1,439
Deferred tax
  benefit............         --            (505)              --                 --            --         (505)
                          ------         -------          -------           --------       -------      -------
Income (loss)........     $  113         $  (248)         $(1,034)          $  4,487       $(1,374)     $ 1,944
                          ======         =======          =======           ========       =======      =======

     ADJUSTMENTS FOR PENDING ACQUISITIONS AND PENDING DISPOSITION. The table below provides a breakdown of the components in the "Adjustments for Pending Acquisitions and Pending Disposition" column.

                                      CHARLESTON/    PORTSMOUTH/DOVER/                   PENDING
                                      BINGHAMTON/        ROCHESTER                     ACQUISITIONS
                                     MUNCIE/KOKOMO     AND PORTLAND        PENDING     AND PENDING
                                      ACQUISITION       ACQUISITION      DISPOSITION   DISPOSITION
                                     -------------   -----------------   -----------   ------------
Net broadcasting revenue...........     $16,500           $13,642         $(15,379)      $14,763
Station operating expenses.........      11,051             8,676          (13,611)        6,116
Depreciation and amortization......       5,367             5,853           (1,372)        9,848
Corporate general and
  administrative...................          --                --             (175)         (175)
                                        -------           -------         --------       -------
  Operating expenses...............      16,418            14,529          (15,158)       15,789
                                        -------           -------         --------       -------
Operating income (loss)............          82              (887)            (221)       (1,026)
Interest expense...................       5,063             5,358           (2,194)        8,227
Other (income) expense.............          --                --             (174)         (174)
                                        -------           -------         --------       -------
Income (loss) before income
  taxes............................      (4,981)           (6,245)           2,147        (9,079)
Deferred tax benefit...............          --            (1,328)              --        (1,328)
                                        -------           -------         --------       -------
Income (loss)......................     $(4,981)          $(4,917)        $  2,147       $(7,751)
                                        =======           =======         ========       =======

     ADJUSTMENTS FOR THIS OFFERING. The data in the "Adjustments for this Offering" column represent the interest savings from using the estimated net proceeds we receive from this offering for the repayment of $94.3 million of the pro forma credit facility balance and the reduction in the dividend requirement resulting from the redemption of 35% of the outstanding exchangeable preferred stock offset by the redemption premium.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                                 BALANCE SHEET

                                 MARCH 31, 1999
                             (DOLLARS IN THOUSANDS)

                                                                                     ADJUSTMENTS
                                                                                     FOR PENDING
                                                 ADJUSTMENTS FOR   AS ADJUSTED FOR   ACQUISITIONS   ADJUSTMENTS
                                                    COMPLETED         COMPLETED      AND PENDING     FOR THIS
                                       ACTUAL     TRANSACTIONS      TRANSACTIONS     DISPOSITION     OFFERING     PRO FORMA
                                      --------   ---------------   ---------------   ------------   -----------   ---------
ASSETS
Cash and cash equivalents...........  $ 31,615      $(10,000)         $ 21,615         $(16,900)     $     --     $  4,715
Accounts and notes receivable,
  net...............................    35,837            --            35,837            5,252            --       41,089
Prepaid expenses....................     2,881            --             2,881              256            --        3,137
Assets held for sale................    25,954            --            25,954          (25,954)           --           --
                                      --------      --------          --------         --------      --------     --------
    Total current assets............    96,287       (10,000)           86,287          (37,346)           --       48,941
Property and equipment, net.........    42,070            --            42,070           11,650            --       53,720
Intangible assets, net..............   335,173        10,000           345,173          146,599            --      491,772
Other assets........................     4,344            --             4,344              405            --        4,749
                                      --------      --------          --------         --------      --------     --------
                                      $477,874      $     --          $477,874         $121,308      $     --     $599,182
                                      ========      ========          ========         ========      ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued
  liabilities.......................  $ 18,098      $     --          $ 18,098         $  2,091      $     --     $ 20,189
Current maturities of other
  long-term obligations.............       270            --               270              250            --          520
                                      --------      --------          --------         --------      --------     --------
    Total current liabilities.......    18,368            --            18,368            2,341            --       20,709
                                      --------      --------          --------         --------      --------     --------
Notes payable, less current
  maturities........................        --                              --           97,500       (94,304)       3,196
10 1/4% Notes.......................    98,553            --            98,553               --            --       98,553
9 1/4% Notes........................   111,639            --           111,639               --            --      111,639
Other long-term obligations, less
  current maturities................     1,023            --             1,023            1,500            --        2,523
Deferred tax liability..............    31,938            --            31,938           19,921            --       51,859
Exchangeable preferred stock........   120,837            --           120,837               --       (45,207)      75,630
Shareholders' equity:
  Common stock and additional
    paid-in capital.................   134,556            --           134,556               --       146,000
                                                                                                       (6,489)     274,067
  Deferred compensation.............      (988)           --              (988)              --            --         (988)
  Accumulated deficit...............   (37,863)           --           (37,863)              46            --      (37,817)
  Accumulated other comprehensive
    loss............................      (189)           --              (189)              --            --         (189)
                                      --------      --------          --------         --------      --------     --------
    Total shareholders' equity......    95,516            --            95,516               46       139,511      235,073
                                      --------      --------          --------         --------      --------     --------
                                      $477,874      $     --          $477,874         $121,308      $     --     $599,182
                                      ========      ========          ========         ========      ========     ========

     In reviewing the information contained in the table above, you should note the following:

     ADJUSTMENTS FOR COMPLETED TRANSACTIONS. The data in the "Adjustments for Completed Transactions" column represent the net effect of transactions completed after March 31, 1999 as if each had taken place on March 31, 1999, except for the acquisition of one FM radio station in Wilkes-Barre/Scranton and one FM radio station in Spokane, the effect of which we consider to be immaterial.

     ADJUSTMENTS FOR PENDING ACQUISITIONS AND PENDING DISPOSITION. The data in the "Adjustments for Pending Acquisitions and Pending Disposition" column give effect to our pending acquisitions in Charleston, Binghamton, Muncie, Kokomo, Portsmouth/Dover/ Rochester, and Portland and disposition in Eugene, Medford, Tri-Cities, Billings, State College and Johnstown.

     ADJUSTMENTS FOR THIS OFFERING. The data in the "Adjustments for this Offering" column represent our issuance of 5,000,000 shares of our common stock at a public offering price of $30.625 per share based on the average of the high and low trading prices of our common stock on May 24, 1999, net of an aggregate of $7.1 million of underwriting discounts and commissions and estimated offering expenses. The application of the estimated net proceeds we receive from this offering is to repay $94.3 million of the pro forma balance on Citadel Broadcasting's credit facility and for the redemption of 35% of Citadel Broadcasting's outstanding exchangeable preferred stock and the payment of $6.5 million for the redemption premium and the accumulated and unpaid dividends on the shares redeemed.

                       SELECTED HISTORICAL FINANCIAL DATA

     The selected consolidated historical financial data presented below as of and for each of the years ended December 31, 1994, 1995, 1996, 1997 and 1998 are derived from our consolidated financial statements. These consolidated financial statements have been audited by KPMG LLP, independent certified public accountants. Our selected historical financial data presented below as of March 31, 1999 and for each of the three month periods ended March 31, 1997 through March 31, 1999 are derived from our unaudited consolidated financial statements. In our opinion, these unaudited consolidated financial statements contain all necessary adjustments of a normal recurring nature to present the financial statements in accordance with generally accepted accounting principles. Our consolidated financial statements as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998 and the independent auditors' report on those consolidated financial statements, as well as our unaudited consolidated financial statements as of March 31, 1999 and for the three months ended March 31, 1998 and 1999, are included elsewhere in this prospectus. Our financial results are not comparable from year to year because of our acquisition and disposition of various radio stations.

     You should read the summary historical financial data presented above together with, and it is qualified by reference to, our Consolidated Financial Statements and related notes and the information contained in the "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections.

     As you review the information contained in the following table with respect to the years ended December 31, 1994 through 1998 and the three month periods ended March 31, 1998 and 1999, you should note the following:

      -- Interest Expense. Interest expense includes debt issuance costs and debt discount amortization of approximately $287,000, $132,000, $371,000, $441,000 and $717,000 for the years ended December 31, 1994,
          1995, 1996, 1997 and 1998, respectively, and $96,000 and $253,000 for the three months ended March 31, 1998 and 1999, respectively.

      -- Extraordinary Loss. On October 9, 1996, we repaid our long-term debt of $31.3 million, payable to a financial institution, and our note payable to a related party of $7.0 million. The early retirement of the long-term debt resulted in a $1.8 million extraordinary loss due to prepayment premiums and the write-off of debt issuance costs.

      -- Cash Dividends. We have never declared cash dividends on our common stock.

      -- Net Loss Per Common Share. Basic and diluted net loss per common share are the same for all periods presented due to our net losses.

      --  Other (Income) Expense, Net. Other (income) expense includes gain
          (loss) on sales of radio stations and property and equipment of approximately $620,068, $707,286, $(1,749), $0 and $1,044,880 for the
          years ended December 31, 1994, 1995, 1996, 1997 and 1998,
          respectively, and $0 and $0 for the three months ended March 31, 1998 and 1999, respectively.

      -- Broadcast Cash Flow, EBITDA and After-tax Cash Flow. The performance of a radio station group is customarily measured by its ability to generate broadcast cash flow. The two components of broadcast cash flow are gross revenue, net of agency commissions, and operating expenses, excluding depreciation and amortization, corporate general and administrative expenses and non-cash and non-recurring charges. Broadcast cash flow assists in comparing performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods, particularly when acquisitions are involved. EBITDA consists of operating income (loss) before depreciation and amortization. After-tax cash flow consists of net income before extraordinary items less preferred dividends and the amount of the deferred tax benefit plus depreciation and amortization. Although broadcast cash flow, EBITDA and after-tax cash flow are not measures of performance calculated in accordance with generally accepted accounting principles, we believe that they are useful to an investor in evaluating our company because they are measures widely used in the broadcasting industry to evaluate a radio company's operating performance. However, you should not consider broadcast cash flow, EBITDA and after-tax cash flow in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles as a measure of liquidity or profitability.

                                                                                               THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                           MARCH 31,
                                ----------------------------------------------------------   ----------------------
                                  1994        1995        1996        1997         1998        1998         1999
                                ---------   ---------   ---------   ---------   ----------   ---------   ----------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net broadcasting revenue......  $  32,998   $  34,112   $  45,413   $  89,803   $  135,426   $  28,139   $   32,633
Station operating expenses....     24,331      26,832      33,232      65,245       93,485      21,897       24,626
Depreciation and
  amortization................      7,465       4,921       5,189      14,661       26,414       5,946        7,003
Corporate general and
  administrative..............      2,504       2,274       3,248       3,530        4,369       1,118        1,491
                                ---------   ---------   ---------   ---------   ----------   ---------   ----------
Operating income (loss).......     (1,302)         85       3,744       6,367       11,158        (822)        (487)
Interest expense..............      4,866       5,242       6,155      12,872       18,126       4,759        5,744
Other (income) expense, net...       (657)       (781)       (414)       (451)      (1,651)        (37)        (631)
                                ---------   ---------   ---------   ---------   ----------   ---------   ----------
Income (loss) before income
  taxes and extraordinary
  item........................     (5,511)     (4,376)     (1,997)     (6,054)      (5,317)     (5,544)      (5,600)
Current tax expense...........         --          --          --          --          420          --           59
Deferred tax benefit..........         --          --          --        (770)      (1,806)       (429)        (478)
                                ---------   ---------   ---------   ---------   ----------   ---------   ----------
Income (loss) before
  extraordinary item..........     (5,511)     (4,376)     (1,997)     (5,284)      (3,931)     (5,115)      (5,181)
Extraordinary loss............         --          --      (1,769)         --           --          --           --
                                ---------   ---------   ---------   ---------   ----------   ---------   ----------
Net income (loss).............     (5,511)     (4,376)     (3,766)     (5,284)      (3,931)     (5,115)      (5,181)
Dividend requirement for
  exchangeable preferred
  stock.......................         --          --          --       6,633       14,586       3,572        4,013
                                ---------   ---------   ---------   ---------   ----------   ---------   ----------
Net loss applicable to common
  shares......................  $  (5,511)  $  (4,376)  $  (3,766)  $ (11,917)  $  (18,517)  $  (8,687)  $   (9,194)
                                =========   =========   =========   =========   ==========   =========   ==========
Net loss per common share.....  $   (1.82)  $   (1.35)  $   (1.18)  $   (3.72)  $    (1.51)  $   (2.70)  $    (0.36)
Shares used in per share
  calculation.................  3,020,844   3,234,996   3,196,551   3,199,467   12,297,588   3,219,774   25,744,861
OTHER DATA:
Broadcast cash flow...........  $   8,667   $   7,280   $  12,181   $  24,558   $   41,941   $   6,242   $    8,007
EBITDA........................      6,163       5,006       8,933      21,028       37,572       5,124        6,516
After-tax cash flow...........      1,954         545       3,192       1,974        6,091      (3,170)      (2,669)
Net cash provided by: (used
  in)
  operating activities........        324        (434)     (1,081)      5,651       13,538        (979)       2,103
  investing activities........    (14,037)      4,810     (61,124)   (212,253)     (45,812)    (20,825)     (73,647)
  financing activities........     14,393      (4,908)     62,788     212,699      127,430      16,910          317
Capital expenditures..........      2,857       1,691       2,041       2,070        4,512         186          927

                                                                       THREE MONTHS ENDED
                                    -----------------------------------------------------------------------------------------
                                    MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                      1997        1997       1997        1997       1998        1998       1998        1998
                                    ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                    (IN THOUSANDS, EXCEPT NET LOSS PER COMMON SHARE AMOUNTS)
Net broadcasting revenue..........   $14,506    $17,905     $27,614    $29,778     $28,139    $34,784     $35,898    $36,605
Station operating expenses........    11,277     13,036      18,993     21,939      21,897     23,543      23,972     24,073
Depreciation and amortization.....     2,529      2,471       4,589      5,072       5,946      7,017       7,042      6,409
Corporate general and
  administrative..................       750        844         968        968       1,118      1,150       1,083      1,018
                                     -------    -------     -------    -------     -------    -------     -------    -------
Operating income (loss)...........       (50)     1,554       3,064      1,799        (822)     3,074       3,801      5,105
Interest expense..................     2,177      2,556       3,736      4,403       4,759      5,283       3,548      4,536
Other (income) expense, net.......       (11)       (81)       (309)       (50)        (37)       (42)        (15)    (1,557)
                                     -------    -------     -------    -------     -------    -------     -------    -------
Income (loss) before income
  taxes...........................    (2,216)      (921)       (363)    (2,554)     (5,544)    (2,167)        268      2,126
Current tax expense...............        --         --          --         --          --         --         180        240
Deferred tax benefit..............       (35)       (35)        (35)      (665)       (429)      (455)       (459)      (463)
                                     -------    -------     -------    -------     -------    -------     -------    -------
Net income (loss).................    (2,181)      (886)       (328)    (1,889)     (5,115)    (1,712)        547      2,349
Dividend requirement for
  exchangeable preferred stock....        --         --       3,275      3,358       3,572      3,488       3,763      3,763
                                     -------    -------     -------    -------     -------    -------     -------    -------
Net loss applicable to common
  shares..........................   $(2,181)   $  (886)    $(3,603)   $(5,247)    $(8,687)   $(5,200)    $(3,216)   $(1,414)
                                     =======    =======     =======    =======     =======    =======     =======    =======
Net loss per common share.........   $ (0.68)   $ (0.28)    $ (1.13)   $ (1.63)    $ (2.70)   $ (1.56)    $ (0.20)   $ (0.05)
Shares used in per share
  calculation.....................     3,194      3,194       3,199      3,211       3,220      3,342      16,469     25,725

                                                               DECEMBER 31,
                                            --------------------------------------------------   MARCH 31,
                                             1994      1995       1996       1997       1998        1999
                                            -------   -------   --------   --------   --------   ----------
                                                                (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................  $ 1,538   $ 1,005   $  1,588   $  7,685   $102,842    $ 31,615
Working capital (deficiency)..............    3,382     2,928     (4,195)    22,594    149,601      77,919
Intangible assets, net....................   18,152    15,093     51,802    268,690    268,790     335,173
  Total assets............................   46,529    37,444    102,315    344,172    472,261     477,874
Long-term debt (including current
  portion)................................   47,805    43,046     90,714    189,699    211,419     211,485
Exchangeable preferred stock..............       --        --         --    102,010    116,775     120,837
Shareholders' equity (deficit)............   (4,690)   (9,177)     6,070     16,132    103,963      95,516

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     The following discussion and analysis should be read in conjunction with the information contained in the "Selected Historical Financial Data" section, and Citadel Communications' Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus. Except for the historical information contained in this prospectus, the discussions in this prospectus contain forward-looking statements that involve risks and uncertainties. Citadel Communications' actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" sections, as well as those discussed elsewhere in this prospectus. Citadel Communications undertakes no obligation to publicly release the results of any revisions to these forward-looking statements to reflect any future events or circumstances.

     General economic conditions have an impact on Citadel Communications' business and financial results. From time to time the markets in which Citadel Communications operates experience weak economic conditions that may negatively affect the revenue of Citadel Communications. However, management believes that this impact is somewhat mitigated by Citadel Communications' diverse geographical presence. In addition, Citadel Communications' financial results are also dependent on a number of factors, including the general strength of the local and national economies, population growth, the ability to provide popular programming, local market and regional competition, relative efficiency of radio broadcasting compared to other advertising media, signal strength and government regulation and policies.

     The principal source of Citadel Communications' revenue is the sale of broadcasting time on its radio stations for advertising. As a result, Citadel Communications' revenue is affected primarily by the advertising rates its radio stations charge. Correspondingly, the rates are based upon a station's ability to attract audiences in the demographic groups targeted by its advertisers, as measured principally by periodic Arbitron Radio Market Reports. The number of advertisements that can be broadcast without jeopardizing listening levels, and the resulting ratings, is limited in part by the format of a particular station. Each of Citadel Communications' stations has a general pre-determined level of on-air inventory that it makes available for advertising, which may be different at different times of the day and tends to remain stable over time. Much of Citadel Communications' selling activity is based on demand for its radio stations' on-air inventory and, in general, Citadel Communications responds to this demand by varying prices rather than by changing the available inventory.

     In the broadcasting industry, radio stations often utilize trade, or barter, agreements to exchange advertising time for goods or services, such as other media advertising, travel or lodging, in lieu of cash. In order to preserve most of its on-air inventory for cash advertising, Citadel Communications generally enters into trade agreements only if the goods or services bartered to it will be used in its business. Citadel Communications has minimized its use of trade agreements and has generally sold over 90% of its advertising time for cash. In addition, it is Citadel Communications' general policy not to preempt advertising spots paid for in cash with advertising spots paid for in trade.

     Citadel Communications' revenue varies throughout the year. As is typical in the radio broadcasting industry, Citadel Communications' first calendar quarter generally produces the lowest revenue, and the fourth quarter generally produces the highest revenue.

     The primary operating expenses incurred in the ownership and operation of radio stations include employee salaries and commissions, programming expenses and advertising and promotional expenses. Citadel Communications strives to control these expenses by working closely with local station management. Citadel Communications also incurs and will continue to incur significant depreciation, amortization and interest expense as a result of completed and future acquisitions of stations and existing and future borrowings.

     Citadel Communications also provides on-line services, offering its subscribers a variety of services, including electronic mail and access to the internet. Citadel Communications' internet service provider recorded gross revenue, operating income and net income (loss) of $2.1 million, $0.5 million and $0.1 million, respectively, for the year ended December 31, 1998 and $1.4 million, $0.2 million and $(0.2) million, respectively, for the three months ended March 31, 1999. The revenue generated from the internet service provider has been included in broadcasting revenue as the amounts are not considered material to understanding the changes in the results of operations for the year ended December 31, 1998 as compared to prior years and for the three months ended March 31, 1999 as compared to the three months ended March 31, 1998.

     In 1998, Citadel Communications' radio stations derived approximately 83.0% of their net broadcasting revenue from local and regional advertising in the markets in which they operate, and the remainder resulted principally from the sale of national advertising. Local and regional advertising is sold primarily by each station's sales staff. To generate national advertising sales, Citadel Communications engages a national advertising representative firm. Citadel Communications believes that the volume of national advertising revenue tends to adjust to shifts in a station's audience share position more rapidly than does the volume of local and regional advertising revenue. Therefore, Citadel Communications focuses on sales of local and regional advertising. During the year ended December 31, 1998 and the three months ended March 31, 1999, no single advertiser accounted for more than 10% of net broadcasting revenue of Citadel Communications.

     The advertising revenue of Citadel Communications is typically collected within 120 days of the date on which the related advertisement is aired. Most accrued expenses, however, are paid within 45 to 60 days. As a result of this time lag, working capital requirements have increased as Citadel Communications has grown and will likely increase in the future.

     Historically, Citadel Communications has generated net losses primarily as a result of significant charges for depreciation and amortization relating to the acquisition of radio stations and interest charges on outstanding debt. Citadel Communications amortizes FCC licenses and goodwill attributable to the acquisition of radio stations over a 15-year period. Based upon the large number of acquisitions that were consummated within the last two years, Citadel Communications anticipates that depreciation and amortization charges will continue to be significant for several years. To the extent that Citadel Communications completes additional acquisitions, its depreciation and amortization charges are likely to increase. Citadel Communications expects that it will continue to incur net losses through at least 1999.

     Citadel Communications consolidates the operations of stations operated under local marketing agreements. The Emerging Issues Task Force, a division of the Financial Accounting Standards Board, is reviewing the accounting method for contractual management arrangements and may determine that consolidation is appropriate only if certain requirements for controlling financial interest are met. Because the provisions of Citadel Communications' existing local marketing agreement does not meet the proposed control requirements, if the Emerging Issues Task Force proposal is approved as drafted, consolidation of the station operated under the local marketing agreement may no longer be appropriate.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31, 1998

     Net Broadcasting Revenue. Net broadcasting revenue increased $4.5 million or 16.0% to $32.6 million for the three months ended March 31, 1999 from $28.1 million for the three months ended March 31, 1998. For stations owned and operated over the comparable periods in 1998 and 1999, net broadcasting revenue improved $3.3 million or 11.9% to $31.1 million in 1999 from $27.8 million in 1998, primarily due to increased ratings and improved selling efforts.

     Station Operating Expenses. Station operating expenses increased $2.7 million or 12.3% to $24.6 million for the three months ended March 31, 1999 from $21.9 million for the same period in 1998. The increase was primarily attributable to the inclusion of station operating expenses of the radio stations acquired after March 31, 1998.

     Broadcast Cash Flow. As a result of the factors described above, broadcast cash flow increased $1.8 million or 29.0% to $8.0 million for the three months ended March 31, 1999 from $6.2 million for the three months ended March 31, 1998. For stations owned and operated over the comparable periods in 1998 and 1999, broadcast cash flow increased $1.2 million or 19.4% to $7.4 million in 1999 from $6.2 million in 1998. As a percentage of net broadcasting revenue, broadcast cash flow improved to 24.5% for the three months ended March 31, 1999 compared to 22.1% for the three months ended 1998.

     Corporate General and Administrative Expenses. Corporate general and administrative expenses increased $0.4 million or 36.4% to $1.5 million for the three months ended March 31, 1999 from $1.1 million for the three months ended March 31, 1998. The increase was due primarily to non-recurring costs to relocate the corporate offices to Nevada, an increase in staffing levels needed to support Citadel Communications' growth and increased professional fees and expenses due to public company reporting requirements.

     EBITDA. As a result of the factors described above, EBITDA increased $1.4 million or 27.5% to $6.5 million for the three months ended March 31, 1999 from $5.1 million for the three months ended March 31, 1998.

     Depreciation and Amortization. Depreciation and amortization expense increased $1.1 million or 18.6% to $7.0 million for the three months ended March 31, 1999 from $5.9 million for the three months ended March 31, 1998, primarily due to radio station acquisitions completed during 1998 and in the first quarter of 1999.

     Interest Expense. Interest expense increased $0.9 million or 18.8% to $5.7 million for the three months ended March 31, 1999 from $4.8 million for the three months ended

March 31, 1998, primarily due to interest expense associated with Citadel Broadcasting's 9 1/4% notes issued on November 1998 offset by a repayment of Citadel Broadcasting's credit facility in the third quarter of 1998 from the net proceeds of Citadel Communications' initial public offering of its common stock in July 1998.

     Income Tax Benefit. The income tax benefit for the three months ended March 31, 1999 and 1998 represents the reversal of deferred tax liabilities established at the date of acquisition due to differences in tax bases and the financial statement carrying amounts of intangibles and fixed assets acquired in stock-based acquisitions, offset by state tax expense in the first quarter of 1999.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Net Broadcasting Revenue. Net broadcasting revenue increased $45.6 million or 50.8% to $135.4 million for the year ended December 31, 1998 from $89.8 million for the year ended December 31, 1997. The inclusion of revenue from the acquisitions of radio stations and revenue generated from local marketing agreements entered into during 1998 provided $36.7 million of the increase. For stations owned and operated over the comparable periods in 1998 and 1997, net broadcasting revenue improved $8.9 million or 13.4% to $75.2 million in 1998 from $66.3 million in 1997, primarily due to increased ratings and improved selling efforts.

     Station Operating Expenses. Station operating expenses increased $28.3 million or 43.4% to $93.5 million for the year ended December 31, 1998 from $65.2 million for the year ended December 31, 1997. The increase was primarily attributable to the inclusion of station operating expenses of the radio station acquisitions and the local marketing agreements entered into during 1998.

     Broadcast Cash Flow. As a result of the factors described above, broadcast cash flow increased $17.3 million or 70.3% to $41.9 million for the year ended December 31, 1998 from $24.6 million for the year ended December 31, 1997. For stations owned and operated over the comparable periods in 1998 and 1997, broadcast cash flow increased $5.7 million or 32.0% to $23.5 million in 1998 from $17.8 million in 1997. As a percentage of net broadcasting revenue, broadcast cash flow improved to 30.9% for the year ended December 31, 1998 compared to 27.4% for the year ended December 31, 1997.

     Corporate General and Administrative Expenses. Corporate general and administrative expenses increased $0.9 million or 25.7% to $4.4 million for the year ended December 31, 1998 from $3.5 million for the year ended December 31, 1997. The increase was due primarily to an increase in staffing levels needed to support Citadel Communications' growth.

     EBITDA. As a result of the factors described above, EBITDA increased $16.4 million or 77.7% to $37.5 million for the year ended December 31, 1998 from $21.1 million for the year ended December 31, 1997.

     Depreciation and Amortization. Depreciation and amortization expense increased $11.7 million or 79.6% to $26.4 million for the year ended December 31, 1998 from $14.7 million for the year ended December 31, 1997, primarily due to radio station acquisitions completed during 1998 and late 1997.

     Interest Expense. Interest expense increased approximately $5.2 million or 40.3% to $18.1 million for the year ended December 31, 1998 from $12.9 million for the year ended December 31, 1997, primarily due to interest expense associated with additional borrowings completed in 1998 and 1997, offset by a repayment of the borrowings in the third quarter of 1998 from the net proceeds of Citadel Communications' initial public offering of its common stock in July 1998.

     Loss (Gain) on Sale of Assets. The gain on sale of assets in 1998 resulted primarily from the gain on the sale of four radio stations in Quincy, Illinois aggregating approximately $1.3 million, offset by certain other dispositions of assets resulting in losses.

     Income Tax Benefit. The income tax benefit in 1998 and 1997 represents the reversal of deferred tax liabilities established at the date of acquisition due to differences in the tax bases and the financial statement carrying amounts of intangibles and fixed assets acquired in stock-based acquisitions, offset by federal alternative minimum tax and state tax expense in 1998. For the year ended December 31, 1997, Citadel Communications generated a net loss for both financial reporting and income tax purposes; therefore, no current tax provision was recorded.

     Net Loss. As a result of the factors described above, net loss decreased $1.4 million or 26.4% to $3.9 million for the year ended December 31, 1998 from $5.3 million for the year ended December 31, 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net Broadcasting Revenue. Net broadcasting revenue increased $44.4 million or 97.8% to $89.8 million for the year ended December 31, 1997 from $45.4 million for the year ended December 31, 1996. The inclusion of net revenue from the acquisitions of radio stations and net revenue generated from local marketing agreements and joint sales agreements entered into during 1997 provided $41.9 million of the increase. For stations owned and operated over the comparable periods in 1997 and 1996, net broadcasting revenue improved approximately $2.5 million or 6.5% to $40.7 million in 1997 from $38.2 million in 1996 primarily due to increased ratings and improved selling efforts.

     Station Operating Expenses. Station operating expenses increased $32.0 million or 96.4% to $65.2 million for the year ended December 31, 1997 from $33.2 million for the year ended December 31, 1996. The increase was primarily attributable to the inclusion of station operating expenses of the radio station acquisitions and the local marketing agreements and joint sales agreements entered into during 1997. Citadel Communications acquired 61 radio stations in 1997 and 6 radio stations in 1996.

     Broadcast Cash Flow. As a result of the factors described above, broadcast cash flow increased $12.4 million or 101.6% to $24.6 million for the year ended December 31, 1997 from $12.2 million for the year ended December 31, 1996. As a percentage of net broadcasting revenue, broadcast cash flow increased to 27.4% for the year ended December 31, 1997 from 26.9% for the year ended December 31, 1996.

     Corporate General and Administrative Expenses. Corporate general and administrative expenses increased $0.3 million or 9.4% to $3.5 million for the year ended December 31, 1997 from $3.2 million for the year ended December 31, 1996. The increase is due primarily to an increase in staffing levels required to support Citadel Communications' growth through acquisitions. Professional expenses in 1996 related to Citadel Communications capital raising activities and a lawsuit between Citadel Communications and Tele-Media Broadcasting Company, which was settled in 1997.

     EBITDA. As a result of the factors described above, EBITDA increased $12.1 million or 134.4% to $21.1 million for the year ended December 31, 1997 from $9.0 million for the year ended December 31, 1996.

     Depreciation and Amortization. Depreciation and amortization expense increased $9.5 million or 182.7% to $14.7 million for the year ended December 31, 1997 from $5.2 million for the year ended December 31, 1996, primarily due to radio station acquisitions completed during 1997.

     Interest Expense. Interest expense increased $6.7 million or 108.1% to $12.9 million for the year ended December 31, 1997 from $6.2 million for the year ended December 31, 1996, primarily due to interest expense associated with additional borrowings to fund acquisitions completed during 1997.

     Income Tax Benefit. The income tax benefit for the year ended December 31, 1997 represents the reversal of deferred tax liabilities established at the date of acquisition due to differences in the tax bases and the financial statement carrying amounts of intangibles and fixed assets acquired in stock-based acquisitions. For the years ended December 31, 1997 and 1996, Citadel Communications generated a net loss for both financial reporting and income tax purposes; therefore, no current tax provision was recorded.

     Net Loss. As a result of the factors described above, net loss increased $1.5 million or 39.5% to $5.3 million for the year ended December 31, 1997 from $3.8 million for the year ended December 31, 1996. Included in the net loss for 1996 is $0.4 million of interest earned on loans advanced by Citadel Communications to Deschutes River Broadcasting, Inc. prior to the acquisition of Deschutes by Citadel Communications and a $1.8 million extraordinary loss related to the repayment of long-term debt.

LIQUIDITY AND CAPITAL RESOURCES

     Overview. Recent liquidity needs have been driven by Citadel Communications' acquisition strategy. Citadel Communications' principal liquidity requirements are for acquisition financing, debt service, working capital and general corporate purposes, including capital expenditures. Citadel Communications' acquisition strategy has required, and is expected to continue in the foreseeable future to require, a significant portion of Citadel Communications' capital resources. Citadel Communications expects that its debt service and capital expenditure obligations within the next twelve months, without regard to further acquisitions, will include approximately $21.0 million for interest on Citadel Broadcasting's 10 1/4% notes and Citadel Broadcasting's 9 1/4% notes and approximately $2.2 million for capital expenditures. Citadel Broadcasting's exchangeable preferred stock does not require cash dividends through July 1, 2002.

     Citadel Communications and Citadel Broadcasting have financed Citadel Communications' past acquisitions through bank borrowings, sales of equity and debt securities, internally generated funds and proceeds from asset sales. Citadel Communications intends to use a portion of the net proceeds it receives from this offering to pay a portion of the aggregate purchase price of its pending acquisitions. Citadel Communications expects that financing for future acquisitions will be provided through bank borrowings, the sale of debt and equity securities and internally generated funds. See the "Use of Proceeds" and the "Pending Transactions" sections.

     An important factor in management financing decisions includes the maintenance of leverage ratios consistent with Citadel Communications' long-term growth strategy. Management recognizes that Citadel Communications may require additional resources or may need to consider modifications to its expansion plans. To the extent Citadel Communications is unable to obtain additional funding, as needed, management has contingency plans which include curtailing capital expenditure activities and reducing infrastructure costs associated with expansion and development plans. No assurance can be given that Citadel Communications will be successful in raising additional capital, as needed, achieving profitable results or entering into new markets.

     At March 31, 1999, Citadel Communications held approximately $31.6 million in cash and cash equivalents and had $135.0 million in unborrowed availability under Citadel Broadcasting's credit facility. Management believes that the net proceeds from this offering, together with cash from operating activities, the pending disposition and borrowings under the credit facility, should be sufficient to permit Citadel Communications to meet its financial obligations and to fund its present operations for the next twelve months.

     Net Cash Provided By Operations. For the three months ended March 31, 1999, net cash provided by operations increased to $2.1 million from net cash used in operations of $1.0 million for the comparable 1998 period, primarily due to increases in depreciation and amortization and accrued liabilities, offset by increases in accounts receivables.

     Net cash provided by operations increased by approximately $7.8 million or 136.8% to $13.5 million for the year ended December 31, 1998 from $5.7 million for the year ended December 31, 1997. The increase in cash provided by operations can be primarily attributed to the inclusion of radio stations acquired in 1998 and a full year of operations of stations acquired in 1997. Net cash provided by operations in 1998 was approximately $13.5 million resulting primarily from a net loss of $3.9 million less depreciation and amortization of $26.4 million, offset by an increase in accounts receivable of approximately $9.6 million. Net cash provided by operations in 1997 was approximately $5.7 million resulting primarily from a net loss of $5.3 million less depreciation and amortization of $14.7 million and an increase in accrued liabilities of $5.3 million offset by an increase in accounts receivable of $10.2 million.

     Net Cash Used in Investing Activities. For the three months ended March 31, 1999, net cash used in investing activities, primarily for station acquisitions, increased to $73.6 million from $20.8 million in the comparable 1998 period. For the year ended December 31, 1998, net cash used in investing activities decreased to $45.8 million from $212.3 million in the year ended December 31, 1997. The decrease is primarily due to the acquisition of 61 radio stations in 1997, whereas 11 radio stations were acquired in 1998.

     Net Cash Provided By Financing Activities. For the three months ended March 31, 1999, net cash provided by financing activities was $0.3 million compared to $16.9 million in the comparable 1998 period. This decrease is the result of increased borrowings in the 1998 period for station acquisitions. No additional borrowings were required in the 1999 comparable period for station acquisitions.

     For the year ended December 31, 1998, net cash provided by financing activities was $127.4 million compared to $212.7 million in the year ended December 31, 1997. The decrease primarily resulted from the repayment of the outstanding balance under Citadel Broadcasting's credit facility, offset by the net proceeds of Citadel Communications' initial public offering, and the November 1998 offering of Citadel Broadcasting's 9 1/4% notes. The net cash provided by financing activities in 1997 of $212.7 million was primarily the result of the proceeds from the 1997 offerings of Citadel Broadcasting's 10 1/4% notes and exchangeable preferred stock.

     Citadel Communications Equity Offering. On July 7, 1998, Citadel Communications consummated an initial public offering of 6,880,796 shares of its common stock at an initial public offering price of $16.00 per share. Of such shares, 6,250,000 shares were sold by Citadel Communications and 630,796 shares were sold by certain stockholders of Citadel Communications. On July 14, 1998, Citadel Communications sold an additional 1,032,119 shares of its common stock at the initial public offering price pursuant to the exercise of the underwriters' over-allotment option. The aggregate net proceeds to Citadel Communications were $106.6 million, which were used to repay a portion of the outstanding indebtedness under Citadel Broadcasting's credit facility.

     Credit Facility. On July 3, 1997, Citadel Broadcasting and Citadel License entered into an amended and restated financing agreement which originally allowed for revolving loan borrowings up to a maximum of $150.0 million. Pursuant to the agreement, this amount began to reduce quarterly on December 31, 1997. The maximum available loan commitment at March 31, 1999 was $135.0 million. At March 31, 1999, no amounts were outstanding under the credit facility. Citadel Broadcasting must pay, on a quarterly basis, an unused commitment fee equal to the maximum revolving loan commitment less the average outstanding principal balance for the preceding quarter, multiplied by 0.125% or, if the total leverage ratio, determined in accordance with the agreement, calculated as of the last day of the preceding quarter was less than 4.5, the multiplier for the commitment fee is reduced to 0.09375%.

     The credit facility prohibits Citadel Broadcasting from paying cash dividends on its capital stock. Similarly, the credit facility restricts the ability of Citadel Broadcasting's wholly owned subsidiary, Citadel License, to pay cash dividends or make other distributions in respect of its capital stock. Citadel Broadcasting is not dependent in any material respect on the receipt of dividends or other payments from Citadel License. The credit facility also contains other customary restrictive covenants, which, among other things, and with certain exceptions, limit the ability of Citadel Broadcasting and Citadel License to incur additional indebtedness and liens, enter into transactions with affiliates, consolidate, merge or effect asset sales, issue additional stock, make capital or overhead expenditures, make investments, loans or prepayments or change the nature of their business. Citadel Broadcasting and Citadel License are also required to satisfy financial covenants, which require Citadel Broadcasting and Citadel License to maintain specified financial ratios and to comply with financial tests, such as ratios for maximum leverage, senior debt leverage, minimum interest coverage and minimum fixed charges.

      -- Maximum Leverage Test. The maximum leverage test requires that Citadel Broadcasting and Citadel License not permit the ratio of total debt as of the last day of any month to operating cash flow, as adjusted for permitted acquisitions and dispositions, for the twelve-month period ending as of the last day of that month, to be greater than the applicable ratio on that date. The applicable ratio at March 31, 1999 is 6.0.

      -- Senior Debt Leverage Test. The senior debt leverage test requires that Citadel Broadcasting and Citadel License not permit the ratio of the unpaid principal balance of the credit facility or any specified portion thereof outstanding from time to time as of the last day of any month to operating cash flow, as adjusted for permitted acquisitions and dispositions, for the twelve-month period ending on that date to be greater than 4.50 for the period through May 1999. For each six-month period after May 1999 through maturity, the maximum ratio shall decrease by 0.25.

      -- Minimum Interest Coverage Test. The minimum interest coverage test requires that Citadel Broadcasting and Citadel License not permit the ratio of their consolidated operating cash flow for any four-quarter period to interest expense and cash dividends on Citadel Broadcasting's exchangeable preferred stock for the same four-quarter period to be less than 2.25.

      -- Minimum Fixed Charges Test. The minimum fixed charges test requires that Citadel Broadcasting and Citadel License not permit the ratio of their consolidated operating cash flow for any four-quarter period to fixed charges for the same four-quarter period to be less than 1.1 to 1.0.

     Citadel Broadcasting and Citadel License are in compliance with the financial ratios and financial condition tests in their debt obligations. For additional information about the credit facility, see the "Description of Indebtedness" section under the heading "Existing Loan Agreement."

     Senior Subordinated Notes. On July 3, 1997, Citadel Broadcasting completed the issuance of $101.0 million of 10 1/4% Senior Subordinated Notes due 2007. Interest is payable semi-annually. The 10 1/4% notes may be redeemed at the option of Citadel Broadcasting, in whole or in part, at any time on or after July 1, 2002 at the redemption prices set forth in the indenture governing the 10 1/4% notes. In addition, at any time prior to July 1, 2000, Citadel Broadcasting may, at its option, redeem a portion of the 10 1/4% notes with the net proceeds of one or more eligible public equity offerings, at a redemption price equal to 110.25% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption.

     On November 19, 1998, Citadel Broadcasting completed the issuance of $115.0 million of 9 1/4% Senior Subordinated Notes due 2008. Interest is payable semi-annually. The 9 1/4% notes may be redeemed at the option of Citadel Broadcasting, in whole or in part, at any time on or after November 15, 2003 at the redemption prices set forth in the indenture governing the 9 1/4% notes. In addition, at any time prior to November 15, 2001, Citadel Broadcasting may, at its option, redeem the 9 1/4% notes with the net proceeds of one or more eligible public equity offerings, at a redemption price equal to 109.25% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption.

     The indentures governing the 10 1/4% notes and the 9 1/4% notes contain certain restrictive covenants, including limitations which restrict the ability of Citadel Broadcasting to incur additional debt, incur liens, pay cash dividends, or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets. At March 31, 1999, Citadel Broadcasting was in compliance with all covenants under the indentures. For additional information about the 10 1/4% and 9 1/4% notes, see the "Description of Indebtedness" section under the headings "10 1/4% Notes" and "9 1/4% Notes."

     Exchangeable Preferred Stock. On July 3, 1997, Citadel Broadcasting sold an aggregate of 1,000,000 shares of its 13 1/4% Exchangeable Preferred Stock. Dividends on the exchangeable preferred stock accrue at the rate of 13 1/4% per annum and are payable semi-annually. On or prior to July 1, 2002, dividends are payable in additional shares of exchangeable preferred stock having an aggregate liquidation preference equal to the amount of such dividends, or, at the option of Citadel Broadcasting, in cash. Thereafter, all dividends will be payable only in cash. To date, Citadel Broadcasting has paid all dividends in additional shares of exchangeable preferred stock. Citadel Broadcasting will be required to redeem the exchangeable preferred stock on July 1, 2009, subject to the legal availability of funds for the redemption, at a redemption price equal to the liquidation preference thereof, plus accumulated and unpaid dividends, if any, to the date of redemption. Citadel Broadcasting may redeem the exchangeable preferred stock, in whole or in part, at the option of Citadel Broadcasting, at any time on or after July 1, 2002, at the redemption prices set forth in the Certificate of Designation governing the exchangeable preferred stock (ranging from 107.729% to 101.104%), plus accumulated and unpaid dividends, if any, to the date of redemption. In addition, at any time prior to July 1, 2000, Citadel Broadcasting may, at its option, redeem up to an aggregate of 35% of the shares of exchangeable preferred stock with the net proceeds of one or more eligible public equity offerings, at a redemption price equal to 113.25% of the liquidation preference thereof, plus accumulated and unpaid dividends, if any, to the date of redemption; provided, however, that after any such redemption there is outstanding at least $75.0 million aggregate liquidation preference of the exchangeable preferred stock. Citadel Communications intends to use a portion of the net proceeds from this offering to redeem 35% of the outstanding exchangeable preferred stock. See the "Use of Proceeds" section.

     The Certificate of Designation governing the exchangeable preferred stock also contains covenants that restrict Citadel Broadcasting from taking various actions, including, subject to specified exceptions, the incurrence of additional indebtedness, the granting of additional liens, the making of investments, the payment of dividends and other restricted payments, mergers, acquisitions and other fundamental corporate changes, capital expenditures and transactions with affiliates. At March 31, 1999, Citadel Broadcasting was in compliance with all covenants under the Certificate of Designation. For additional information about the exchangeable preferred stock, see the "Description of Indebtedness" section under the heading "Exchangeable Preferred Stock."

     Pending Acquisitions and Dispositions. There are several transactions currently pending which, if completed, would result in Citadel Communications purchasing 20 FM and seven AM radio stations and selling 18 FM and seven AM radio stations. The total cash required to fund the pending acquisitions is expected to be approximately $142.7 million, which amount includes $1.8 million in consulting and noncompetition payments over seven years. Citadel Communications expects to receive $25.5 million in cash and a $0.5 million promissory note, from the pending disposition. The consummation of the pending transactions is subject to certain conditions, including the approval of the FCC. Although Citadel Communications believes these closing conditions are customary for transactions of this type, there can be no assurance that such conditions will be satisfied. See the "Pending Transactions" section for a description of the pending transactions.

     Recently Completed Acquisitions. Subsequent to March 31, 1999, Citadel Communications acquired one FM radio station in exchange for another FM radio station, and it also acquired a total of three FM and three AM radio stations for an aggregate purchase price of approximately $15.1 million.

     Capital Expenditures. Citadel Communications had capital expenditures of $2.0 million, $2.1 million, $4.5 million and $0.9 million for the years ended December 31, 1996, 1997, and 1998 and the three months ended March 31, 1999, respectively. Citadel Communications' equipment purchases consist primarily of broadcasting equipment and transmission tower upgrades.

     Year 2000 Matters. The Year 2000 computer issue primarily results from the fact that information technology hardware and software systems and other non-information technology products containing embedded microchip processors were originally programmed using a two digit format, as opposed to four digits, to indicate the year. Such programming will be unable to interpret dates beyond the year 1999, which could cause system and product failure, other computer errors and a disruption in the operation of such systems and products.

     Citadel Communications' project team has identified its accounting and traffic systems, satellite delivered programming, digital automation systems and internet service provider systems as the mission critical systems to evaluate for Year 2000 compliance. In addition, while there are several software programs currently used throughout Citadel Communications' operations which are not Year 2000 compliant, the vendors of this software have committed to provide Year 2000 compliant updates to Citadel Communications. Citadel Communications expects to have all such updates tested and operational by June 1999.

     Citadel Communications has identified five phases for the project team to address for each of Citadel Communications' risk areas. These phases are:

     (1) an inventory of Citadel Communications' systems described above,

     (2) assessment of the systems to determine the risk and apparent extent of Year 2000 problems,

     (3) remediation of identified problems,

     (4) testing of systems for Year 2000 readiness, and

     (5) contingency planning for the worst-case scenarios.

     Inventories have been completed for all mission critical company software applications and hardware systems, and Citadel Communications has substantially completed an inventory of at-risk non-information technology systems and expects to complete the inventory in the second quarter of 1999. The project team is currently assessing compliance issues related to Citadel Communications' information hardware and software, and expects to complete such assessment in the second quarter of 1999. Citadel Communications expects that some amount of the testing will be performed during this assessment phase. Additional testing is expected to continue through the third quarter of 1999.

     In each of its markets, Citadel Communications employs centralized accounting and traffic (advertising scheduling) systems for all of its stations in the market. In

September 1998, Citadel Communications completed the replacement and upgrading of software certified as Year 2000 compliant by the software vendor. Citadel Communications intends to complete Year 2000 testing of this software in the second quarter of 1999. The total cost of the software upgrade was $0.3 million. In connection with the software upgrade, much of the accounting and traffic hardware systems were also upgraded or replaced. The total cost of the hardware upgrade was $0.1 million. Citadel Communications anticipates that evaluation for Year 2000 compliance of the hardware and the new software used in its accounting and traffic systems for the stations currently owned by Citadel Communications will be completed during the second quarter of 1999. Citadel Communications expects that the accounting and traffic systems for stations that it may acquire will be converted to the software used for its other stations if the acquired stations are not already using this software. The cost of any necessary hardware upgrades for these systems for stations acquired cannot be quantified at this time.

     Satellite delivered programs, which are delivered to Citadel Communications' radio stations from outside sources, represent a third party risk to Citadel Communications arising from the Year 2000 issue. Citadel Communications has sent questionnaires to a majority of the vendors of these programs during the fourth quarter of 1998 asking them to update Citadel Communications on the status of their Year 2000 compliance. Citadel Communications anticipates that it will send such questionnaires to the significant vendors of satellite delivered programs to stations it acquires. Until those questionnaires are returned and reviewed, Citadel Communications is unable to determine the potential for disruption in its programming arising from this third party risk. If Citadel Communications does not receive reasonable assurances regarding Year 2000 compliance from any vendor of these programs, it would then develop contingency plans for alternative programming.

     Citadel Communications is currently reviewing a proposal to update and expand the digital automation systems used in Citadel Communications' operations. Although not directly related to the Year 2000 problem, Citadel Communications believes the expansion and replacement of these systems, which it anticipates would be completed by the end of December 1999, would minimize or eliminate Year 2000 problems associated with these systems. If Citadel Communications elects not to pursue such expansion, it anticipates that the total cost of replacing the non-compliant digital components in its current digital automation systems would be approximately $0.5 million and that the replacement would be completed by the end of December 1999. The cost of replacing non-compliant digital components at stations that may be acquired by Citadel Communications cannot be quantified at this time.

     Citadel Communications recently completed an expansion of its internet service provider division. All mission critical elements of such division are certified Year 2000 compliant by the software and hardware vendors. No material expansion is scheduled for this division prior to the year 2000.

     In addition to identification of these mission critical systems, Citadel Communications has identified the top 10 advertisers on each of its radio stations owned or operated at December 31, 1998. Questionnaires were sent to each of these advertisers during the fourth quarter of 1998 asking them to update Citadel Communications on the status of their Year 2000 compliance. Citadel Communications intends to send such questionnaires to the top 10 advertisers on each of the radio stations it acquires, and such questionnaires have been sent for the recently acquired stations in Saginaw/Bay City, Michigan and Baton Rouge and

Lafayette, Louisiana. In addition, questionnaires are also being sent to various equipment vendors, utility and telephone companies, banks and other lending institutions that provide substantial products and services to Citadel Communications. Citadel Communications has received varying information from third parties on the state of compliance or expected compliance. Until the questionnaires returned to date are fully reviewed and others are returned and reviewed, Citadel Communications is unable to determine the effect of these third party risks on Citadel Communications' operations. There can be no assurance that Citadel Communications will be successful in finding alternative Year 2000 compliant advertisers, suppliers and service providers, if required.

     Citadel Communications also intends to solicit information regarding its critical internal non-information technology systems such as telephones and HVAC in the second quarter of 1999. Any required remediation and testing of Citadel Communications' non-information technology systems at its current stations is expected to be completed by June 1999. Citadel Communications intends to promptly extend this inquiry to stations it acquires.

     Citadel Communications is in the process of determining its contingency plans, which are expected to include the identification of Citadel Communications' most reasonably likely worst-case scenarios. Preliminary contingency plans are expected to be completed during the second quarter of 1999 and comprehensive plans are expected to be completed by the second or third quarter of 1999. At this time, Citadel Communications does not have sufficient information to assess the likelihood of such worst-case scenarios. Currently, Citadel Communications believes that the most reasonably likely sources of risk to it include (1) disruptions in the supply of satellite delivered programs and
(2) diminished demand for advertising time arising from Year 2000 problems both specific to Citadel Communications' advertisers or more generally related to the potential for economic disruptions related to the Year 2000 issues.

     Based on its current assessment efforts, Citadel Communications does not believe that Year 2000 issues related to its internal systems will have a material adverse effect on Citadel Communications' financial condition or results of operations. However, as described above, the failure by third parties to be Year 2000 ready could have a material adverse effect on Citadel Communications.

     Recently Issued Accounting Pronouncements. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This pronouncement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management does not believe the implementation of this accounting pronouncement will have a material effect on its consolidated financial statements.

     Qualitative and Quantitative Disclosures about Market Risk. Market risk is the risk of loss arising from adverse changes in market rates and prices such as interest rates, foreign currency exchange rates and commodity prices. Citadel Communications' primary exposure to market risk is interest rate risk associated with Citadel Broadcasting's credit facility. Amounts borrowed under the credit facility incur interest at the London Interbank Offered Rate, or LIBOR, plus additional basis points depending on the outstanding principal balance under the credit facility. As of March 31, 1999, no amounts were outstanding under the credit facility. Citadel Communications evaluates its exposure to interest rate risk by monitoring changes in interest rates in the market place.

     To manage interest rate risk, Citadel Communications entered into an interest rate swap agreement on December 10, 1996. The notional amount outstanding as of December 31, 1998, and the expected notional amount to be outstanding as of December 10, 1999, the maturity date of the agreement, is approximately $63.5 million. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Citadel Communications receives a variable rate on the notional amount and pays a fixed rate of 5.615%. The variable rate is based on LIBOR and is adjusted quarterly. LIBOR in effect under the swap agreement as of December 31, 1998 was 4.93813%.

     The fair market value of Citadel Communications' interest rate swap was a net liability of approximately $393,000 and $315,000 as of December 31, 1998 and March 31, 1999, respectively.

                                    BUSINESS

GENERAL

     Citadel Communications is the largest radio broadcaster in the United States, in terms of broadcasting revenue, that focuses on acquiring, developing and operating radio stations in mid-sized markets. Upon completion of the transactions described in the "Pending Transactions" section, Citadel Communications will own or operate 82 FM and 35 AM radio stations in 22 markets, including clusters of four or more stations in 18 markets, and will have the right to begin operation of a newly constructed FM radio station in Little Rock. Citadel Communications also owns eFortress, an internet service provider with more than 25,000 subscribers in 11 of the markets served by Citadel Communications' radio stations and their surrounding communities.

     Radio Broadcasting. Citadel Communications' stations comprise the first or second ranked radio station group in terms of revenue share in 17 of its markets. As a result of the successful implementation of Citadel Communications' strategies, which are discussed below:

      -- same station net broadcasting revenue increased 13.4% from year-end 1997 to year-end 1998 and 11.9% for the three months ended March 31, 1999 compared to the same period in 1998,

      -- same station broadcast cash flow increased 32.0% from year-end 1997 to year-end 1998 and 19.4% for the three months ended March 31, 1999 compared to the same period in 1998, and

      -- after-tax cash flow increased 208.6% from year-end 1997 to year-end 1998 and 15.8% for the three months ended March 31, 1999 compared to the same period in 1998.

Citadel Communications calculates same station results by including only those stations it owned or operated for both periods being compared.

     Citadel Communications' primary strategy is to secure and maintain a leadership position in the markets it serves and to expand into additional mid-sized markets where it believes a leadership position can be obtained. Upon entering a market, Citadel Communications seeks to acquire stations which, when integrated with its existing operations, allow it to reach a wider range of demographic groups that appeal to advertisers, increase revenue and achieve substantial cost savings.

     Citadel Communications believes that mid-sized markets represent attractive opportunities because, as compared to the 50 largest markets in the United States, mid-sized markets are generally characterized by:

      -- lower radio station purchase prices as a multiple of broadcast cash flow,

      -- fewer sophisticated and well-capitalized competitors, including both radio and competing advertising media such as newspapers and television, and

      -- less direct format competition due to the smaller number of stations in any given market.

     Citadel Communications believes that the attractive operating characteristics of mid-sized markets coupled with the opportunity to establish or expand in-market radio station groups create the potential for substantial revenue growth and cost efficiencies. As a result, management seeks to achieve broadcast cash flow margins that are comparable to the higher margins that historically were generally achievable only in the 50 largest markets.

     Citadel Communications' portfolio of radio stations is diversified in terms of format, target demographics and geographic location. Because of the size of its portfolio and its individual radio station groups, Citadel Communications believes it is not unduly reliant upon the performance of any single station. Citadel Communications also believes that the diversity of its portfolio of radio stations helps insulate Citadel Communications from downturns in specific markets and changes in format preferences.

     On-line Services. Citadel Communications also provides on-line services through eFortress, its internet service provider. These services include electronic mail and access to the internet. Citadel Communications began providing on-line services in late 1997. Citadel Communications plans to offer on-line services in all of its current radio station markets by the end of 1999. In 1998 and the three months ended March 31, 1999, on-line services accounted for less than 2% and 5%, respectively, of Citadel Communications' net broadcasting revenue.

CORPORATE HISTORY

     Citadel Broadcasting was formed August 21, 1991 as a Nevada corporation. In 1992 Citadel Broadcasting acquired all of the radio stations then owned or operated by Citadel Associates Limited Partnership and Citadel Associates Montana Limited Partnership and certain other radio stations. Lawrence R. Wilson, Chief Executive Officer of Citadel Communications, was a co-founder and one of the two general partners of Citadel Associates Limited Partnership and Citadel Associates Montana Limited Partnership. In 1993, Citadel Communications Corporation was incorporated and Citadel Broadcasting was reorganized as a wholly owned subsidiary of Citadel Communications. Citadel Communications currently owns all of the issued and outstanding common stock of Citadel Broadcasting. Citadel License was incorporated in Nevada in 1996 and is a wholly owned subsidiary of Citadel Broadcasting.

OPERATING STRATEGY

     Citadel Communications' operating strategy focuses on maximizing its radio stations' appeal to advertisers, and consequently its revenue and cash flow. In order to achieve these goals, Citadel Communications has implemented the strategies described below. Citadel Communications intends to continue to expand its existing strategies and to develop new methods to enhance revenue and reduce costs.

     Ownership of Strong Radio Station Groups. Citadel Communications seeks to secure and maintain a leadership position in the markets it serves by owning multiple stations in those markets. By coordinating programming, promotional and selling strategies among each group of local stations, Citadel Communications attempts to capture a wide range of demographic listener groups which appeal to advertisers. Citadel Communications believes that the diversification of its programming formats and its collective inventory of available advertising time strengthen relationships with advertisers and increase Citadel Communications' ability to maximize the value of its inventory. Citadel Communications believes that having multiple stations in a market also enhances its ability to market the advantages of radio advertising versus other advertising media, such as newspapers and television, thus potentially increasing radio's share of the total advertising dollars spent in a given market.

     Citadel Communications believes that its ability to leverage the existing programming and sales resources of its radio station groups enables it to enhance the growth potential of both new and underperforming stations while reducing the risks associated with undertaking means of improving station performance, including launching new formats. Citadel Communications also believes that operating leading station groups allows it to attract and retain talented local management teams, on-air personalities and sales personnel, which it believes are essential to operating success. Furthermore, Citadel Communications seeks to achieve substantial cost savings through the consolidation in each of its markets of facilities, management, sales and administrative personnel and operating resources, such as on-air talent, programming and music research, and through the reduction of other redundant expenses.

     Aggressive Sales and Marketing. Citadel Communications seeks to maximize its share of local advertising revenue in each of its markets through aggressive sales and marketing initiatives. Citadel Communications provides extensive training for its sales personnel through in-house sales and time management programs, and it retains various independent consultants who hold frequent seminars for, and are available for consultation with, its sales personnel. Citadel Communications also emphasizes regular, informal exchanges of ideas among its management and sales personnel across its various markets. Citadel Communications seeks to maximize its revenue by utilizing sophisticated inventory management techniques that allow it to provide its sales personnel with frequent price adjustments based on regional and local market conditions. To further strengthen its relationship with advertisers, Citadel Communications also offers and markets its ability to create customer traffic through on-site events staged at, and broadcast from, the advertisers' business locations. Citadel Communications believes that, prior to their acquisition by Citadel Communications, many of its acquired stations had underperformed in sales, due primarily to undersized sales staffs responsible for selling inventory on multiple stations. Accordingly, Citadel Communications has significantly expanded the sales forces of many of its acquired stations.

     Targeted Programming. To maintain or improve its position in each market, Citadel Communications combines extensive market research with an assessment of its competitors' vulnerabilities in order to identify significant and sustainable target audiences. Citadel Communications then tailors the programming, marketing and promotion of each radio station to maximize its appeal to its target audience. Citadel Communications attempts to build strong markets by:

      -- creating distinct, highly visible profiles for its on-air personalities, particularly those broadcasting during morning drive time traditionally between 6:00 a.m. and 10:00 a.m.,

      -- formulating recognizable brand names for select stations such as the "Bull" and "Cat Country," and

      --  actively participating in community events and charities.

     Decentralized Operations. Citadel Communications believes that radio is primarily a local business and that much of its success is the result of the efforts of regional and local management and staff. Accordingly, Citadel Communications decentralizes much of its operations to these levels. Each of Citadel Communications' regional and local station groups is managed by a team of experienced broadcasters who understand the musical tastes, demographics and competitive opportunities of the particular market. Regional and local managers are responsible for preparing annual operating budgets, and a portion of their compensation is linked to meeting or surpassing their operating targets. Corporate management approves each station group's annual operating budget and imposes strict financial reporting requirements to track station performance. Corporate management is responsible for long range planning, establishing corporate policies and serving as a resource to local management. Citadel Communications has implemented local sales reporting systems at each station to provide local and corporate management with daily sales information.

ACQUISITION STRATEGY

     In February 1996, as a result of the passage of the Telecommunications Act of 1996, as amended, which is referred to in this prospectus as the Telecommunications Act, radio broadcasting companies were permitted to increase their ownership of stations within a single market from four to a maximum of between five and eight stations, depending on market size. The Telecommunications Act also eliminated the national ownership restriction that generally had limited companies to the ownership of no more than 40 stations (20 AM and 20 FM) throughout the United States.

     Citadel Communications' acquisition strategy is focused on acquiring additional radio stations in both its existing markets and in new markets in which Citadel Communications believes it can effectively use its operating strategies. Citadel Communications anticipates that it will continue to focus on mid-sized markets rather than attempt to expand into larger markets. Although competition among potential purchasers for suitable radio station acquisitions is intense throughout the United States, Citadel Communications believes that less competition exists, particularly from the larger radio operators, in mid-sized markets. This affords Citadel Communications relatively more attractive acquisition opportunities in these markets. There can be no assurance, however, that Citadel Communications will be able to identify suitable and available acquisition opportunities or that it will be able to complete any such acquisition opportunities. Additional risks and uncertainties related to Citadel Communications' acquisition strategy are discussed below under the heading "Federal Regulation of Radio Broadcasting" and in the "Risk Factors" section.

     In evaluating acquisition opportunities in new markets, Citadel Communications assesses its potential to build leading radio station groups in those markets over time. Citadel Communications believes that the creation of strong station groups in local markets is essential to its operating success and generally will not consider entering a new market unless it believes it can acquire multiple stations in the market. Citadel Communications also analyzes a number of additional factors which it believes are important to its success, including the number and quality of commercial radio signals broadcasting in the market, the nature of the competition in the market, Citadel Communications' ability to improve the operating performance of the radio station or stations under consideration and the general economic conditions of the market.

     Citadel Communications believes that its acquisition strategy, if properly implemented, could have a number of benefits, including:

      -- diversified revenue and broadcast cash flow across a greater number of stations and markets,

      -- improved broadcast cash flow margins through the consolidation of facilities and the elimination of redundant expenses,

      --  broadened range of advertising packages to offer advertisers,

      --  improved leverage in various key vendor negotiations,

      --  enhanced appeal to top industry management talent, and

      --  increased overall scale which should facilitate Citadel
          Communications' capital raising activities.

STATION PORTFOLIO

     If all of the pending transactions described in the "Pending Transactions" section are completed, Citadel Communications will own 81 FM and 35 AM radio stations in 22 mid-sized markets, operate one additional FM radio station in Reno pursuant to a local marketing agreement and have the right to begin operating a newly constructed FM radio station in Little Rock. The following table sets forth information about stations owned or operated by Citadel Communications after giving effect to its pending transactions. See the "Pending Transactions" section.

     As you review the information in the following table, you should refer to the "Information About Station and Market Data" section, and you should note the following:

      -- The year acquired shown in the table below includes acquisitions made by Citadel Communications' predecessors, Citadel Associates Limited Partnership and Citadel Associates Montana Limited Partnership,

      -- The abbreviation "MSA" in the MSA Rank column means metropolitan statistical area, the abbreviation "LMA" in the Year Acquired/LMA column means local marketing agreement and the abbreviation "JSA" in the Year Acquired/LMA column means joint sales agreement,

      -- The symbol "*" indicates a station which is the subject of one of Citadel Communications' pending transactions. The completion of each of the pending transactions is subject to conditions. Although Citadel Communications believes these conditions are customary for transactions of this type, there can be no assurance that such conditions will be satisfied,

      -- In the Primary Demographic Target column, the letter "A" designates adults, the letter "W" designates women, the letter "M" designates men and the letter "C" designates children. The numbers following each letter designate the range of ages included within the demographic group,

      -- Combined stations are simulcast. For all simulcast stations, rank and audience share information is given on a combined basis,

      -- The generally accepted method of measuring the relative size of a radio station's audience is by reference to total persons, within specific demographic groups, Monday-Sunday, 6:00 a.m-12:00 midnight average quarter hour shares, as published by The Arbitron Company. Arbitron periodically samples radio listeners in defined market areas, principally through the use of diaries returned by selected listeners. A station's average quarter hour share is a percentage computed by dividing the average number of persons listening to a particular station for at least five minutes during an average quarter hour in a given time period by the average number of such persons for all stations in the market area. Station Rank in Primary Demographic Target in the table is the ranking of a station among all stations in its target demographic group based upon the station's average quarter hour shares, and

      -- Radio Group Market Revenue Share in the table was derived for each radio group by summing the market share of revenue of each station included within the group. Radio Group Rank in Market Revenue in the table is the ranking, by radio group market revenue, of each of Citadel Communications' radio groups in its market among all other radio groups in that market.

                                                                                                   STATION
                                                                                        STATION    AUDIENCE
                                                                                        RANK IN    SHARE IN    RADIO       RADIO
                                                                             PRIMARY    PRIMARY    PRIMARY     GROUP       GROUP
                                        STATION                               DEMO-      DEMO-      DEMO-      MARKET     RANK IN
     RADIO GROUP/        MSA          PROGRAMMING              YEAR          GRAPHIC    GRAPHIC    GRAPHIC    REVENUE      MARKET
 STATION CALL LETTERS    RANK           FORMAT             ACQUIRED/LMA       TARGET     TARGET     TARGET     SHARE      REVENUE
-----------------------  ----   -----------------------  -----------------   --------   --------   --------   --------   ----------
PROVIDENCE, RI.........  32                                                                                     40.4%      1
WPRO-AM................         News/Talk                      1997          A 25-54       11         2.4
WPRO-FM................         Contemporary Hits              1997          A 18-49        2         8.7
WWLI-FM................         Adult Contemporary             1997          W 25-54        1        13.8
WSKO-AM................         Sports                         1997          M 25-54       13         2.2
WHKK-FM/WXEX-FM........         Rock Oldies               1997/1997(WHKK)    A 25-54       13         2.2

SALT LAKE CITY, UT.....  35                                                                                     23.9%      2
KUBL-FM................         Country                        1988          A 25-54        6         5.1
KBEE-AM................         Children's                     1988           C 4-11       --          --
KFNZ-AM................         Sports                       1997/1992       M 25-54        8t        4.0
KBEE-FM................         Adult Contemporary           1997/1992       W 18-49       10t        4.1
KBER-FM................         Album Oriented Rock          1997/1996       A 18-34        7         6.0
KENZ-FM................         Rock Alternative          1997/1996(JSA)     A 18-34        1         9.0

WILKES-BARRE/SCRANTON,
 PA....................  64                                                                                     34.7%      2
WMGS-FM................         Adult Contemporary             1997          W 25-54        1        17.2
WARM-AM................         News/Talk                      1997          A 35-64       11t        1.9
WKJN-AM................         Simulcast with WARM-AM       1998/1997
WAZL-AM................         Simulcast with WARM-AM         1997
WXBE-FM................         Album Oriented Rock            1997          M 18-34        1t       18.2
WKQV-FM................         Simulcast with WXBE-FM       1999/1997
WEMR-FM................         Contemporary Hits            1998/1997       W 18-34       --          --
WBHT-FM................         Simulcast with WEMR-FM       1999/1997
WCTP-FM/WCTD-FM........         Country                      1998/1997       A 35-64       10         2.1
WEMR-AM................         Nostalgia                    1998/1997       A 35-64       --          --
*WKQV-AM...............         Sports                   pending/1997(JSA)   M 25-54       --          --

ALLENTOWN/BETHLEHEM,
 PA....................  67                                                                                     27.3%      2
WCTO-FM................         Country                        1997          A 25-54        1        13.4
WLEV-FM................         Adult Contemporary           1997/1997       W 25-54        1        17.6

ALBUQUERQUE, NM........  71                                                                                     55.7%      1
KKOB-AM................         News/Talk                      1994          A 25-54        2t        7.8
KKOB-FM................         Adult Contemporary             1994          W 25-54        3         6.8
KMGA-FM................         Adult Contemporary             1994          W 25-54        4t        6.0
KHTL-AM................         News/Talk                      1994          A 35-64       23t        0.7
KTBL-FM................         Country                   1996/1995(JSA)     A 25-54        9         4.1
KHFM-FM................         Classical                      1996          A 25-54       12t        2.7
KNML-AM................         Sports                         1996          M 25-54       13           3
KRST-FM................         Country                      1996/1996       A 25-54        1         8.2

HARRISBURG/CARLISLE,
 PA....................  76                                                                                     17.2%      3
WRKZ-FM................         Country                        1997          A 25-54        6         6.4
WHYL-FM................         Simulcast with WRKZ-FM       1999/1998
WQXA-FM................         Rock                           1997          M 18-34        1        20.7
WHYL-AM................         Nostalgia                    1999/1998       A 35-64       13t        1.2

BATON ROUGE, LA........  82                                                                                     27.5%      2
KQXL-FM................         Urban Adult                    1999          A 25-54        3         7.5
                                Contemporary
WXOK-AM................         Gospel                         1999          A 35-64        5t        6.8
WEMX-FM................         Urban                          1999          A 18-34        1        16.8
WCAC-FM................         Country                        1999          A 25-54       12t        2.2
WIBR-AM................         Sports                         1999          M 25-54       13t        1.5

                                                                                                   STATION
                                                                                        STATION    AUDIENCE
                                                                                        RANK IN    SHARE IN    RADIO       RADIO
                                                                             PRIMARY    PRIMARY    PRIMARY     GROUP       GROUP
                                        STATION                               DEMO-      DEMO-      DEMO-      MARKET     RANK IN
     RADIO GROUP/        MSA          PROGRAMMING              YEAR          GRAPHIC    GRAPHIC    GRAPHIC    REVENUE      MARKET
 STATION CALL LETTERS    RANK           FORMAT             ACQUIRED/LMA       TARGET     TARGET     TARGET     SHARE      REVENUE
-----------------------  ----   -----------------------  -----------------   --------   --------   --------   --------   ----------
LITTLE ROCK, AR(1).....  83                                                                                     38.2%      2
KARN-AM/KARN-FM/
 KKRN-FM...............         News/Talk/Sports             1997/1997       A 25-54        7         5.7
KIPR-FM................         Urban                        1997/1997       A 18-49        2t        8.9
KOKY-FM................         Urban Adult                  1997/1997       A 25-54       10         4.1
                                Contemporary
KLAL-FM................         Modern Adult                   1997          A 18-49       11t        3.7
                                Contemporary
KAFN-FM................         Not yet operational            1997               NA       NA          NA
KLIH-AM................         Gospel                         1997          A 25-54       18         1.3
KURB-FM................         Adult Contemporary             1997          A 25-54        4t        6.5
KVLO-FM................         Soft Adult Contemporary        1997          W 25-54        3         7.7
KAAY-AM................         Religious                      1998          A 25-54       20t        0.8

SPOKANE, WA............  87                                                                                     33.4%      2
KGA-AM.................         News/Talk                      1992          A 25-54       10         3.6
KDRK-FM................         Country                        1992          A 25-54        2        10.0
KAEP-FM................         Rock Alternative               1993          A 18-34        2        12.2
KJRB-AM................         Talk/Sports                  1993/1993       A 35-64       18t        0.6
KEYF-AM/FM.............         Oldies                    1999/1996(JSA)     A 25-54        5         7.5
KNJY-FM................         Rock                           1999          M 18-34        3t       12.4

COLORADO SPRINGS, CO...  93                                                                                     42.3%      1
KKFM-FM................         Classic Rock                   1986          M 25-54        1        13.5
KKMG-FM................         Contemporary Hits            1994/1990       W 18-34        1        22.2
KSPZ-FM................         Oldies                    1999/1996(JSA)     A 25-54        8         5.5
KVOR-AM................         News/Talk                 1999/1996(JSA)     A 35-64        2t        7.9
KTWK-AM................         Nostalgia                 1999/1996(JSA)     A 35-64       13t        1.7

LAFAYETTE, LA..........  97                                                                                     10.3%      4
KFXZ-FM................         Gospel                         1999          A 35-64        6t        4.4
KNEK-FM................         Urban Adult                    1999          A 25-54        8         4.7
                                Contemporary
KNEK-AM................         Urban Adult                    1999          A 25-54       --          --
                                Contemporary
KRRQ-FM................         Urban                          1999          A 18-34        1        15.3

YORK, PA...............  103                                                                                     4.5%      5
WQXA-AM................         Nostalgia                      1997          A 35-64       22t        0.6

CHARLESTON, SC.........  104                                                                                    53.7%      1
*WSSX-FM...............         Hot Adult Contemporary        pending        A 25-54        5t        5.7
*WWWZ-FM...............         Urban                         pending        A 18-34        1        15.2
*WMGL-FM...............         Urban Adult                   pending        A 25-54        9t        4.4
                                Contemporary
*WSUY-FM...............         Soft Adult Contemporary       pending        W 25-54        5t        6.0
*WNKT-FM...............         Country                       pending        A 25-54        4         6.2
*WTMA-AM...............         News/Talk                     pending        A 25-54       11t        4.1
*WTMZ-AM...............         News                          pending        A 25-54       25t        0.3
*WXTC-AM...............         Urban Gospel                  pending        A 25-54       13t        2.8

PORTSMOUTH/DOVER/
 ROCHESTER, NH.........  117                                                                                    29.5%      2
*WOKQ-FM/WPKQ-FM.......         Country                       pending        A 25-54        1         9.4
*WXBB-FM/WXBP-FM.......         Classic Rock                  pending        M 25-54        3         6.9

MODESTO, CA............  122                                                                                    68.1%      1
KATM-FM(2).............         Country                        1992          A 25-54        1        15.7
KANM-AM................         Sports                         1992          M 25-54       11t        2.2
KHKK-FM/KDJK-FM(2).....         Rock Oldies               1993/1993(KHKK)    A 25-54        2        12.1
KHOP-FM(2).............         Album Oriented Rock            1996          A 18-34        1        12.3

SAGINAW/BAY CITY, MI...  124                                                                                    41.1%      1
WKQZ-FM................         Rock                           1999          M 18-49        1        18.4
WYLZ-FM/WILZ-FM........         Classic Rock                   1999          M 25-54       12t        2.1
WIOG-FM................         Hot Adult Contemporary         1999          A 25-54        4         8.9
WGER-FM................         Soft Adult Contemporary        1999          W 25-54        3t       10.2
WSGW-AM................         News/Talk                      1999          A 25-54        6t        5.9

BOISE, ID..............  126                                                                                    45.3%      1
KIZN-FM................         Country                      1998/1997       A 25-54        4         7.5
KZMG-FM................         Contemporary Hits            1998/1997       W 18-34        2        12.7
KKGL-FM................         Classic Rock                 1998/1997       M 25-54        6t        5.4
KQFC-FM................         Country                      1998/1997       A 25-54        3         7.9
KBOI-AM................         News/Talk                    1998/1997       A 35-64        6         4.8

                                                                                                   STATION
                                                                                        STATION    AUDIENCE
                                                                                        RANK IN    SHARE IN    RADIO       RADIO
                                                                             PRIMARY    PRIMARY    PRIMARY     GROUP       GROUP
                                        STATION                               DEMO-      DEMO-      DEMO-      MARKET     RANK IN
     RADIO GROUP/        MSA          PROGRAMMING              YEAR          GRAPHIC    GRAPHIC    GRAPHIC    REVENUE      MARKET
 STATION CALL LETTERS    RANK           FORMAT             ACQUIRED/LMA       TARGET     TARGET     TARGET     SHARE      REVENUE
-----------------------  ----   -----------------------  -----------------   --------   --------   --------   --------   ----------
RENO, NV...............  127                                                                                    50.2%      1
Owned
KBUL-FM................         Country                        1992          A 25-54        3         9.3
KKOH-AM................         News/Talk                      1992          A 25-54        4         6.9
KNEV-FM................         Adult Contemporary           1993/1993       W 18-49        4         9.4
KNHK-FM................         Classic Rock                 1997/1997       M 25-54       --          --

Operated
KATG-FM(3).............         Country                      1998(LMA)       A 25-54       --          --

PORTLAND, ME...........  160                                                                                    43.0%      1
*WBLM-FM...............         Album Oriented Rock           pending        A 18-34        2        11.7
*WCYY-FM/WCYI-FM.......         Rock alternative              pending        A 18-34        1        16.0
*WHOM-FM...............         Soft Adult Contemporary       pending        W 25-54        2        10.3
*WJBQ-FM...............         Contemporary Hits             pending        A 18-34        4         9.6
*WCLZ-FM...............         Adult Alternative             pending        A 18-49        9         3.7

BINGHAMTON, NY.........  166                                                                                    56.9%      1
*WHWK-FM...............         Country                       pending        A 25-54        1        16.6
*WYOS-FM...............         Oldies                        pending        A 25-54        3         9.6
*WAAL-FM...............         Album Oriented Rock           pending        M 25-54        1        20.4
*WNBF-AM...............         News/Talk                     pending        A 25-54        9         2.7
*WKOP-AM...............         Nostalgia                     pending        A 35-64        9t        1.9

MUNCIE, IN.............  NA                                                                                       NA       NA
*WMDH-FM...............         Country                       pending        A 25-54       NA          NA
*WMDH-AM...............         News/Talk                     pending        A 25-54       NA          NA

KOKOMO, IN.............  NA                                                                                       NA       NA
*WWKI-FM...............         Country                       pending        A 25-54       NA          NA

---------------

"t" denotes tied with one or more other radio stations.

"NA" denotes information that is not available.

"
--" denotes information that is not meaningful.

(1) Does not include one FM station that is not yet operational. In addition, three of the stations listed as Little Rock stations primarily serve the surrounding communities outside of Little Rock. Citadel Communications also owns the Arkansas Radio Network, which was established in 1968 and is a state-wide news network with affiliates in nearly every county in Arkansas. The Arkansas Radio Network feeds hourly newscasts in addition to agricultural programs, market reports, weather and special events.

(2) These stations also broadcast in the adjacent Stockton, California market where, in the Fall 1998 Radio Market Report published by The Arbitron Company, they ranked 1, 3 and 7 in their primary demographic targets, respectively.

(3) Citadel Communications operates KATG-FM in Reno under a local marketing agreement.

ADVERTISING SALES

     Virtually all of Citadel Communications' revenue is generated from the sale of local, regional and national advertising for broadcast on its radio stations. In 1998, approximately 83.0% of Citadel Communications' net broadcasting revenue was generated from the sale of local and regional advertising. Additional broadcasting revenue is generated from the sale of national advertising, network compensation payments and other miscellaneous transactions. See the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section under the heading "General." The major categories of Citadel Communications' advertisers include telephone companies, restaurants, fast food, automotive and grocery. Each station's local sales staff solicits advertising either directly from the local advertiser or indirectly through an advertising agency. Citadel Communications pays a higher commission rate to the sales staff for generating direct sales because Citadel Communications believes that through direct advertiser relationships it can better understand the advertiser's business needs and more effectively design an advertising campaign to help the advertiser sell its product. Citadel Communications employs personnel in each of its markets to produce commercials for the advertisers. National sales are made by a firm specializing in radio advertising sales on the national level in exchange for a commission from Citadel Communications that is based on Citadel Communications' gross revenue from the advertising obtained. Regional sales, which Citadel Communications defines as sales in regions surrounding Citadel Communications' markets to companies that advertise in Citadel Communications' markets, are generally made by Citadel Communications' local sales staff.

     Depending on the programming format of a particular station, Citadel Communications estimates the optimum number of advertisements available for sale. The number of advertisements that can be broadcast without jeopardizing listening levels, and the resulting ratings, is limited in part by the format of a particular station. Citadel Communications' stations strive to maximize revenue by managing their on-air inventory of advertising time and adjusting prices based on local market conditions and on Citadel Communications' ability, through its marketing efforts, to provide advertisers with an effective means of reaching a targeted demographic group. Each of Citadel Communications' stations has a general target level of on-air inventory that it makes available for advertising. This target level of inventory for sale may be different at different times of the day but tends to remain stable over time. Much of Citadel Communications' selling activity is based on demand for its radio stations' on-air inventory and, in general, Citadel Communications responds to this demand by varying prices rather than by varying its target inventory level for a particular station. Therefore, most changes in revenue are explained by demand-driven pricing changes rather than by changes in the available inventory.

     Citadel Communications believes that radio is one of the most efficient and cost-effective means for advertisers to reach specific demographic groups. Advertising rates charged by radio stations are based primarily on:

      -- a station's share of audiences in the demographic groups targeted by advertisers, as measured by ratings surveys estimating the number of listeners tuned to the station at various times,

      -- the number of stations in the market competing for the same demographic groups,

      --  the supply of, and demand for, radio advertising time, and

      --  certain qualitative factors.

     Rates are generally highest during morning and afternoon commuting hours.

     A station's listenership is reflected in ratings surveys that estimate the number of listeners tuned to the station and the time they spend listening. Each station's ratings are used by its advertisers and advertising representatives to consider advertising with the station and are used by Citadel Communications to chart audience growth, set advertising rates and adjust programming. The radio broadcast industry's principal ratings service is The Arbitron Company, which publishes periodic ratings surveys for significant domestic radio markets. These surveys are Citadel Communications' primary source of ratings data.

COMPETITION

     The radio broadcasting industry is highly competitive. The success of each of Citadel Communications' stations depends largely upon its audience ratings and its share of the overall advertising revenue within its market. Citadel Communications' audience ratings and advertising revenue are subject to change, and any adverse change in a particular market affecting advertising expenditures or an adverse change in the relative market positions of the stations located in a particular market could have a material adverse effect on the revenue of Citadel Communications' radio stations located in that market. There can be no assurance that any one of Citadel Communications' radio stations will be able to maintain or increase its current audience ratings or advertising revenue market share.

     Citadel Communications' stations compete for listeners and advertising revenue directly with other radio stations within their respective markets. Radio stations compete for listeners primarily on the basis of program content that appeals to a particular demographic group. By building a strong listener base consisting of a specific demographic group in each of its markets, Citadel Communications is able to attract advertisers seeking to reach those listeners. Companies that operate radio stations must be alert to the possibility of another station changing its format to compete directly for listeners and advertisers. Another station's decision to convert to a format similar to that of one of Citadel Communications' radio stations in the same geographic area may result in lower ratings and advertising revenue, increased promotion and other expenses and, consequently, lower broadcast cash flow for Citadel Communications.

     Factors that are material to a radio station's competitive position include management experience, the station's local audience rank in its market, transmitter power, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of other radio stations in the market area. Citadel Communications attempts to improve its competitive position in each market by extensively researching its stations' programming, by implementing advertising campaigns aimed at the demographic groups for which its stations program and by managing its sales efforts to attract a larger share of advertising dollars. However, Citadel Communications competes with some organizations that have greater financial resources than Citadel Communications.

     Recent changes in FCC policies and rules permit increased ownership and operation of multiple local radio stations. Management believes that radio stations that elect to take advantage of joint arrangements such as local marketing agreements or joint sales agreements may in certain circumstances have lower operating costs and may be able to offer advertisers more attractive rates and services. Although Citadel Communications currently operates multiple stations in each of its markets and intends to pursue the creation of additional multiple station groups, Citadel Communications' competitors in certain markets include operators of multiple stations or operators who already have entered into local marketing agreements or joint sales agreements. Citadel Communications also competes with other radio station groups to purchase additional stations. Some of these groups are owned or operated by companies that have substantially greater financial and other resources than Citadel Communications.

     Although the radio broadcasting industry is highly competitive, some barriers to entry exist. The operation of a radio broadcast station requires a license from the FCC, and the number of radio stations that can operate in a given market is limited by the availability of

FM and AM radio frequencies allotted by the FCC to communities in that market, as well as by the FCC's multiple ownership rules regulating the number of stations that may be owned and controlled by a single entity. The FCC's multiple ownership rules have changed significantly as a result of the Telecommunications Act. For more information about FCC regulation and the provisions of the Telecommunications Act, see the discussion below under the heading "Federal Regulation of Radio Broadcasting." Citadel Communications' stations also compete for advertising revenue with other media, including newspapers, broadcast television, cable television, magazines, direct mail, coupons and outdoor advertising. In addition, the radio broadcasting industry is subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems, by satellite and by digital audio broadcasting. Digital audio broadcasting may deliver by satellite to nationwide and regional audiences, multi-channel, multi-format, digital radio services with sound quality equivalent to compact discs. The delivery of information through the internet also could create a new form of competition. The radio broadcasting industry historically has grown despite the introduction of new technologies for the delivery of entertainment and information. A growing population and greater availability of radios, particularly car and portable radios, have contributed to this growth. There can be no assurance, however, that the development or introduction in the future of any new media technology will not have an adverse effect on the radio broadcasting industry.

     The FCC has recently authorized spectrum for the use of a new technology, satellite digital audio radio services, to deliver audio programming. Digital audio radio services may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats to local and national audiences. It is not known at this time whether this digital technology also may be used in the future by existing radio broadcast stations either on existing or alternate broadcasting frequencies. There are proposals before the FCC to permit a new low power radio service which could open up opportunities for low cost neighborhood service on frequencies which would not interfere with existing stations. No FCC action has been taken on this proposal to date.

     Citadel Communications cannot predict what other matters might be considered in the future by the FCC, nor can it assess in advance what impact, if any, the implementation of any of these proposals or changes might have on its business. See the discussion below under the heading "Federal Regulation of Radio Broadcasting."

FEDERAL REGULATION OF RADIO BROADCASTING

     Introduction. The ownership, operation and sale of broadcast stations, including those licensed to Citadel Communications, are subject to the jurisdiction of the FCC, which acts under authority derived from the Communications Act of 1934, as amended, which is referred to in this prospectus as the Communications Act. The Communications Act was amended in 1996 by the Telecommunications Act to make changes in several broadcast laws. Among other things, the FCC:

      --  assigns frequency bands for broadcasting,

      -- determines whether to approve changes in ownership or control of station licenses,

      --  regulates equipment used by stations,

      -- adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations, and

      -- has the power to impose penalties for violations of its rules under the Communications Act.

     The following is a brief summary of certain provisions of the Communications Act and of specific FCC regulations and policies. Failure to observe these or other rules and policies can result in the imposition of various sanctions, including fines, the grant of short (less than the maximum) license renewal terms or, for particularly egregious violations, the denial of a license renewal application, the revocation of a license or the denial of FCC consent to acquire additional broadcast properties. Reference should be made to the Communications Act, FCC rules and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of broadcast stations.

     License Grant and Renewal. Until recently, radio broadcast licenses were granted for maximum terms of seven years, but acting under the authority of the Telecommunications Act, the FCC recently revised its rules to extend the maximum term for future renewals to eight years. Licenses may be renewed through an application to the FCC. Prior to the Telecommunications Act, during certain periods when a renewal application was pending, competing applicants could file for the radio frequency being used by the renewal applicant. The Telecommunications Act prohibits the FCC from considering such competing applications if the FCC finds that the station has served the public interest, convenience and necessity, that there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC, and that there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC that, when taken together, would constitute a pattern of abuse.

     Petitions to deny license renewals can be filed by interested parties, including members of the public. These petitions may raise various issues before the FCC. The FCC is required to hold hearings on renewal applications if the FCC is unable to determine that renewal of a license would serve the public interest, convenience and necessity, or if a petition to deny raises a substantial and material question of fact as to whether the grant of the renewal application would be prima facie inconsistent with the public interest, convenience and necessity. Also, during certain periods when a renewal application is pending, the transferability of the applicant's license is restricted.

     A petition to deny renewal has been filed against four of Citadel Communications' Salt Lake City stations, alleging that they failed to comply with FCC equal employment opportunity rules, and FCC processing of that petition has delayed action on those license renewals. In September 1998, subsequent to the filing of the Salt Lake City petition to deny, the U.S. Court of Appeals for the D.C. Circuit struck down most of the FCC's equal employment opportunity rules as unconstitutional. The status of pending petitions to deny license renewals based on alleged equal employment opportunity violations was rendered uncertain by the court's decision. The FCC subsequently proposed new rules, but such proposal does not directly address either the issue of penalties or the disposition of pending license renewal applications involving equal employment opportunity allegations. The FCC is currently evaluating public comment on its new proposals, and will likely delay the grant of license renewals which were challenged under its current equal employment opportunity rules, until new rules are final. Under the FCC's current rules, which have been held to be unconstitutional, the FCC could find that the Salt Lake City stations lacked effective equal employment opportunity policies and procedures, the stations could be fined, generally $10,000 to $15,000, reporting conditions, including the filing of periodic documentation of equal employment opportunity efforts, could be imposed, or renewal of the licenses may be for less than the standard eight-year period. In rare cases, the FCC has held hearings on equal employment opportunity violations. Citadel Communications cannot predict whether new equal employment opportunity rules will be adopted, the form of any such rules, or the impact of the rules on its pending Salt Lake City license renewal applications.

     Except for the Salt Lake City station renewals discussed above, Citadel Communications is not currently aware of any facts that would prevent the timely renewal of its licenses to operate its radio stations, although there can be no assurance that Citadel Communications' licenses will be renewed.

     The FCC classifies each AM and FM station. An AM station operates on either a clear channel, regional channel or local channel. A clear channel is one on which AM stations are assigned to serve wide areas. Clear channel AM stations are classified as either: Class A stations, which operate on an unlimited time basis and are designated to render primary and secondary service over an extended area; Class B stations, which operate on an unlimited time basis and are designed to render service only over a primary service area; or Class D stations, which operate either during daytime hours only, during limited times only or on an unlimited time basis with low nighttime power. A regional channel is one on which Class B and Class D AM stations may operate and serve primarily a principal center of population and the rural areas contiguous to it. A local channel is one on which AM stations operate on an unlimited time basis and serve primarily a community and the suburban and rural areas immediately contiguous thereto. Class C AM stations operate on a local channel and are designed to render service only over a primary service area that may be reduced as a consequence of interference.

     The minimum and maximum facilities requirements for an FM station are determined by its class. FM class designations depend upon the geographic zone in which the transmitter of the FM station is located. In general, commercial FM stations are classified as follows, in order of increasing power and antenna height: Class A, B1, C3, B, C2, C1 and C.

     The following table sets forth the market, call letters, FCC license classification, antenna height above average terrain (HAAT), power and frequency of each of the stations owned or operated by Citadel Communications, assuming the completion of the pending transactions described in the "Pending Transactions" section, and the date on which each station's FCC license expires.

     As you review the information in the following table, you should note the following:

      -- The symbol "*" indicates a station which is the subject of one of Citadel Communications' pending transactions. The completion of each of the pending transactions is subject to conditions. Although Citadel Communications believes these conditions are customary for transactions of this type, there can be no assurance that the conditions will be satisfied. See the "Pending Transactions" section.

      -- A station's actual city of license may be different from the shown metropolitan market served. In addition, three of the stations listed as Little Rock stations primarily serve the surrounding communities outside of Little Rock.

      -- Pursuant to FCC rules and regulations, many AM radio stations are licensed to operate at a reduced power during nighttime broadcasting hours, which results in reducing the radio station's coverage during those hours of operation. Both power ratings are shown, where applicable.

      -- License renewal applications have been filed for the listed stations showing a license expiration date of October 1, 1997 or August 1, 1998, and the expiration of the licenses is stayed during the pendency of these renewal proceedings. See the above discussion for the status of the license renewals for four of Citadel Communications' Salt Lake City radio stations.

                                                        HAAT                               EXPIRATION
                                                FCC      IN       POWER IN                   DATE OF
            MARKET                 STATION     CLASS   METERS    KILOWATTS     FREQUENCY   FCC LICENSE
            ------                 -------     -----   ------    ---------     ---------   -----------
Providence, RI.................  WPRO-AM        B         NA            5.0     630 kHz     04-01-06
                                 WPRO-FM        B        168           39.0    92.3 MHz     04-01-06
                                 WSKO-AM        B         NA            5.0     790 kHz     04-01-06
                                 WWLI-FM        B        152           50.0    105.1 MHz    04-01-06
                                 WXEX-FM        A        163            2.3    99.7 MHz     04-01-06
                                 WHKK-FM        A         90            4.2    100.3 MHz    04-01-06
Salt Lake City, UT.............  KBEE-AM        B         NA     10.0/0.195     860 kHz     10-01-97
                                 KUBL-FM        C       1140           26.0    93.3 MHz     10-01-97
                                 KENZ-FM        C        869           45.0    107.5 MHz    10-01-97
                                 KBER-FM        C       1140           25.0    101.1 MHz    10-01-97
                                 KFNZ-AM        B         NA            5.0    1320 kHz     10-01-05
                                 KBEE-FM        C        894           40.0    98.7 MHz     10-01-05
Wilkes-Barre/Scranton, PA......  WAZL-AM        C         NA            1.0    1490 kHz     08-01-06
                                 WXBE-FM        B        222           19.5    97.9 MHz     08-01-06
                                 WARM-AM        B         NA            5.0     590 kHz     08-01-06
                                 WMGS-FM        B        422            5.3    92.9 MHz     08-01-06
                                 WBHT-FM        A        336           0.50    97.1 MHz     08-01-06
                                 *WKQV-AM       B         NA       10.0/0.5    1550 kHz     08-01-06
                                 WKQV-FM        A        308           0.30    95.7 MHz     08-01-06
                                 WCTP-FM        A        235           0.52    94.3 MHz     08-01-06
                                 WCTD-FM        A        207           1.45    93.7 MHz     08-01-06
                                 WKJN-AM        B         NA       5.0/.037    1440 kHz     08-01-98
                                 WEMR-AM        B         NA        5.0/1.0    1460 kHz     08-01-06
                                 WEMR-FM        A        354           0.24    107.7 MHz    08-01-06
Allentown/Bethlehem, PA........  WCTO-FM        B        152           50.0    96.1 MHz     08-01-06
                                 WLEV-FM        B        327           10.9    100.7 MHz    08-01-06
Albuquerque, NM................  KKOB-AM        B         NA           50.0     770 kHz     10-01-05
                                 KKOB-FM        C       1265           20.2    93.3 MHz     10-01-97
                                 KHTL-AM        B         NA        1.0/0.5     920 kHz     10-01-05
                                 KMGA-FM        C       1259           22.5    99.5 MHz     10-01-97
                                 KTBL-FM        C       1276           20.4    103.3 MHz    10-01-97
                                 KHFM-FM        C       1260           20.0    96.3 MHz     10-01-97
                                 KRST-FM        C       1268           22.0    92.3 MHz     10-01-97
                                 KNML-AM        B         NA        1.0/0.5    1050 kHz     10-01-05
Harrisburg/Carlisle and York,                   B        283           14.1    106.7 MHz    08-01-06
  PA...........................  WRKZ-FM
                                 WHYL-FM        A        100     H3.0/V2.75    102.3 MHz    08-01-06
                                 WHYL-AM        B         NA            5.0     960 kHz     08-01-06
                                 WQXA-AM        B         NA            1.0    1250 kHz     08-01-06
                                 WQXA-FM        B        215           25.1    105.7 MHz    08-01-06
Baton Rouge, LA................  KQXL-FM       C2        148           50.0    106.5 MHz    06-01-04
                                 WXOK-AM        B         NA        5.0/1.0    1460 kHz     06-01-04
                                 WEMX-FM       C1        299          100.0    94.1 MHz     06-01-04
                                 WCAC-FM        C        306          100.0    103.3 MHz    06-01-04
                                 WIBR-AM        B         NA        5.0/1.0    1300 kHz     06-01-04

                                                        HAAT                               EXPIRATION
                                                FCC      IN       POWER IN                   DATE OF
            MARKET                 STATION     CLASS   METERS    KILOWATTS     FREQUENCY   FCC LICENSE
            ------                 -------     -----   ------    ---------     ---------   -----------
Little Rock, AR................  KARN-FM        A        100            3.0    102.5 MHz    06-01-04
                                 KARN-AM        B         NA            5.0     920 kHz     06-01-04
                                 KKRN-FM        A        100            6.0    101.7 MHz    06-01-04
                                 KIPR-FM       C1        286          100.0    92.3 MHz     06-01-04
                                 KOKY-FM        A        118           4.10    102.1 MHz    06-01-04
                                 KLAL-FM       C2         95           50.0    107.7 MHz    06-01-04
                                 KAFN-FM(1)     A        100            6.0    102.5 MHz    06-01-04
                                 KLIH-AM        B         NA        2.0/1.2    1250 kHz     06-01-04
                                 KURB-FM        C        392          100.0    98.5 MHz     06-01-04
                                 KVLO-FM       C2        150           50.0    102.9 MHz    06-01-04
                                 KAAY-AM        A         NA           50.0    1090 kHz     06-01-04
Spokane, WA....................  KGA-AM         A         NA           50.0    1510 kHz     02-01-06
                                 KDRK-FM        C        725           56.0    93.7 MHz     02-01-06
                                 KJRB-AM        B         NA            5.0     790 kHz     02-01-06
                                 KAEP-FM        C        582          100.0    105.7 MHz    02-01-06
                                 KEYF-AM        B         NA            5.0    1050 kHz     02-01-06
                                 KEYF-FM        C        490          100.0    101.1 MHz    02-01-06
                                 KNJY-FM       C2        432            5.5    103.9 MHz    02-01-06
Colorado Springs, CO...........  KKFM-FM        C        698           71.0    98.1 MHz     04-01-05
                                 KKMG-FM        C        695           57.0    98.9 MHz     04-01-05
                                 KSPZ-FM        C        649           72.0    92.9 MHz     04-01-05
                                 KVOR-AM        B         NA        5.0/1.0    1300 kHz     04-01-05
                                 KTWK-AM        B         NA        3.3/1.5     740 kHz     04-01-05
Lafayette, LA..................  KFXZ-FM        A        151            2.6    106.3 MHz    06-01-04
                                 KNEK-FM       C3        100           25.0    104.7 MHz    06-01-04
                                 KNEK-AM        B         NA           0.25    1190 kHz     06-01-04
                                 KRRQ-FM       C2        135           50.0    95.5 MHz     06-01-04
Charleston, SC.................  *WSSX-FM       C        317          100.0    95.1 MHz     12-01-03
                                 *WWWZ-FM      C2        150           50.0    93.3 MHz     12-01-03
                                 *WMGL-FM      C3      128.9            6.5    101.7 MHz    12-01-03
                                 *WSUY-FM       C      539.5          100.0    96.9 MHz     12-01-03
                                 *WNKT-FM       C      299.9          100.0    107.5 MHz    12-01-03
                                 *WTMA-AM       B         NA        5.0/1.0    1250 kHz     12-01-03
                                 *WTMZ-AM       B         NA           0.50     910 kHz     12-01-03
                                 *WXTC-AM       B         NA            5.0    1390 kHz     12-01-03
Portsmouth/Dover/Rochester,                     B        150           50.0    97.5 MHz     04-01-06
  NH...........................  *WOKQ-FM
                                 *WXBB-FM       A      113.1            2.2    105.3 MHz    04-01-06
                                 *WXBP-FM       A        100            3.0    102.1 MHz    04-01-06
                                 *WPKQ-FM       C       1181    H22.5/V17.5    103.7 MHz    04-01-06
Modesto, CA....................  KANM-AM        B         NA            1.0     970 kHz     12-01-05
                                 KATM-FM        B        152           50.0    103.3 MHz    12-01-05
                                 KHKK-FM        B        152           50.0    104.1 MHz    12-01-05
                                 KDJK-FM        A        624          0.071    103.9 MHz    12-01-05
                                 KHOP-FM        B        193           29.5    95.1 MHz     12-01-05
Saginaw/Bay City, MI...........  WKQZ-FM       C2        169           39.2    93.3 MHz     10-01-04
                                 WYLZ-FM        A        151            2.6    100.9 MHz    10-01-04
                                 WIOG-FM        B        244             86    102.5 MHz    10-01-04
                                 WILZ-FM        A        126            2.9    104.5 MHz    10-01-04
                                 WGER-FM        A        116           2.05    106.3 MHz    10-01-04
                                 WSGW-AM        B         NA        5.0/1.0     790 kHz     10-01-04
Boise, ID......................  KIZN-FM        C        762           44.0    92.3 MHz     10-01-05
                                 KZMG-FM        C        802           50.0    93.1 MHz     10-01-05
                                 KKGL-FM        C        768           44.0    96.9 MHz     10-01-05
                                 KQFC-FM        C        762           47.0    97.9 MHz     10-01-05
                                 KBOI-AM        B         NA           50.0     960 kHz     10-01-05
Reno, NV.......................  KKOH-AM        B         NA           50.0     780 kHz     10-01-05
                                 KNEV-FM        C        695           60.0    95.5 MHz     10-01-05
                                 KBUL-FM        C        699           72.0    98.1 MHz     10-01-05
                                 KNHK-FM        C        809           44.7    92.9 MHz     10-01-05
                                 KATG-FM(2)     A        129            3.6    93.7 MHz     10-01-05

                                                        HAAT                               EXPIRATION
                                                FCC      IN       POWER IN                   DATE OF
            MARKET                 STATION     CLASS   METERS    KILOWATTS     FREQUENCY   FCC LICENSE
            ------                 -------     -----   ------    ---------     ---------   -----------
Portland, ME...................  *WBLM-FM       C        436          100.0    102.9 MHz    04-01-06
                                 *WCYI-FM       B      195.1           27.5    93.9 MHz     04-01-06
                                 *WCYY-FM      B1        147           11.5    94.3 MHz     04-01-06
                                 *WHOM-FM       C      1140.9          50.0    94.9 MHz     04-01-06
                                 *WJBQ-FM       B      271.3           16.0    97.9 MHz     04-01-06
                                 *WCLZ-FM       B      121.9           47.5    98.9 MHz     04-01-06
Binghamton, NY.................  *WHWK-FM       B      292.6           10.0    98.1 MHz     06-01-06
                                 *WYOS-FM(3)    A        254           0.93    104.1 MHz    11-26-96
                                 *WAAL-FM       B        332            7.1    99.1 MHz     06-01-06
                                 *WNBF-AM       B         NA            5.0    1290 kHz     06-01-06
                                 *WKOP-AM       B         NA        5.0/0.5    1360 kHz     06-01-06
Muncie, IN.....................  *WMDH-FM       B      152.4           50.0    102.5 MHz    08-01-04
                                 *WMDH-AM       B         NA           0.25    1550 kHz     08-01-04
Kokomo, IN.....................  *WWKI-FM       B      143.3           50.0    100.5 MHz    08-01-04

---------------
(1) KAFN-FM in Little Rock has not yet commenced operations.

(2) Citadel Communications operates KATG-FM under a local marketing agreement.

(3) WYOS-FM in Binghamton operates pursuant to a construction permit. An application for a license to cover the construction permit has been filed with the FCC. Expiration of the construction permit is stayed during the pendency of that application.

     Ownership Matters. The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast license without the prior approval of the FCC. In determining whether to assign, transfer, grant or renew a broadcast license, the FCC considers a number of factors pertaining to the licensee, including compliance with various rules limiting common ownership of media properties, the character of the licensee and those persons holding attributable interests therein, and compliance with the Communications Act's limitation on alien ownership, as well as compliance with other FCC policies.

     Once a station purchase agreement has been signed, an application for FCC consent to assignment of license or transfer of control, depending upon whether the underlying transaction is an asset purchase or stock acquisition, is filed with the FCC. Approximately 10 to 15 days after this filing, the FCC normally publishes a notice assigning a file number to the application and advising that the application has been accepted for filing. The FCC has recently instituted an informal policy of inviting public comment on any proposed radio transaction that would result in one broadcaster controlling at least half of all radio advertising revenue in a market, or two broadcasters controlling 70% or more of market revenue. This policy has resulted in delays in the FCC's acceptance of applications for filing, and in subsequent action on assignment and transfer applications. Notice of acceptance of an application begins a 30-day statutory waiting period, which provides the opportunity for third parties to file formal petitions to deny the transaction. Informal objections may be filed any time prior to grant of an application. The FCC staff will normally review the application in this period and seek further information and amendments to the application if it has questions.

     Once the 30-day public notice period ends, the staff will complete its processing, assuming that no petitions or informal objections were received and that the application is otherwise consistent with FCC rules and policies. The staff often grants the application by delegated authority approximately 10 to 20 days after the public notice period ends. At this point, the parties are legally authorized to close the purchase, although the FCC action is not legally a final order. If there is a backlog of applications, the processing period can extend to 30 days or more.

     Public notice of the FCC staff grant is usually issued about a week after the grant is made, stating that the grant was effective when the staff made the grant. On the date of this notice, another 30-day period begins, within which time interested parties can file petitions seeking either staff reconsideration or full FCC review of the staff action. During this time the grant can still be modified, set aside or stayed, and is not a final order. In the absence of a stay, however, the seller and buyer are not prevented from closing despite the absence of a final order. Also, within 40 days after the public notice of the grant, the full FCC can review and reconsider the staff's grant on its own motion. Thus, during the additional 10 days beyond the 30-day period available to third parties, the grant is still not final. In the event that review by the full FCC is requested and the FCC subsequently affirms the staff's grant of the application, interested parties may thereafter seek judicial review in the United States Court of Appeals for the District of Columbia Circuit within 30 days of public notice of the full FCC's action. In the event the Court affirms the FCC's action, further judicial review may be sought by seeking rehearing en banc from the Court of Appeals or by certiorari from the United States Supreme Court.

     In the absence of the submission of a timely request for reconsideration, administrative review or judicial review, the FCC staff's grant of an application becomes final by operation of law. Upon the occurrence of that event, the FCC's grant is generally no longer subject to administrative or judicial review, although such action can nevertheless be set aside in rare circumstances, such as fraud on the agency by a party to the application.

     The pendency of a license renewal application can alter the timetables mentioned above because the FCC normally will not issue an unconditional assignment grant if the station's license renewal is pending.

     Under the Communications Act, a broadcast license may not be granted to or held by a corporation that has more than one-fifth of its capital stock owned or voted by aliens or their representatives, by foreign governments or their representatives, or by non-U.S. corporations. Under the Communications Act, a broadcast license also may not be granted to or held by any corporation that is controlled, directly or indirectly, by any other corporation more than one-fourth of whose capital stock is owned or voted by aliens or their representatives, by foreign governments or their representatives, or by non-U.S. corporations. These restrictions apply in modified form to other forms of business organizations, including partnerships. Each of Citadel Communications and Citadel Broadcasting therefore may be restricted from having more than one-fourth of its stock owned or voted by aliens, foreign governments or non-U.S. corporations. The Certificate of Incorporation of Citadel Communications and the Certificate of Incorporation of Citadel Broadcasting contain provisions which permit Citadel Communications and Citadel Broadcasting to prohibit alien ownership and control consistent with the prohibitions contained in the Communications Act.

     The Communications Act and FCC rules also generally restrict the common ownership, operation or control of radio broadcast stations serving the same local market, of a radio broadcast station and a television broadcast station serving the same local market, and of a radio broadcast station and a daily newspaper serving the same local market. Under these cross-ownership rules, absent waivers, neither Citadel Communications nor Citadel Broadcasting would be permitted to acquire any daily newspaper or television broadcast station

(other than low power television) in a local market where it then owned any radio broadcast station. The FCC's rules provide for the liberal grant of a waiver of the rule prohibiting common ownership of radio and television stations in the same geographic market in the top 25 television markets if certain conditions are satisfied. The Telecommunications Act extends this waiver policy to stations in the top 50 television markets, although the FCC has not yet implemented this change.

     In response to the Telecommunications Act, the FCC amended its multiple ownership rules to eliminate the national limits on ownership of AM and FM stations. The FCC's broadcast multiple ownership rules restrict the number of radio stations one person or entity may own, operate or control on a local level. These limits are:

      -- In a market with 45 or more commercial radio stations, an entity may own up to eight commercial radio stations, not more than five of which are in the same service (FM or AM),

      -- In a market with more than 29 but less than 45 commercial radio stations, an entity may own up to seven commercial radio stations, not more than four of which are in the same service,

      -- In a market with more than 14 but less than 30 commercial radio stations, an entity may own up to six commercial radio stations, not more than four of which are in the same service, and

      -- In a market with 14 or fewer commercial radio stations, an entity may own up to five commercial radio stations, not more than three of which are in the same service, except that an entity may not own more than 50% of the stations in such market.

     None of these multiple ownership rules requires any change in Citadel Communications' current ownership of radio broadcast stations. However, these rules will limit the number of additional stations which Citadel Communications may acquire in the future in certain of its markets.

     Because of these multiple and cross-ownership rules, a purchaser of voting stock of either Citadel Communications or Citadel Broadcasting which acquires an attributable interest in Citadel Communications or Citadel Broadcasting may violate the FCC's rule if it also has an attributable interest in other television or radio stations, or in daily newspapers, depending on the number and location of those radio or television stations or daily newspapers. Such a purchaser also may be restricted in the companies in which it may invest, to the extent that these investments give rise to an attributable interest. If an attributable shareholder of Citadel Communications or Citadel Broadcasting violates any of these ownership rules, Citadel Communications or Citadel Broadcasting may be unable to obtain from the FCC one or more authorizations needed to conduct its radio station business and may be unable to obtain FCC consents for particular future acquisitions.

     The FCC generally applies its television/radio/newspaper cross-ownership rules and its broadcast multiple ownership rules by considering the attributable, or cognizable, interests held by a person or entity. A person or entity can have an interest in a radio station, television station or daily newspaper by being an officer, director, partner or shareholder of a company that owns that station or newspaper. Whether that interest is cognizable under the FCC's ownership rules is determined by the FCC's attribution rules. If an interest is attributable, the FCC treats the person or entity who holds that interest as the owner of the radio station, television station or daily newspaper in question, and therefore subject to the FCC's ownership rules.

     With respect to a corporation, officers and directors and persons or entities that directly or indirectly can vote 5% or more of the corporation's stock, or 10% or more of the corporation's stock in the case of insurance companies, investment companies, bank trust departments and certain other passive investors that hold the stock for investment purposes only, generally are attributed with ownership of whatever radio stations, television stations and daily newspapers the corporation owns.

     With respect to a partnership, the interest of a general partner is attributable, as is the interest of any limited partner who is materially involved in the media-related activities of the partnership. Debt instruments, nonvoting stock, options and warrants for voting stock that have not yet been exercised, limited partnership interests where the limited partner is not materially involved in the media-related activities of the partnership, and minority (under 5%) voting stock, generally do not subject their holders to attribution. However, the FCC is currently reviewing its rules on attribution of broadcast interests, and it may adopt stricter criteria. See the discussion below under the heading "Proposed Changes."

     In addition, the FCC has a cross-interest policy that under certain circumstances could prohibit a person or entity with an attributable interest in a broadcast station or daily newspaper from having a meaningful nonattributable interest in another broadcast station or daily newspaper in the same local market. Among other things, meaningful interests could include significant equity interests, including non-voting stock, voting stock and limited partnership interests, and significant employment positions. This policy may limit the permissible investments a purchaser of Citadel Communications' or Citadel Broadcasting's voting stock may make or hold.

     The FCC has also been more aggressive in examining issues of market revenue share concentration when considering radio station acquisitions. The FCC has delayed its approval of several pending radio station purchases by various parties because of market concentration concerns. Moreover, the FCC has recently followed an informal policy of giving specific public notice of its intention to conduct additional ownership concentration analyses and soliciting public comment on the issue of concentration and its effect on competition and diversity in connection with applications for consent to radio station acquisitions, where the proposed transaction would result in one broadcaster controlling at least half of all radio advertising revenue in a market, or two broadcasters controlling 70% or more of market revenue. This policy has resulted in significant delays in action on FCC assignment and transfer applications and has the potential to result in an attempt by the FCC to set applications for hearing, prevent completion of transactions or negotiate modifications to the proposed terms. For a discussion of the effects of this policy on some of our pending transactions, see the "Pending Transactions" section.

     Programming and Operation. The Communications Act requires broadcasters to serve the public interest. Since 1981, the FCC gradually has relaxed or eliminated many of the more formalized procedures it developed to promote the broadcast of types of programming responsive to the needs of a station's community of license. However, licensees continue to be required to present programming that is responsive to community problems, needs and interests and to maintain records demonstrating such responsiveness. Complaints from listeners concerning a station's programming will be considered by the FCC when it evaluates the licensee's renewal application, but such complaints may be filed and considered at any time.

     Stations also must pay regulatory and application fees and follow various FCC rules that regulate, among other things, political advertising, the broadcast of obscene or indecent programming, sponsorship identification and technical operations, including limits on radio frequency radiation. In addition, licensees must develop and implement programs designed to promote equal employment opportunities and must submit reports to the FCC on these matters annually and in connection with a renewal application. The broadcast of contests and lotteries also is regulated by FCC rules.

     Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of short (less than the maximum) renewal terms or, for particularly egregious violations, the denial of a license renewal application or the revocation of a license.

     In 1985, the FCC adopted rules regarding human exposures to levels of radio frequency radiation. These rules require applicants for new broadcast stations, renewals of broadcast licenses or modifications of existing licenses to inform the FCC at the time of filing such applications whether a new or existing broadcast facility would expose people to radio frequency radiation in excess of FCC guidelines. In August 1996, the FCC adopted more restrictive radiation limits. These limits became effective on September 1, 1997 and govern applications filed after that date. Citadel Communications anticipates that such regulations will not have a material effect on its business.

     Local Marketing Agreements. Over the past several years, a number of radio stations, including several of Citadel Communications' stations, have entered into what commonly are referred to as local marketing agreements or time brokerage agreements. These agreements take various forms. Separately-owned and licensed stations may agree to function cooperatively in terms of programming, advertising sales and other matters, subject to compliance with the antitrust laws and the FCC's rules and policies, including the requirement that the licensee of each station maintains independent control over the programming and other operations of its own station. The FCC has held that such agreements do not violate the Communications Act as long as the licensee of the station that is being substantially programmed by another entity maintains complete responsibility for, and control over, operations of its broadcast stations and otherwise ensures compliance with applicable FCC rules and policies. Presently, Citadel Communications operates only one station under a local marketing agreement.

     A station that brokers substantial time on another station in its market or engages in a local marketing agreement with a station in the same market will be considered to have an attributable ownership interest in the brokered station for purposes of the FCC's ownership rules discussed above under the heading "Ownership Matters." As a result, a broadcast station may not enter into a local marketing agreement that allows it to program more than 15% of the broadcast time, on a weekly basis, of another local station that it could not own under the FCC's local multiple ownership rules. FCC rules also prohibit the broadcast licensee from simulcasting more than 25% of its programming on another station in the same broadcast service (that is, AM-AM or FM-FM) where the two stations serve substantially the same geographic area, whether the licensee owns the stations or owns one and programs the other through a local marketing agreement arrangement.

     Another example of a cooperative agreement between separately owned radio stations in the same market is a joint sales agreement, whereby one station sells advertising time in combination, both on itself and on a station under separate ownership. In the past, the FCC has determined that issues of joint advertising sales should be left to antitrust enforcement. Currently, joint sales agreements are not considered by the FCC to be attributable. However, the FCC has outstanding a notice of proposed rulemaking, which, if adopted, would require Citadel Communications to terminate any joint sales agreement it might have with a radio station with which Citadel Communications could not have a local marketing agreement. Currently, no Citadel Communications groups would be affected.

     Proposed Changes. The FCC has pending a rulemaking proceeding designed to permit a thorough review of its broadcast media attribution rules. Among the changes the FCC is considering are the following:

      -- raising the basic benchmark for attributing ownership in a corporate licensee from 5% to 10% of the licensee's voting stock,

      -- increasing from 10% to 20% of the licensee's voting stock the attribution benchmark for passive investors in corporate licensees,

      -- restricting the availability of the attribution exemption when a single party controls more than 50% of the voting stock, and

      -- considering local marketing agreements, joint sales agreements, debt and non-voting stock interests to be attributable under certain circumstances.

     We cannot predict with certainty when this proceeding will be concluded or what effect, if any, this proposed rulemaking will have on Citadel Communications. However, if the FCC changes its rules so that certain cross-interests arising from non-voting stock ownership would be counted as attributable ownership interests, the interests of ABRY Broadcast Partners II, L.P., a significant stockholder of Citadel Communications, could be attributed to Citadel Communications. This attribution could preclude Citadel Communications from acquiring stations in markets where ABRY Broadcast Partners II, L.P. already has attributable broadcast interests.

     Congress and the FCC from time to time have under consideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of Citadel Communications' radio stations, result in the loss of audience share and advertising revenue for Citadel Communications' radio stations, and affect the ability of Citadel Communications to acquire additional radio stations or finance such acquisitions. Such matters include:

      -- proposals to impose spectrum use or other fees on FCC licensees, the FCC's equal employment opportunity rules and matters relating to political broadcasting,

      --  technical and frequency allocation matters,

      -- proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages on radio,

      -- changes in the FCC's cross-interest, multiple ownership and cross-ownership policies,

      --  changes to broadcast technical requirements,

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

      -- proposals to allow telephone or cable television companies to deliver audio and video programming to the home through existing phone or other communication lines,

      -- proposals to limit the tax deductibility of advertising expenses by advertisers, and

      -- proposals to auction the right to use the radio broadcast spectrum to the highest bidder, instead of granting FCC licenses and subsequent license renewals without such bidding.

     In January 1995, the FCC adopted rules to allocate spectrum for satellite digital audio radio service. Satellite digital audio radio service systems potentially could provide for regional or nationwide distribution of radio programming with fidelity comparable to compact discs. The FCC has issued two authorizations to launch and operate satellite digital audio radio service. The FCC also has undertaken an inquiry into the terrestrial broadcast of digital audio radio service signals, addressing, among other things, the need for spectrum outside the existing FM band and the role of existing broadcasters.

     In January 1999, the FCC proposed to license new 1000 watt and 100 watt low-power FM radio stations, and also sought comment on establishing a third microradio class at power levels from one to ten watts. The comment period in that proceeding will close in July 1999. In addition, the FCC has authorized an additional 100 kHz of bandwidth for the AM band and on March 17, 1997, adopted an allotment plan for the expanded band which identified the 88 AM radio stations selected to move into the band. At the end of a five-year transition period, those licensees will be required to return to the FCC either the license for their existing AM band station or the license for the expanded AM band station.

     Citadel Communications cannot predict whether any proposed changes will be adopted or what other matters might be considered in the future, nor can it judge in advance what impact, if any, the implementation of any of these proposals or changes might have on its business.

     The foregoing is a brief summary of certain provisions of the Communications Act and of specific FCC rules and policies. This description does not purport to be comprehensive and reference should be made to the Communications Act, the FCC's rules and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of radio broadcast stations.

     Federal Antitrust Considerations. The Federal Trade Commission and the United States Department of Justice, which evaluate transactions to determine whether those transactions should be challenged under the federal antitrust laws, have been increasingly active recently in their review of radio station acquisitions, particularly where an operator proposes to acquire additional stations in its existing markets.

     For an acquisition meeting certain size thresholds, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to in this prospectus as the Hart-Scott-Rodino Act, and the rules promulgated thereunder, require the parties to file Notification and Report Forms with the Federal Trade Commission and the Department of Justice and to observe specified waiting period requirements before consummating the acquisition. During the initial 30-day period after the filing, the agencies decide which of them will investigate the transaction. If the investigating agency determines that the transaction does not raise significant antitrust issues, then it will either terminate the waiting period or allow it to expire after the initial 30 days. On the other hand, if the agency

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

determines that the transaction requires a more detailed investigation, then, at the conclusion of the initial 30-day period, it will issue a formal request for additional information. The issuance of a formal request extends the waiting period until the 20th calendar day after the date of substantial compliance by all parties to the acquisition. Thereafter, such waiting period may only be extended by court order or with the consent of the parties. In practice, complying with a formal request can take a significant amount of time. In addition, if the investigating agency raises substantive issues in connection with a proposed transaction, then the parties frequently engage in lengthy discussions or negotiations with the investigating agency concerning possible means of addressing those issues, including but not limited to persuading the agency that the proposed acquisition would not violate the antitrust laws, restructuring the proposed acquisition, divestiture of other assets of one or more parties, or abandonment of the transaction. Such discussions and negotiations can be time consuming, and the parties may agree to delay completion of the acquisition during their pendency.

     At any time before or after the completion of a proposed acquisition, the Federal Trade Commission or the Department of Justice could take such action under the antitrust laws as it considers necessary or desirable in the public interest, including seeking to enjoin the acquisition or seeking divestiture of the business acquired or other assets of Citadel Communications. Acquisitions that are not required to be reported under the Hart-Scott-Rodino Act may be investigated by the Federal Trade Commission or the Department of Justice under the antitrust laws before or after completion. In addition, private parties may under certain circumstances bring legal action to challenge an acquisition under the antitrust laws.

     Citadel Communications has received early termination of the applicable waiting period under the Hart-Scott-Rodino Act for the pending acquisition of stations in Charleston, South Carolina, Binghamton, New York and Muncie and Kokomo, Indiana and is awaiting termination of the applicable waiting period for its acquisition of stations in Portsmouth/ Dover/Rochester, New Hampshire and Portland, Maine and its sale of stations in Eugene and Medford, Oregon, Tri-Cities, Washington, Billings, Montana and Johnstown and State College, Pennsylvania. In March 1999, Citadel Communications received a request for additional information and documents from the Department of Justice relating, Citadel Communications believes, to stations in Billings. As discussed above, this request extends the waiting period under the Hart-Scott-Rodino Act for a period of 20 days after receipt by the Department of Justice of the information and documents requested from all parties from whom such information and documents have been requested.

     As part of its increased scrutiny of radio station acquisitions, the Department of Justice has stated publicly that it believes that commencement of operations under local marketing agreements, joint sales agreements and other similar agreements customarily entered into in connection with radio station transfers prior to the expiration of the waiting period under the Hart-Scott-Rodino Act could violate the Hart-Scott-Rodino Act. In connection with acquisitions subject to the waiting period under the Hart-Scott-Rodino Act, Citadel Communications will not commence operation of any affected station to be acquired under a local marketing agreement or similar agreement until the waiting period has expired or been terminated.

     Citadel Communications has received civil investigative demands from the Antitrust Division of the Department of Justice. One demand addresses Citadel Communications' acquisition of KRST-FM in Albuquerque, New Mexico, and the other investigation addressed

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

Citadel Communications' joint sales agreement relating to stations in Spokane, Washington and Colorado Springs, Colorado. Citadel Communications has reached an agreement with the Department of Justice and the other interested party concerning this Spokane/Colorado Springs investigation, and the joint sales agreement has been terminated. See the discussion below under the heading "Legal Proceedings."

TRADEMARKS

     Citadel Communications owns a number of trademarks and service marks, including the federally registered marks Cat Country, Supertalk and the Cat Country logo. Citadel Communications also owns a number of marks registered in various states. Citadel Communications considers such trademarks and service marks to be important to its business. See the discussion above under the heading "Operating Strategy" and the subheading "Targeted Programming."

EMPLOYEES

     At May 24, 1999, Citadel Communications employed approximately 1,768 persons. None of these employees are covered by collective bargaining agreements, and Citadel Communications considers its relations with its employees to be good.

     Citadel Communications employs several on-air personalities with large loyal audiences in their respective markets. Citadel Communications generally enters into employment agreements with these personalities to protect its interests in those relationships that it believes to be valuable. The loss of one of these personalities could result in a short-term loss of audience share, but Citadel Communications does not believe that any such loss would have a material adverse effect on Citadel Communications' financial condition or results of operations.

PROPERTIES AND FACILITIES

     The types of properties required to support each of Citadel Communications' radio stations include offices, studios, transmitter sites and antenna sites. A station's studios are generally housed with its offices in business districts. The transmitter sites and antenna sites are generally located so as to provide maximum market coverage.

     Citadel Communications currently owns studio facilities in Spokane, Washington; Billings, Montana; Tri-Cities, Washington; East Providence, Rhode Island; Little Rock, Arkansas; Boise, Idaho; Patton Township (State College), Lower Yoder Township (Johnstown), South Middleton Township (Harrisburg/Carlisle), Williams Township (Allentown) and Tunkhannock (Wilkes-Barre/Scranton), Pennsylvania; Carrollton Township (Saginaw), Michigan; and St. Landry Parish (Lafayette), Louisiana. Citadel Communications owns transmitter and antenna sites in Reno, Nevada; Salt Lake City, Utah; Spokane and Tri-Cities, Washington; Tracy (Modesto), California; Billings, Montana; Santa Fe and Albuquerque, New Mexico; Medford, Oregon; East Providence and Johnston, Rhode Island; Little Rock, Arkansas; Patton Township (State College), Croyle Township (Johnstown), Mt. Joy Township (Harrisburg/York), Middlesex Township (Harrisburg/Carlisle), Williams Township and Salisbury Township (Allentown), and Hanover Township, Plymouth Township, Carbondale and Tunkhannock (Wilkes-Barre/Scranton), Pennsylvania; Carrollton Township and Blumfield Township (Saginaw) and Mt. Forest Township (Bay City), Michigan; East Feliciana Parish

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

and Livingston Parish (Baton Rouge) and St. Landry Parish (Lafayette), Louisiana; and Black Forest, Colorado (Colorado Springs). Citadel Communications expects to acquire additional real estate and to dispose of certain real estate in connection with its pending transactions. Citadel Communications leases its remaining studio and office facilities, including office space in Las Vegas, Nevada and Pittsburgh, Pennsylvania which is not related to the operations of a particular station, and it leases its remaining transmitter and antenna sites. Citadel Communications does not anticipate any difficulties in renewing any facility leases or in leasing alternative or additional space, if required. Citadel Communications owns substantially all of its other equipment, consisting principally of transmitting antennae, transmitters, studio equipment and general office equipment.

     No one property is material to Citadel Communications' operations. Citadel Communications believes that its properties are generally in good condition and suitable for its operations. However, Citadel Communications continually looks for opportunities to upgrade its properties and intends to upgrade studios, office space and transmission facilities in several markets.

     Substantially all of Citadel Communications' properties and equipment serve as collateral for Citadel Broadcasting's obligations under its credit facility. See the "Description of Indebtedness" section under the heading "Existing Loan Agreement."

LEGAL PROCEEDINGS

     Citadel Communications currently and from time to time is involved in litigation incidental to the conduct of its business, but it is not a party to any lawsuit or proceeding which, in the opinion of Citadel Communications, is likely to have a material adverse effect on Citadel Communications.

     Citadel Communications received civil investigative demands from the Department of Justice pursuant to which the Department of Justice requested information from Citadel Communications to determine whether Citadel Communications violated particular antitrust laws. One investigative demand was issued on September 27, 1996 and concerns Citadel Communications' acquisition of all of the assets of KRST-FM in Albuquerque, New Mexico on October 9, 1996. The demand requested written answers to interrogatories and the production of documents concerning the radio station market in Albuquerque, in general, and the KRST acquisition, in particular, to enable the Department of Justice to determine, among other things, whether the KRST acquisition would result in excessive concentration in the market. Citadel Communications responded to the demand. The Department of Justice requested supplemental information on January 27, 1997, to which Citadel Communications also responded. This matter remains open. If the Department of Justice were to proceed with and successfully challenge the KRST acquisition, Citadel Communications may be required to divest one or more radio stations in Albuquerque.

     Another investigation was initiated on October 9, 1996 and concerned Citadel Communications' now-terminated joint sales agreement relating to a total of eight radio stations in Spokane, Washington and Colorado Springs, Colorado. Pursuant to the investigation, the Department of Justice requested information to determine whether the joint sales agreement constituted a de facto merger, resulting in a combination or contract in restraint of trade. Citadel Communications and the other interested party reached an agreement with the Department of Justice to drop its investigation. On April 28, 1999, the

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Department of Justice filed a lawsuit in the United States District Court for the District of Columbia against Citadel Communications and Triathlon Broadcasting Company alleging that they eliminated price competition between their radio stations. A proposed final judgment, the terms of which were stipulated by the parties, was also filed with the court on April 28, 1999. The proposed final judgment is expected to become final after the expiration of the 60-day comment period required by law. The proposed final judgment would:

      -- order Citadel Communications to terminate the joint sales agreement referenced above,

      -- prohibit Citadel Communications from acquiring any other radio stations that sell radio advertising time in either Colorado Springs or Spokane, unless Citadel Communications complies with the notice, additional information and waiting period requirements in the final judgment, and

      -- prohibit Citadel Communications from entering into any joint sales agreement or any other cooperative selling arrangement with any other operator of radio stations that sells or helps to sell advertising time in either Colorado Springs or Spokane, unless Citadel Communications complies with the notice, additional information and waiting period requirements in the final judgment.

The joint sales agreement was terminated on April 30, 1999.

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

                              PENDING TRANSACTIONS

     There are several transactions currently pending which, if completed, would result in Citadel Communications purchasing 20 FM and seven AM radio stations and selling 18 FM and seven AM radio stations.

THE CHARLESTON/BINGHAMTON/MUNCIE/KOKOMO ACQUISITION.

     WSSX-FM, WWWZ-FM, WMGL-FM, WSUY-FM, WNKT-FM, WTMA-AM, WTMZ-AM and WXTC-AM, Charleston, South Carolina, WHWK-FM, WYOS-FM, WAAL-FM, WNBF-AM and WKOP-AM, Binghamton, New York, WMDH-FM and WMDH-AM, Muncie, Indiana and WWKI-FM, Kokomo, Indiana. On November 23, 1998, Citadel Communications entered into an asset purchase agreement with Wicks Broadcast Group Limited Partnership and related entities to acquire substantially all of the assets of Wicks' 10 FM and six AM radio stations serving the Charleston, South Carolina, Binghamton, New York, Muncie, Indiana and Kokomo, Indiana markets for an aggregate purchase price of approximately $77.0 million in cash. Citadel Communications has delivered an irrevocable letter of credit in favor of the sellers, issued by BankBoston, N.A., in the amount of $5.0 million to secure Citadel Communications' obligations under the asset purchase agreement.

     The asset purchase agreement contains customary representations and warranties of the parties, and completion of the acquisition of the stations is subject to conditions including (1) the receipt of FCC consent to the assignment of the station licenses to Citadel Communications, (2) the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Act, and (3) the receipt of consents to the assignment to Citadel Communications of certain contracts relating to the stations. An application seeking FCC approval was filed with the FCC on December 2, 1998. A petition to deny the application was filed in February 1999 by a Binghamton radio broadcasting competitor. Action on the FCC assignment application has been delayed by the filing of this petition and the FCC's analysis of market revenue share issues in Binghamton. Citadel Communications received early termination of the applicable Hart-Scott-Rodino Act waiting period on December 18, 1998. Citadel Communications does not own any other radio stations in these markets.

THE MARATHON DISPOSITION.

     KKTT-FM, KEHK-FM and KUGN-AM, Eugene, Oregon, KAKT-FM, KBOY-FM, KCMX-FM, KTMT-FM, KCMX-AM and KTMT-AM, Medford, Oregon, KEYW-FM, KORD-FM, KXRX-FM, KTHK-FM and KFLD-AM, Tri-Cities, Washington, KCTR-FM, KKBR-FM, KBBB-FM, KMHK-FM and KBUL-AM, Billings, Montana, WQKK-FM and WGLU-FM, Johnstown, Pennsylvania and WQWK-FM, WNCL-FM, WRSC-AM and WBLF-AM, State College, Pennsylvania. On January 13, 1999, Citadel Communications entered into an asset purchase agreement with Marathon Media, L.P. under which Marathon has agreed to acquire substantially all of the assets of Citadel Communications' 18 FM radio stations and 7 AM radio stations serving the Eugene, Oregon, Medford, Oregon, Tri-Cities, Washington, Billings, Montana, Johnstown, Pennsylvania and State College, Pennsylvania markets for an aggregate purchase price of approximately $26.0 million, consisting of $25.5 million in cash and a $0.5 million promissory note. Of the cash portion, $1.0 million has been deposited into escrow to secure Marathon's obligations under the asset purchase agreement. The promissory note will not bear interest unless a payment default occurs, and the principal is to be paid in $0.1 million installments on each of the first through fifth anniversaries of the closing of the transaction. The note will also provide for a mandatory prepayment upon the occurrence of certain events and will permit optional prepayment.

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

     The asset purchase agreement contains customary representations and warranties of the parties, and consummation of the acquisition of the stations is subject to conditions including (1) the receipt of FCC consent to the assignment of the station licenses to Marathon, (2) the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Act and (3) the receipt of consents to the assignment to Marathon of certain contracts relating to the stations. An application seeking FCC approval was filed with the FCC on February 8, 1999. In March 1999, Citadel Communications received a request for additional information and documents from the Department of Justice. Under the applicable rules, this request extends the waiting period under the Hart-Scott-Rodino Act for a period of 20 days after receipt by the Department of Justice of the information and documents requested from all parties from whom such information and documents have been requested. In April 1999, the Department of Justice filed a comment in response to the FCC's public notice requesting comments on the transfer of the licenses for Citadel Communications' Billings stations to Marathon. In its comment, the Department of Justice asserts that the proposed transfer raises substantial and material issues of fact as to whether the transaction is anticompetitive. Action on the FCC application will likely be delayed by the filing of these comments and the FCC's analysis of ownership concentration in Billings. For a discussion of the effects that this may have on the closing of the transaction, see the "Business" Section under the heading "Ownership Matters." Citadel Communications does not own any other radio stations serving these markets.

PORTSMOUTH/DOVER/ROCHESTER AND PORTLAND ACQUISITION.

     WOKQ-FM, WPKQ-FM, WXBB-FM and WXBP-FM, Portsmouth/Dover/Rochester, New Hampshire and WBLM-FM, WCYI-FM, WCYY-FM, WHOM-FM, WJBQ-FM, and WCLZ-FM, Portland, Maine. On April 30, 1999, Citadel Communications entered into stock purchase agreements with each of the two stockholders of Fuller-Jeffrey Broadcasting Companies, Inc. under which Citadel Communications has agreed to purchase all of the issued and outstanding shares of capital stock of Fuller-Jeffrey. The aggregate purchase price is approximately $65.3 million, which includes the repayment or assumption of certain outstanding debt of Fuller-Jeffrey and approximately $1.8 million in payments related to a consulting and noncompetition agreement to be entered into in connection with the acquisition. Citadel Communications has caused to be delivered to the stockholders of Fuller-Jeffrey irrevocable letters of credit in favor of these stockholders, issued by BankBoston, N.A., in the aggregate amount of $6.5 million to secure Citadel Communications' obligations under the purchase agreements. At the time of the closing of these transactions, Fuller-Jeffrey will be, directly or indirectly through its wholly-owned subsidiaries, the licensee of and the owner and operator of 10 FM radio stations serving the Portsmouth/Dover/Rochester, New Hampshire and Portland, Maine markets.

     The stock purchase agreements contain customary representations and warranties of the parties, and consummation of the transaction is subject to conditions including (1) the receipt of FCC consent to the transfer of control of the station licenses to Citadel Communications, (2) the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Act and (3) the receipt of consents to the change of control under certain contracts to which Fuller-Jeffrey or its wholly-owned subsidiaries are a party. An application seeking FCC approval was filed with the FCC on May 5, 1999. Citadel Communications anticipates that if the acquisition of Fuller-Jeffrey closes, it will close in the third quarter of 1999. At the closing, Citadel Communications expects to enter into a seven-year consulting and noncompetition agreement with one of the stockholders of Fuller-Jeffrey. Immediately after closing, Fuller-Jeffrey and its wholly-owned subsidiaries will be merged into Citadel

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

Broadcasting. Citadel Communications does not own any other radio stations serving these markets.

THE WILKES-BARRE/SCRANTON ACQUISITION.

     WKQV-AM, Wilkes-Barre/Scranton, Pennsylvania. On January 11, 1999, Citadel Communications entered into an asset purchase agreement with Robert C. Cordaro, Inc. under which Citadel Communications agreed to acquire certain assets used in the operation of radio station WKQV-AM serving the Wilkes-Barre/Scranton market for a purchase price of approximately $0.4 million. Citadel Communications has operated WKQV-AM under a joint sales agreement since July 1997.

     The asset purchase agreement contains customary representations and warranties of the paries, and completion of the acquisition is subject to conditions including (1) the receipt of FCC consent to the assignment of the station license to Citadel Communications and (2) the receipt of consents to the assignment to Citadel Communications of certain contracts relating to the station. An application seeking FCC approval was filed with the FCC on January 19, 1999, and a grant of the application was received on March 8, 1999. Closing of this transaction has been delayed because of an unresolved real estate issue. If this transaction is completed, Citadel Communications will own seven FM and five AM radio stations in Wilkes-Barre/Scranton.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names, ages and positions of the directors and executive officers of Citadel Communications:

           NAME              AGE                    POSITION
           ----              ---                    --------
Lawrence R. Wilson.........   54  Chief Executive Officer, Chairman and
                                  President
Donna L. Heffner...........   40  Vice President, Chief Financial Officer and
                                  Secretary
D. Robert Proffitt.........   47  Vice President
Stuart R. Stanek...........   43  Vice President
Peter J. Benedetti.........   35  Vice President
Edward T. Hardy............   50  Vice President
Patricia Diaz Dennis.......   52  Director
Ike Kalangis...............   62  Director
Ted L. Snider, Sr..........   70  Director
John E. von Schlegell......   45  Director

     Lawrence R. Wilson co-founded and was a general partner of Citadel Communications' predecessor, Citadel Associates Limited Partnership and Citadel Associates Montana Limited Partnership, from 1984 to July 1992 and has been the Chief Executive Officer, President and Chairman of Citadel Communications since it was incorporated in 1993 and Chief Executive Officer and Chairman of the Board of Citadel Broadcasting since it was incorporated in 1991. Mr. Wilson also served as President of Citadel Broadcasting from 1991 to October 1998. From 1974 to 1979, Mr. Wilson was Executive Vice President and General Counsel of Combined Communications Corporation, a national media company, where he handled all acquisitions and mergers and oversaw the broadcast, newspaper and outdoor billboard divisions as a part of a five person management committee. From 1979 to 1986, he was engaged in the private practice of law.

     Donna L. Heffner joined Citadel Associates Limited Partnership and Citadel Associates Montana Limited Partnership in 1988 as Controller. Ms. Heffner has served as Secretary of Citadel Communications since it was incorporated in 1993 and of Citadel Broadcasting since it was incorporated in 1991. She has served as Chief Financial Officer of Citadel Communications and Citadel Broadcasting since 1993 and 1992, respectively. In January 1997, Ms. Heffner became Vice President of Citadel Communications and Citadel Broadcasting. Ms. Heffner also served as Treasurer of Citadel Communications from 1993 to 1999 and as a director of Citadel Communications for several months in 1993. She served as Treasurer of Citadel Broadcasting from 1991 to 1999 and as a director of Citadel Broadcasting from 1992 to 1993. From 1982 to 1985 and in 1987, she was employed by Price Waterhouse, and in 1986, she was employed by Lowrimore, Warwick & Company as an accountant.

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

     D. Robert Proffitt joined Citadel Associates Limited Partnership and Citadel Associates Montana Limited Partnership in 1988 as Vice
President -- General Manager of KKFM-FM in Colorado Springs. In 1991, he was appointed Vice President of Citadel Broadcasting, and in 1993, he was appointed Vice President of Citadel Communications, Mr. Proffitt took over as General Manager of Citadel Communications' Albuquerque operations in 1994. Mr. Proffitt served as President of Central Region for Citadel Broadcasting from June 1997 to October 1998, and he became President and Chief Operating Officer of Citadel Broadcasting in October 1998.

     Stuart R. Stanek joined Citadel Associates Limited Partnership and Citadel Associates Montana Limited Partnership in 1986 as a General Manager of KKFM-FM in Colorado Springs. In 1988, he became General Manager of KBEE-AM/KUBL-FM in Salt Lake City, in 1991, he was appointed Vice President of Citadel Broadcasting, in 1992 he was elected to the Board of Directors of Citadel Broadcasting and in 1993, he was appointed Vice President and elected to the Board of Directors of Citadel Communications. He served as a Director of Citadel Communications and Citadel Broadcasting until August 1996. Mr. Stanek became President of East Region for Citadel Broadcasting in June 1997.

     Peter J. Benedetti joined Citadel Communications in April 1995 as Sales Manager for KMGA-FM in Albuquerque and also became Sales Manager for KHFM-FM in Albuquerque upon Citadel Communications' acquisition of that station in June 1996. From January 1997 to July 1997, Mr. Benedetti was Director of Sales of Citadel Communications' Salt Lake City radio station group, and from July 1997 to October 1998, he served as Vice President and General Manager of that radio station group. In October 1998 Mr. Benedetti became Vice President of Citadel Communications and Vice President and President of the Central Region for Citadel Broadcasting. Prior to joining Citadel Communications, he served as an account executive for Jacor Communications' KBPI-FM in Denver, Colorado. Mr. Benedetti currently serves on the Board of Directors of the Utah Broadcasters Association and the Salt Lake City Radio Broadcasters Association.

     Edward T. Hardy founded and was elected President and Chief Executive Officer of Deschutes River Broadcasting, Inc. in 1994. Mr. Hardy joined Citadel Communications in January 1997 as President of Deschutes following Citadel Communications' acquisition of Deschutes. Mr. Hardy became President of West Region for Citadel Broadcasting and Vice President of Citadel Communications and Citadel Broadcasting in June 1997 when Deschutes was merged with and into Citadel Broadcasting. From 1984 to 1993, Mr. Hardy was Vice President -- General Manager of KUPL AM/FM in Portland, Oregon.

     Patricia Diaz Dennis became a director of Citadel Communications and Citadel Broadcasting in November 1997. Since November 1998, Ms. Dennis serves as Senior Vice President -- Regulatory and Public Affairs of SBC Communications Inc., a company which provides telecommunications products and services, and from September 1995, she served as Senior Vice President and Assistant General Counsel for regulation and public policy of SBC Communications Inc. From March 1993 until joining SBC Communications Inc., Ms. Dennis served as special counsel for communications matters for the law firm of Sullivan & Cromwell. Ms. Dennis served as a commissioner of the FCC from June 1986 to September 1989 and as Assistant Secretary of State for Human Rights and Humanitarian Affairs in the United States Department of State from August 1992 to January 1993. Ms. Dennis also serves as director for various entities, including Massachusetts Mutual Life Insurance Company and National Public Radio.

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

     Ike Kalangis became a director of Citadel Communications and Citadel Broadcasting in May 1999. Mr. Kalangis has over 30 years' experience in the banking industry, most recently, from 1989 until his retirement in 1997, as Chairman, President and Chief Executive Officer of Boatman's Sunwest, Inc., a bank holding company with community banks in New Mexico and Texas, which is now a part of Bank of America.

     Ted L. Snider, Sr. became a director of Citadel Communications and Citadel Broadcasting in November 1997 following Citadel Communications' October 1997 acquisition of Snider Corporation. Mr. Snider had been Chairman of Snider Corporation since its incorporation in 1971. Snider Corporation owned two FM and two AM radio stations, the right to construct an additional FM radio station and the Arkansas Radio Network.

     John E. von Schlegell has served as a member of the Board of Directors of Citadel Communications and Citadel Broadcasting since January 1997. He co-founded and, since 1991, has managed, Endeavour Capital Fund Limited Partnership, a firm that invests equity capital in privately held businesses throughout the northwest. Prior to 1991, Mr. von Schlegell was a general partner at Golder, Thoma & Cressey, a private equity firm based in Chicago.

BOARD COMPOSITION

     Four of the five persons presently constituting the Board of Directors of Citadel Communications were elected under the terms of a Fourth Amended and Restated Voting Agreement dated as of October 15, 1997, by and among Citadel Communications, the voting trustee under the Amended and Restated Voting Trust Agreement dated October 15, 1997 and certain other stockholders of Citadel Communications. In connection with Citadel Communications' initial public offering, the Fourth Amended and Restated Voting Agreement and a related stockholders agreement among Citadel Communications and certain of its stockholders were terminated. The Amended and Restated Voting Trust Agreement will continue in effect until terminated in accordance with its terms.

     Each director of Citadel Communications holds office until the next annual meeting of stockholders and until his or her successor has been elected and qualified. Officers are elected by the Board of Directors and serve at its discretion.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to the compensation paid to Citadel Communications' Chief Executive Officer and each of the other four most highly compensated executive officers of Citadel Communications during 1998. Information with respect to 1996 compensation is not given for Mr. Proffitt as he did not begin service as an executive officer of Citadel Communications until 1997. Information with respect to 1996 and 1997 compensation is not given for Mr. Benedetti as he did not begin service as an executive officer of Citadel Communications until 1998.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM
                                            ANNUAL COMPENSATION            COMPENSATION
                                   -------------------------------------   ------------
                                                                            SECURITIES
NAME AND                                                  OTHER ANNUAL      UNDERLYING     ALL OTHER
PRINCIPAL POSITION          YEAR    SALARY     BONUS     COMPENSATION(1)     OPTIONS      COMPENSATION
------------------          ----   --------   --------   ---------------   ------------   ------------
Lawrence R. Wilson........  1998   $358,319   $214,370(2)       - 0 -          60,000        $3,046(3)
  Chairman, Chief           1997    341,256    120,000(4)       - 0 -           - 0 -         3,278(3)
  Executive and President   1996    325,000     81,250(5)    $412,041(6)      450,000         2,786(3)
Donna L. Heffner..........  1998   $175,000   $ 80,000(2)       - 0 -          12,000        $4,537(7)
  Vice President and        1997    140,535     50,000(4)       - 0 -           - 0 -         3,086(7)
  Chief Financial Officer   1996    120,000     20,000(5)       - 0 -          66,000         2,505(7)
D. Robert Proffitt........  1998   $200,000   $ 40,000(2)       - 0 -          12,000        $3,161(8)
  Vice President            1997    192,211     15,000(4)       - 0 -             -0-         2,541(8)
Stuart R. Stanek..........  1998   $210,000   $ 50,000(2)       - 0 -          12,000        $2,635(9)
  Vice President            1997    190,007     30,000(4)       - 0 -           - 0 -         2,529(9)
                            1996    165,000     35,000(5)       - 0 -          72,000         2,553(9)
Peter J. Benedetti........  1998   $150,000   $ 65,000(2)       - 0 -          21,005        $2,093(10)
  Vice President

---------------

 (1) In accordance with applicable regulations, the amounts set forth in this column do not include perquisites and other personal benefits received by the executive officers unless the aggregate value of such perquisites and other benefits exceeded the lesser of $50,000 or 10% of the total salary and bonus reported for the executive officer.

 (2) Bonuses were earned in 1998 and paid in 1998 or will be paid in 1999. Does not reflect bonuses earned in 1997 but paid in 1998.

 (3) Represents Citadel Communications' contribution of $2,986, $3,200 and $2,708 in 1998, 1997 and 1996, respectively, to Citadel Communications' 401(k) Plan, which contributions vest over five years, and Citadel Communications' payment of $60 in 1998 and $78 in each of 1997 and 1996 of premiums for term life insurance.

 (4) Bonuses were earned in 1997 and paid in 1997 and 1998. Does not reflect bonuses earned in 1996 but paid in 1997.

 (5) Bonuses were earned in 1996, but paid in 1997. Does not reflect bonuses earned in 1995 but paid in 1996.

 (6) Represents $3,404 for personal use of company-provided vehicle and for goods and services received through Citadel Communications' trade agreements, and the forgiveness of $408,637 of indebtedness in 1996.

 (7) Represents Citadel Communications' contribution of $4,477, $3,008 and $2,427 in 1998, 1997 and 1996, respectively, to Citadel Communications' 401(k) Plan, which contributions vest over five years, and Citadel Communications' payment of $60 in 1998 and $78 in each of 1997 and 1996 of premiums for term life insurance.

 (8) Represents Citadel Communications' contribution of $3,101 and $2,463 in 1998 and 1997, respectively, to Citadel Communications' 401(k) Plan, which contribution vests over five years, and Citadel Communications' payment of $60 in 1998 and $78 in 1997 of premiums for term life insurance.

 (9) Represents Citadel Communications' contribution of $2,575, $2,451 and $2,475 in 1998, 1997 and 1996, respectively, to Citadel Communications' 401(k) Plan, which contributions vest over five years, and Citadel Communications' payment of $60 in 1998 and $78 in each of 1997 and 1996 of premiums for term life insurance.

(10) Represents Citadel Communications' contribution of $2,033 to Citadel Communications' 401(k) Plan, which contribution vests over five years, and Citadel Communications' payment of $60 of premiums for term life insurance.

     The following table summarizes individual grants of options to purchase shares of common stock of Citadel Communications to the executive officers listed in the Summary Compensation Table during the year ended December 31, 1998:

                         OPTIONS GRANTED IN FISCAL 1998

                                       PERCENT
                         NUMBER OF     OF TOTAL    EXERCISE    MARKET                    POTENTIAL REALIZABLE VALUE AT
                         SECURITIES    OPTIONS        OR        PRICE                     ASSUMED RATES OF STOCK PRICE
                         UNDERLYING   GRANTED TO     BASE      ON DATE                  APPRECIATION FOR OPTION TERM(2)
                          OPTIONS     EMPLOYEES     PRICE     OF GRANT    EXPIRATION   ----------------------------------
NAME                      GRANTED      IN 1998      ($/SH)    ($/SH)(1)      DATE       0%($)       5%($)        10%($)
----                     ----------   ----------   --------   ---------   ----------   --------   ----------   ----------
Lawrence R. Wilson(3)      60,000        29.4%      $16.00     $25.813     9/09/08     $588,780   $1,562,820   $3,057,120
Donna L. Heffner(3)        12,000         5.9        16.00      25.813     9/09/08      117,756      312,564      611,424
D. Robert Proffitt(3)      12,000         5.9        16.00      25.813     9/09/08      117,756      312,564      611,424
Stuart R. Stanek(3)        12,000         5.9        16.00      25.813     9/09/08      117,756      312,564      611,424
Peter J. Benedetti(3)      16,005         7.8        16.00      16.000     6/30/08        - 0 -      161,042      408,128
Peter J. Benedetti(3)       5,000         2.5        16.00      25.813     9/09/08       49,065      130,235      254,760

---------------

(1) For options granted on September 9, 1998, the indicated market price on the date of the grant was the closing market price of the common stock. For the option granted on June 30, 1998, the indicated market price on the date of the grant was the initial public offering price in Citadel Communications' initial public offering.

(2) The potential realizable value is based on the term of the option at the time of grant, which is ten years for each of the options set forth in the table. An assumed stock price appreciation of 0%, 5% and 10% is used pursuant to rules promulgated by the Securities and Exchange Commission. The potential realizable value is calculated by assuming that the market price on the date of grant appreciates at the indicated rate, compounded annually, for the entire term of the option and that the option is exercised and sold on the last day of its term at this appreciated stock price. The potential realizable value is not intended to forecast the future appreciation of the common stock.

(3) Options vest 20% on each of the first through fifth anniversaries of the date of grant. Vesting accelerates in the event of a change in control of Citadel Communications, as provided for in the relevant option agreements.

     The following table shows the number and value of unexercised stock options to purchase shares of common stock of Citadel Communications (rounded to the nearest whole share) held by the executive officers listed in the Summary Compensation Table as of December 31, 1998. No options were exercised by these executive officers in 1998:

                         FISCAL YEAR END OPTION VALUES

                            NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                           UNDERLYING UNEXERCISED            IN-THE-MONEY
                                   OPTIONS                    OPTIONS(1)
                          -------------------------    -------------------------
                          EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
                          -------------------------    -------------------------
Lawrence R. Wilson(2)...       479,636/322,312           $10,982,914/$5,878,524
Donna L. Heffner........        139,243/79,811              3,283,559/1,604,401
D. Robert Proffitt......        106,420/77,606              2,469,932/1,532,262
Stuart R. Stanek........        140,827/83,207              3,315,737/1,678,070
Peter J. Benedetti......          1,800/28,205                   28,575/321,724

---------------
(1) These values have been calculated on the basis of the December 31, 1998 closing price per share of $25.875, less the applicable exercise price.

(2) Includes options held by Rio Bravo Enterprise Associates, L.P. Mr. Wilson owns all of the capital stock of Rio Bravo, Inc., the sole general partner of Rio Bravo Enterprise Associates, L.P.

EMPLOYMENT AGREEMENT

     In June 1996, Citadel Communications entered into an employment agreement with Lawrence R. Wilson which has an initial term ending in June 2001. Mr. Wilson's current annual base salary under the agreement is $376,234 which is to be increased by 5% in January of each year during the term of the agreement. The agreement also provides for an annual bonus calculated as a percentage of Mr. Wilson's base salary in effect at the end of the year and based on annual performance criteria of Citadel Communications.

     Mr. Wilson's employment with Citadel Communications will terminate upon Mr. Wilson's becoming permanently disabled or upon:

      --  a liquidation or dissolution of Citadel Communications,

      -- a sale, transfer or other disposition of all of the assets of Citadel Communications on a consolidated basis, or

      -- any transaction or series of transactions whereby any person or entity other than ABRY Broadcast Partners II, L.P. or its affiliates or affiliates of Citadel Communications, becomes the direct or indirect beneficial owner of securities of Citadel Communications or Citadel Broadcasting representing 50% or more of the combined voting power of Citadel Communications' or Citadel Broadcasting's then outstanding securities.

In such event, Mr. Wilson or his beneficiary will be entitled to receive Mr. Wilson's then base salary through the end of the month in which the termination occurs. In addition, upon the affirmative vote or written consent of not less than 66 2/3% of the members of the Citadel Communications Board of Directors, Mr. Wilson's employment may be terminated with or without cause. If any such termination is without cause, Mr. Wilson will be entitled to receive his then current base salary through the end of the then current term of the employment agreement.

1996 EQUITY INCENTIVE PLAN

     Citadel Communications adopted the 1996 Equity Incentive Plan under which employees, officers, directors (excluding non-employee directors), consultants, independent contractors and advisors of Citadel Communications are eligible to receive awards in the form of incentive stock options and options that are not incentive stock options to purchase common stock of Citadel Communications. Awards may also be in the form of stock appreciation rights, restricted securities and other stock-based awards as determined by the Board of Directors, none of which have been granted to date. The Equity Incentive Plan is administered by the Compensation Committee of the Board of Directors and in certain cases the Board. The Compensation Committee or the Board has authority under the Equity Incentive Plan to designate participants, determine the terms and conditions of awards to be granted to each participant and decide all matters relating to any award. At May 21, 1999, the total number of shares of common stock of Citadel Communications that remained reserved and available for issuance under the Equity Incentive Plan, or which may be used to provide a basis of measurement for an award, was 2,512,211 shares, including shares underlying outstanding grants. The Board of Directors has adopted an amendment to the Equity Incentive Plan to increase the number of shares available under the plan to the number of shares equal to ten percent of the outstanding common stock on a fully-diluted basis as of the closing of this offering, but not including the 1,750,000 shares reserved for issuance under the Citadel Communications Corporation 1999 Long-Term Incentive Plan. This amendment is contingent upon completion of this offering and approval of the amendment by Citadel Communications' stockholders.

     Shares subject to any expired, terminated or lapsed awards are available for subsequent grants under the Equity Incentive Plan. The exercise price of incentive stock options granted under the plan may not be less than the fair market value of the common stock as of the date of grant, and 110% of the fair market value of the common stock in the case of an incentive stock option to an individual who at the time of the grant owns more than 10% of the combined voting power of Citadel Communications' capital stock. The Board may provide that an optionee may pay for shares upon exercise of an option in cash or by check or through cashless exercise procedures or by such other medium or by any combination of media as authorized by the Board. The grant of an option may be accompanied by a reload option, which gives an optionee who pays the exercise price of an option with shares of common stock an additional option to acquire the same number of shares that was used to pay for the original option at an exercise price of not less than the fair market value of common stock as of the reload option grant date. In the event a participant's employment with Citadel Communications is terminated due to disability, retirement or any other reason, a participant may exercise an option only to the extent it was exercisable on the termination date of the participant's employment. An incentive stock option must be exercised prior to the earlier of the expiration of three months (six months in the case of disability after the termination date) or the expiration date of the options set forth in the award agreement. A non-incentive stock option must be exercised within the applicable time period for exercise set forth in the award agreement. In the event of the death of the participant before an option lapses, an option may be exercised only to the extent it was exercisable on the date of death. However, such exercise must be made prior to the earlier of the first anniversary of the participant's death or the expiration date of the option.

1999 LONG-TERM INCENTIVE PLAN

     The Board of Directors has adopted the Citadel Communications Corporation 1999 Long-Term Incentive Plan, which is intended to be the primary long-term incentive plan for senior management. The Long-Term Incentive Plan provides opportunities for participants to earn the right to purchase shares of Citadel Communications' common stock if performance goals, measured solely by the increase in the price of the common stock, and continued employment requirements are met. Participants under the Long-Term Incentive Plan receive an option grant based on the Compensation Committee's evaluation of the participant's ability to contribute to Citadel Communications' overall performance. If the option is not fully earned during the specific five-year performance period, any portion not earned is forfeited, and the shares become available for issuance upon exercise of other options granted under the plan. For the full option to be earned, the average stock price over the exercise price must double during the performance period. The per share exercise price of options granted effective as of the consummation of this offering will be the share price to the public in this offering. Thereafter, if any shares become available for additional grants, the exercise price will be the average of the bid and asked prices of the common stock on the date of the grant. The option is earned in one-fifth increments for each increase in average stock price equal to one-fifth of the difference between the doubled exercise price and the exercise price. When an increment of the option is earned, the earned portion generally vests over a five-year period. A total of 1,750,000 shares of common stock are available for issuance under the Long-Term Incentive Plan.

     At the time that the Board of Directors adopted the Long-Term Incentive Plan, the following option grants were made to be effective as of the closing of this offering, subject to stockholder approval of the Long-Term Incentive Plan:
Lawrence R. Wilson - 875,000 shares; Donna L. Heffner - 250,000 shares; D. Robert Proffitt - 250,000 shares; Stuart R. Stanek - 250,000 shares; and Peter
J. Benedetti - 125,000 shares. The exercise price for the options granted will be the price to the public in this offering.

401(k) PLAN

     Effective in 1993, Citadel Communications adopted a 401(k) Retirement Savings Plan for the purpose of providing, at the option of the employee, retirement benefits to employees of Citadel Communications and its subsidiaries who have been employed for a period of one year or longer and who meet certain other requirements of the 401(k) plan. Contributions to the 401(k) plan are made by the employee and, on a voluntary basis, by Citadel Communications. Citadel Communications currently matches 100% of that part of the employee's elective deferrals up to 2% of the employee's salary.

     A contribution to the 401(k) plan of $0.4 million was made by Citadel Communications during the year ended December 31, 1998.

DIRECTOR COMPENSATION

     Ms. Dennis received $20,000 for her services as a director of Citadel Communications and Citadel Broadcasting in 1998 and the other non-employee directors of Citadel Communications and Citadel Broadcasting during 1998 received or will receive $6,000 for their services as directors of Citadel Communications and Citadel Broadcasting in 1998. Currently, all of the non-employee directors are entitled to receive an annual fee of $12,000 for their services as directors. This annual fee will be increased to $20,000 following completion of this offering. Directors who are also employees of Citadel Communications do not receive additional consideration for serving as directors, except that all directors are entitled to reimbursement for travel and out-of-pocket expenses in connection with their attendance at Board and committee meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1998, John E. von Schlegell, Patricia Diaz Dennis and former director, Scott E. Smith, were members of the Compensation Committee of the Citadel Communications Board of Directors, which determines compensation matters for Citadel Communications.

     Repayment of Indebtedness. In October 1996, Citadel Broadcasting repaid its indebtedness to Baker, Fentress & Company, which consisted of $7.0 million in principal amount and $20,534 in accrued and unpaid interest. Citadel Broadcasting also paid Baker Fentress a $420,000 prepayment penalty. Baker Fentress beneficially owns more than five percent of the outstanding common stock of Citadel Communications. Scott E. Smith, a former director of Citadel Communications, is an Executive Vice President of Baker Fentress. See the "Principal and Selling Stockholders" section.

     Registration Rights Agreement. Citadel Communications is a party to a Registration Rights Agreement, dated June 28, 1996, as amended, with Lawrence R. Wilson, Rio Bravo Enterprise Associates, L.P., ABRY Broadcast Partners II, L.P., ABRY Citadel Investment Partners, L.P., Baker, Fentress & Company, Oppenheimer & Co., Inc. (now CIBC Oppenheimer Corp.), Edward T. Hardy, Endeavour Capital Fund Limited Partnership, Ted L. Snider, Sr. and others, which requires Citadel Communications to register their shares of its common stock under the Securities Act of 1933, as amended, for offer and sale to the public (including by way of an underwritten public offering), upon a demand by such stockholders, and which entitles such parties to join in any registration of equity securities of Citadel Communications. Royce Yudkoff, a former director of Citadel Communications and Citadel Broadcasting, is President of ABRY Holdings, Inc., the general partner of ABRY Capital, L.P., the general partner of ABRY Broadcast Partners II, L.P., a significant stockholder of Citadel Communications, and ABRY Citadel Investment Partners, L.P., formerly a significant stockholder of Citadel Communications. See the "Principal and Selling Stockholders" section. Mr. Wilson owns all of the capital stock of Rio Bravo, Inc., the sole general partner of Rio Bravo Enterprise Associates, L.P.

     Securities Purchase and Exchange Agreement. Pursuant to a Securities Purchase and Exchange Agreement, dated June 28, 1996, as amended, among Citadel Broadcasting, Citadel Communications, ABRY Broadcast Partners II, L.P., ABRY Citadel Investment Partners, L.P., Baker Fentress, Oppenheimer, Endeavour Capital Fund, Edward T. Hardy, Bank of America National Trust and Savings Association, Ted L. Snider, Sr. and other parties, in 1996, Citadel Communications redeemed outstanding preferred stock held by Bank of America and certain other parties, repaid the $2.0 million principal balance and the $17,500 in accrued interest on Citadel Communications' Junior Subordinated Convertible Note Due 1996 dated May 24, 1996 issued to ABRY Broadcast Partners II, L.P., financed four radio station acquisitions, and paid certain working capital requirements. The transactions were financed by Citadel Communications' issuance of shares of preferred stock to ABRY Broadcast Partners II, L.P. and to ABRY Citadel Investment Partners, L.P. for a total consideration of approximately $49.5 million, and through borrowings under a $20.0 million revolving line of credit with ABRY Broadcast Partners II, L.P. and ABRY Citadel Investment Partners, L.P. Simultaneously, four then existing series of capital stock of Citadel Communications held by Baker Fentress, Oppenheimer, Bank of America and certain other parties were reclassified.

     Deschutes Transactions. In connection with the acquisition of Deschutes River Broadcasting, Inc., (1) Edward T. Hardy, an officer, director and shareholder of Deschutes prior to its acquisition by Citadel Communications and currently an executive officer of Citadel Communications, and (2) Endeavour Capital Fund, a shareholder of Deschutes prior to its acquisition by Citadel Communications and currently a stockholder of Citadel Communications, each received merger consideration consisting of shares of capital stock of Citadel Communications valued at approximately $206,500 and approximately $7.2 million, respectively. John E. von Schlegell, a director of Citadel Broadcasting and Citadel Communications, is President and a shareholder of the general partner of Endeavour Capital Fund. Mr. Hardy also received immediately exercisable options to purchase 68,754 shares of common stock of Citadel Communications at an exercise price of $1.64 per share and 24,135 shares of common stock at an exercise price of $5.72 per share in exchange for options to acquire shares of Deschutes capital stock. Following the acquisition, he was granted options to purchase an aggregate of 111,000 shares of common stock at an exercise price of $5.72 per share, which options vest 20% per year beginning with the first anniversary of the date of the grant. In contemplation of the proposed acquisition of Deschutes, during 1996, Citadel Communications made advances to Deschutes to enable Deschutes to acquire various radio stations and pay-off existing debt. At December 31, 1996, an aggregate of approximately $18.3 million was due under these advances, which was credited against the cash portion of the purchase price for Deschutes.

     In connection with the acquisition of Deschutes River Broadcasting, Inc., Citadel Communications entered into an Agreement Not to Compete with DVS Management, Inc., the general partner of Endeavour Capital Fund, a shareholder of Deschutes prior to its acquisition by Citadel Communications, pursuant to which DVS agreed not to compete in radio broadcasting in any geographic area or market served or competed in by one or more of Citadel Communications' stations. In consideration for such agreement not to compete with Citadel Communications' stations, Citadel Communications paid DVS $100,000 in each of 1997 and 1998. John E. von Schlegell, a director of Citadel Communications, is President and a shareholder of DVS. This agreement has now expired.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of Citadel Communications' common stock as of May 21, 1999 and after giving effect to this offering by (1) each person, entity or group known to Citadel Communications to beneficially own more than five percent of the common stock, (2) each director of Citadel Communications, (3) each executive officer listed in the Summary Compensation Table in the "Management" section under the heading "Executive Compensation," (4) all directors and executive officers of Citadel Communications as a group and (5) the selling stockholders. All information with respect to the beneficial ownership of shares held by the selling stockholders has been provided by the selling stockholders.

     Except as indicated below, the persons named have sole voting and investment power with respect to the shares shown as beneficially owned by them. The percentages are rounded to the nearest tenth of a percent. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally.

     The number of shares and percentages are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, on a stockholder by stockholder basis, assuming that each stockholder converted all securities owned by such stockholder that are convertible into common stock at the option of the holder within 60 days of May 21, 1999, and that no other stockholder so converts. The numbers and percentages of shares owned assume that these outstanding options have been exercised by such respective stockholders as follows:

      -- Lawrence R. Wilson -- 573,480 shares (including options to purchase 515,817 shares held by Rio Bravo Enterprise Associates, L.P.),

      --  Donna L. Heffner -- 162,727 shares,

      --  D. Robert Proffitt -- 128,501 shares,

      --  Stuart R. Stanek -- 165,307 shares,

      --  Peter J. Benedetti -- 5,001 shares,

      --  Patricia Diaz Dennis -- 7,500 shares, and

      --  all directors and executive officers as a group -- 1,083,763 shares.

                           SHARES OF COMMON STOCK
                             BENEFICIALLY OWNED                         PRO FORMA
                           PRIOR TO THIS OFFERING                   FOR THIS OFFERING
                          ------------------------    SHARES    -------------------------
                                       PERCENT OF     BEING                   PERCENT OF
BENEFICIAL OWNER           NUMBER     COMMON STOCK   OFFERED      NUMBER     COMMON STOCK
----------------          ---------   ------------   --------   ----------   ------------
Lawrence R. Wilson(1)...  2,812,155       10.5        300,000    2,512,155        7.9
  City Center West
  Suite 400
  7201 West Lake Mead
  Boulevard
  Las Vegas, NV 89128
Donna L. Heffner(2).....    200,886      *             15,000      185,886      *
D. Robert Proffitt(3)...    200,430      *             15,000      185,430      *
Stuart R. Stanek(4).....    232,542      *             15,000      217,542      *
Peter J. Benedetti(5)...     10,628      *                -0-       10,628      *
Patricia Diaz Dennis....      7,500      *                -0-        7,500      *
Ike Kalangis............        -0-      *                -0-          -0-      *

                           SHARES OF COMMON STOCK
                             BENEFICIALLY OWNED                         PRO FORMA
                           PRIOR TO THIS OFFERING                   FOR THIS OFFERING
                          ------------------------    SHARES    -------------------------
                                       PERCENT OF     BEING                   PERCENT OF
BENEFICIAL OWNER           NUMBER     COMMON STOCK   OFFERED      NUMBER     COMMON STOCK
----------------          ---------   ------------   --------   ----------   ------------
John E. von
  Schlegell(6)..........    230,079      *             60,000      170,079      *
Ted L. Snider, Sr.(7)...    340,785        1.3         95,000      245,785      *
Baker, Fentress &
  Company(8)............  1,813,017        6.9        800,000    1,013,017        3.2
  200 West Madison
  Suite 3510
  Chicago, IL 60602
ABRY Capital, L.P.(9)...  8,468,436       32.2       3,700,000   4,768,436       15.2
  18 Newbury Street
  Boston, MA 02116
Putnam Investments,
  Inc.(10)..............  2,079,763        8.0            -0-    2,079,763        6.7
  One Post Office Square
  Boston, MA 02109
All directors and
  executive officers as
  a group (10
  persons)(11)..........  4,209,472       15.4        500,000    3,709,472       11.5

---------------
 * Less than 1%

 (1) The numbers of shares include 2,238,675 outstanding shares prior to this offering and 1,938,675 outstanding shares after this offering held by Rio Bravo Enterprise Associates, L.P. The numbers of shares also include 515,817 shares of common stock which may be acquired upon exercise of options held by Rio Bravo Enterprise Associates, L.P. Rio Bravo Enterprise Associates, L.P. therefore beneficially owns 2,754,492 shares or 10.3% of the outstanding common stock prior to this offering and will beneficially own 2,454,492 shares or 7.7% of the outstanding common stock following this offering. Mr. Wilson, a director and executive officer of Citadel Communications, owns all of the capital stock of Rio Bravo, Inc., the sole general partner of Rio Bravo Enterprise Associates, L.P.

 (2) Ms. Heffner, a selling stockholder, is also an executive officer of Citadel Communications. Ms. Heffner's shares are jointly owned by Ms. Heffner and her spouse, Tim Heffner.

 (3) Mr. Proffitt, a selling stockholder, is also an executive officer of Citadel Communications. Mr. Proffitt's shares are jointly owned by Mr. Proffitt and his spouse, Lynette Proffitt.

 (4) Mr. Stanek, a selling stockholder, is also an executive officer of Citadel Communications. Mr. Stanek's shares are jointly owned by Mr. Stanek and his spouse, Kim Stanek.

 (5) Mr. Benedetti's shares are jointly owned by Mr. Benedetti and his spouse.

 (6) Represents 5,574 shares held by The Endeavour Capital Fund Limited Partnership and 224,505 shares prior to this offering and 170,079 shares after this offering held by DVS Management, Inc., a selling stockholder. Mr. von Schlegell, a director of Citadel Communications, is the Managing Partner of The Endeavour Capital Fund and the President and a shareholder of DVS Management, the general partner of The Endeavour Capital Fund.

 (7) Mr. Snider, a selling stockholder, is also a director of Citadel Communications. The number of shares shown does not include 121,713 shares owned by Mr. Snider's spouse.

 (8) Scott E. Smith, an Executive Vice President of Baker, Fentress & Company, a selling stockholder, was a director of Citadel Communications from 1993 to 1999.

 (9) The numbers of shares include 8,460,839 shares or 32.2% of the outstanding common stock prior to this offering and 4,760,839 shares or 15.2% of the outstanding common stock following this offering beneficially owned by ABRY Broadcast Partners II, L.P. ABRY Capital, L.P. is the general partner of ABRY Broadcast Partners II, L.P. All of the shares beneficially owned by ABRY Capital, L.P. are held under an Amended and Restated Voting Trust Agreement dated October 15, 1997. By its terms, the Amended and Restated Voting Trust Agreement shall continue

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     in effect until terminated upon the written agreement of Citadel
     Communications and the holders of voting trust certificates which represent a majority of the shares held in the voting trust as determined in accordance with the Amended and Restated Voting Trust Agreement. The voting trust also terminates with respect to any shares upon transfer of such shares to a person who is not an affiliate of ABRY Broadcast Partners II, L.P. or upon a distribution of shares by ABRY Broadcast Partners II, L.P. to its partners. During the term of the Amended and Restated Voting Trust Agreement, the voting trustee has the right to vote the shares of stock subject to that agreement and to take part in any shareholders' meetings, including the right to vote the shares for the election of directors of Citadel Communications. The voting trustee may assign his rights and delegate his obligations to a successor voting trustee, who shall be a back-up trustee or other person appointed in the manner provided under the terms of the Amended and Restated Voting Trust Agreement. The voting trustee is Harlan A. Levy, whose address is 1585 Broadway, 19th Floor, New York, N.Y. 10036. Dispositive power with respect to these shares is held by Royce Yudkoff, the President of ABRY Holdings, Inc., the general partner of ABRY Capital, L.P., the general partner of ABRY Broadcast Partners II, L.P. Royce Yudkoff was a director of Citadel Communications for a portion of 1996 and 1997.

(10) As reported on Schedule 13G filed with the Securities and Exchange Commission on February 4, 1999 (dated January 26, 1999) by Putnam Investments, Inc. on behalf of itself and Marsh & McLennan Companies, Inc., Putnam Investment Management, Inc. and Putnam Advisory Company, Inc., the shares indicated are under shared voting and dispositive power among Putnam Investments, Inc., Putnam Investment Management, Inc. and Putnam Advisory Company, Inc. Putnam Investment Management, Inc. and Putnam Advisory Company, Inc. are subsidiaries of Putnam Investments, Inc., and Putnam Investments, Inc. is a subsidiary of Marsh & McLennan Companies, Inc. The number of shares shown assume that there has been no change in the number of shares beneficially owned since the filing of the Schedule 13G. Pursuant to Rule 13d-4 under the Securities Exchange Act, Marsh & McLennan Companies, Inc. and Putnam Investments, Inc. declared that their filing of the Schedule 13G shall not be deemed to be an admission of beneficial ownership of the shares reported.

(11) Includes shares discussed in footnotes (1) and (6).

     The numbers of shares to be sold by the selling stockholders, other than Messrs. Wilson, Proffitt and Stanek and Ms. Heffner, are subject to adjustment if other stockholders exercise their rights under a registration rights agreement.

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ADDITIONAL SELLING STOCKHOLDER INFORMATION

     In addition to the relationships noted above, certain of the selling stockholders have engaged in transactions with Citadel Communications. For additional information concerning the selling stockholders' relationship to, and transactions with, Citadel Communications, see the "Management" section under the captions "Directors and Executive Officers" and "Compensation Committee Interlocks and Insider Participation" and the "Certain Transactions" section.

     Each of Mr. Wilson, Mr. Snider, Baker, Fentress & Company, The Endeavour Capital Fund Limited Partnership, Rio Bravo Enterprise Associates, L.P. and the trustee under the voting trust were also party to the now terminated Fourth Amended and Restated Voting Agreement dated as of October 15, 1997. Under this agreement, each of Mr. Wilson and Rio Bravo Enterprise Associates, L.P.; Mr. Snider and the other persons who received shares of Citadel Communications' capital stock in connection with Citadel Communications' 1997 acquisition of radio stations in Little Rock; Baker, Fentress & Company; The Endeavour Capital Fund, L.P. and the other persons who received shares of Citadel Communications' capital stock in connection with Citadel Communications' acquisition of Deschutes River Broadcasting, Inc.; and the voting trustee had the right to designate one director of Citadel Communications. Four of the five current directors were designated under this agreement.

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                              CERTAIN TRANSACTIONS

LOAN TRANSACTIONS

     Lawrence R. Wilson, an executive officer and director of Citadel Communications, was indebted to Citadel Communications in the amount of $394,297 (including accrued interest of $46,440) as of December 31, 1995. Approximately $70,000 of the principal amount of the loan was advanced by Citadel Communications' predecessor to Mr. Wilson in June 1992 for personal purposes, approximately $27,860 of the loan was advanced by Citadel Communications' predecessor to Mr. Wilson in April 1993 to finance Mr. Wilson's purchase of capital stock of Citadel Broadcasting from a former stockholder and approximately $250,000 was advanced by Citadel Broadcasting to Mr. Wilson in 1994 for personal purposes. The loan, which bore interest at the rate of 8.5% per annum, was forgiven in June 1996, at which time an aggregate of $408,637 principal and accrued interest was outstanding. Mr. Wilson's indebtedness under the loan was secured by shares of capital stock of Citadel Communications owned by Mr. Wilson.

     In 1995, Mr. Wilson made a short-term unsecured loan of $365,000 to Citadel Broadcasting at an annual interest rate of 10%. Citadel Broadcasting repaid such loan in full in 1996.

SALE AND LEASEBACK OF AIRPLANE

     In December 1995, Citadel Broadcasting sold to Wilson Aviation, L.L.C., a company then owned by Mr. Wilson and his spouse and currently owned by Rio Bravo Enterprise Associates, L.P., an airplane formerly owned by Citadel Broadcasting, for a cash purchase price of approximately $1.3 million. Contemporaneously with the sale of the airplane, Citadel Broadcasting entered into an agreement to lease the airplane from Wilson Aviation, L.L.C. from December 29, 1995 to December 31, 2001. The parties subsequently amended the lease to extend its term through December 31, 2003. Under the terms of the lease, as amended, Citadel Broadcasting paid monthly rent in the amount of $17,250 through December 31, 1998 and is required to pay monthly rent in the amount of $21,000 thereafter. In addition, Citadel Broadcasting bears all of the costs of the maintenance, repair and operation of the airplane during the term of the lease. The sale and leaseback were not independently established in an arm's length transaction; however, the original transaction was reviewed and approved by Citadel Broadcasting's senior lender and Citadel Communications believes, based upon such review, that the terms of the transaction are reasonable and at least as favorable to Citadel Communications as could be obtained generally from unaffiliated parties. Citadel Broadcasting's Board of Directors approved the amendment to this lease. Mr. Wilson is a director and an executive officer of each of Citadel Communications and Citadel Broadcasting. Mr. Wilson owns all of the capital stock of Rio Bravo, Inc., the sole general partner of Rio Bravo Enterprise Associates, L.P.

REAL ESTATE PURCHASE IN CONNECTION WITH ACQUISITION

     In order to facilitate Citadel Communications' acquisition of an FM radio station from Tippie Communications, Inc. in 1996, Mr. Wilson purchased from a shareholder of Tippie associated real estate located in Colorado Springs, Colorado, which Citadel Communications did not desire to acquire. The purchase price for the real estate was $350,000. The purchase price and terms of the transaction were negotiated between Mr. Wilson and the seller of the

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

real estate, and neither Citadel Communications nor Mr. Wilson obtained an independent appraisal of such real estate. In acquiring the real estate involved, Mr. Wilson did not obtain funds directly or indirectly from Citadel Communications to purchase such property. Citadel Communications believes that its acquisition of the FM radio station, in the context of the acquisition of the real estate by Mr. Wilson, was fair to Citadel Communications.

CORPORATE EVENT COSTS

     During 1998, Citadel Broadcasting paid an aggregate of $75,964 in respect of accommodation and activity costs in connection with three corporate events held at a facility owned indirectly by Rio Bravo Enterprise Associates, L.P. Citadel Broadcasting's Board of Directors approved the charges. Citadel Communications believes that these charges are reasonable and reflect terms at least as favorable to it as could be obtained generally from unaffiliated providers of similar services.

LITTLE ROCK AND PROVIDENCE ACQUISITIONS

     Ted L. Snider, Sr., who became a director of Citadel Communications in November 1997, and his spouse were the shareholders of Snider Corporation and, in connection with Citadel Communications' acquisition of Snider Corporation and other assets from Mr. Snider and his spouse in October 1997, Mr. Snider and his spouse received approximately $7.4 million in cash and approximately $4.5 million in shares of a newly created series of preferred stock of Citadel Communications which have been converted into shares of common stock. Mr. Snider's son, Ted Snider, Jr., and nephew, Calvin Arnold, were principal shareholders of Snider Broadcasting Corporation and of CDB Broadcasting Corporation and, in connection with Citadel Communications' acquisition of Snider Broadcasting and assets from CDB Broadcasting in October 1997, they received approximately $5.5 million in shares of a newly created series of preferred stock of Citadel Communications which have been converted into shares of common stock. In addition, Citadel Communications repaid approximately $2.6 million of indebtedness of Snider Broadcasting and CDB Broadcasting received approximately $4.9 million in cash. Mr. Arnold was employed by Citadel Communications in 1997 and 1998 as General Manager of Citadel Communications' radio stations in the Little Rock area.

     Prior to its acquisition by Citadel Communications, Snider Corporation transferred to Mr. Snider and his spouse its rights to operate under a local marketing agreement an FM radio station under construction. Accordingly, the cash portion of the purchase price for Snider Corporation was reduced by $100,000. Because a designated third party did not take an assignment and assume the Sniders' rights under the local marketing agreement, Citadel Communications accepted an assignment of the local marketing agreement and paid the Sniders $100,000. Citadel Communications subsequently assigned its right to operate this station to an unrelated party.

     Effective June 2, 1997, Citadel Communications began operating the radio stations formerly owned by Snider Corporation, Snider Broadcasting and CDB Broadcasting under local marketing agreements under which an aggregate of approximately $823,000 was paid by Citadel Communications to such entities. Citadel Communications believes that the terms of the foregoing transactions were at least as favorable to Citadel Communications as could have been obtained generally from unaffiliated parties. In May 1998, Citadel Communications

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entered into an agreement pursuant to which an entity controlled by Ted Snider,
Jr. will provide to Citadel Communications telephone access services and other related services. The term of the agreement is five years and, unless terminated, the agreement will automatically renew for additional five-year terms. Citadel Communications believes that the terms of this agreement reflect arm's-length negotiations and are at least as favorable to Citadel Communications as could be obtained generally from unaffiliated providers of similar services.

     In connection with Citadel Communications' September 1997 acquisition of WXEX-FM and related assets in Providence, Rhode Island, each of Philip Urso and Phillip Norton acquired ownership of more than five percent of the then outstanding shares of a newly created series of preferred stock of Citadel Communications, shares of which series have been converted into shares of common stock. Mr. Norton is employed by Citadel Communications, and Mr. Urso was employed by Citadel Communications until May 1999. Mr. Urso and members of his family were shareholders of Bear Broadcasting Company, which sold WHKK-FM to Citadel Communications in November 1997 for approximately $4.0 million in cash. From September 15, 1997 until the acquisition of WHKK-FM, Citadel Communications operated WHKK-FM under a local marketing agreement pursuant to which Citadel Communications reimbursed Bear Broadcasting an aggregate of approximately $17,000 for costs and expenses of station operation. Citadel Communications believes that the terms of the foregoing transactions were at least as favorable to it as could have been obtained generally from unaffiliated parties.

CONSULTING ARRANGEMENT

     During the fiscal year ended December 31, 1996, Michael J. Ahearn, a director of Citadel Communications from 1996 to November 1997, provided financial consulting services to Citadel Communications for which he was paid $83,520. On June 28, 1996, Mr. Ahearn was also granted an option to purchase 12,000 shares of common stock of Citadel Communications at an exercise price of $5.72 per share. This option is fully vested. Citadel Communications believes that such services were provided to Citadel Communications on terms at least as favorable to it as could have been obtained generally from unaffiliated parties.

LEGAL SERVICES

     During the fiscal year ended December 31, 1996, Citadel Communications retained the law firm of Gallagher & Kennedy, P.A. to represent Citadel Communications on various matters. Michael J. Ahearn was a shareholder of such firm and a director of Citadel Communications in 1996.

INVESTMENT BANKING RELATIONSHIPS

     Mark A. Leavitt, a director of Citadel Communications from 1992 to November 1997, is a Managing Director of Prudential Securities. Prudential Securities has provided investment banking services to Citadel Communications since 1996 and may provide such services in the future. Such services have been provided on terms customary in the industry. Prudential Securities acted as an initial purchaser in Citadel Broadcasting's offering of the 9 1/4% notes and in Citadel Broadcasting's offerings of the 10 1/4% notes and the exchangeable preferred

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stock and as an underwriter of Citadel Communications' initial public offering.
In 1996, Oppenheimer provided investment banking services to Citadel Communications. Mr. Leavitt was a Managing Director of Oppenheimer during 1996. Oppenheimer provided services to Citadel Communications on terms customary in the industry. Oppenheimer was also a party to a now terminated voting agreement and stockholders agreement and is a party to the Registration Rights and the Securities Purchase and Exchange Agreements dated June 28, 1996 among Citadel Communications and certain of its stockholders. Each of the registration rights agreement and the securities purchase and exchange agreement have been amended several times.

SECURITIES PURCHASE AND EXCHANGE AGREEMENT

     The Securities Purchase and Exchange Agreement identified in the preceding paragraph established a commitment by ABRY Broadcast Partners II, L.P. and ABRY Citadel Investment Partners, L.P. in favor of Citadel Communications for a revolving line of credit in the aggregate principal amount of $20.0 million and against which ABRY Broadcast Partners II, L.P. and ABRY Citadel Investment Partners, L.P. made pro rata advances. At June 30, 1997, there were four such advances outstanding, the aggregate principal balance of which was approximately $12.8 million. Citadel Broadcasting used a portion of the proceeds from the offerings of the 10 1/4% notes and the exchangeable preferred stock to repay advances made to Citadel Broadcasting by Citadel Communications with the proceeds of the advances from ABRY Broadcast Partners II, L.P. and ABRY Citadel Investment Partners, L.P. Citadel Communications repaid the advances from ABRY Broadcast Partners II, L.P. and ABRY Citadel Investment Partners, L.P. concurrently with the offerings of the 10 1/4% notes and the exchangeable preferred stock. Thereafter, the commitment terminated and ABRY Broadcast Partners II, L.P. and ABRY Citadel Investment Partners, L.P. have no further obligation to make the advances.

VOTING TRUST AGREEMENT

     In 1997, Citadel Communications paid ABRY Broadcast Partners II, L.P., for the account of ABRY Broadcast Partners II, L.P. and ABRY Citadel Investment Partners, L.P., $75,000 to defray the fees and expenses associated with the voting trust created by the Amended and Restated Voting Trust Agreement dated October 15, 1997, including any fees payable to the voting trustee and the back-up trustees under the Amended and Restated Voting Trust Agreement. Each of Christopher P. Hall, J. Walter Corcoran and Harlan A. Levy, directors of Citadel Communications for a portion of 1997, served as either the voting trustee or a back-up trustee in 1997. Mr. Levy currently serves as the voting trustee. For additional information concerning the Amended and Restated Voting Trust Agreement, see the "Management" section under the heading "Board Composition" and the "Principal and Selling Stockholders" section.

MANAGEMENT AND CONSULTING SERVICES AGREEMENT

     In June 1996, Citadel Communications entered into a Management Services and Consulting Agreement with ABRY Partners, Inc. which was terminated in March 1997. Pursuant to the agreement, ABRY Partners, Inc. provided consultation to Citadel Communications' Board of Directors and management on business and financial matters. Citadel Communications paid $37,500 and $62,500 to ABRY Partners, Inc. under this agreement in

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1996 and 1997, respectively, and reimbursed ABRY Partners, Inc. for reasonable out-of-pocket costs and expenses. ABRY Partners, Inc. is an affiliate of ABRY Broadcast Partners II, L.P. and ABRY Citadel Investment Partners, L.P.

PREPAYMENT AND REDEMPTION OF SECURITIES

     On June 28, 1996, Citadel Broadcasting prepaid senior subordinated notes in the principal amount of $4.0 million, and funded Citadel Communications' redemption of a portion of the stock purchase warrants, issued under a Senior Subordinated Note and Warrant Purchase Agreement dated as of October 1, 1993. These senior subordinated notes and warrants were held, in part, by Bank of America National Trust and Savings Association. As of June 28, 1996, after giving effect to the redemption, Bank of America held a warrant to purchase shares of nonvoting common stock of Citadel Communications which was convertible into voting common stock upon the occurrence of events, and such conversion would have resulted in Bank of America owning in excess of five percent of the then outstanding shares of voting common stock. The warrant was subsequently converted into a warrant to purchase 414,303 shares of Citadel Communications' currently existing common stock. Immediately thereafter, the warrant was transferred to, and exercised for a nominal exercise price by, BankAmerica Investment Corporation, and the 414,303 shares of common stock were sold in Citadel Communications' initial public offering. Bank of America had been a party to the Registration Rights Agreement dated June 28, 1996 among Citadel Communications and certain of its stockholders and a now terminated stockholders agreement.

STOCK REPURCHASE

     In June 1996, Citadel Communications repurchased shares of capital stock of Citadel Communications then held by Mesirow Capital Partners VI for an aggregate of approximately $10.7 million. Mesirow VI had acquired these shares in 1993. William P. Sutter, Jr., a former director of Citadel Communications, was an officer of the general partner of Mesirow VI. Mesirow VI had been a party to now terminated voting and stockholders agreements among Citadel Communications and certain of its stockholders.

     See the "Management" section under the heading "Compensation Committee Interlocks and Insider Participation" for a description of various other transactions involving the directors, executive officers and significant stockholders of Citadel Communications.

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                          DESCRIPTION OF CAPITAL STOCK

     Citadel Communications is authorized to issue 200,000,000 shares of common stock, 19,013,122 shares of Series AA Convertible Preferred Stock and 20,000,000 shares of undesignated preferred stock. The following discussion describes provisions of Citadel Communications' Certificate of Incorporation and Bylaws and of Nevada's laws on private corporations, Chapter 78 of the Nevada Revised Statutes.

GENERAL

     As of May 21, 1999, the only issued and outstanding capital stock of Citadel Communications is 26,268,723 shares of common stock. If no other shares are issued prior to completion of this offering, immediately following the offering, there will be outstanding 31,268,723 shares of common stock, no shares of Series AA Convertible Preferred Stock and no shares of undesignated preferred stock. The shares of Series AA Convertible Preferred Stock that had been outstanding following Citadel Communications' initial public offering in July 1998, have all been converted into shares of common stock and no additional shares of Series AA Convertible Preferred Stock will be issued.

VOTING RIGHTS OF COMMON STOCK

     Holders of the common stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally. Immediately after this offering, ABRY Broadcast Partners II, L.P. and ABRY Capital, L.P. will together beneficially own 4,768,436 shares of common stock, representing approximately 15.2% of the common stock to be issued and outstanding. The voting trustee who votes such shares will have the power to significantly influence the election of directors and other matters submitted to a vote of stockholders. The voting power of the voting trustee may hinder or delay a change in control of Citadel Communications and may have an anti-takeover effect.

DIVIDENDS ON COMMON STOCK

     The holders of the common stock are entitled to receive, pro rata, dividends as may be declared by Citadel Communications' Board of Directors out of funds legally available for the payment of dividends.

OTHER PROVISIONS APPLICABLE TO THE COMMON STOCK

     There are no preemptive rights to subscribe for any additional securities which Citadel Communications may issue. There are no redemption provisions or sinking fund provisions applicable to the common stock, nor is the common stock subject to calls or assessments by Citadel Communications.

     In the event of any liquidation, dissolution or winding-up of the affairs of Citadel Communications, holders of common stock will be entitled to share ratably in the assets of Citadel Communications remaining after payment or provision for payment of all of Citadel Communications' debts and obligations and liquidation payments to holders of any outstanding shares of undesignated preferred stock that has a liquidation preference.

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UNDESIGNATED PREFERRED STOCK

     The Board of Directors of Citadel Communications may, without further action of the stockholders, issue up to 20,000,000 shares of undesignated preferred stock in one or more classes or series. The Board of Directors also has the power to fix the designations, powers, preferences and the relative participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions on the shares of each series. No classes or series have been designated. Any undesignated preferred stock issued by Citadel Communications may:

      -- rank prior to the common stock as to dividend rights, liquidation preference or both,

      --  have full or limited voting rights, and

      --  be convertible into shares of common stock.

     The issuance of undesignated preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from, acquiring or seeking to acquire, a significant portion of the outstanding common stock.

CERTAIN ANTI-TAKEOVER EFFECTS

     CERTIFICATE OF INCORPORATION AND BYLAWS. The provisions of Citadel Communications' Certificate of Incorporation and Bylaws summarized in the following paragraphs may be deemed to have anti-takeover effects. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors, but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so.

     Number of Directors, Removal and Filling Vacancies. Citadel Communications' Certificate of Incorporation and Bylaws provide that the number of directors shall not exceed seven and shall be fixed from time to time with the consent of a majority of the Board of Directors. The Certificate of Incorporation also provides that directors may only be removed with cause. Removal of a director requires the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock of Citadel Communications then entitled to vote at an election of directors. These provisions prevent stockholders from removing any incumbent director without cause and allow a majority of the incumbent directors to add additional directors without approval of stockholders until the next annual meeting of stockholders at which directors are elected.

     Meetings of Stockholders. Citadel Communications' Bylaws provide that a special meeting of stockholders may be called only by the Chairman or the Board of Directors unless otherwise required by law. Citadel Communications' Bylaws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law. In addition, Citadel Communications' Bylaws set forth certain advance notice and informational requirements and time limitations on any director nomination or new proposal which a stockholder wishes to make at an annual meeting of stockholders.

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     No Stockholder Action by Written Consent. Citadel Communications' Bylaws
provide that any action required or permitted to be taken by the stockholders of Citadel Communications at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders in lieu of a duly called meeting.

     Foreign Ownership. Citadel Communications' Certificate of Incorporation permits restriction on the ownership, voting and transfer of Citadel Communications' capital stock in accordance with the Communications Act and the rules of the FCC, to prohibit ownership of more than 20% of Citadel Communications' outstanding capital stock, or more than 20% of the voting rights it represents, by or for the account of aliens or corporations otherwise subject to domination or control by aliens. See the "Business" section under the caption "Federal Regulation of Radio Broadcasting." The Certificate of Incorporation also authorizes the Board to prohibit any transfer of capital stock that would cause Citadel Communications to violate this prohibition. The Board of Directors may also prohibit the ownership, voting or transfer of any portion of its outstanding capital stock to the extent the ownership, voting or transfer of such portion would cause Citadel Communications to violate, or would otherwise result in violation of, any provision of the Communications Act or the rules, regulations and policies of the FCC under the Communications Act. No stockholders may exercise any voting rights which would cause Citadel Communications to be in violation of the rules, regulations or policies of the FCC.

     NEVADA GENERAL CORPORATION LAW. The following provisions of Chapter 78 of the Nevada Revised Statutes may delay or make more difficult acquisitions or changes of control of Citadel Communications and may make it more difficult to accomplish transactions that stockholders may otherwise believe to be in their best interests. These provisions may also have the effect of preventing changes in Citadel Communications' management. The Certificate of Incorporation and Bylaws do not exclude it from these provisions of Chapter 78 of the Nevada Revised Statutes.

     Control Share Acquisitions. Under Sections 78.378 to 78.3793 of Chapter 78 of the Nevada Revised Statutes, an acquiring person, who acquires a controlling interest in an issuing corporation may not exercise voting rights on any control shares unless the voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at an annual meeting or at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. If the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote for authorizing voting rights for the control shares, is entitled to demand payment for the fair value of their shares, and the corporation must comply with the demand.

     For the above provisions, acquiring person means, subject to exceptions, any person who, individually or in association with others, acquires or offers to acquire, directly or indirectly, a controlling interest in an issuing corporation. Controlling interest means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise:

      -- one-fifth or more but less than one-third of the voting power of the issuing corporation in the election of directors,

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      --  one-third or more but less than a majority of the voting power of the issuing corporation in the election of directors, and/or

      -- a majority or more of the voting power of the issuing corporation in the election of directors.

These provisions are triggered as a stockholder moves from one level to the next. Voting rights on the control shares must be conferred by a majority of the disinterested stockholders as each threshold is reached and/or exceeded. Control shares means those outstanding voting shares of an issuing corporation which an acquiring person:

      --  acquires or offers to acquire in an acquisition, or

      -- acquires within 90 days immediately preceding the date when the acquiring person became an acquiring person.

Subject to certain exceptions, an acquisition is the direct or indirect acquisition of a controlling interest. Issuing corporation means a corporation that is organized in Nevada, has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and does business in Nevada directly or through an affiliated corporation.

     The provisions described above do not apply if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by an acquiring person provide that the provisions do not apply. The Certificate of Incorporation and Bylaws do not exclude Citadel Communications from the restrictions imposed by such provisions. However, unless and until Citadel Communications has at least 100 stockholders of record who are resident in Nevada, this act will not apply to Citadel Communications.

     Certain Business Combinations. In general, sections 78.411 to 78.444 of Chapter 78 of the Nevada Revised Statutes restrict the ability of a Nevada corporation that has 200 or more stockholders to engage in any combination with an interested stockholder for three years following the date of the transaction in which the stockholder became an interested stockholder, unless the combination or the triggering purchase of shares is approved by the board of directors of the corporation before the date of the triggering purchase. If the combination or triggering purchase was not so approved, the interested stockholder may effect a combination after the three-year period only if such stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. Interested stockholder means any person, or its subsidiaries, who is:

      -- the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or

      -- an affiliate or associate of the corporation and, at any time within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation.

The provisions described do not apply to corporations that so elect in a charter amendment approved by a majority of the disinterested shares. Such a charter amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. Citadel Communications' Certificate of Incorporation does not exclude it from the restrictions imposed by these provisions.

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

     Directors' Duties. Section 78.138 of Chapter 78 of the Nevada Revised Statutes allows directors and officers, in exercising their respective powers to further the interests of the corporation, to consider the interests of the corporation's employees, suppliers, creditors and customers. They can also consider the economy of the state and the nation, the interests of the community and of society and the long and short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. Directors may resist a change or potential change in control if the directors, by a majority vote of a quorum, determine that the change or potential change is opposed to or not in the best interest of the corporation. In so determining, the board of directors may consider the interests described above or have reasonable grounds to believe that, within a reasonable time, any debt created as a result of the change in control would cause the assets of the corporation or any successor to be less than the liabilities or would render the corporation or any successor insolvent or lead to bankruptcy proceedings.

LIMITATIONS ON LIABILITIES AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Limitations on Liabilities. Consistent with Chapter 78 of the Nevada Revised Statutes, the Certificate of Incorporation contains a provision eliminating or limiting liability of directors to Citadel Communications and its stockholders for damages for breach of fiduciary duty as a director. The provision does not, however, eliminate or limit the personal liability of a director for:

      -- acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or

      -- unlawful distributions in violation of Chapter 78 of the Nevada Revised Statutes.

     This provision offers persons who serve on the Board of Directors protection against awards of monetary damages resulting from breaches of their fiduciary duty, except as indicated above. As a result of this provision, the ability of Citadel Communications or a stockholder thereof to successfully prosecute an action against a director for a breach of his fiduciary duty is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his fiduciary duty. The Securities and Exchange Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

     Indemnification. The Certificate of Incorporation and Bylaws provide for mandatory indemnification rights to the maximum extent permitted by applicable law, subject to limited exceptions, to any director or officer of Citadel Communications who, by reason of the fact that he or she is a director or officer of Citadel Communications, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director or officer in advance of the final disposition of such proceeding in accordance with the applicable provisions of Chapter 78 of the Nevada Revised Statutes. Citadel Communications also maintains directors' and officers' liability insurance.

TRANSFER AGENT AND REGISTRAR

     BankBoston, N.A. is the transfer agent and registrar for the common stock.

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                          DESCRIPTION OF INDEBTEDNESS

EXISTING LOAN AGREEMENT

     On October 9, 1996, Citadel Broadcasting, Deschutes River Broadcasting, Inc., formerly known as Deschutes Acquisition Corporation (now merged into Citadel Broadcasting), Citadel License and Deschutes License, Inc. (now merged into Citadel License) entered into a credit facility with FINOVA Capital Corporation, as administrative agent, and FINOVA Capital Corporation, BankBoston, N.A., The Bank of New York, Nationsbank of Texas, N.A., and Union Bank of California, N.A.

     On July 3, 1997, Citadel Broadcasting, Citadel License and the agent and the lenders under the credit facility entered into amendments to the credit facility to provide for, among other things, a revolving loan, initially in the principal amount of $150.0 million, which included a $5.0 million letter of credit facility. Subsequent amendments have increased the letter of credit facility to $20.0 million. As of March 31, 1999, the credit facility allowed for borrowings of up to $135.0 million.

     Revolving Loan. As of March 31, 1999, no amounts were outstanding under the revolving loan under the credit facility. The revolving loan may be drawn upon, subject to conditions, for acquisitions, working capital and other permitted uses. On the last business day of each quarter, the revolving loan commitment is to be reduced by an amount increasing from $2.5 million at December 31, 1997 to approximately $8.1 million at June 30, 2003. The credit facility also provides for additional mandatory reductions in the revolving loan commitment, and Citadel Broadcasting and Citadel License are required to pay any amount by which the outstanding principal balance exceeds the revolving loan commitment, as adjusted. The remaining principal balance of the revolving loan shall be due and payable on September 30, 2003. At Citadel Broadcasting's and Citadel License's election (a) any portion of the revolving loan which has been prepaid or repaid may be reborrowed and (b) the maximum amount of the revolving loan commitment may be permanently reduced.

     The obligation of the lenders under the credit facility to make additional loans under the credit facility or issue letters of credit under the letter of credit facility is subject to conditions, including, without limitation, that the adjusted total leverage ratio not exceed the applicable ratio as calculated on the last day of the most recent month preceding the applicable date for funding or letter of credit issuance. The adjusted total leverage ratio is the ratio as of the end of any month of total debt, as adjusted for permitted acquisitions and dispositions, as of such date to the operating cash flow, as adjusted for permitted acquisitions and dispositions, for the twelve-month period ending on such date. The applicable ratio through May 1999 is 6.00. For each six-month period thereafter through maturity, the applicable ratio shall decrease by 0.25.

     Letter of Credit Facility. The letter of credit facility provides for, subject to certain limitations, the issuance of letters of credit to be used by Citadel Broadcasting and Citadel License as security for the obligations of Citadel Broadcasting and Citadel License under agreements entered into in connection with certain radio station acquisitions and for such other purposes as may be approved by the agent under the credit facility. The letter of credit facility requires the payment by Citadel Broadcasting and Citadel License of a quarterly fee equal to 1.25% of the amount of each permitted letter of credit from time to time

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outstanding. As of May 24, 1999, letters of credit in the aggregate amount of
$11.5 million are issued and outstanding in connection with the pending transactions.

     Prepayments. Voluntary prepayments of the credit facility are permitted without premium or penalty. Mandatory prepayment of the credit facility will be required if the total leverage ratio, the ratio of total debt to operating cash flow, as adjusted for permitted acquisitions and dispositions, as of the end of each year is 4.5 or greater. The amount of the mandatory prepayment shall be the lesser of (a)(1) 66 2/3% of the excess cash flow if the total leverage ratio as of the end of such year exceeds 5.5 and (2) 50% of the excess cash flow if the total leverage ratio as of the end of each such year is 4.5 to 5.5, inclusive, or (b) an amount by which cash equivalents, as of the last day of month for which Citadel Broadcasting and Citadel License are required to deliver financial statements, exceeds $5.0 million. Notwithstanding the foregoing, upon retirement of the credit facility, Citadel Broadcasting will be required to pay a fee in the maximum amount of $0.7 million as of March 31, 1999, which amount will decline quarterly based on the amount of outstanding borrowings under the credit facility.

     Interest Rates. The credit facility bears interest at a rate equal to (a) the per annum rate of interest announced or published publicly from time to time by Citibank, N.A. in New York, New York as its corporate base rate of interest and which may be changed automatically without notice, in effect from time to time plus the applicable margin, which is an additional interest rate as determined under the credit facility, or (b) at the written election of Citadel Broadcasting and Citadel License, at a rate determined by the agent under the credit facility to be the LIBOR rate for the respective interest period, plus the applicable margin. The LIBOR rate is the average of London interbank offered rates on the LIBO page of the Bloomberg Service or appropriate successor divided by 1.00 minus the Eurocurrency Reserve Requirements as prescribed by the Federal Reserve Board or other governmental body, in effect from time to time. Citadel Broadcasting's and Citadel License's right to elect a LIBOR rate will be subject to certain limitations. The applicable margins for the credit facility are expected to range between 0.50% and 1.75% for the base rate and 1.50% and 2.75% for the LIBOR rate, depending on the total leverage ratio from time to time. Except as otherwise provided with respect to voluntary and mandatory prepayments, interest on the credit facility is payable quarterly in arrears on the last business day of each quarter.

     Other Fees. Citadel Broadcasting and Citadel License are required to pay to the agent under the credit facility an unused commitment fee on the last business day of each quarter, which equals the product of the maximum revolving loan commitment for the preceding quarter minus the average outstanding principal balance of the revolving loan under the credit facility during such preceding quarter, multiplied by 0.125%. This multiplier will be reduced to 0.09375% if the total leverage ratio calculated as of the last day of the quarter preceding such quarter was less than 4.5. Citadel Broadcasting and Citadel License are required to pay an aggregate annual agency fee of $50,000 in October of each year.

     Security and Guarantee. Subject to permitted liens, the credit facility is secured by:

     (a) a first priority pledge on all of Citadel Broadcasting's and Citadel License's capital stock other than Citadel Broadcasting's exchangeable preferred stock,

     (b) a first priority security interest in all the existing and after acquired property of Citadel Broadcasting and Citadel License, including, without limitation, accounts,

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

         machinery, equipment, inventory, general intangibles, investment property and insurance on the life of Lawrence R. Wilson, and

     (c) all proceeds of the foregoing.

     The credit facility is also guaranteed by Citadel Communications.

     Change of Control. The credit facility provides that a change in control or ownership will be an event of default under the credit facility. A change in control or ownership shall occur if:

     (a) Citadel Communications shall cease to own all of the capital stock of Citadel Broadcasting (other than the exchangeable preferred stock),

     (b) Citadel Broadcasting shall cease to own or control all of the capital stock of its subsidiaries,

     (c) any person (including entities) or affiliates of such person, except Mr. Wilson or ABRY Broadcast Partners II, L.P. or their respective affiliates, own capital stock possessing more than 35.0% of the voting power of all voting stock of Citadel Communications, or

     (d) Mr. Wilson shall die, become permanently disabled or cease, for a period in excess of 60 days, to devote his full business time to the operation of Citadel Broadcasting's and Citadel License's broadcasting business, unless Mr. Wilson is replaced by a person reasonably acceptable to the lenders under the credit facility within 90 days after the occurrence of any such event.

     Covenants. The credit facility contains customary restrictive covenants, which, among other things, and with exceptions, limit the ability of Citadel Broadcasting and Citadel License to incur additional indebtedness and liens, enter into transactions with affiliates, pay dividends, consolidate, merge or affect asset sales, issue additional stock, make capital or overhead expenditures, make investments, loans or prepayments and change the nature of their business. Citadel Broadcasting and Citadel License are also required to satisfy financial covenants, which will require Citadel Broadcasting and Citadel License to maintain specified financial ratios and to comply with financial tests, such as ratios for maximum leverage, senior debt leverage, minimum interest coverage and minimum fixed charges.

     Events of Default. The credit facility contains customary events of default, including without limitation:

      (a) failure of Citadel Broadcasting or Citadel License to pay all or any portion of the principal balance of the credit facility when due or to pay any other of their obligations within five days after becoming due and payable,

      (b) failure of Citadel Broadcasting or Citadel License to observe or perform certain affirmative covenants or agreements, specifically those pertaining to legal existence, good standing, insurance, environmental matters, the interest hedge contract and all negative covenants,

      (c) failure of Citadel Broadcasting, Citadel License or Citadel Communications to observe or perform any other covenant or agreement contained in the credit facility or related documents which is not remedied within 30 days of written notice,

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

     (d) breach of warranty or representation and/or false or misleading statements by Citadel Broadcasting, Citadel License or Citadel Communications made in connection with the credit facility or related documents,

     (e) certain defaults, including payment defaults, by Citadel Broadcasting or Citadel License, under other agreements relating to indebtedness,

     (f) failure of Citadel Broadcasting, Citadel License or Citadel Communications to generally pay debts as they become due or to be adjudicated insolvent,

     (g) Citadel Broadcasting's, Citadel License's or Citadel Communications' filing, or consent to the filing against it, of a petition for relief or reorganization or arrangement or any other petition in bankruptcy or insolvency under the law of any jurisdiction or making of an assignment for the benefit of creditors, or the appointment of a custodian, receiver or trustee for Citadel Broadcasting, Citadel License or Citadel Communications under certain circumstances,

     (h) failure of Citadel Broadcasting, Citadel License or Citadel Communications to discharge certain judgments and awards against any of them,

     (i) revocation, termination, suspension or adverse modification of any license which is material to the continuation of Citadel
         Broadcasting's and Citadel License's broadcasting business,

     (j) seizure or failure to maintain any item of collateral provided as security under the credit facility,

     (k) complete interruption of on-air broadcast operations in two or more markets at any time for more than 72 hours during any consecutive ten-day period,

     (l) existence of certain conditions which result in actual or potential liability to Citadel Broadcasting or Citadel License or any ERISA affiliate for its pension plan which creates a material adverse effect in the opinion of the lenders under the credit facility,

     (m) a change in control or ownership. See the discussion above under the subheading "Change of Control,"

     (n) failure of Citadel Communications' guaranty to remain in full force and effect, and

     (o) Citadel Communications' denial or disaffirmance of obligations under its guaranty or its failure to make payment when due.

     Upon the occurrence of an event of default, with certain limitations, Citadel Broadcasting's and Citadel License's obligations under the credit facility which are at that time outstanding may become automatically accelerated.

10 1/4% NOTES

     On July 3, 1997, Citadel Broadcasting offered and sold $101.0 million aggregate principal amount of 10 1/4% Senior Subordinated Notes due 2007. The 10 1/4% notes were issued pursuant to an Indenture dated as of July 1, 1997 among Citadel Broadcasting, Citadel License and The Bank of New York, as trustee. Interest on the 10 1/4% notes is payable semi-annually at a rate of 10 1/4% per annum, and the 10 1/4% notes mature on July 1, 2007.

     The 10 1/4% notes are unconditionally guaranteed on a senior subordinated basis by Citadel License, and will be similarly guaranteed by certain future subsidiaries, if any. The

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10 1/4% notes are unsecured senior subordinated obligations of Citadel
Broadcasting and are subordinated to all Senior Debt (as defined in the indenture governing the 10 1/4% notes) of Citadel Broadcasting, including indebtedness under its credit facility.

     Citadel Broadcasting may redeem the 10 1/4% notes, in whole or in part, at the option of Citadel Broadcasting, at any time on or after July 1, 2002, at the redemption prices set forth in the indenture governing the 10 1/4% notes (ranging from 105.125% to 101.025%), plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to July 1, 2000, Citadel Broadcasting may, at its option, redeem a portion of the 10 1/4% notes with the net proceeds of one or more eligible public equity offerings, at a redemption price equal to 110.25% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided, however, that after any such redemption there is outstanding at least $75.0 million aggregate principal amount of the 10 1/4% notes. Upon the occurrence of certain changes of control of Citadel Broadcasting, Citadel Broadcasting must make an offer to purchase all of the then outstanding 10 1/4% notes at a price equal to 101.0% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

     Citadel Broadcasting also must offer to repurchase 10 1/4% notes at 100.0% of their principal amount plus accrued and unpaid interest to the date of redemption in the event that the net proceeds of certain asset sales of Citadel Broadcasting or certain future subsidiaries, if any, are not used within 12 months after the occurrence of such sales to permanently reduce Senior Debt of Citadel Broadcasting and/or to make an investment in or acquire replacement assets or assets that will be used in the broadcast business or businesses reasonably related thereto.

     The indenture governing the 10 1/4% notes contains covenants which, among other things, restrict the ability of Citadel Broadcasting and its subsidiaries with respect to:

      --  the incurrence of additional debt,

      --  restricted payments,

      -- dividend and other payment restrictions affecting certain subsidiaries,

      --  asset dispositions,

      --  certain asset swaps,

      --  transactions with affiliates,

      --  issuances and sales of stock of subsidiaries,

      --  liens, and

      --  consolidations, mergers or sales of assets.

     Events of default under the indenture governing the 10 1/4% notes include, among other things, payment defaults, covenant defaults, cross-defaults to certain other indebtedness, judgment defaults and certain events of bankruptcy and insolvency.

EXCHANGEABLE PREFERRED STOCK

     On July 3, 1997, Citadel Broadcasting also offered and sold 1.0 million shares of 13 1/4% Exchangeable Preferred Stock, no par value. The exchangeable preferred stock was sold for, and has a liquidation preference of, $100 per share. Dividends on the exchangeable preferred

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stock accumulate from the date of issuance and are payable semi-annually at a rate of 13 1/4% of the liquidation preference per share. Dividends on the exchangeable preferred stock are payable in cash or, at the option of Citadel Broadcasting, on or prior to July 1, 2002, in additional shares of exchangeable preferred stock. On January 1, 1998, July 1, 1998 and January 1, 1999, Citadel Broadcasting issued an additional 65,514, shares, 70,590 and 75,267 shares, respectively, of exchangeable preferred stock in payment of dividends on the then outstanding shares of exchangeable preferred stock.

     Citadel Broadcasting may redeem the exchangeable preferred stock, in whole or in part, at the option of Citadel Broadcasting, at any time on or after July 1, 2002, at the redemption prices set forth in the Certificate of Designation governing the exchangeable preferred stock (ranging from 107.729% to 101.104%), plus accumulated and unpaid dividends, if any, to the date of redemption. In addition, at any time prior to July 1, 2000, Citadel Broadcasting may, at its option, redeem up to an aggregate of 35% of the shares of exchangeable preferred stock with the net proceeds of one or more eligible public equity offerings, at a redemption price equal to 113.25% of the liquidation preference thereof, plus accumulated and unpaid dividends, if any, to the date of redemption; provided, however, that after any such redemption there is outstanding at least $75.0 million aggregate liquidation preference of the exchangeable preferred stock. Citadel Communications intends to use a portion of the net proceeds it receives from this offering to allow Citadel Broadcasting to redeem 35% of the outstanding exchangeable preferred stock and to pay the premium and accumulated and unpaid dividends, if any, on the shares redeemed. See the "Use of Proceeds" section.

     Citadel Broadcasting is required, subject to certain conditions, to redeem all of the exchangeable preferred stock outstanding on July 1, 2009, at a redemption price equal to 100% of the liquidation preference thereof, plus accumulated and unpaid dividends, if any, to the date of redemption. Upon the occurrence of certain changes of control of Citadel Broadcasting, Citadel Broadcasting is required to make an offer to purchase all of the then outstanding shares of exchangeable preferred stock at a price equal to 101.0% of the liquidation preference thereof, plus accumulated and unpaid dividends, if any, to the repurchase date.

     Subject to conditions, the exchangeable preferred stock is exchangeable in whole, but not in part, at the option of Citadel Broadcasting, on any dividend payment date, for Citadel Broadcasting's exchange debentures. See the discussion below under the heading "Exchange Debentures."

     The Certificate of Designation governing the exchangeable preferred stock contains covenants which, among other things, restrict the ability of Citadel Broadcasting and its subsidiaries with respect to:

      --  the incurrence of additional debt,

      --  restricted payments,

      --  issuances and sales of stock of certain subsidiaries, and

      --  consolidations, mergers or sales of assets.

     In the event that, after July 1, 2002, two or more semi-annual dividends payable on the exchangeable preferred stock are in arrears and unpaid, or upon the occurrence of other events, including failure to comply with covenants and failure to pay the mandatory redemption price when due, then the holders of a majority of the then outstanding shares of

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

exchangeable preferred stock, voting separately as a class, will be entitled to elect two additional directors of Citadel Broadcasting, who shall serve until such time as all dividends in arrears or any other failure, breach or default giving rise to the voting rights is remedied or waived.

EXCHANGE DEBENTURES

     Subject to conditions, Citadel Broadcasting may exchange the outstanding exchangeable preferred stock in whole, but not in part, at the option of Citadel Broadcasting, on any dividend payment date, for 13 1/4% Subordinated Exchange Debentures due 2009 in an aggregate principal amount equal to the then effective liquidation preference of the exchangeable preferred stock, plus accumulated and unpaid dividends, if any, to the date fixed for exchange. If such exchange occurs, the exchange debentures will be issued pursuant to an Indenture dated as of July 1, 1997 among Citadel Broadcasting, Citadel License and The Bank of New York, as trustee. Interest on the exchange debentures will be payable semi-annually at a rate of 13 1/4% per annum, and the exchange debentures will mature on July 1, 2009. Interest on the exchange debentures will be payable in cash or, at the option of Citadel Broadcasting, on or prior to July 1, 2002, in additional exchange debentures.

     The exchange debentures will be unconditionally guaranteed on a senior subordinated basis by Citadel License, and will be similarly guaranteed by certain future subsidiaries, if any. The exchange debentures will be unsecured subordinated obligations of Citadel Broadcasting and will be subordinated to all existing and future Senior Debt and Senior Subordinated Debt (each as defined in the indenture governing the exchange debentures) of Citadel Broadcasting, including its 10 1/4% notes.

     Citadel Broadcasting may redeem the exchange debentures, in whole or in part, at the option of Citadel Broadcasting, at any time on or after July 1, 2002, at the redemption prices set forth in the indenture governing the exchange debentures, plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to July 1, 2000, Citadel Broadcasting may, at its option, redeem exchange debentures having an aggregate principal amount of up to 35.0% of the aggregate principal amount of exchange debentures issued upon exchange of the exchangeable preferred stock or in payment of interest on the exchange debentures, with the net proceeds of one or more eligible public equity offerings, at a redemption price equal to 113.25% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided, however, that after any such redemption there is outstanding at least $75.0 million aggregate principal amount of the exchange debentures. Upon the occurrence of certain changes of control of Citadel Broadcasting, Citadel Broadcasting will be required to make an offer to purchase all of the then outstanding exchange debentures at a price equal to 101.0% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

     Citadel Broadcasting also must offer to repurchase exchange debentures at 100% of their principal amount plus accrued and unpaid interest to the date of redemption in the event that the net proceeds of certain asset sales of Citadel Broadcasting or certain future subsidiaries, if any, are not used within 12 months after the occurrence of such sales to permanently reduce Senior Debt or Senior Subordinated Debt of Citadel Broadcasting and/or to make an investment in or acquire replacement assets or assets that will be used in the broadcast business or businesses reasonably related thereto.

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

     The indenture governing the exchange debentures contains covenants which, among other things, restricts the ability of Citadel Broadcasting and its subsidiaries with respect to:

      --  the incurrence of additional debt,

      --  restricted payments,

      -- dividend and other payment restrictions affecting certain subsidiaries,

      --  asset dispositions,

      --  certain asset swaps,

      --  transactions with affiliates,

      --  issuances and sales of stock of certain subsidiaries,

      --  liens, and

      --  consolidations, mergers or sales of assets.

     Events of default under the indenture governing the exchange debentures include, among other things, payment defaults, covenant defaults, cross-defaults to certain other indebtedness, judgment defaults and certain events of bankruptcy and insolvency.

9 1/4% NOTES

     On November 19, 1998, Citadel Broadcasting offered and sold $115.0 million aggregate principal amount of 9 1/4% Senior Subordinated Notes due 2008. The
9 1/4% notes were issued pursuant to an Indenture dated as of November 19, 1998 among Citadel Broadcasting, Citadel License and The Bank of New York, as trustee. Interest on the 9 1/4% notes is payable semi-annually at a rate of 9 1/4% per annum, and the 9 1/4% notes mature on November 15, 2008.

     The 9 1/4% notes are unconditionally guaranteed on a senior subordinated basis by Citadel License, and will be similarly guaranteed by certain future subsidiaries, if any. The 9 1/4% notes are unsecured senior subordinated obligations of Citadel Broadcasting and are subordinated to all Senior Debt (as defined in the indenture governing the 9 1/4% notes) of Citadel Broadcasting, including indebtedness under its credit facility.

     Citadel Broadcasting may redeem the 9 1/4% notes, in whole or in part, at the option of Citadel Broadcasting, at any time on or after November 15, 2003, at the redemption prices set forth in the indenture governing the 9 1/4% notes (ranging from 104.625% to 100.000%), plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to November 15, 2001, Citadel Broadcasting may, at its option, redeem a portion of the 9 1/4% notes with the net proceeds of one or more eligible public equity offerings, at a redemption price equal to 109.25% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided, however, that after any such redemption at least 75% of the aggregate principal amount of the 9 1/4% notes remains outstanding after giving effect to any such redemption. Upon the occurrence of certain changes of control of Citadel Broadcasting, Citadel Broadcasting must make an offer to purchase all of the then outstanding 9 1/4% notes at a price equal to 101.0% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

     Citadel Broadcasting also must offer to repurchase 9 1/4% notes at 100.0% of their principal amount plus accrued and unpaid interest to the date of redemption in the event that the net proceeds of certain asset sales of Citadel Broadcasting or certain future subsidiaries,

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

if any, are not used within 12 months after the occurrence of such sales to permanently reduce Senior Debt of Citadel Broadcasting and/or to make an investment in or acquire replacement assets or assets that will be used in the broadcast business or businesses reasonably related thereto.

     The indenture governing the 9 1/4% notes contains covenants which, among other things, restrict the ability of Citadel Broadcasting and its subsidiaries with respect to:

      --  the incurrence of additional debt,

      --  restricted payments,

      -- dividend and other payment restrictions affecting certain subsidiaries,

      --  asset dispositions,

      --  certain asset swaps,

      --  transactions with affiliates,

      --  issuances and sales of stock of subsidiaries,

      --  liens, and

      --  consolidations, mergers or sales of assets.

     Events of default under the indenture governing the 9 1/4% notes include, among other things, payment defaults, covenant defaults, cross-defaults to certain other indebtedness, judgment defaults and certain events of bankruptcy and insolvency.

OTHER INDEBTEDNESS

     In connection with its acquisition of Tele-Media Broadcasting Company in 1997, Citadel Broadcasting incurred a $1.0 million contingent payment obligation which accrues interest at 5.0% per year. Citadel Broadcasting will be obligated to make such payment to the former holders of corporate bonds and warrants of Tele-Media only if a particular $2.0 million payment relating to Citadel Broadcasting's Providence, Rhode Island operations is received from a third party.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                      , 1999, Citadel Communications and the
selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation is acting as representative, the following respective numbers of shares of common stock:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Prudential Securities Incorporated..........................
Salomon Smith Barney Inc. ..................................
Bear, Stearns & Co. Inc. ...................................
BT Alex. Brown Incorporated.................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Goldman, Sachs & Co. .......................................
Lehman Brothers Inc. .......................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
BancBoston Robertson Stephens Inc. .........................
First Union Capital Markets Corp. ..........................
Thomas Weisel Partners LLC..................................
                                                              --------
     Total..................................................
                                                              ========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,500,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses Citadel Communications and the selling stockholders will pay.

                                     PER SHARE                           TOTAL
                          -------------------------------   -------------------------------
                             WITHOUT            WITH           WITHOUT            WITH
                          OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                          --------------   --------------   --------------   --------------
Underwriting discounts
and commissions paid by
us......................       $                $              $                $
Expenses payable by
us......................       $                $              $                $
Underwriting discounts
and commissions paid by
selling stockholders....       $                $              $                $
Expenses payable by the
selling stockholders....       $                $              $                $

     Citadel Communications, certain of its officers and directors, the selling stockholders and certain other stockholders have agreed or will agree not to offer, sell, contract to sell, announce the intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of Citadel Communications' common stock or securities convertible into or exchangeable or exercisable for any of Citadel Communications' common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     Citadel Communications and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     Citadel Communications' shares of common stock are listed on The Nasdaq Stock Market's National Market under the symbol "CITC."

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Exchange Act.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

     - In "passive" market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

     Certain of the underwriters and their affiliates have engaged in transactions with and provided various investment banking, commercial banking and other services for Citadel Communications and its affiliates in the past and may do so from time to time in the future.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that Citadel Communications and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us, the selling stockholders and the dealer from whom such purchase confirmation is received that (1) the purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws,
(2) where required by law, that the purchaser is purchasing as principal and not as agent, and (3) the purchaser has reviewed the text above under the heading "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the common stock being offered in this offering will be passed upon for Citadel Communications by Eckert Seamans Cherin & Mellott, LLC, Pittsburgh, Pennsylvania. As to matters of Nevada law, Eckert Seamans Cherin & Mellott, LLC will rely upon the opinion of Lionel, Sawyer & Collins, Las Vegas, Nevada. Certain legal matters related to this offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

                              INDEPENDENT AUDITORS

     The consolidated financial statements of Citadel Communications Corporation and subsidiary as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, have been included in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Tele-Media Broadcasting Company and its partnership interests as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this prospectus, and have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Fuller-Jeffrey Broadcasting Companies, Inc. and subsidiaries as of December 31, 1998 and for the year then ended, have been included in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     Citadel Communications has filed with the SEC a Registration Statement on Form S-1 under the Securities Act concerning the shares of common stock being offered. This prospectus does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information concerning Citadel Communications and its common stock, Citadel Communications refers you to the registration statement and the documents filed as exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document listed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. Citadel Communications also files annual, quarterly and special reports and other information with the SEC.

     The registration statement and any document Citadel Communications files with the SEC can be read and copied at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the registration statement and any document Citadel Communications files with the SEC can be obtained from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20459, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     Citadel Communications files its reports and has filed the registration statement with the SEC electronically. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that web site is http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              -----
CITADEL COMMUNICATIONS CORPORATION AND SUBSIDIARY
Independent Auditors' Report................................    F-3
Consolidated Balance Sheets as of December 31, 1997 and
  1998......................................................    F-4
Consolidated Statements of Operations for the years ended
  December 31, 1996, 1997 and 1998..........................    F-5
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1996, 1997 and 1998..............    F-6
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998..........................    F-8
Notes to Consolidated Financial Statements..................    F-9
Consolidated Balance Sheet as of March 31, 1999
  (unaudited)...............................................   F-35
Consolidated Statements of Operations for the three months
  ended March 31, 1998 and 1999 (unaudited).................   F-36
Consolidated Statements of Comprehensive Income for the
  three months ended March 31, 1998 and 1999 (unaudited)....   F-37
Consolidated Statements of Cash Flows for the three months
  ended March 31, 1998 and 1999 (unaudited).................   F-38
Notes to Consolidated Financial Statements..................   F-39

TELE-MEDIA BROADCASTING COMPANY AND ITS PARTNERSHIP
  INTERESTS
Independent Auditors' Report................................   F-42
Consolidated Balance Sheet as of December 31, 1995 and
  1996......................................................   F-43
Consolidated Statement of Operations for the years ended
  December 31, 1994, 1995 and 1996..........................   F-44
Consolidated Statement of Deficiency in Net Assets for the
  years ended December 31, 1994, 1995 and 1996..............   F-45
Consolidated Statement of Cash Flows for the years ended
  December 31, 1994, 1995 and 1996..........................   F-46
Notes to Consolidated Financial Statements..................   F-47
Condensed Consolidated Balance Sheet as of June 30, 1997
  (unaudited)...............................................   F-56
Condensed Consolidated Statements of Operations and Changes
  in Deficit for the six months ended June 30, 1996 and 1997
  (unaudited)...............................................   F-57
Condensed Consolidated Statements of Cash Flows for the six
  months ended June 30, 1996 and 1997 (unaudited)...........   F-58
Notes to Unaudited Condensed Consolidated Financial
  Statements................................................   F-59

                                                              PAGE
                                                              -----
FULLER-JEFFREY BROADCASTING COMPANIES, INC. AND SUBSIDIARIES
Independent Auditors' Report................................   F-61
Consolidated Balance Sheets as of December 31, 1998 and
  March 31, 1999 (unaudited)................................   F-62
Consolidated Statements of Operations for the year ended
  December 31, 1998 and the three months ended March 31,
  1998 and 1999 (unaudited).................................   F-63
Consolidated Statements of Stockholders' Deficiency for the
  year ended December 31, 1998..............................   F-64
Consolidated Statements of Cash Flows for the year ended
  December 31, 1998 and the three months ended March 31,
  1998 and 1999 (unaudited).................................   F-65
Notes to Consolidated Financial Statements..................   F-67

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Citadel Communications Corporation:

     We have audited the accompanying consolidated balance sheets of Citadel Communications Corporation and subsidiary as of December 31, 1997 and 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citadel Communications Corporation and subsidiary as of December 31, 1997 and 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Phoenix, Arizona
March 5, 1999, except as to the last two paragraphs of
Note 17, which are as of March 17, 1999

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

                          Consolidated Balance Sheets

                           December 31, 1997 and 1998

                                                                  1997            1998
                                                              ------------    ------------
                                          ASSETS
Current assets:
  Cash and cash equivalents.................................  $  7,684,991    $102,841,800
  Cash held in escrow.......................................       718,561              --
  Accounts receivable, less allowance for doubtful accounts
     of $808,942 in 1997, and $1,186,546 in 1998............    25,744,137      34,196,857
  Notes receivable from related parties.....................       246,455         214,726
  Prepaid expenses..........................................     1,532,227       1,956,290
  Assets held for sale......................................            --      25,938,227
                                                              ------------    ------------
          Total current assets..............................    35,926,371     165,147,900
Property and equipment, net.................................    35,242,284      34,084,790
Intangible assets, net......................................   268,689,516     268,790,120
Deposits for pending acquisitions...........................       650,000              --
Other assets................................................     3,664,123       4,238,119
                                                              ------------    ------------
                                                              $344,172,294    $472,260,929
                                                              ============    ============
            LIABILITIES, EXCHANGEABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  4,001,194    $  4,359,667
  Accrued liabilities.......................................     9,060,129      10,900,197
  Current maturities of other long-term obligations.........       271,352         287,414
                                                              ------------    ------------
          Total current liabilities.........................    13,332,675      15,547,278
Note payable................................................    90,084,059              --
Senior subordinated notes payable, net of unamortized
  discount..................................................    98,331,117     210,091,437
Other long-term obligations, less current maturities........     1,012,649       1,040,436
Deferred tax liability......................................    23,270,338      24,843,549
                                                              ------------    ------------
          Total liabilities.................................   226,030,838     251,522,700
                                                              ------------    ------------
Exchangeable preferred stock................................   102,009,531     116,775,393
                                                              ------------    ------------
Commitments and contingencies (Note 16)
Shareholders' equity:
  Common stock, $.001 par value; authorized 200,000,000
     shares, issued and outstanding 25,728,771 shares.......            --          25,729
  Class A common stock, $.001 par value; issued and
     outstanding 2,931,383 in 1997..........................         2,931              --
  Class B common stock, $.001 par value; issued and
     outstanding 56,493 in 1997.............................            56              --
  Class C common stock, $.001 par value; issued and
     outstanding 223,464 in 1997............................           223              --
  Convertible preferred stock...............................        14,788              --
  Additional paid-in capital................................    44,865,129     137,899,282
  Deferred compensation.....................................            --      (1,044,103)
  Accumulated deficit.......................................   (28,751,202)    (32,682,238)
  Accumulated other comprehensive loss......................            --        (235,834)
                                                              ------------    ------------
     Total shareholders' equity.............................    16,131,925     103,962,836
                                                              ------------    ------------
                                                              $344,172,294    $472,260,929
                                                              ============    ============

          See accompanying notes to consolidated financial statements.

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

                     Consolidated Statements of Operations

                  Years ended December 31, 1996, 1997 and 1998

                                             1996            1997            1998
                                          -----------    ------------    ------------
Gross broadcasting revenue..............  $50,824,384    $ 99,469,550    $149,305,406
  Less agency commissions...............    5,411,578       9,666,280      13,879,145
                                          -----------    ------------    ------------
     Net broadcasting revenue...........   45,412,806      89,803,270     135,426,261
                                          -----------    ------------    ------------
Operating expenses:
  Station operating expenses............   33,232,485      65,245,095      93,484,646
  Depreciation and amortization.........    5,188,419      14,661,092      26,414,242
  Corporate general and
     administrative.....................    3,247,579       3,530,067       4,369,376
                                          -----------    ------------    ------------
     Operating expenses.................   41,668,483      83,436,254     124,268,264
                                          -----------    ------------    ------------
     Operating income...................    3,744,323       6,367,016      11,157,997
                                          -----------    ------------    ------------
Nonoperating expenses (income):
  Interest expense......................    6,155,472      12,872,515      18,126,262
  Interest income.......................     (407,581)       (439,229)       (821,777)
  Loss (gain) on sale of assets.........        1,749              --      (1,044,880)
  Other, net............................       (8,123)        (11,944)        215,647
                                          -----------    ------------    ------------
     Nonoperating expenses, net.........    5,741,517      12,421,342      16,475,252
                                          -----------    ------------    ------------
     Loss before income taxes and
       extraordinary item...............   (1,997,194)     (6,054,326)     (5,317,255)
Income tax (benefit)....................           --        (769,573)     (1,386,219)
                                          -----------    ------------    ------------
     Loss before extraordinary item.....   (1,997,194)     (5,284,753)     (3,931,036)
Extraordinary loss on extinguishment of
  debt..................................   (1,769,000)             --              --
                                          -----------    ------------    ------------
     Net loss...........................   (3,766,194)     (5,284,753)     (3,931,036)
Dividend requirement for exchangeable
  preferred stock.......................           --       6,632,939      14,585,842
                                          -----------    ------------    ------------
     Net loss applicable to common
       shares...........................  $(3,766,194)   $(11,917,692)   $(18,516,878)
                                          ===========    ============    ============
Basic and diluted net loss per common
  share.................................  $     (1.18)   $      (3.72)   $      (1.51)
                                          ===========    ============    ============
Weighted average common shares
  outstanding...........................    3,196,551       3,199,467      12,297,588
                                          ===========    ============    ============

          See accompanying notes to consolidated financial statements.

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

                Consolidated Statements of Shareholders' Equity

                  Years ended December 31, 1996, 1997 and 1998

                                                               CONVERTIBLE PREFERRED STOCK                           CLASS A
                                        --------------------------------------------------------------------------   COMMON
                                        SERIES A   SERIES B   SERIES C   SERIES D   SERIES E   SERIES F   SERIES G    STOCK
                                        --------   --------   --------   --------   --------   --------   --------   -------
Balances at December 31, 1995.........  $ 2,916      $ 42     $   828    $ 2,064    $    --     $  --     $    --    $2,880
Net loss..............................       --        --          --         --         --        --          --        --
Series B and D preferred stock
  dividend............................       --        --          --         --         --        --          --        --
Forgiveness of receivable from
  shareholder.........................       --        --          --         --         --        --          --        --
Issuance of Series C preferred stock,
  4,968,057 shares....................       --        --       4,968         --         --        --          --        --
Preferred stock redemption............   (1,308)       --        (828)    (2,064)        --        --          --        --
Class C common stock redemption.......       --        --          --         --         --        --          --        --
Issuance of Series D preferred stock,
  4,538,502 shares net of $520,649
  issuance costs......................       --        --          --      4,539         --        --          --        --
Conversion of Class B common stock and
  reclassification....................      631        10          --         --         --        --          --        --
Redemption of warrants................       --        --          --         --         --        --          --        --
                                        -------      ----     -------    -------    -------     -----     -------    -------
Balances at December 31, 1996.........    2,239        52       4,968      4,539         --        --          --     2,880
Net loss..............................       --        --          --         --         --        --          --        --
Issuance of Series E preferred stock,
  1,448,187 shares....................       --        --          --         --      1,448        --          --        --
Issuance of Series F preferred stock,
  459,793 shares......................       --        --          --         --         --       460          --        --
Issuance of Series G preferred stock,
  1,081,908 shares....................       --        --          --         --         --        --       1,082        --
Issuance of Class A common stock,
  33,624 shares.......................       --        --          --         --         --        --          --        33
Conversion of Series D preferred
  stock, 1,423,702 shares.............       --        --       1,424     (1,424)        --        --          --        --
Exercise of stock options.............       --        --          --         --         --        --          --        18
Exchangeable preferred stock dividend
  requirement.........................       --        --          --         --         --        --          --        --
                                        -------      ----     -------    -------    -------     -----     -------    -------
Balances at December 31, 1997.........    2,239        52       6,392      3,115      1,448       460       1,082     2,931
Comprehensive loss:
  Net loss............................                 --          --         --         --        --          --        --
  Unrealized loss on hedging contract,
    net of tax........................       --        --          --         --         --        --          --        --
  Total comprehensive loss............       --        --          --         --         --        --          --        --
Proceeds of initial public offering...       --        --          --         --         --        --          --        --
Initial public offering conversion and
  split of common stock and preferred
  stock...............................   (2,239)      (52)         --         --     (1,448)     (460)     (1,082)   (2,956)
Initial public offering conversion and
  split of Series C and Series D
  preferred stock.....................       --        --      (6,392)    (3,115)        --        --          --        --
Conversion of preferred stock to
  common stock........................       --        --          --         --         --        --          --        --
Cash payments of initial public
  offering costs......................       --        --          --         --         --        --          --        --
Exercise of options...................       --        --          --         --         --        --          --        25
Exercise of warrants..................       --        --          --         --         --        --          --        --
Deferred compensation.................       --        --          --         --         --        --          --        --
Accretion of exchangeable preferred
  stock costs.........................       --        --          --         --         --        --          --        --
Exchangeable preferred stock dividend
  requirement.........................       --        --          --         --         --        --          --        --
                                        -------      ----     -------    -------    -------     -----     -------    -------
Balances at December 31, 1998.........  $    --      $ --     $    --    $    --    $    --     $  --     $    --    $   --
                                        =======      ====     =======    =======    =======     =====     =======    =======

                                        CLASS B   CLASS C
                                        COMMON    COMMON
                                         STOCK     STOCK
                                        -------   -------
Balances at December 31, 1995.........   $ 222     $ 132
Net loss..............................      --        --
Series B and D preferred stock
  dividend............................      --        --
Forgiveness of receivable from
  shareholder.........................      --        --
Issuance of Series C preferred stock,
  4,968,057 shares....................      --        --
Preferred stock redemption............      --        --
Class C common stock redemption.......      --       (75)
Issuance of Series D preferred stock,
  4,538,502 shares net of $520,649
  issuance costs......................      --        --
Conversion of Class B common stock and
  reclassification....................    (166)      166
Redemption of warrants................      --
                                         -----     -----
Balances at December 31, 1996.........      56       223
Net loss..............................      --        --
Issuance of Series E preferred stock,
  1,448,187 shares....................      --        --
Issuance of Series F preferred stock,
  459,793 shares......................      --        --
Issuance of Series G preferred stock,
  1,081,908 shares....................      --        --
Issuance of Class A common stock,
  33,624 shares.......................      --        --
Conversion of Series D preferred
  stock, 1,423,702 shares.............      --        --
Exercise of stock options.............      --        --
Exchangeable preferred stock dividend
  requirement.........................      --        --
                                         -----     -----
Balances at December 31, 1997.........      56       223
Comprehensive loss:
  Net loss............................      --        --
  Unrealized loss on hedging contract,
    net of tax........................      --        --
  Total comprehensive loss............      --        --
Proceeds of initial public offering...      --        --
Initial public offering conversion and
  split of common stock and preferred
  stock...............................     (56)     (223)
Initial public offering conversion and
  split of Series C and Series D
  preferred stock.....................      --        --
Conversion of preferred stock to
  common stock........................      --        --
Cash payments of initial public
  offering costs......................      --        --
Exercise of options...................      --        --
Exercise of warrants..................      --        --
Deferred compensation.................      --        --
Accretion of exchangeable preferred
  stock costs.........................      --        --
Exchangeable preferred stock dividend
  requirement.........................      --        --
                                         -----     -----
Balances at December 31, 1998.........   $  --     $  --
                                         =====     =====

          See accompanying notes to consolidated financial statements.

                                                                                       ACCUMULATED
        COMMON STOCK       CONVERTIBLE    ADDITIONAL                                      OTHER           TOTAL
    --------------------    PREFERRED      PAID-IN        DEFERRED     ACCUMULATED    COMPREHENSIVE   SHAREHOLDERS'
      SHARES     AMOUNT       STOCK        CAPITAL      COMPENSATION     DEFICIT          LOSS           EQUITY
    ----------   -------   -----------   ------------   ------------   ------------   -------------   -------------
            --   $    --     $      --   $ 10,457,053   $        --    $(19,643,591)    $      --     $ (9,177,454)
            --        --            --             --            --      (3,766,194)           --       (3,766,194)
            --        --            --             --            --         (56,664)           --          (56,664)
            --        --            --       (408,637)           --              --            --         (408,637)
            --        --            --     25,838,606            --              --            --       25,843,574
            --        --            --    (26,197,776)           --              --            --      (26,201,976)
            --        --            --       (390,714)           --              --            --         (390,789)
            --        --            --     23,086,725            --              --            --       23,091,264
            --        --            --           (641)           --              --            --               --
            --        --            --     (2,862,735)           --              --            --       (2,862,735)
    ----------   -------     ---------   ------------   -----------    ------------     ---------     ------------
            --        --            --     29,521,881            --     (23,466,449)           --        6,070,389
            --        --            --             --            --      (5,284,753)           --       (5,284,753)
            --        --            --      7,532,852            --              --            --        7,534,300
            --        --            --      4,249,540            --              --            --        4,250,000
            --        --            --      9,998,918            --              --            --       10,000,000
            --        --            --        174,887            --              --            --          174,920
            --        --            --             --            --              --            --               --
            --        --            --         19,990            --              --            --           20,008
            --        --            --     (6,632,939)           --              --            --       (6,632,939)
    ----------   -------     ---------   ------------   -----------    ------------     ---------     ------------
            --        --            --     44,865,129            --     (28,751,202)           --       16,131,925
            --        --            --             --            --      (3,931,036)           --       (3,931,036)
            --        --            --             --            --              --      (235,834)        (235,834)
                                                                                                      ------------
            --        --            --             --            --              --            --       (4,166,870)
                                                                                                      ------------
     7,282,119     7,282            --    116,506,622            --              --            --      116,513,904
     8,516,357     8,516            --             --            --              --            --               --
            --        --         9,507             --            --              --            --               --
     9,506,561     9,507        (9,507)            --            --              --            --               --
            --        --            --     (9,876,726)           --              --            --       (9,876,726)
         9,431        10            --         51,506            --              --            --           51,541
       414,303       414            --            (69)           --              --            --              345
            --        --            --      1,118,682    (1,044,103)             --            --           74,579
            --        --            --       (180,020)           --              --            --         (180,020)
            --        --            --    (14,585,842)           --              --            --      (14,585,842)
    ----------   -------     ---------   ------------   -----------    ------------     ---------     ------------
    25,728,771   $25,729     $      --   $137,899,282   $(1,044,103)   $(32,682,238)    $(235,834)    $103,962,836
    ==========   =======     =========   ============   ===========    ============     =========     ============

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

                     Consolidated Statements of Cash Flows

                  Years ended December 31, 1996, 1997 and 1998

                                                                1996           1997            1998
                                                            ------------   -------------   -------------
Cash flows from operating activities:
  Net loss................................................  $ (3,766,194)  $  (5,284,753)  $  (3,931,036)
  Adjustments to reconcile net loss to net cash provided
    by (used in) operating activities:
       Extraordinary loss.................................     1,769,000              --              --
       Depreciation and amortization......................     5,188,419      14,661,092      26,414,242
       Deferred income tax benefit........................            --        (769,573)     (1,806,234)
       Deferred compensation expense......................            --              --          74,579
       Amortization of debt issuance costs and debt
         discounts........................................       370,652         441,334         716,897
       Bad debt expense...................................       421,378       1,016,375       1,201,341
       Loss/(gain) on sale of assets......................         1,749              --      (1,044,880)
       Changes in assets and liabilities, net of
         acquisitions:
         Increase in accounts receivable and notes
           receivable from related parties................    (5,257,849)    (10,214,907)     (9,585,988)
         Increase in prepaid expenses.....................      (175,058)       (230,070)       (424,063)
         Increase in accounts payable.....................        94,017         707,945         358,473
         Increase in accrued liabilities..................       272,615       5,323,678       1,565,129
                                                            ------------   -------------   -------------
         Net cash provided by (used in) operating
           activities.....................................    (1,081,271)      5,651,121      13,538,460
                                                            ------------   -------------   -------------
Cash flows from investing activities:
  Capital expenditures....................................    (2,040,946)     (2,070,223)     (4,511,507)
  Capitalized acquisition costs...........................    (1,144,699)     (2,928,956)     (1,242,238)
  Cash paid to acquire stations...........................   (57,056,438)   (205,973,171)    (42,108,647)
  Other assets, net.......................................        47,410        (630,765)       (389,766)
  Deposits for pending acquisitions.......................      (930,000)       (650,000)             --
  Proceeds from sales of assets...........................         1,115              --       2,440,345
                                                            ------------   -------------   -------------
         Net cash used in investing activities............   (61,123,558)   (212,253,115)    (45,811,813)
                                                            ------------   -------------   -------------
Cash flows from financing activities:
  Principal payments on notes payable.....................   (50,970,385)    (51,817,000)   (125,084,059)
  Proceeds from notes payable.............................    98,061,059      52,499,999      35,000,000
  Proceeds from senior subordinated notes payable.........            --      97,250,000     111,550,000
  Proceeds from issuance of exchangeable preferred
    stock.................................................            --      95,376,592              --
  Proceeds from initial public offering...................            --              --     116,513,904
  Cash payments of initial public offering costs..........            --              --      (9,876,726)
  Payment of debt issuance costs..........................    (2,283,124)     (1,855,123)       (689,054)
  Principal payments on other long-term obligations.......      (776,107)       (735,077)       (442,390)
  Proceeds from other obligations.........................            --              --         406,601
  Proceeds from issuance of common stock..................    49,455,487      21,959,220              --
  Payment of dividends....................................      (302,861)             --              --
  Prepayment premium......................................      (420,000)             --              --
  Exercise of stock options...............................            --          20,008          51,886
  Cost of equity issuance.................................      (520,649)             --              --
  Redemption of warrants..................................    (2,862,735)             --              --
  Redemption of stock.....................................   (26,592,765)             --              --
                                                            ------------   -------------   -------------
         Net cash provided by financing activities........    62,787,920     212,698,619     127,430,162
                                                            ------------   -------------   -------------
         Net increase in cash and cash equivalents........       583,091       6,096,625      95,156,809
Cash and cash equivalents, beginning of year..............     1,005,275       1,588,366       7,684,991
                                                            ------------   -------------   -------------
Cash and cash equivalents, end of year....................  $  1,588,366   $   7,684,991   $ 102,841,800
                                                            ============   =============   =============

          See accompanying notes to consolidated financial statements.

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Citadel Communications Corporation was formed March 24, 1993 as a Nevada corporation and is a holding company which owns all of the issued and outstanding common stock of Citadel Broadcasting Company. Citadel License, Inc. is a wholly-owned subsidiary of Citadel Broadcasting Company. Citadel Broadcasting Company and Citadel License, Inc. own and operate radio stations and hold Federal Communications Commission ("FCC") licenses in Arkansas, California, Colorado, Idaho, Montana, Nevada, New Mexico, Oregon, Pennsylvania, Rhode Island, Utah and Washington. In addition, Citadel Broadcasting Company owns and operates an internet service provider, offering its subscribers a variety of services, including electronic mail and access to the internet.

  Principles of Consolidation and Presentation

     The accompanying consolidated financial statements include Citadel Communications Corporation and its wholly-owned subsidiary (collectively referred to as the "Company"). The assets and liabilities and operating information for Citadel Broadcasting Company are identical to Citadel Communications Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

  Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

  Derivative Financial Instruments

     The Company uses an interest rate swap agreement to hedge the effects of fluctuations in interest rates. Amounts receivable or payable due to settlement of the interest rate swap agreement are recognized as interest expense or income on a monthly basis. A mark-to-market adjustment is recorded as a component of shareholders' equity to reflect the fair value of the interest rate swap agreement.

  Property and Equipment

     Assets acquired in business combinations are accounted for using the purchase method of accounting and are recorded at their estimated fair value upon acquisition as determined by management or by independent appraisal. Property and equipment additions are recorded at cost. Depreciation of property and equipment is determined using the straight-line method

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

over the estimated useful lives of the related assets. Leasehold improvements are capitalized and depreciated straight-line over the shorter of the lease terms or the estimated useful lives of the assets. Maintenance and repairs are expensed.

  Intangible Assets

     Intangible assets with determinable lives have been allocated among various categories of customer-based or market-based intangibles at their estimated fair value upon acquisition as determined by management or by independent appraisal. Goodwill represents the excess of cost over the fair value of tangible assets and intangible assets with determinable lives. Amortization is provided on the straight-line method over the estimated useful lives of the related assets. Other intangible assets are comprised of acquisitions costs, agreements not to compete, broadcast licenses, subscriber lists, premium lease space and subcarrier antenna income. Pending acquisition costs are deferred and capitalized as part of completed acquisitions or expensed in the period in which the pending acquisition is terminated. The Company's policy is to write-off intangible assets once they have become fully amortized. The useful lives and recoverability of intangible assets are evaluated at least annually. This evaluation encompasses the undiscounted historical broadcast cash flow of each station and existing broadcast cash flow multiples for sales of similar radio properties to estimate the potential selling price for the station and, therefore, recoverability of the assets.

  Debt Issuance Costs

     The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the lives of the related debt.

  Income Taxes

     The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Income (Loss) Per Share of Common Stock

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). This statement establishes standards for computing and presenting earnings per share ("EPS"), and supersedes APB Opinion No. 15. The Statement replaces primary EPS with basic EPS and requires dual presentation of basic and diluted EPS. All prior period EPS data has been restated to conform to SFAS No.
128. The basic and diluted per share effect of the extraordinary loss on extinguishment of debt in 1996 was $(0.55).

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  Stock Option Plan

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123) which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

  Revenue Recognition

     Broadcasting operations derive revenue from the sale of program time and commercial announcements to local, regional and national advertisers. Revenue is recognized when the programs and commercial announcements are broadcast. On-line service revenue derived from the internet service provider is recognized over the period in which the services are provided. Revenue generated from the internet service provider is included in gross broadcasting revenue in the accompanying consolidated statement of operations.

  Barter Transactions

     Barter contracts are agreements entered into under which the Company provides commercial airtime in exchange for goods and services used principally for promotional, sales and other business activities. An asset and liability are recorded at the fair market value of the goods or services received. Revenue is recorded and the liability is relieved when commercials are broadcast and expense is recorded and the asset is relieved when goods or services are used.

  Comprehensive Loss

     As of January 1, 1998, the Company adopted SFAS No. 130 "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting of comprehensive loss and its components; however, the adoption of SFAS No. 130 had no impact on the Company's net loss or shareholders' equity. SFAS No. 130 requires the reporting of a mark-to-market adjustment pertaining to a hedging contract which is recorded in shareholders' equity as a component of comprehensive loss.

  Local Marketing Agreements

     Fees earned or incurred pursuant to various local marketing agreements ("LMA") are recognized as gross broadcasting revenue or station operating expenses, respectively, in the

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

period that the services performed or received occur. The Company's consolidated financial statements include broadcasting revenues and station operating expenses of stations marketed under LMAs.

  Joint Sales Agreements

     Fees earned or incurred pursuant to various joint sales agreements ("JSA") are recognized pursuant to the terms in the various agreements under one of two methods: (a) the JSA fee is recognized as a reduction to sales expense (included in station operating expenses in the Company's consolidated statements of operations), or (b) the Company is allocated a percentage of the JSA stations' net revenue and operating expenses and these amounts are recognized as broadcasting revenue and station operating expenses, respectively, in the period earned or incurred.

  Business and Credit Concentrations

     In the opinion of management, credit risk with respect to receivables is limited due to the large number of customers and the geographic diversification of the Company's customer base. The Company performs credit evaluations of its customers and believes that adequate allowances for any uncollectible receivables are maintained. At December 31, 1997 and 1998, no receivable from any customer exceeded five percent of gross accounts receivable nor did any customer's account exceed more than ten percent of net broadcasting revenue for any of the periods presented.

  Impairment Recognition

     Management evaluates the carrying value of all long-lived assets to determine recoverability based on an analysis of nondiscounted future cash flows in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Based on its most recent analysis, management believes that no material impairment in the value of long-lived assets existed at December 31, 1998.

  Reclassifications

     Certain 1996 and 1997 balances have been reclassified to conform to the 1998 presentation.

  Recently Issued Accounting Pronouncements

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This pronouncement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management does not believe the implementation of this accounting pronouncement will have a material effect on its consolidated financial statements.

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(2)  ACQUISITIONS AND DISPOSITIONS

  1997 Acquisitions

     During 1997, the Company acquired the assets of 44 FM and 17 AM radio stations and related assets from various parties as follows:

                                                                      PURCHASE
ACQUISITION DATE                 STATION          MARKET SERVED        PRICE
----------------            -----------------  -------------------  ------------
January 1, 1997...........  KCTR-FM/KDWG-AM/   Billings, MT         $ 26,008,357
                            KKBR-FM/KBBB-FM/
                            KMHK-FM
                            KUGN-AM/KUGN-FM/   Eugene, OR
                            KEHK-FM
                            KAKT-FM/KBOY-FM/   Medford, OR
                            KCMX-AM/KCMX-FM/
                            KTMT-AM/KTMT-FM
                            KEYW-FM/KFLD-AM/   Tri-Cities, WA
                            KORD-FM/KXRX-FM
February 14, 1997.........  KENZ-FM            Salt Lake City, UT   $  5,590,119
April 10, 1997............  KBER-FM            Salt Lake City, UT   $  7,760,000
July 3, 1997..............  WPRO-AM/WPRO-FM/   Providence, RI       $115,795,216
                            WSKO-AM/WWLI-FM
                            WQCY-FM/WMOS-FM/   Quincy, IL
                            WTAD-AM/WBRJ-FM
                            WQWK-FM/WIKN-FM/   State College, PA
                            WRSC-AM/WBLF-AM
                            WGLU-FM/WQKK-FM    Johnstown, PA
                            WRKZ-FM            Harrisburg, PA
                            WQXA-AM/WQXA-FM    York, PA
                            WCTO-FM/WEST-AM    Allentown, PA
                            WMGS-FM/WARM-AM/   Wilkes-Barre, PA
                            WZMT-FM/WAZL-AM
July 17, 1997.............  KNHK-FM            Reno, NV             $  1,300,000
September 25, 1997........  KTHK-FM            Tri-Cities, WA       $    600,500
September 29, 1997........  WXEX-FM, Edgenet   Providence, RI       $  4,250,000
October 15, 1997..........  KARN-AM/KARN-FM/   Little Rock, AR      $  9,000,000
                            KKRN-FM/KRNN-AM/
                            KAFN-FM
October 15, 1997..........  KIPR-FM            Little Rock, AR      $  5,544,506
                            Land and
October 15, 1997..........  Buildings          Little Rock, AR      $  3,001,537
October 15, 1997..........  KOKY-FM            Little Rock, AR      $  7,354,860
October 21, 1997..........  WLEV-FM            Allentown, PA        $ 23,000,000

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                      PURCHASE
ACQUISITION DATE                 STATION          MARKET SERVED        PRICE
----------------            -----------------  -------------------  ------------
October 24, 1997..........  KBEE-FM/KFNZ-AM    Salt Lake City, UT   $  2,867,092
November 4, 1997..........  KLAL-FM            Little Rock, AR      $  1,500,000
November 4, 1997..........  KURB-FM/KVLO-FM/   Little Rock, AR      $ 12,000,000
                            KLIH-FM
November 18, 1997.........  WHKK-FM            Providence, RI       $  3,999,310

     The acquisitions were accounted for by the purchase method of accounting and, accordingly, the purchase price was allocated to current assets as well as noncurrent tangible and intangible assets based on their fair values as determined by management or by independent appraisal. The acquisitions were funded with proceeds from debt, issuance of Exchangeable Preferred Stock of Citadel Broadcasting and the issuance of capital stock of Citadel Communications. The purchase price, including acquisition costs of $2,928,956, was allocated as follows:

Cash.................................................  $    877,693
Accounts receivable..................................     4,473,441
Prepaid expenses.....................................       706,402
Property and equipment...............................    21,203,071
Intangible assets....................................   208,964,226
Other assets.........................................        10,100
Accounts payable and accrued liabilities.............    (3,084,549)
Current maturities of other long-term obligations....      (649,931)
                                                       ------------
                                                       $232,500,453
                                                       ============

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  1998 Acquisitions and Dispositions

  1998 Acquisitions

     During 1998, the Company acquired the assets of 7 FM and 4 AM radio stations and 5 internet service providers from various parties as follows:

                                                                                      PURCHASE
ACQUISITION DATE                    STATION                     MARKET SERVED           PRICE
----------------       ---------------------------------  -------------------------  -----------
RADIO STATIONS:
January 2, 1998......  WEMR-AM/WEMR-FM                    Wilkes-Barre/Scranton, PA  $   815,000
February 12, 1998....  KQFC-FM/KKGL-FM/                   Boise, ID                  $14,400,000
                       KBOI-AM
March 26, 1998.......  WSGD-FM/WDCS-FM/                   Wilkes-Barre/Scranton, PA  $ 6,000,000
                       WCDL-AM
April 21, 1998.......  KIZN-FM/KAMG-FM                    Boise, ID                  $14,506,177
November 17, 1998....  KAAY-AM                            Little Rock, AK            $ 5,107,589
INTERNET SERVICE
  PROVIDERS:
September 18, 1998...  Digital Planet                     Salt Lake City, UT         $   225,000
September 30, 1998...  Internet Technology Systems, Inc   Salt Lake City, UT         $ 1,535,000
October 15, 1998.....  In Quo                             Salt Lake City, UT         $   335,000
October 26, 1998.....  The Johnson Connection LLC         Salt Lake City, UT         $   320,000
December 8, 1998.....  The Friendly Net LLC               Salt Lake City, UT         $    92,997

     The acquisitions were accounted for by the purchase method of accounting and, accordingly, the purchase price was allocated to current assets as well as noncurrent tangible and intangible assets based on their fair values as determined by management. The acquisitions were funded with proceeds from debt. The purchase price, including acquisition costs of $1,242,238, was allocated as follows:

Property and equipment..............................    $ 3,476,618
Intangible assets...................................     41,031,169
Other assets........................................         71,214
                                                        -----------
                                                        $44,579,001
                                                        ===========

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  1998 Dispositions

     In October 1998, the Company sold the assets of WQCY-FM, WTAD-AM, WMOS-FM and WBJR-FM in Quincy, Illinois for $2,250,000. A gain of approximately $1,280,000 was recognized on the sale.

     In November 1998, the Company sold the assets of KRNN-AM in Little Rock, Arkansas for $190,345. A loss of approximately $5,400 was recognized on the sale.

     In October 1997, the Company entered into an agreement in which the Company acquired WFMZ-FM in exchange for $23,000,000 in cash and the FCC license and studio equipment of WEST-AM. Pending FCC approval, the disposition of WEST-AM was not recorded until the third quarter of 1998. The disposition of WEST-AM was recorded as a purchase price adjustment aggregating approximately $463,000.

  Pro Forma

     The following summary, prepared on a pro forma basis, presents the results of operations as if all the above acquisitions and dispositions had been completed as of January 1, 1997.

                                                 UNAUDITED
                                        ----------------------------
                                         YEAR ENDED      YEAR ENDED
                                        DECEMBER 31,    DECEMBER 31,
                                            1997            1998
                                        ------------    ------------
Net broadcasting revenue..............  $119,753,000    $135,194,000
Operating income......................     6,267,000      11,783,000
Net loss..............................    (6,042,000)     (1,897,000)

     The pro forma results are not necessarily indicative of what actually would have occurred if the radio stations had been owned for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.

  Pending Acquisitions

     On November 23, 1998, the Company entered into an asset purchase agreement with Wicks Broadcast Group Limited Partnership and related entities to acquire substantially all of the assets of 10 FM and 6 AM radio stations in Charleston, South Carolina; Binghamton, New York and Muncie and Kokomo, Indiana for an aggregate purchase price of approximately $77,000,000 in cash. Citadel Broadcasting has delivered an irrevocable letter of credit in favor of the sellers, issued by BankBoston, N.A., in the amount of $5,000,000 to secure the Company's obligations under the agreement. The closing of this transaction is subject to various conditions at closing, including FCC approval.

(3)  ASSETS HELD FOR SALE

     On January 13, 1999, the Company entered into an asset purchase agreement to sell substantially all of the assets of the Company's 18 FM and 7 AM radio stations serving the markets of Eugene, Oregon; Medford, Oregon; Tri-Cities, Washington; Billings, Montana;

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Johnstown, Pennsylvania and State College, Pennsylvania for an aggregate purchase price of approximately $26,000,000, consisting of $25,500,000 in cash and a $500,000 promissory note. The disposition is subject to conditions at closing, including FCC approval. The Company believes that any gain or loss resulting from the disposition will not have a material effect on its financial position.

     The net assets of the radio stations are presented in the accompanying consolidated balance sheet as "Assets held for sale," and are carried at the lower of cost or net realizable value.

(4)  PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 1997 and 1998 consists of the following:

                                                             ESTIMATED
                                1997            1998        USEFUL LIFE
                             -----------    ------------    -----------
Land.......................  $ 3,269,025    $  3,890,767            --
Buildings and
  improvements.............    5,726,701       6,925,691    5-30 years
Transmitters, towers and
  equipment................   29,053,049      28,533,871    5-15 years
Office furniture and
  equipment................    5,615,833       6,308,077     3-5 years
Construction in progress...      736,620       1,077,853            --
                             -----------    ------------
                              44,401,228      46,736,259
Less accumulated
  depreciation and
  amortization.............   (9,158,944)    (12,651,469)
                             -----------    ------------
                             $35,242,284    $ 34,084,790
                             ===========    ============

(5)  INTANGIBLE ASSETS

     Intangible assets at December 31, 1997 and 1998 consist of the following:

                                                             ESTIMATED
                                1997            1998        USEFUL LIFE
                            ------------    ------------    -----------
Goodwill..................  $119,226,136    $129,239,260      15 years
Broadcast licenses........   162,626,295     168,522,982      15 years
Subscriber lists..........            --       2,553,955       3 years
Noncompetition
  agreements..............     1,858,593       2,064,667     3-5 years
Premium lease space.......       161,787          49,552    1-13 years
Subcarrier antenna
  income..................       103,878         103,878     1-4 years
                            ------------    ------------
                             283,976,689     302,534,294
Less accumulated
  amortization............   (15,287,173)    (33,744,174)
                            ------------    ------------
                            $268,689,516    $268,790,120
                            ------------    ------------

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(6)  ACCRUED LIABILITIES

     Accrued liabilities at December 31, 1997 and 1998 consist of the following:

                                              1997          1998
                                           ----------    -----------
Interest.................................  $5,118,735    $ 6,417,273
Music license fees.......................     209,734        169,466
Compensation and commissions.............   2,082,492      3,104,357
Other....................................   1,649,168      1,209,101
                                           ----------    -----------
                                           $9,060,129    $10,900,197
                                           ==========    ===========

(7)  NOTE PAYABLE

     On July 3, 1997, the Company entered into an amended and restated financing agreement ("Senior Credit Facility") which allows for revolving loan borrowings up to a maximum of $150,000,000. Pursuant to the agreement, this amount is subject to reduction starting December 31, 1997 and continuing quarterly thereafter. The maximum available loan commitment at December 31, 1998 was $137,500,000. The Company must pay, on a quarterly basis, an unused commitment fee equal to the maximum revolving loan commitment less the average of the outstanding principal balance for the preceding quarter, multiplied by .125% or if the total leverage ratio (as defined in the agreement) calculated as of the last day of the preceding quarter was less than 4.5, the multiplier for the commitment fee is reduced to .09375%. Commitment fees paid in 1996, 1997 and 1998 were $74,931, $380,295 and $412,898, respectively. The agreement requires that the Company enter into an interest rate swap agreement for a period of at least two years. See Note 14 for information on the interest rate swap agreement. Principal payments are not scheduled to commence until the outstanding principal balance exceeds the maximum loan commitment adjusted by quarterly mandatory commitment reductions (as defined in the agreement).

     At December 31, 1997, the Company's outstanding balance under the Senior Credit Facility was $90,084,059. Interest was payable at the LIBOR rate (5.72% at December 31, 1997), plus 2.75%. As of December 31, 1998, the Company did not have an outstanding balance under the Senior Credit Facility.

     The Senior Credit Facility is secured by a pledge of property and equipment and the common stock of Citadel Broadcasting. Various debt covenants place restrictions on, among other things, indebtedness, acquisitions, dividends, capital expenditures and the sale or transfer of assets and provide for certain minimum operating cash flows for the Company. The debt covenant provisions also include certain financial ratio covenants, the most restrictive in nature being; initial total debt to adjusted operating cash flow less than 6.5 times, initial total senior debt to adjusted operating cash flow less than 4.5 times and consolidated operating cash flow to interest expense and cash dividends on the Exchangeable Preferred Stock greater than 1.75 times. At December 31, 1998, the Company was in compliance with all debt covenant provisions.

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(8)  SENIOR SUBORDINATED NOTES PAYABLE

     On July 3, 1997, the Company completed the issuance of $101,000,000 of its 10 1/4% Senior Subordinated Notes ("1997 Notes") due 2007. Interest is payable semi-annually. The 1997 Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after July 1, 2002 at a redemption price as stated in the following percentages:

                                                          REDEMPTION
                                                            PRICE
                                                          ----------
2002..................................................     105.125%
2003..................................................     104.100%
2004..................................................     103.075%
2005..................................................     102.050%
2006..................................................     101.025%

     In addition, at any time prior to July 1, 2000, subject to certain conditions, the Company may, at its option, redeem a portion of the 1997 Notes with the net proceeds of one or more Public Equity Offerings (as defined in the indenture governing the 1997 Notes), at a redemption price equal to 110.25% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption. The 1997 Notes are shown net of unamortized discount of $2,493,853 at December 31, 1998.

     The indenture governing the 1997 Notes contains certain restrictive covenants, including limitations which restrict the ability of Citadel Broadcasting to incur additional debt, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets. At December 31, 1998, Citadel Broadcasting was in compliance with all debt covenants. Citadel License, Inc. is the guarantor of the 1997 Notes.

     On November 19, 1998, the Company completed the issuance of $115,000,000 of its 9 1/4% Senior Subordinated Notes ("1998 Notes") due in 2008. The 1998 Notes may be redeemed at the option of the Company, in whole or in part, at any time on or after November 15, 2003 at a redemption price as stated in the following percentages:

                                                          REDEMPTION
                                                            PRICE
                                                          ----------
2003..................................................     104.625%
2004..................................................     103.083%
2005..................................................     101.541%
2006..................................................     100.000%

     In addition, at any time prior to November 15, 2001, the Company may, at its option, redeem a portion of the 1998 Notes with the net proceeds of one or more Public Equity Offerings (as defined in the indenture governing the 1998 Notes), at a redemption price equal to 109.25% of the principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date. The 1998 Notes are shown net of unamortized discount of $3,414,710 at December 31, 1998.

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The indenture governing the 1998 Notes contains certain restrictive covenants, including limitations which restrict the ability of Citadel Broadcasting to incur additional debt, incur liens, pay cash dividends, purchase Citadel Broadcasting's common stock or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets. At December 31, 1998, Citadel Broadcasting was in compliance with all covenants. Citadel License, Inc. is the guarantor of the 1998 Notes.

     The aggregate Senior Subordinated Notes payable at December 31, 1998 are as follows:

1997 Notes.........................................    $101,000,000
1998 Notes.........................................     115,000,000
                                                       ------------
                                                        216,000,000
Less unamortized discount..........................      (5,908,563)
                                                       ------------
                                                       $210,091,437
                                                       ============

(9)  OTHER LONG-TERM OBLIGATIONS

     Other long-term obligations at December 31, 1997 and 1998 consist of the following:

                                                                 1997          1998
                                                              ----------    ----------
      Various noncompetition and consulting agreements with
        the sellers of radio stations acquired, due at
        various dates through July 2003, face amount of
        $437,503 and $579,459 at December 31, 1997 and 1998,
        respectively, non-interest bearing with interest
        imputed at 8.5% to 9.0%, net of discount of $29,640
        and $76,617 in 1997 and 1998, respectively..........     407,863       502,842
      Prepayment premium on extinguishment of debt (a)......     770,779       683,286
      Capital leases........................................     105,359       141,722
                                                              ----------    ----------
                                                               1,284,001     1,327,850
      Less current maturities...............................    (271,352)     (287,414)
                                                              ----------    ----------
      Long-term portion.....................................  $1,012,649    $1,040,436
                                                              ==========    ==========

---------------
(a) The prepayment premium on the Senior Credit Facility can be reduced on a quarterly basis depending on the outstanding balance and is due upon the termination of the Senior Credit Facility.

     On October 9, 1996, the Company extinguished its long-term debt of $31,310,385, payable to a financial institution, and its note payable to a related party of $7,000,000. The early retirement of the long-term debt resulted in approximately $1,769,000 extraordinary loss due to prepayment premiums and the write-off of debt issuance costs.

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The required aggregate principal payments as of December 31, 1998, excluding the amortization of debt discount, are as follows:

1999.................................................    $  287,414
2000.................................................       149,109
2001.................................................        90,615
2002.................................................        93,542
2003.................................................       707,170
                                                         ----------
                                                         $1,327,850
                                                         ==========

(10)  SHAREHOLDERS' EQUITY

  Common and Preferred Stock

     Prior to the consummation of the initial public offering ("IPO") the Company engaged in a series of transactions (collectively, the "Recapitalization") which resulted in the Company having outstanding capital stock consisting of common stock and convertible preferred stock, par value $.001 per share (the "Convertible Preferred Stock"). In conjunction with the Recapitalization, (i) each share of outstanding capital stock of the Company, other than those held by ABRY Broadcast Partners II, L.P. ("ABRY II") and ABRY/Citadel Investment Partners, L.P. ("ABRY/CIP"), was converted into three shares of new common stock, (ii) each share of capital stock of the company held by ABRY II or ABRY/CIP was converted into three shares of new convertible preferred stock and (iii) each outstanding option or warrant to acquire shares of common stock was converted into an option or warrant to acquire three times the number of shares of new common stock. All share amounts and EPS have been restated in the accompanying consolidated financial statements with respect to the Recapitalization.

     In connection with the Recapitalization, the Company amended its Certificate of Incorporation to authorize the Company to issue 200,000,000 shares of new common stock, 19,013,122 shares of new convertible preferred stock and 20,000,000 shares of undesignated preferred stock.

     On July 7, 1998, the Company consummated an IPO of 6,880,796 shares of its new common stock at an initial public offering price of $16.00 per share. Of such shares, 6,250,000 shares were sold by the Company and 630,796 shares were sold by certain stockholders of the Company. On July 14, 1998, the Company sold an additional 1,032,119 shares of its new common stock at the initial public offering price pursuant to the exercise of the underwriters' over-allotment option. Total proceeds of the IPO, including proceeds for the shares issued upon the exercise of the over-allotment option, were $126,606,640, of which total proceeds to the Company were $106,637,178, total proceeds to the selling stockholders, net of costs of $706,492 were $9,386,244 and total underwriting discounts, commissions and costs were $9,876,726.

     At December 31, 1997, the Company had several series of Convertible Preferred Stock, all of which had par values of $.001 per share. The following is a summary of the authorized

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

and outstanding shares of Convertible Preferred Stock which were held at December 31, 1997, restated for the effect of the three-for-one share conversion:

                                  AUTHORIZED    OUTSTANDING
                                    SHARES        SHARES       AMOUNT
                                  ----------    -----------    -------
Series A......................     2,916,000     2,239,236     $ 2,239
Series B......................     1,447,200        51,602          52
Series C......................    36,000,000     6,391,761       6,392
Series D......................    36,000,000     3,114,800       3,115
Series E......................     1,448,187     1,448,187       1,448
Series F......................       459,793       459,793         460
Series G......................     1,081,908     1,081,908       1,082
                                  ----------    ----------     -------
                                  79,353,088    14,787,287     $14,788
                                  ==========    ==========     =======

     All outstanding Series A, B, E, F and G shares were converted to 5,280,726 shares of new common stock in the Recapitalization. All outstanding Series C and D shares were converted to 9,506,561 shares of new convertible preferred stock, which were subsequently converted into the same number of shares of new common stock during September 1998.

     The holders of the new common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Additionally, the Company has entered into a registration rights agreement with certain shareholders, under which the Company may be required to register their shares of common stock upon demand by these shareholders.

  Deferred Compensation

     In September 1998, the Company entered into stock option award agreements with several key employees. The terms of the agreements provide for 114,000 options to purchase new common stock at an exercise price of $16.00 per share which vest over a five-year period. The fair market value on the date of grant was $25.813 per share. Accordingly, the Company is amortizing to compensation expense $1,118,682 ratably over the five-year vesting period, which represents the difference between the exercise price and fair market value. The Company recognized compensation expense under the agreements of $74,579 for the year ended December 31, 1998.

  Stock Warrants

     In connection with the issuance of the Company's old senior subordinated notes payable to a shareholder in October 1993, warrants to acquire 1,096,128 shares of the Company's Class C non-voting common stock at an exercise price of $.001 per share were issued. The warrants entitled the holders to purchase the Class C common stock at any time prior to October 1, 1999 or until the related notes were paid in full, whichever was later. Subsequent to issuance, in 1993, warrants to purchase 131,532 shares were exercised. On June 29, 1996, the warrant holder sold to the Company a warrant to purchase 550,293 shares of Class C common stock for an aggregate purchase price of $2,862,735. Class C common stock subject to the remaining warrant was reclassified as Class B common stock at the same time. A warrant to purchase 414,303 shares of Class B common stock was outstanding at

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 1997. During the Recapitalization, the outstanding warrant was converted into a warrant to purchase 414,303 shares of new common stock. In connection with the IPO, the warrant was exercised, therefore there are no outstanding warrants remaining at December 31, 1998.

  Stock Option Plan

     Prior to the adoption of the Company's 1996 Equity Incentive Plan, the Company granted options, including performance options to a principal shareholder and employees. The options to acquire shares of Class A common stock had an exercise price which represented the Company's Board of Directors' estimate of the fair market value of the shares at the date of grant. In the Recapitalization, these options were converted into options to purchase three times the number of shares of new common stock. Generally, the options can be earned over a five-year period commencing one year from the date of grant and expire on the earlier of ten years from the date granted or termination of employment. The performance options are dependent upon the Company achieving certain annual operating results and are fully vested when earned.

     On June 28, 1996, the Company adopted the Citadel Communications Corporation 1996 Equity Incentive Plan ("Plan") pursuant to which the Company's Board of Directors may grant stock options to officers, employees and related parties. The Plan, which has been subsequently amended, authorizes grants of options to purchase up to 222,569 shares of authorized but unissued new common stock at December 31, 1998, which excludes those options granted outside the Plan and those granted prior to the adoption of the Plan. Stock options are generally granted with an exercise price equal to the new common stock's fair market value at the date of grant, with the exception of the 114,000 options granted during September 1998 for which compensation expense was recorded. Generally, stock options will vest ratably over a five-year period, commencing one year after the date of grant and expire on the earlier of ten years from the date granted or termination of employment, or they will vest immediately, as determined by the Company's Board of Directors at the date of grant.

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Stock option activity is summarized as follows:

                                                        WEIGHTED
                                                        AVERAGE
                                                     EXERCISE PRICE    EXERCISABLE
                                         OPTIONS       PER SHARE         OPTIONS
                                        ---------    --------------    -----------
Outstanding December 31, 1995.........  1,432,227        $ 1.41           365,319
     Granted..........................    930,000          5.67                --
     Canceled.........................    (36,600)         1.19                --
                                        ---------        ------         ---------

Outstanding December 31, 1996.........  2,325,627          3.12           630,297
     Granted..........................    415,107          5.18                --
     Exercised........................    (17,757)         2.62                --
     Canceled.........................    (34,404)         3.29                --
                                        ---------        ------         ---------

Outstanding December 31, 1997.........  2,688,573          3.46         1,273,542
     Granted..........................    203,960         15.56                --
     Exercised........................    (36,377)         1.42                --
     Canceled.........................    (31,560)         1.54                --
                                        ---------        ------         ---------

Outstanding December 31, 1998.........  2,824,596        $ 4.38         1,753,681
                                        =========        ======         =========

     The weighted average fair value of options granted in 1996, 1997 and 1998 was $1.45, $2.56 and $21.04 per share, respectively. Options held by a principal shareholder and an entity controlled by such principal stockholder total 801,948 of which 479,636 were exercisable at December 31, 1998 at a weighted average exercise price of $2.98 per share.

                                 OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                       ----------------------------------------   --------------------------
                                          WEIGHTED
                                           AVERAGE     WEIGHTED                     WEIGHTED
                       OUTSTANDING AT     REMAINING    AVERAGE    EXERCISABLE AT    AVERAGE
                        DECEMBER 31,     CONTRACTUAL   EXERCISE    DECEMBER 31,     EXERCISE
                            1998            LIFE        PRICE          1998          PRICE
                       ---------------   -----------   --------   ---------------   --------
$ 0.97                      600,964          5.1        $ 0.97         518,920       $ 0.97
$ 1.64 - $ 1.79             787,914          6.2          1.78         661,138         1.77
$ 4.00 - $ 5.72           1,179,258          7.6          5.68         557,123         5.68
$10.00                       67,500          9.0         10.00          16,500        10.00
$16.00                      188,960          9.6         16.00              --        16.00
                          ---------          ---        ------       ---------       ------
$ 0.97 - $16.00           2,824,596          6.8        $ 4.38       1,753,681       $ 2.86
                          =========          ===        ======       =========       ======

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for the year ended December 31, 1998: risk-free interest rate of 4.53 percent; dividend yield of $0; expected life of 3.4 years; and volatility of 42 percent. For the years ended December 31, 1997 and 1996 the following assumptions were utilized: risk-free interest rates of 6.0 percent; dividend yield of $0; expected lives of 3.4 years; and volatility of 0 percent since the Company did not have publicly traded shares.

     The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation expense has been recognized for its stock options in the accompanying

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

consolidated financial statements, with the exception of the 114,000 options granted during September 30, 1998, for which compensation expense is being recorded over the vesting period. Had the Company determined compensation expense based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss applicable to common shares and net loss per common share would have been reduced to the pro forma amounts indicated below:

                                      1996            1997            1998
                                   -----------    ------------    ------------
Net loss applicable to common
  shares:
  As reported....................  $(3,766,194)   $(11,917,692)   $(18,516,878)
  Pro forma......................   (3,863,774)    (12,146,100)    (18,998,382)
Net loss per common share:
  As reported....................        (1.18)          (3.72)          (1.51)
  Pro forma......................        (1.21)          (3.80)          (1.54)

(11)  EXCHANGEABLE PREFERRED STOCK

     On July 3, 1997, the Company completed the sale of 1,000,000 shares of 13 1/4% Exchangeable Preferred Stock ("Exchangeable Preferred Stock") for $100,000,000. The Exchangeable Preferred Stock has a liquidation preference of $100 per share, plus accumulated and unpaid dividends. Dividends on the Exchangeable Preferred Stock accrue at the rate of 13 1/4% per annum and are payable semi-annually on January 1 and July 1 of each year, commencing January 1, 1998. On or prior to July 1, 2002, dividends are payable in additional shares of Exchangeable Preferred Stock having an aggregate liquidation preference equal to the amount of such dividends, or, at the option of the Company, in cash. Thereafter, all dividends will be payable only in cash. The Company will be required to redeem the Exchangeable Preferred Stock on July 1, 2009 (subject to the legal availability of funds therefor) at a redemption price equal to the liquidation preference thereof, plus accumulated and unpaid dividends, if any, to the date of redemption.

     The Exchangeable Preferred Stock is presented net of unamortized issuance costs of $4,541,737 and $4,361,717 at December 31, 1997 and 1998, respectively. The Exchangeable Preferred Stock includes accrued dividends at December 31, 1998 of $7,526,690, which were paid in 75,267 additional shares of Exchangeable Preferred Stock on January 1, 1999. During 1998, dividends were paid in 65,514 additional shares on January 1, 1998 and 70,590 additional shares on July 1, 1998. At December 31, 1997 and 1998, 1,000,000 and 1,136,104 shares were issued and outstanding.

     The Certificate of Designation for the Exchangeable Preferred Stock contains certain covenants, which, among other things, restrict the ability of Citadel Broadcasting with respect to: (i) the incurrence of additional debt;
(ii) restricted payments; (iii) issuances and sales of stock of certain subsidiaries; and (iv) consolidations, mergers or sales of assets. Citadel Broadcasting was in compliance with these covenants at December 31, 1998.

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(12)  INCOME TAXES

     For the years ended December 31, 1996 and 1997, the Company generated a net loss for both financial reporting and income tax purposes; therefore, no current tax provision has been recorded. The income tax benefit in 1997 and 1998 represents the reversal of deferred tax liabilities established at the date of acquisition due to differences in the tax bases and the financial statement carrying amounts of intangibles and fixed assets acquired in stock-based acquisitions offset by federal alternative minimum tax and state tax expense in 1998. At December 31, 1998, the Company has net operating loss carryforwards for federal income tax purposes of approximately $24,200,000 which begin to expire in 2011.

     On June 28, 1996, the Company underwent an ownership change in accordance with Section 382 of the Internal Revenue Code. Due to this change, the net operating losses of the acquired Company generated prior to the acquisition are subject to limitation in future years. The approximate amount of the net operating losses which are limited at December 31, 1998 is $7,100,000, of which $4,400,000 may be used in any one year.

     The components of the Company's income tax benefit for the year ended December 31, 1997 and 1998 are as follows:

                                                      1997          1998
                                                    ---------    -----------
Current tax expense:
  Federal.........................................  $      --    $    95,790
  State...........................................         --        324,225
                                                    ---------    -----------
                                                           --        420,015
                                                    ---------    -----------
Deferred tax benefit:
  Federal.........................................   (654,137)    (1,535,299)
  State...........................................   (115,436)      (270,935)
                                                    ---------    -----------
                                                     (769,573)    (1,806,234)
                                                    ---------    -----------
Total income tax benefit..........................  $(769,573)   $(1,386,219)
                                                    =========    ===========

     A reconciliation of the Company's income tax benefit as compared to the tax benefit calculated by applying the federal statutory rate (34%) to the loss before income taxes for the years ended December 31, 1996, 1997 and 1998 are as follows:

                                         1996          1997           1998
                                       ---------    -----------    -----------
Federal statutory rate applied to the
  loss before income taxes and
  extraordinary item.................  $(679,046)   $(1,856,480)   $(1,807,867)
State tax, net of federal benefit....         --             --        213,989
Amortization of goodwill.............    186,844        425,344        777,809
Nondeductible meals and
  entertainment......................     31,601         51,495         87,573
Effect of the ability to utilize net
  operating loss carryforwards.......    458,101        680,040       (666,752)
Other................................      2,500        (69,972)         9,029
                                       ---------    -----------    -----------
                                       $      --    $  (769,573)   $(1,386,219)
                                       =========    ===========    ===========

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, liabilities and the valuation allowance are as follows:

                                                              1997           1998
                                                          ------------   ------------
Deferred tax assets:
Receivables, principally due to allowance for doubtful
  accounts..............................................  $    323,577   $    474,618
Net operating loss carryforwards........................     9,926,882      9,666,703
Accrued liabilities not currently deductible............       193,423        123,922
Unrealized loss on hedging contract.....................            --        157,222
                                                          ------------   ------------
     Total deferred tax assets..........................    10,443,882     10,422,465
Valuation allowance.....................................    (7,515,364)    (6,272,469)
                                                          ------------   ------------
     Net deferred tax assets............................     2,928,518      4,149,996
                                                          ------------   ------------
Deferred tax liabilities:
Property and equipment, principally due to accelerated
  depreciation..........................................    (2,928,218)    (3,423,460)
Intangible assets; differences in book and tax
  amortization..........................................          (300)      (726,536)
Differences between the tax basis and fair value of
  intangibles and fixed assets acquired in stock-based
  acquisitions..........................................   (23,270,338)   (24,843,549)
                                                          ------------   ------------
     Total deferred tax liabilities.....................   (26,198,856)   (28,993,545)
                                                          ------------   ------------
Net deferred tax liability..............................  $(23,270,338)  $(24,843,549)
                                                          ============   ============

     The valuation allowance has increased (decreased) by $2,320,699, $755,172 and $(1,242,895) for the years ended December 31, 1996, 1997 and 1998, respectively. Management has considered certain tax planning strategies as permitted under SFAS No. 109, "Accounting for Income Taxes." Management has determined that the tax benefits associated with the recorded deferred tax assets, net of valuation allowance, are more likely than not realizable through future taxable income and future reversals of existing taxable temporary differences.

     At December 31, 1998, the Company has an alternative minimum tax credit
(AMT) carryforward of approximately $30,000. AMT credits are available to be carried forward indefinitely and may be utilized against regular federal tax to the extent they do not exceed computed AMT calculations.

(13)  SUPPLEMENTAL FINANCIAL INFORMATION

     The Company paid cash of $7,065,546, $7,271,586 and $16,110,827 for interest for the years ended December 31, 1996, 1997 and 1998, respectively.

     Barter revenue included in gross broadcasting revenue and barter expenses included in station operating expenses amounted to $3,335,024, $7,388,471 and $11,014,507, and $3,029,665, $7,062,822 and $9,492,453, for the years ended
December 31, 1996, 1997 and 1998, respectively.

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     A summary of additions and deductions related to the allowance for doubtful accounts for the years ended December 31, 1996, 1997 and 1998 follows:

                                   BALANCE AT
                                  BEGINNING OF                                 BALANCE AT
                                     PERIOD       ADDITIONS     DEDUCTIONS    END OF PERIOD
                                  ------------    ----------    ----------    -------------
Year ended December 31, 1996....    $514,533      $  421,378    $(314,857)     $  621,054
Year ended December 31, 1997....     621,054       1,016,375     (828,487)        808,942
Year ended December 31, 1998....     808,942       1,201,341     (823,737)      1,186,546

     The following supplemental information is related to the consolidated statements of cash flows. The Company recorded the following significant non-cash items for the years ended December 31, 1996, 1997 and 1998:

                                                1996          1997           1998
                                             ----------    -----------    -----------
Difference between tax basis and fair value
  of intangible assets and fixed assets
  acquired in stock-based acquisitions.....  $1,640,000    $22,399,911    $ 3,445,090
                                             ==========    ===========    ===========
Dividends for exchangeable preferred
  stock....................................  $       --    $ 6,551,389    $14,585,842
                                             ==========    ===========    ===========
Note payable issued for property and
  equipment................................  $       --    $        --    $   120,000
                                             ==========    ===========    ===========
Transfer of fixed assets and intangible
  assets, to assets held for sale for
  pending disposition......................  $       --    $        --    $25,938,227
                                             ==========    ===========    ===========
Unrealized loss on hedging contract, net of
  tax......................................  $       --    $        --    $   235,834
                                             ==========    ===========    ===========
Accretion of exchangeable preferred stock
  issuance costs...........................  $       --    $    81,550    $   180,020
                                             ==========    ===========    ===========

(14)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following summary presents a description of the methodologies and assumptions used to determine the estimated fair values for the Company's financial instruments as required by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments."

  Limitations

     Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument; they are subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Changes in assumptions could significantly affect these estimates.

     Since the fair value is estimated as of December 31, 1998, the amounts that will actually be realized or paid at settlement or maturity of the instruments could be significantly different.

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  Cash Equivalents, Accounts Receivable, Accounts Payable and Accrued
Liabilities

     The carrying amount is assumed to be the fair value because of the liquidity or short-term maturity of these instruments.

  Notes Receivable from Related Parties

     The fair value of the Company's notes receivable from related parties approximate the terms in the marketplace at which they could be replaced. Therefore, the fair value approximates the carrying value of these financial instruments.

  Senior Subordinated Notes, Exchangeable Preferred Stock and Other Long-Term Obligations

     The fair value of the Company's Senior Subordinated Notes, Exchangeable Preferred Stock and other long-term obligations approximate the terms in the marketplace at which they could be replaced. Therefore, the fair value approximates the carrying value of these financial instruments.

     In 1996, the Company entered into an interest rate swap agreement with a financial institution in accordance with the terms of its Senior Credit Facility. The fair value of the interest rate swap as of December 31, 1997 and 1998 was $3,700 and $(393,056), respectively, as determined by the financial institution, and represents an unrealized gain (loss). The fair value of the interest rate swap is the estimated amount that the financial institution would receive or pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

(15)  TRANSACTIONS WITH RELATED PARTIES

  Notes Receivable from Related Parties

     Notes receivable from related parties represent advances made to employees of the Company. Interest rates range from 8.5% to 10.0%. The notes are due at various dates through July 2003.

  Leaseback

     On December 29, 1995, the Company entered into a sale-leaseback transaction with an entity controlled by a principal shareholder. The Company sold an airplane for its fair value of $1,275,000 to the entity resulting in a loss of $74,327. The operating lease commenced on December 29, 1995 with monthly payments ranging from $17,250 to $21,000 due through December 31, 2003.

  Indebtedness

     In October 1996, the Company repaid its indebtedness to an entity whose Executive Vice-President is also a director of the Company. The repayment consisted of $7,000,000 in principal amount, $20,534 in accrued and unpaid interest and a $420,000 prepayment penalty.

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  Forgiveness of Note Receivable

     In 1996, the Company forgave a note receivable from a principal shareholder of the Company aggregating $408,637, which consisted of principal and accrued interest outstanding.

  Consulting Services

     During the year ended December 31, 1996, a director of the Company provided consulting services for which he was paid $83,520. In addition, the director was granted an option to purchase 12,000 shares of common stock of the Company at an exercise price of $5.72.

  Legal Services

     During the year ended December 31, 1996, the Company retained a law firm with a shareholder who was then also a director of the Company to represent the Company on various matters.

  Noncompetition Agreement

     In connection with an acquisition, the Company entered into a noncompetition agreement with an entity whose president is also a director of the Company. In consideration for such noncompetition agreement, the Company paid the entity $100,000 in 1997 and 1998. The agreement expired during 1998.

  Corporate Events

     During 1998, the Company paid an aggregate of $75,964 in respect of accommodations and activity costs in connection with corporate events held at a facility owned by a separate entity, which is controlled by a principal shareholder.

(16)  COMMITMENTS AND CONTINGENCIES

     Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, or other sources are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

  Litigation

     The Company is involved in certain legal actions and claims arising in the ordinary course of business. Management believes that such litigation and claims will be resolved without a material effect on the Company's financial position.

     The Company has received two civil investigative demands ("CIDs") from the Antitrust Division of the U.S. Department of Justice. One CID addresses the Company's acquisition of station KRST in Albuquerque, New Mexico and the second CID addresses the joint sales agreement for stations in Spokane, Washington and Colorado Springs, Colorado. The

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Company has provided the requested information in response to each CID, and at present has been given no indication from the Department of Justice regarding its intended future actions.

  Local Marketing Agreements

     At December 31, 1998, the Company has local marketing agreements with WBHT-FM and WKQV-FM in Wilkes-Barre/Scranton, Pennsylvania, WHYL-FM/AM in Harrisburg/ Carlisle, Pennsylvania, and KXXL-FM in Reno, Nevada. The agreements principally provide for the Company to supply specified programming to the brokered stations and enable the sales staff of the Company to sell advertising time on the stations for fixed fees to be paid by the Company. Certain of the agreements also provide the Company with the option to purchase the stations. The Company's consolidated financial statements include the broadcasting revenue and station operating expenses of the brokered stations.

     Certain of the local marketing agreements enable the Company to extend or terminate the agreements at the Company's option at various dates through October 2003. The fees paid under local marketing agreements amounted to $1,414,527, $1,936,139 and $784,749 for the years ended December 31, 1996, 1997 and 1998, respectively.

  Joint Sales Agreements

     On January 15, 1996, the Company entered into a joint sales agreement to sell advertising for radio stations KEYF-AM/FM, KUDY-AM and KKZX-FM, in Spokane, Washington and radio stations KVOR-AM, KSPZ-FM, KTWK-AM and KVUU-FM in Colorado Springs, Colorado. As stated in the JSA, the JSA revenue is calculated as 60% of the broadcast cash flows of these radio stations and all Company owned radio stations in these markets, with the exception of KKLI-FM in Colorado Springs which is not included in the JSA calculation.

     On April 22, 1996, the Company entered into a JSA for radio station KENZ-FM in Salt Lake City, Utah. The Company's consolidated financial statements include all sales expenses for the stations as well as revenue for the JSA fee calculated at 30% of net revenue of the station. On February 14, 1997, the Company acquired KENZ-FM.

     On July 3, 1997, the Company acquired all of the issued and outstanding capital stock of Tele-Media Broadcasting Company ("Tele-Media"). As a result of this acquisition, the Company assumed a Tele-Media JSA for radio station WKQV-AM in Wilkes-Barre/Scranton, Pennsylvania. As stated in the JSA, JSA revenue is calculated as the sum of (i) a base monthly payment of $5,000, and (ii) an additional monthly fee ranging from 5% to 8% of revenues (as defined in the JSA) based on monthly revenues of WKQV-AM and of its simulcast station, WARM-AM.

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

LEASE COMMITMENTS

     The Company leases certain tower sites, transmitters and equipment, automobiles, office equipment and an airplane. The following is a schedule by year of future minimum rental payments required under operating leases that have an initial or remaining noncancelable lease term in excess of one year as of December 31, 1998:

1999..................................................  $ 2,853,984
2000..................................................    2,589,119
2001..................................................    2,651,869
2002..................................................    2,320,241
2003..................................................    1,960,155
Thereafter............................................    3,467,957
                                                        -----------
                                                        $15,843,325
                                                        ===========

     Total rental expense was $1,101,237, $1,971,774 and $2,670,248 for the years ended December 31, 1996, 1997 and 1998, respectively.

  Defined Contribution Plan

     The Company has a defined contribution 401(k) plan for all employees who are at least 21 years of age and have worked at least 1,000 hours in the year. Under the 401(k) plan, employees can contribute up to 20% of their compensation, subject to the maximum contribution allowed by the Internal Revenue Code. Participants vest immediately in their contributions. The Company may make discretionary contributions as approved by the Board of Directors. Participants' rights to amounts contributed by the Company vest on a graded schedule over a five-year period. During 1996, 1997 and 1998 the Company contributed $143,192, $298,623 and $448,155, respectively, which represented a two percent matching of employee contributions to the 401(k) plan.

  Impact of the Year 2000 Issue

     In 1998, the Company implemented a Year 2000 plan ("Year 2000 Plan") to identify, assess, and remediate "Year 2000" issues within each of its significant computer programs and certain equipment which may contain micro-processors. The Year 2000 Plan is addressing the issue of computer programs and embedded computer chips being unable to distinguish between the year 1900 and the year 2000, if a program or chip uses only two digits rather than four to define the applicable year. The Company expects to complete the assessment phase of the Year 2000 Plan in the second quarter of 1999. The Company expects that some amount of testing will be performed during this phase. Additional testing is expected to continue throughout the third quarter of 1999. Systems which have been or may be determined not to be Year 2000 compliant are being or will be either replaced or reprogrammed, and the Company expects thereafter to test such systems for Year 2000 compliance. The Company anticipates that by late 1999, the remediation and testing phases will be completed. The current budget for the total cost of remediation, including replacement software and hardware, is approximately $400,000 (unaudited).

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The Company is in the process of identifying and contacting critical suppliers and customers whose computerized systems interface with the Company's systems, regarding their plans and progress in addressing their Year 2000 issues. The Company has received varying information from such third parties on the state of compliance or expected compliance. Contingency plans are being developed in the event that any critical supplier or customer is not compliant.

     The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's operations, liquidity and financial condition. Based on its current assessment efforts, the Company does not believe that Year 2000 issues related to its internal systems will have a material adverse effect on the Company's financial condition or the results of operations. However, as described above, the failure by third parties to be Year 2000 ready could have a material adverse effect on Citadel Broadcasting.

(17)  SUBSEQUENT EVENTS

     On January 4, 1999, the Company acquired radio station WBHT-FM in Wilkes-Barre, Pennsylvania for an aggregate purchase price of $1,263,000. The acquisition will be accounted for using the purchase method of accounting. Prior to the acquisition, the Company had operated WBHT-FM under a local marketing agreement since July 3, 1997.

     On January 11, 1999, the Company exercised its options to purchase WKQV-FM and WKQV-AM in Wilkes-Barre/Scranton, Pennsylvania and agreed to purchase such stations for approximate purchase prices of $998,000 and $365,000, respectively. The Company has operated WKQV-FM and WKQV-AM under a local marketing agreement and a joint sales agreement, respectively, since July 3, 1997. The acquisitions will be accounted for using the purchase method of accounting.

     On January 13, 1999, the Company entered into an asset purchase agreement to sell substantially all of the assets of its 18 FM and 7 AM radio stations in Eugene and Medford, Oregon, Tri-Cities, Washington, Billings, Montana and Johnstown and State College, Pennsylvania for an approximate sale price of $26,000,000.

     On February 2, 1999, the Company agreed to purchase KNJY-FM in Spokane, Washington for an approximate purchase price of $4,150,000. The acquisition will be accounted for using the purchase method of accounting.

     On February 9, 1999, the Company acquired the assets of 62nd Street Broadcasting of Saginaw, L.L.C. in Saginaw, Michigan for an approximate purchase price of $35,000,000. The acquisition of these assets includes 5 FM radio stations and 1 AM radio station in Saginaw/Bay City. The acquisition will be accounted for using the purchase method of accounting.

     On February 17, 1999, the Company acquired radio stations WHYL-AM/FM in Carlisle, Pennsylvania for an approximate purchase price of $4,250,000. The acquisition will be accounted for using the purchase method of accounting. In conjunction with this acquisition,

                       CITADEL COMMUNICATIONS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the Company acquired real estate used in the operation of WHYL-AM/FM for a purchase price of approximately $250,000.

     On February 24, 1999, the Company entered into an asset purchase agreement with Capstar Acquisition Company, Inc. ("Capstar") under which the Company has agreed to acquire from Capstar, radio station KSPZ-FM in Colorado Springs in exchange for the Company's radio station KKLI-FM in Colorado Springs. The Company also entered into an Asset Purchase agreement with Capstar on February 24, 1999 under which the Company has agreed to acquire radio stations KVOR-AM and KTWK-AM in Colorado Springs and radio stations KEYF-AM/FM in Spokane for the aggregate purchase price of approximately $10,000,000. The acquisitions will be accounted for using the purchase method of accounting.

     On March 2, 1999, the Company acquired Brainiac Services, Inc., an internet service provider, in Riverside, Rhode Island for an approximate purchase price of $288,000. The acquisition will be accounted for by the purchase method of accounting.

     On March 17, 1999, the Company acquired all of the outstanding shares of capital stock of Citywide Communications, Inc. and all of the outstanding warrants to acquire shares of capital stock of Citywide. The aggregate purchase price was approximately $31,500,000. This amount includes the repayment of outstanding debt of Citywide and $1,332,000 in payments related to noncompetition agreements entered into in connection with the acquisition, but is net of the $970,000 in positive working capital that Citywide had at the closing of the acquisition. In connection with the acquisition the Company acquired 6 FM and 3 AM radio stations in the Baton Rouge and Lafayette, Louisiana markets. The acquisition will be accounted for using the purchase method of accounting.

     For the year ended December 31, 1998, the Company's net broadcasting revenue would have been approximately $152,850,000 (unaudited) on a pro forma basis. This amount reflects net broadcasting revenue as if all the completed and pending acquisitions and dispositions had been completed as of January 1, 1997.

               CITADEL COMMUNICATIONS CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                              MARCH 31,
                                                                1999
                                                              ---------
                           ASSETS
Current assets:
     Cash and cash equivalents..............................  $ 31,615
     Accounts receivable, less allowance for doubtful
      accounts of $2,232 in 1999............................    35,734
     Notes receivable from related parties..................       103
     Prepaid expenses.......................................     2,881
     Assets held for sale...................................    25,954
                                                              --------
          Total current assets..............................    96,287
Property and equipment, net.................................    42,070
Intangible assets, net......................................   335,173
Other assets................................................     4,344
                                                              --------
                                                              $477,874
                                                              ========

            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable.......................................  $  4,062
     Accrued liabilities....................................    14,036
     Current maturities of other long-term obligations......       270
                                                              --------
          Total current liabilities.........................    18,368
Senior subordinated notes payable, net of discount..........   210,192
Other long-term obligations, less current maturities........     1,023
Deferred tax liability......................................    31,938
Exchangeable preferred stock................................   120,837
Shareholders' equity:
     Common stock, $.001 par value; authorized 200,000,000
      shares, issued and outstanding; 26,036,634 shares as
      of March 31, 1999.....................................        26
     Additional paid-in capital.............................   134,530
     Deferred compensation..................................      (988)
     Unrealized loss on hedging contract....................      (189)
     Accumulated deficit....................................   (37,863)
                                                              --------
          Total shareholders' equity........................    95,516
                                                              --------
                                                              $477,874
                                                              ========

          See accompanying notes to consolidated financial statements.

               CITADEL COMMUNICATIONS CORPORATION AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                             -----------------------
                                                               1998          1999
                                                             ---------    ----------
Gross broadcasting revenue.................................  $  31,071    $   35,861
     Less agency commissions...............................     (2,932)       (3,228)
                                                             ---------    ----------
          Net broadcasting revenue.........................     28,139        32,633

Operating expenses:
     Station operating expenses............................     21,897        24,626
     Depreciation and amortization.........................      5,946         7,003
     Corporate general and administrative..................      1,118         1,491
                                                             ---------    ----------
               Operating expenses..........................     28,961        33,120

Operating loss.............................................       (822)         (487)

Nonoperating expenses (income):
     Interest expense......................................      4,759         5,744
     Other (income) expense, net...........................        (37)         (631)
                                                             ---------    ----------
          Nonoperating expenses, net.......................      4,722         5,113

Loss before income taxes...................................     (5,544)       (5,600)

Income tax (benefit).......................................       (429)         (419)
                                                             ---------    ----------
Net loss...................................................     (5,115)       (5,181)

Dividend requirement for exchangeable preferred stock......      3,572         4,013
                                                             ---------    ----------
Net loss applicable to common shares.......................  $  (8,687)   $   (9,194)
                                                             =========    ==========
Basic and diluted net loss per common share................  $   (2.70)   $    (0.36)
                                                             =========    ==========
Weighted average common shares outstanding.................  3,219,774    25,744,861
                                                             =========    ==========

          See accompanying notes to consolidated financial statements.

               CITADEL COMMUNICATIONS CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Net loss....................................................  $(5,115)   $(5,181)
Other comprehensive income:
     Unrealized gain on hedging contract, net of tax........       --         47
                                                              -------    -------
Comprehensive loss..........................................  $(5,115)   $(5,134)
                                                              =======    =======

          See accompanying notes to consolidated financial statements.

               CITADEL COMMUNICATIONS CORPORATION AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                1998        1999
                                                              --------    --------
Cash flows from operating activities:
     Net loss...............................................  $ (5,115)   $ (5,181)
     Adjustments to reconcile net loss to net cash provided
       by (used in) operating activities:
     Depreciation and amortization..........................     5,946       7,003
     Amortization of debt issuance costs and debt
       discounts............................................        96         253
     Bad debt expense.......................................       258         605
     Deferred tax benefit...................................      (429)       (478)
     Deferred compensation..................................        --          56
     Changes in assets and liabilities, net of acquisitions:
          (Increase) decrease in accounts receivable and
            notes receivable from related parties...........     1,145        (749)
          Increase in prepaid expenses......................      (736)       (908)
          Decrease in other assets..........................       664           2
          Increase in accounts payable......................    (1,816)     (1,714)
          (Decrease) increase in accrued liabilities........      (992)      3,214
                                                              --------    --------
     Net cash provided by (used in) operating activities....      (979)      2,103

Cash flows from investing activities:
     Capital expenditures...................................      (186)       (927)
     Capitalized acquisition/IPO costs......................      (858)       (691)
     Cash paid to acquire stations..........................   (20,431)    (72,029)
     Deposits for pending acquisitions......................       650          --
                                                              --------    --------
     Net cash used in investing activities..................   (20,825)    (73,647)

Cash flows from financing activities:
     Proceeds from exercise of stock options................        41         693
     Proceeds from notes payable............................    17,000          --
     Principal payments on other long-term obligations......       (55)        (92)
     Payment of debt issuance costs.........................       (75)       (284)
                                                              --------    --------
     Net cash provided by financing activities..............    16,911         317
Net decrease in cash and cash equivalents...................    (4,893)    (71,227)
Cash and cash equivalents, beginning of period..............     7,685     102,842
                                                              --------    --------
Cash and cash equivalents, end of period....................  $  2,792    $ 31,615
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

               CITADEL COMMUNICATIONS CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) General

     Citadel Communications Corporation was formed March 24, 1993 as a Nevada corporation and is a holding company which owns all of the issued and outstanding common stock of Citadel Broadcasting Company ("Citadel Broadcasting"). Citadel License, Inc. ("Citadel License") is a wholly-owned subsidiary of Citadel Broadcasting. Citadel Broadcasting and Citadel License own and operate radio stations and hold Federal Communication Commission licenses in Arkansas, California, Colorado, Idaho, Louisiana, Michigan, Montana, Nevada, New Mexico, Oregon, Pennsylvania, Rhode Island, Utah and Washington. In addition, Citadel Broadcasting owns and operates an internet service provider, offering its subscribers a variety of services, including electronic mail and access to the internet.

(2) Basis of Presentation

     The accompanying unaudited consolidated financial statements of Citadel Communications Corporation and Subsidiary (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. For further information, refer to the consolidated financial statements and notes thereto included in Citadel Communications Corporation's Annual Report on Form 10-K for the year ended December 31, 1998.

(3) Recent Transactions

     On January 4, 1999, Citadel Broadcasting acquired radio station WBHT-FM in Wilkes-Barre, Pennsylvania for a purchase price of approximately $1.3 million. The acquisition was accounted for using the purchase method of accounting. Prior to the acquisition, Citadel Broadcasting operated WBHT-FM under a local marketing agreement since July 3, 1997.

     On January 13, 1999, Citadel Broadcasting entered into an asset purchase agreement to sell substantially all of the assets of its 18 FM and 7 AM radio stations in Eugene and Medford, Oregon, Tri-Cities, Washington, Billings, Montana and Johnstown and State College, Pennsylvania for an approximate sale price of $26.0 million. The sale is expected to close in the third quarter of 1999.

     On February 9, 1999, Citadel Broadcasting acquired the assets of 62nd Street Broadcasting of Saginaw, LLC for approximately $35.0 million. The acquisition of these assets included 5 FM radio stations and 1 AM radio station in Saginaw/Bay City, Michigan. The acquisition was accounted for using the purchase method of accounting.

     On February 17, 1999, Citadel Broadcasting acquired radio stations WHYL-AM/FM in Carlisle, Pennsylvania for approximately $4.5 million. The acquisition was accounted for using the purchase method of accounting. In conjunction with this acquisition, Citadel

               CITADEL COMMUNICATIONS CORPORATION AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

Broadcasting acquired real estate used in the operation of WHYL-AM/FM for a purchase price of approximately $300,000.

     On March 2, 1999, Citadel broadcasting acquired Brainiac Services, Inc., an internet service provider, in Riverside, Rhode Island for approximately $300,000. The acquisition was accounted for using the purchase method of accounting.

     On March 17, 1999, Citadel Broadcasting acquired all of the outstanding shares of capital stock of Citywide Communications, Inc. and all of the outstanding warrants to acquire shares of capital stock of Citywide. The aggregate purchase price was approximately $31.5 million. In connection with the acquisition, Citadel Broadcasting acquired 6 FM and 3 AM radio stations in the Baton Rouge and Lafayette, Louisiana markets. The acquisition was accounted for using the purchase method of accounting.

(4) Subsequent Events

     On April 30, 1999, Citadel Broadcasting purchased radio stations KVOR-AM and KTWK-AM in Colorado Springs and radio stations KEYF-AM/FM in Spokane from Capstar Acquisition Company, Inc. ("Capstar") for an aggregate purchase price of approximately $10.0 million. In addition, Citadel Broadcasting exchanged radio station KKLI-FM in Colorado Springs for Capstar's radio station KSPZ-FM in Colorado Springs. The acquisitions will be accounted for using the purchase method of accounting.

     On April 30, 1999, Citadel Broadcasting entered into agreements to acquire all of the outstanding shares of capital stock of Fuller-Jeffrey Broadcasting Companies, Inc., which, at the time of the closing will own a total of 10 FM radio stations, in Portsmouth, New Hampshire and Portland, Maine, for an approximate purchase price of $65.3 million, which amount includes the assumption or repayment of certain outstanding indebtedness of Fuller-Jeffrey and approximately $1.8 million in payments relating to a consulting and non-competition agreement to be entered into in connection with the acquisition. The acquisition is expected to be completed in the third quarter of 1999 and will be accounted for using the purchase method of accounting.

     On January 11, 1999, Citadel Broadcasting exercised its options to purchase WKQV-FM and WKQV-AM in Wilkes-Barre/Scranton, Pennsylvania and on May 3, 1999, Citadel Broadcasting purchased WKQV-FM for approximately $1.0 million. The acquisition of WKQV-AM, having an approximate purchase price of $0.4 million, has not yet closed. Citadel Broadcasting had operated WKQV-FM and operates WKQV-AM under a local marketing agreement and a joint sales agreement, respectively, since July 3, 1997. The acquisitions will be accounted for using the purchase method of accounting.

     On May 3, 1999, Citadel Broadcasting purchased KNJY-FM in Spokane, Washington for approximately $4.2 million. The acquisition will be accounted for using the purchase method of accounting.

     On May 24, 1999, the Company adopted, subject to consummation of a proposed offering of its common stock and stockholder approval, an amendment to the Citadel Communications Corporation 1996 Equity Incentive Plan. The amendment increases the

               CITADEL COMMUNICATIONS CORPORATION AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

number of shares of common stock available under the plan to such number of shares equal to ten percent of the number of shares of the common stock issued and outstanding on a fully-diluted basis as of the closing of the proposed offering, but not including the 1,750,000 shares reserved for issuance under the Citadel Communications Corporation 1999 Long-Term Incentive Plan.

     On May 24, 1999, the Company adopted, subject to consummation of a proposed offering of its common stock and stockholder approval, the Citadel Communications Corporation 1999 Long-Term Incentive Plan, which provides for the issuance of up to 1,750,000 shares of common stock upon exercise of performance options to be granted under the plan.

LOGO
                                   ---------------------------------------------
                                   2500 One PPG Place Telephone: (412) 338-7200 Pittsburgh, Pennsylvania 15222-5401
                                                       Facsimile: (412) 338-7380

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of
  Tele-Media Broadcasting Company:

     We have audited the accompanying consolidated balance sheets of Tele-Media Broadcasting Company and its partnership interests (collectively, the "Companies" -- see Note 1) as of December 31, 1995 and 1996, and the related consolidated statements of operations, deficiency in net assets and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Companies as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

     As discussed in Note 4 to the consolidated financial statements, at December 31, 1996, the Companies were not in compliance with the terms of a debt agreement.

/s/ Deloitte & Touche LLP

March 28, 1997

LOGO

                        TELE-MEDIA BROADCASTING COMPANY
                         AND ITS PARTNERSHIP INTERESTS

                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1995 AND 1996

                                                             1995            1996
                                                         ------------    ------------
                        ASSETS
Current assets:
  Cash and cash equivalents............................  $  1,904,258    $  2,343,395
  Accounts receivable:
     Nonbarter--less allowance for doubtful accounts of
       $531,000 and $612,000...........................     4,599,032       5,262,484
  Barter--net..........................................       363,394         304,244
  Other current assets.................................       157,998         739,831
                                                         ------------    ------------
     Total current assets..............................     7,024,682       8,649,954
                                                         ------------    ------------
Property, plant and equipment:
  Land.................................................     1,372,571       1,372,571
  Buildings and improvements...........................     2,357,447       2,369,520
  Broadcasting equipment...............................    10,653,182      11,169,533
                                                         ------------    ------------
                                                           14,383,200      14,911,624
  Less accumulated depreciation........................     6,916,068       8,259,285
                                                         ------------    ------------
     Property, plant and equipment--net................     7,467,132       6,652,339
                                                         ------------    ------------
Intangibles--Net of accumulated amortization...........    29,036,404      26,904,288
                                                         ------------    ------------
Other noncurrent assets................................        95,641          16,331
                                                         ------------    ------------
                                                         $ 43,623,859    $ 42,222,912
                                                         ============    ============

       LIABILITIES AND DEFICIENCY IN NET ASSETS
Current liabilities:
  Accounts payable and other accrued expenses..........  $  1,466,387    $  2,019,269
  Accrued interest.....................................       999,880       1,895,889
  Accrued sales commissions............................       330,561         358,513
  Amounts due to affiliates--net.......................     2,057,456       2,818,179
  Current portion of long-term debt....................     3,106,208      37,528,396
                                                         ------------    ------------
     Total current liabilities.........................     7,960,492      44,620,246
                                                         ------------    ------------
Long-term liabilities:
  Long-term debt--less current portion.................    64,417,869      32,382,419
  Other................................................        32,772          31,266
                                                         ------------    ------------
     Total long-term liabilities.......................    64,450,641      32,413,685
                                                         ------------    ------------
Redeemable stock warrants..............................       750,950       1,644,000
                                                         ------------    ------------
Deficiency in net assets:
  Common stock, voting, $0.01 par value per share;
     25,000 shares authorized, 15,000 shares
     outstanding.......................................           150             150
  Common stock, nonvoting, $0.01 par value per share;
     10,000 shares authorized, none outstanding........            --              --
  Additional paid-in capital...........................     6,924,445       6,924,445
  Deficit..............................................   (36,462,819)    (43,379,614)
                                                         ------------    ------------
     Deficiency in net assets..........................   (29,538,224)    (36,455,019)
                                                         ------------    ------------
                                                         $ 43,623,859    $ 42,222,912
                                                         ============    ============

                See notes to consolidated financial statements.

                        TELE-MEDIA BROADCASTING COMPANY
                         AND ITS PARTNERSHIP INTERESTS

                      CONSOLIDATED STATEMENT OF OPERATIONS
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

                                               1994           1995           1996
                                            -----------    -----------    -----------
Revenues:
  Local advertising.......................  $17,637,256    $18,539,201    $20,968,055
  National advertising....................    4,867,471      4,957,359      4,618,104
  Barter..................................    3,561,009      3,646,290      3,451,849
  Other...................................      576,607        511,827        370,932
                                            -----------    -----------    -----------
                                             26,642,343     27,654,677     29,408,940
  Less agency commissions.................    2,648,183      2,811,738      2,984,574
                                            -----------    -----------    -----------
          Net revenues....................   23,994,160     24,842,939     26,424,366
                                            -----------    -----------    -----------
Selling, general and administrative,
  programming, barter and technical
  expenses:
     Selling..............................    4,719,103      5,154,097      5,001,176
     General and administrative...........    3,552,604      4,088,306      4,674,883
     Programming..........................    3,882,737      4,391,676      4,858,386
     Barter...............................    3,485,969      3,520,426      3,513,231
     Technical............................      176,459        224,975        245,524
                                            -----------    -----------    -----------
                                             15,816,872     17,379,480     18,293,200
                                            -----------    -----------    -----------
Operating income before management fees
  and depreciation and amortization.......    8,177,288      7,463,459      8,131,166
                                            -----------    -----------    -----------
Management fees and depreciation and
  amortization:
  Management fees--affiliates.............      844,579        741,876        804,410
  Depreciation and amortization...........    4,690,730      3,708,809      3,493,509
                                            -----------    -----------    -----------
                                              5,535,309      4,450,685      4,297,919
                                            -----------    -----------    -----------
Operating income..........................    2,641,979      3,012,774      3,833,247
Interest expense..........................    6,093,333      9,132,133     10,750,042
                                            -----------    -----------    -----------
Loss before extraordinary item............   (3,451,354)    (6,119,359)    (6,916,795)
Extraordinary item--Loss on extinguishment
  of debt.................................   (1,341,348)            --             --
                                            -----------    -----------    -----------
          Net loss........................  $(4,792,702)   $(6,119,359)   $(6,916,795)
                                            ===========    ===========    ===========

                See notes to consolidated financial statements.

                        TELE-MEDIA BROADCASTING COMPANY
                         AND ITS PARTNERSHIP INTERESTS

               CONSOLIDATED STATEMENT OF DEFICIENCY IN NET ASSETS
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

                                                             COMMON STOCK      ADDITIONAL
                                                           ----------------     PAID-IN
                                                           SHARES    AMOUNT     CAPITAL        DEFICIT
                                                           ------    ------    ----------    ------------
Balance, January 1, 1994.................................   2,000     $ 20     $7,125,383    $(25,550,758)
  Stock dividend.........................................  13,000      130           (130)             --
  Capital contributions--cash............................      --       --          1,000              --
  Distributions..........................................      --       --       (400,000)             --
  Contribution of management fees--affiliates............      --       --        198,192              --
  Net loss...............................................      --       --             --      (4,792,702)
                                                           ------     ----     ----------    ------------
Balance, December 31, 1994...............................  15,000      150      6,924,445     (30,343,460)
  Net loss...............................................      --       --             --      (6,119,359)
                                                           ------     ----     ----------    ------------
Balance, December 31, 1995...............................  15,000      150      6,924,445     (36,462,819)
  Net loss...............................................      --       --             --      (6,916,795)
                                                           ------     ----     ----------    ------------
Balance, December 31, 1996...............................  15,000     $150     $6,924,445    $(43,379,614)
                                                           ======     ====     ==========    ============

                See notes to consolidated financial statements.

                        TELE-MEDIA BROADCASTING COMPANY
                         AND ITS PARTNERSHIP INTERESTS

                      CONSOLIDATED STATEMENT OF CASH FLOWS
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

                                                                  1994           1995           1996
                                                              ------------    -----------    -----------
Cash flows from operating activities:
  Net loss..................................................  $ (4,792,702)   $(6,119,359)   $(6,916,795)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation and amortization..........................     4,690,730      3,708,809      3,493,509
     Interest deferral......................................     1,343,351      5,114,170      4,932,565
     Amortization of loan origination fees..................            --        311,916        300,795
     Management fees--affiliates............................       198,192        741,876        804,410
     Provision for losses on accounts receivable............       376,732        367,522        387,291
     Loss on write-off of intangible assets.................       159,431             --             --
     Net barter transactions................................       (75,040)      (125,864)        61,382
     Increase in fair value of redeemable stock warrants....            --             --        893,050
     Other..................................................        90,867        (36,420)       (78,760)
     Changes in operating assets and liabilities:
       Accounts receivable--nonbarter.......................      (437,520)      (938,846)    (1,050,743)
       Other current assets.................................      (249,489)       233,807       (581,833)
       Accounts payable and other accrued expenses..........       (96,561)       281,957        552,882
       Affiliates activity--net.............................     1,148,600       (407,409)       (43,687)
       Accrued interest.....................................        35,113        136,081        896,009
       Accrued sales commissions............................       (38,885)        (6,891)        27,952
                                                              ------------    -----------    -----------
          Net cash provided by operating activities.........     2,352,819      3,261,349      3,678,027
                                                              ------------    -----------    -----------
Cash flows from investing activities:
  Capital expenditures......................................      (428,423)      (520,440)      (468,631)
  Purchase of radio stations................................    (1,900,000)    (5,100,000)       (65,000)
  Other.....................................................        (4,809)         6,124          6,000
                                                              ------------    -----------    -----------
          Net cash used in investing activities.............    (2,333,232)    (5,614,316)      (527,631)
                                                              ------------    -----------    -----------
Cash flows from financing activities:
  Capital contributions.....................................         1,000             --             --
  Borrowings................................................    61,334,446      5,433,347         95,144
  Payments of long-term debt................................   (57,323,706)    (2,932,546)    (2,640,971)
  Loan origination fees and other intangible assets.........    (2,668,295)      (271,271)      (163,764)
  Sale of redeemable stock warrants.........................       750,950             --             --
  Distributions to stockholders.............................      (400,000)            --             --
  Other.....................................................       (12,180)        (2,178)        (1,668)
                                                              ------------    -----------    -----------
          Net cash provided by (used in) financing
            activities......................................     1,682,215      2,227,352     (2,711,259)
                                                              ------------    -----------    -----------
Net increase (decrease) in cash and cash equivalents........     1,701,802       (125,615)       439,137
Cash and cash equivalents, beginning of year................       328,071      2,029,873      1,904,258
                                                              ------------    -----------    -----------
Cash and cash equivalents, end of year......................  $  2,029,873    $ 1,904,258    $ 2,343,395
                                                              ============    ===========    ===========

                See notes to consolidated financial statements.

                        TELE-MEDIA BROADCASTING COMPANY
                         AND ITS PARTNERSHIP INTERESTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

1.  BASIS OF PRESENTATION AND BUSINESS

     Tele-Media Broadcasting Company (the "Company" or "TMBC") was incorporated in 1988 under the name TMZ Broadcasting Company ("TMZ"). In April 1994, TMZ changed its name to Tele-Media Broadcasting Company. Robert E. Tudek and Everett
I. Mundy each own 50% of the outstanding shares of TMBC. TMBC operates radio stations principally in midsize markets in the eastern United States and in Illinois.

     In May 1989, TMZ acquired all of the outstanding common stock of Eastern Broadcasting Company ("Eastern") and its wholly-owned subsidiaries: Lehigh Valley Broadcasting ("Lehigh"), Penn Broadcasting Corporation ("Hershey"), Providence Broadcasting Corporation ("Providence"), Quincy Communications Corporation ("Quincy") and State College Communications Corporation ("State College"). TMZ retained the assets acquired from State College and contributed the assets acquired from the remaining subsidiaries of Eastern to limited partnerships with the same names which TMZ had formed to facilitate the acquisition. TMZ owned between a 95% and 99% general partnership interest in each of the limited partnerships. With the exception of Quincy, the limited partnership interests were owned by the shareholders of TMZ and employees of the Companies (hereinafter defined). The limited partnership interest in Quincy (1%) was owned by Tele-Media Holding Corporation ("Holding"), which is owned by Messrs. Tudek and Mundy.

     In April 1993, Messrs. Tudek and Mundy formed Tele-Media Broadcasting Company of America ("America Corporation"), which purchased substantially all of the assets of two radio stations in Rhode Island, WPRO(AM) and WPRO-FM, for approximately $6 million, and in May 1993 formed Tele-Media Broadcasting Company of Johnstown/Altoona ("Johnstown/Altoona Corporation"), which purchased all of the common stock of Cambria County Broadcasting Company ("CCBC"). CCBC operated radio station WIYQ(FM). Simultaneous with the purchase, CCBC was merged into Johnstown/Altoona Corporation with Johnstown/Altoona Corporation being the surviving corporation. WIYQ(FM)'s call letters were subsequently changed to WQKK-FM.

     In April 1994, Tele-Media Broadcasting Company of Cambria County ("Cambria County Corporation") was formed by the shareholders of TMBC. Cambria County Corporation purchased substantially all of the assets of a radio station, WGLU(FM), in the Johnstown, PA market for approximately $1.9 million.

     In June 1994, the companies were restructured in order to facilitate a refinancing (see Note 4). In order to accomplish the restructuring, Tele-Media Broadcasting Operating Company Limited Partnership ("Tele-Media Operating") was formed by TMBC. Holding distributed its 1% limited partnership interest in Quincy to the shareholders of TMBC. TMBC contributed its general partnership interests in Lehigh, Hershey, Providence and Quincy to Tele-Media Operating. The shareholders of TMBC contributed all of their limited partnership interests in Lehigh, Hershey and Quincy to TMBC. TMBC contributed all of its limited partnership interest in Lehigh and all but 1% of its limited partnership interest in Hershey and Quincy to Tele-Media Operating. These limited partnership interests were, by

                        TELE-MEDIA BROADCASTING COMPANY
                         AND ITS PARTNERSHIP INTERESTS

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

virtue of an amendment to the respective partnership agreements, converted into general partnership interests. Tele-Media Broadcasting Company of America Limited Partnership ("America LP"), Tele-Media Broadcasting Company of Johnstown/Altoona Limited Partnership ("Johnstown/Altoona LP"), Tele-Media Broadcasting Company of State College Limited Partnership ("State College LP") and Tele-Media Broadcasting Company of Cambria County Limited Partnership ("Cambria County LP") were formed by Tele-Media Operating, and America Corporation, Johnstown/Altoona Corporation and Cambria County Corporation were merged with and into TMBC and the assets were then contributed to Tele-Media Operating which in turn conveyed them to the limited partnerships by the same names. TMBC then transferred all of the assets acquired in the State College acquisition to Tele-Media Operating which in turn conveyed them to State College LP.

     After the restructuring, TMBC owned a 99% general partnership interest in Tele-Media Operating, and Tele-Media Operating owned between a 95% and 99% general partnership interest in the following limited partnerships: Lehigh, Hershey, Providence, Quincy, State College LP, America LP, Johnstown/Altoona LP and Cambria County LP (collectively, the "Companies").

     In March 1995, Quincy purchased substantially all of the assets of WZLZ-FM for approximately $367,000 and the call letters were subsequently changed to WMOS-FM. This acquisition was financed primarily with unsecured seller debt.

     During 1994, Tele-Media Operating formed Tele-Media Broadcasting Company of York Limited Partnership ("York LP"), of which Tele-Media Operating is 99% general partner and TMBC is 1% limited partner. On May 1, 1995, the Companies entered into Local Marketing Agreements ("LMAs") to operate WQXA-AM, WQXA-FM and WIKN-FM. In November 1995, York LP acquired substantially all the assets of WQXA-AM and WQXA-FM for approximately $5 million. This acquisition was financed with additional borrowings under the Amended Loan Agreement (see Note 4).

     On August 1, 1996, the Companies entered into an LMA to operate WBLF-AM. In October 1996, State College LP acquired substantially all the assets of WBLF-AM for approximately $215,000 (including forgiveness of a note receivable from the seller and cash paid of $65,000).

     During 1996, Tele-Media Operating formed Tele-Media Broadcasting Company of Wilkes Barre/Scranton Limited Partnership ("Wilkes Barre LP") of which Tele-Media Operating is 99% general partner and TMBC is 1% limited partner. On August 1, 1996 Wilkes Barre LP entered into an asset purchase agreement to acquire WAZL-AM and WZMT-FM and entered into an LMA to operate the stations. On December 1, 1996, TMBC entered into an asset purchase agreement to acquire WARM-AM and WMGS-FM along with the rights to purchase options for WBHT-FM, WKQV-FM and WKQV-AM, all of which are located in the Wilkes-Barre market, and which were being operated under LMAs and Joint Sales Agreements ("JSA's"). Subsequent to December 31, 1996, the Company consummated the acquisition of the assets of WAZL-AM and WZMT-FM for approximately $3.5 million, which was financed with borrowings under the Amended Loan Agreement. The Company expects to consummate the acquisition of the assets of WARM-AM and WMGS-FM in 1997

                        TELE-MEDIA BROADCASTING COMPANY
                         AND ITS PARTNERSHIP INTERESTS

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

for approximately $11 million to be financed through additional borrowings under the Amended Loan Agreement. The Company has made a nonrefundable escrow deposit of $550,000 related to this acquisition. The escrow deposit is included in other current assets and will be a reduction of the purchase price or, in the event the acquisition is not consummated, paid to the seller.

     The accompanying consolidated financial statements include the accounts of TMBC and its partnership interests, including the acquisition of businesses from their respective dates of purchase. All of the aforementioned acquisitions were accounted for under the purchase method, and as such, the purchase price is allocated among the assets and liabilities purchased based on their relative fair market values at the date of acquisition. All material intercompany transactions and balances have been eliminated in the consolidated financial statements.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Cash and Cash Equivalents--For purposes of the consolidated statements of cash flows, the Companies consider highly liquid investments with original maturities of three months or less to be cash equivalents.

     b. Property, Plant and Equipment--Property, plant and equipment, carried at cost, is depreciated over the estimated useful lives of the related assets, principally five to ten years. Depreciation is computed on the straight-line method for financial statement purposes and on accelerated methods for federal income tax purposes. Depreciation expense totaled $1,446,000, $1,499,000 and $1,358,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

     c. Intangibles--Broadcast licenses are amortized over 20 years. Loan origination fees and non-compete agreements are amortized over the terms of the related agreements, and organization costs are amortized over five years. The Companies write-off these assets and related accumulated amortization when the assets become fully amortized.

     d. Impairment of Long-Lived Assets--Management of the Companies reviews long-lived assets (including property, plant and equipment and intangibles) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management considers the undiscounted cash flow expected to be generated by the use of the asset and its eventual disposition to determine when, and if, an impairment has occurred. Any write-downs due to impairment are charged to operations at the time the impairment is identified. During the year ended December 31, 1994, the Company wrote-off loan origination fees with a net carrying value of approximately $159,000 due to a refinancing of the debt. There were no such write-downs required in 1995 or 1996.

     e. Income Taxes--No provision for income taxes has been made for the taxable income of the partnerships included in the consolidated financial statements as income taxes are the responsibility of the partners. TMBC has Subchapter S status for federal income tax purposes and, therefore, the shareholders, rather than the Company, have the responsibility for federal

                        TELE-MEDIA BROADCASTING COMPANY
                         AND ITS PARTNERSHIP INTERESTS

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

income taxes and for state income taxes in those states that recognize the equivalent of Subchapter S status.

     f. Revenue Recognition--Revenue is recognized as commercials are broadcast. The Companies also enter into barter transactions in which advertising time is traded for merchandise or services used principally for promotional and other business purposes. Barter revenue is recorded as commercials are broadcast at the estimated fair value of the air time. If merchandise or services are received prior to the broadcast of commercials, recognition of the related revenue is deferred and recognized as the commercials are broadcast.

     g. Reclassifications--Certain reclassifications have been made to the 1994 and 1995 consolidated financial statements in order to conform to the 1996 presentation.

     h. Use of Estimates in Preparation of the Consolidated Financial Statements--The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     i. Local Marketing Agreements and Joint Sales Agreements--The Companies use property, plant and equipment of the radio stations operated under LMAs and JSAs in exchange for a fee. Under provisions of the Company's LMAs and JSAs, the expenses of operating the stations (other than depreciation or amortization of assets) are the obligations of the Companies, and they are entitled to the revenues generated by the stations. Revenues and expenses related to these agreements are reflected in the consolidated statements of operations. The Companies have recorded fees in respect to these agreements of $63,750 for the year ended December 31, 1996 within general and administrative expenses on the consolidated statement of operations. No such costs were incurred in 1994 or 1995.

3.  INTANGIBLES

     Intangibles consist of the following:

                                             1995           1996
                                          -----------    -----------
Broadcast licenses......................  $36,389,881    $36,440,231
Non-compete agreements..................    1,487,500        265,000
Loan origination fees...................    2,854,888      2,937,340
Organization costs......................      250,387        284,633
                                          -----------    -----------
                                           40,982,656     39,927,204
Less accumulated amortization...........   11,946,252     13,022,916
                                          -----------    -----------
                                          $29,036,404    $26,904,288
                                          ===========    ===========

                        TELE-MEDIA BROADCASTING COMPANY
                         AND ITS PARTNERSHIP INTERESTS

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  LONG-TERM DEBT AND REDEEMABLE STOCK WARRANTS

     Long-term debt consists of the following:

                                           1995             1996
                                        -----------      -----------
Senior:
  Borrowings under Amended Loan
     Agreement........................  $36,383,700      $33,935,700
  Discount Notes......................   30,698,371       35,630,986
Other.................................      442,006          344,129
                                        -----------      -----------
                                         67,524,077       69,910,815
Less current portion..................    3,106,208       37,528,396
                                        -----------      -----------
                                        $64,417,869      $32,382,419
                                        ===========      ===========

     The significant provisions of the Amended and Restated Loan Agreement dated February 26, 1997 (the "Amended Loan Agreement"), Senior Discount Notes (the "Notes"), and the Redeemable Stock Warrants (the "Warrants") are discussed below. The debt arrangements discussed in the preceding sentence were entered into in connection with a refinancing in June 1994 of substantially all of the debt then outstanding, resulting in an extraordinary loss on the extinguishment thereof of approximately $1,341,000 during the year ended December 31, 1994.

AMENDED LOAN AGREEMENT

     The Amended Loan Agreement permits borrowings of up to approximately $49 million. The remaining permitted borrowings under the Amended Loan Agreement ($16 million at February 26, 1997) were provided to finance the 1997 planned acquisitions described in Note 1. The Amended Loan Agreement modified principal and interest payments, and certain financial covenants and requires the payment of additional fees to the Lender of $250,000 in 1997 and 1998 in the event of a failure to meet the leverage covenant in either year. Prior to the amendment on February 26, 1997, and at December 31, 1996, the Companies were not in compliance with the provisions of the loan agreement then in effect.

     Principal is payable in quarterly installments with any remaining principal due April 1999. The Lender has the option to require the Companies to make an additional principal payment of up to approximately $8.9 million in 1997 and $21.4 million in 1998. Prior to the date of the Amended Loan Agreement, interest was payable quarterly at the prime rate plus 2%, or at the Companies' option, LIBOR plus 4.75%. At December 31, 1996, the interest rate was 10.25% (prime plus 2%). The Amended Loan Agreement requires interest payments quarterly. Interest under the Amended Loan Agreement is charged at the prime rate plus 2%, or at the Companies' option, LIBOR plus 4.5%, on borrowings up to approximately $44 million; interest on the next $5 million borrowed will be charged at the prime rate plus 3.75%. The Amended Loan Agreement requires the Companies to enter into a two year interest hedge contract on or before September 30, 1997 in a notional amount not less than $25 million, providing protection should the prime rate exceed the prime rate at the date the

                        TELE-MEDIA BROADCASTING COMPANY
                         AND ITS PARTNERSHIP INTERESTS

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

interest hedge contract is entered into by 2.5%. A penalty of between 2% and 4% is assessed on any principal prepayment.

     Borrowings under the Amended Loan Agreement are collateralized by substantially all of the assets and partnership interests of Tele-Media Operating and its partnerships. The Amended Loan Agreement provides for, among other things, limitations on distributions, indebtedness, mergers, sale and purchase of assets, capital expenditures, payment of management fees and payment of interest on the Notes, and requires the achievement of certain minimum cash flow amounts.

SENIOR DISCOUNT NOTES

     The Notes are due June 15, 2004 and were issued with an original issue discount based on an interest rate of 16%. TMBC did not make interest payments on the Notes due June 15, 1995, December 15, 1995 and June 15, 1996 and did not consummate the Exchange Offer by the date as set forth in the original Registration Rights Agreement (as defined below). Consequently, TMBC and the Note holders amended the existing agreements to convert the amount of cash interest payments then due ($2,509,000) plus penalties of approximately $1,260,000 to notes payable and, in consideration of the conversion, the Note holders waived TMBC's default. Under the terms of the Note Agreement, as amended to include the notes issued in 1995 and 1996, interest of approximately $920,000 is payable semi-annually through June 15, 1999, and the remainder of the interest is deferred and added to principal. After June 15, 1999, semi-annual interest payments will be made at an annual rate of 16% of the accreted value of the Notes. The accreted value of the Notes will approximate $47,811,000 at June 15, 1999.

     TMBC did not make the required interest payment of $920,585 on the Notes which was due on December 15, 1996, and consequently it is in default of the Note Agreement. The holders of the Notes have the right to require immediate payment of all amounts due under the Note Agreement. The total amount due under the Note Agreement at December 31, 1996, which is classified as a current obligation, was $35,630,986. The shareholders of TMBC have negotiated an agreement to sell their stock in the Company. As part of the transaction, the holders of the Notes will be paid an amount sufficient to satisfy all outstanding claims against TMBC, including settlement of claims relating to the redeemable stock warrants discussed below (see Note 6). In the event the sale is not consummated, TMBC plans to enter into discussions with the Note holders to convert the delinquent amount, plus any penalties, into a note payable. If the Note holders refuse to agree to the conversion or another acceptable alternative, TMBC intends to search for replacement financing.

     Payment under the Notes is restricted by the Amended Loan Agreement. Redemption of the Notes prior to their scheduled maturity is subject to prepayment premiums. If a Qualified Public Offering is consummated by June 15, 1999, the Notes may be redeemed at TMBC's option for between 110% to 120% of the Accreted Value of the Notes. After June 15, 1999, the Notes may be redeemed at TMBC's option for $47,811,000 plus a premium of up to 8%, which declines ratably through the date of maturity. In addition, if a Change of Control

                        TELE-MEDIA BROADCASTING COMPANY
                         AND ITS PARTNERSHIP INTERESTS

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

occurs, the Note holders have the option to require TMBC to repurchase the Notes at 101% of the Accreted Value.

     The Notes are unsecured and restrict, among other things, the declaration or payment of any dividends or any other distributions to shareholders, the incurrence of additional debt, transactions with affiliates, payment of management fees, formation of additional subsidiaries, mergers, sales of assets and capital expenditures. Pursuant to a Registration Rights Agreement between TMBC and the Purchasers, TMBC filed an Exchange Offer Registration Statement (the "Registration Statement") with the Securities and Exchange Commission on September 19, 1994. Under the terms of the Exchange Offer the holders of the Notes may exchange the Old Notes for New Notes with identical terms, except that the New Notes may be offered for resale, be resold or otherwise transferred, under certain conditions by the holders without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933. Pursuant to the terms of the Registration Rights Agreement, as amended, if the Registration Statement does not become effective by May 1, 1997, additional interest of 1% per annum will be charged from May 1, 1997 through December 1, 1997 and increase
 .5% each six months thereafter, not to exceed an aggregate of 5% based on the Accreted Value of the Notes until the Registration Statement becomes effective.

REDEEMABLE STOCK WARRANTS

     The Warrants are exercisable at no additional cost to the Note holders for between 3,750 and 5,290 shares of non-voting common stock representing 20% to 26% of the equity of TMBC, based on the achievement of certain levels of Operating Cash Flow. The Warrant agreement provides registration rights to the holders and restricts, among other things, the incurrence of additional debt, payment of management fees, formation of additional subsidiaries, mergers, sale of assets and distributions to stockholders. In addition, the Warrant holders have put rights during the period from January 1, 2000 through March 31, 2000 or upon a Change of Control, to require TMBC to redeem the Warrants for cash at fair value.

     The Warrants expire June 9, 2004 and are exercisable at any time on or after January 1, 2000, or upon the occurrence of any of the following: the conversion of TMBC to a Subchapter C corporation for federal income tax purposes; an Initial Public Offering; a merger where TMBC is not the surviving entity; a sale, lease, transfer or other disposition of all or substantially all of the assets of TMBC or its subsidiaries; a liquidation or dissolution of TMBC; or if Messrs. Tudek and Mundy own less than 50% of TMBC or a successor company.

     Holders of the non-voting common stock will enter into a Registration Rights Agreement providing them with unlimited piggy-back registration rights and the right to participate in any Initial Public Offering. The non-voting stock is convertible into voting common stock in connection with the sale of shares in a public offering, in a brokers' transaction pursuant to Rule 144 under the Securities Act of 1933, and if, after conversion, the shareholder would own 4.9% or less of the common stock. TMBC has reserved 10,000 shares of non-voting stock and 10,000 shares of voting stock for exercise of the Warrants.

                        TELE-MEDIA BROADCASTING COMPANY
                         AND ITS PARTNERSHIP INTERESTS

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     TMBC estimated the redemption price of the warrants at December 31, 1995 and 1996 as $750,950 and $7,000,000, respectively. Increases in the redemption price are accounted for prospectively as an adjustment to periodic interest expense from the date of the increase to January 1, 2000, the earliest date the put can be exercised. The accreted value of the Warrants at December 31, 1995 and 1996, was $750,950 and $1,644,000, respectively, resulting in a charge to interest expense for the year ended December 31, 1996 of $893,050. There was no adjustment to interest expense for the years ended December 31, 1994 and 1995.

     Minimum scheduled maturities of long-term debt during the next five years considering the Amended Loan Agreement and the classification of the Notes as a current liability resulting from the default are as follows:

1997..................................................  $37,528,000
1998..................................................    2,595,000
1999..................................................   33,744,000
2000..................................................       19,000
2001..................................................        3,000

     Interest paid on all debt in 1994, 1995 and 1996 was approximately $4,616,000, $3,570,000 and $3,750,000, respectively.

5.  OPERATING AGREEMENT WITH AFFILIATE

     Under terms of an operating agreement entered into in June 1994, Tele-Media Corporation of Delaware (an affiliate) ("Tele-Media Delaware") provides certain management and technical services to the Companies and charges a management fee of 3.5% of revenues. Payment of the management fee is restricted by the Notes and the Amended Loan Agreement. The operating agreement expires on June 9, 2004 and continues from year-to-year thereafter unless either party gives written notice to the other at least 30 days in advance of an expiration date.

     Prior to the June 1994 operating agreement discussed above, Tele-Media Delaware charged a management fee ranging from 3.5% to 7% of revenues. As required by the provisions of the debt arrangements then outstanding as discussed in Note 4, Messrs. Tudek and Mundy assumed responsibility for the payment of certain management fees in 1994. The liabilities assumed by Messrs. Tudek and Mundy are treated as additional paid-in capital in the consolidated financial statements.

6.  CONTINGENCIES AND COMMITMENTS

     In 1995, TMBC and its shareholders entered into a nonbinding letter of intent to sell the stock of TMBC. TMBC terminated the letter of intent and the proposed buyer filed suit for damages and specific performance. A motion to dismiss the suit was heard in early 1996 and the court ruled to dismiss a majority of the claims, including those for specific performance, as no definitive agreement had been reached for sale of the stock. On March 28, 1997, the shareholders of TMBC executed an agreement to sell the stock of the Company to the plaintiff in this suit. As part of this transaction, the suit was dismissed with prejudice, and

                        TELE-MEDIA BROADCASTING COMPANY
                         AND ITS PARTNERSHIP INTERESTS

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

upon motion of the parties, the dismissal of the suit was approved by the court. As a result of the suit's dismissal, this action cannot again be filed by the plaintiff.

     General and administrative expenses for the year ended December 31, 1995 and 1996 include approximately $274,000 and $260,000, respectively, of legal expenses incurred relating to the defense of the lawsuit and the proposed sale.

     The shareholders have agreed to pay 5.5% of the net proceeds from a sale of their stock to two key members of management.

                                  * * * * * *

                        TELE-MEDIA BROADCASTING COMPANY
                         AND ITS PARTNERSHIP INTERESTS

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1997

                                  ASSETS
Current assets:
  Cash and cash equivalents.................................  $  3,708,373
  Accounts receivable:
     Nonbarter--less allowance for doubtful accounts of
      $800,000..............................................     5,447,842
     Barter--net............................................       303,749
  Other current assets......................................       303,620
                                                              ------------
          Total current assets..............................     9,763,584
                                                              ------------
Property, plant and equipment--net..........................     8,436,165
                                                              ------------
Intangibles--net............................................    38,326,412
                                                              ------------
Other noncurrent assets.....................................        16,331
                                                              ------------
                                                              $ 56,542,492
                                                              ============

                 LIABILITIES AND DEFICIENCY IN NET ASSETS

Current liabilities:
  Accounts payable and other accrued expenses...............  $  1,514,622
  Accrued interest..........................................     2,969,594
  Amounts due to affiliates--net............................     4,159,152
  Current portion of long-term debt.........................    39,491,064
                                                              ------------
          Total current liabilities.........................    48,134,432
                                                              ------------
Long-term liabilities:
  Long-term debt--less current portion......................    47,306,734
  Other.....................................................        31,266
                                                              ------------
          Total long-term liabilities.......................    47,338,000
                                                              ------------
Redeemable stock warrants...................................     7,000,000
                                                              ------------
Deficiency in net assets:
  Common stock, voting, $0.01 par value per share; 25,000
     shares authorized, 15,000 shares outstanding...........           150
  Common stock, nonvoting, $0.01 par value per share; 10,000
     shares authorized, none outstanding....................            --
  Additional paid-in capital................................     6,924,445
  Deficit...................................................   (52,854,535)
                                                              ------------
          Deficiency in net assets..........................   (45,929,940)
                                                              ------------
                                                              $ 56,542,492
                                                              ============

      See notes to unaudited condensed consolidated financial statements.

                        TELE-MEDIA BROADCASTING COMPANY
                         AND ITS PARTNERSHIP INTERESTS

                  UNAUDITED CONDENSED CONSOLIDATED STATEMENTS
                      OF OPERATIONS AND CHANGES IN DEFICIT
                FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997

                                                             1996            1997
                                                         ------------    ------------
Revenues:
  Local advertising....................................  $  9,323,963    $ 12,557,493
  National advertising.................................     2,052,723       2,710,273
  Barter...............................................     1,697,415       2,357,519
  Other................................................       222,507         339,431
                                                         ------------    ------------
                                                           13,296,608      17,964,716
  Less agency commissions..............................     1,346,551       1,723,832
                                                         ------------    ------------
          Net revenues.................................    11,950,057      16,240,884
                                                         ------------    ------------
Selling, general and administrative, programming,
  barter and technical expenses:
  Selling..............................................     2,441,926       3,287,451
  General and administrative...........................     2,008,273       3,366,246
  Programming..........................................     2,337,296       3,491,639
  Barter...............................................     1,697,415       2,357,519
  Technical............................................       127,977         176,110
                                                         ------------    ------------
                                                            8,612,887      12,678,965
                                                         ------------    ------------
Operating income before management fees and
  depreciation and amortization........................     3,337,170       3,561,919
                                                         ------------    ------------
Management fees and depreciation and amortization:
  Management fees--affiliates..........................       358,113         454,258
  Depreciation and amortization........................     2,092,858       2,207,660
                                                         ------------    ------------
                                                            2,450,971       2,661,918
                                                         ------------    ------------
Operating income.......................................       886,199         900,001
Interest expense.......................................     4,955,734      10,374,922
                                                         ------------    ------------
Net loss...............................................    (4,069,535)     (9,474,921)
Deficit, beginning of period...........................   (36,462,819)    (43,379,614)
                                                         ------------    ------------
Deficit, end of period.................................  $(40,532,354)   $(52,854,535)
                                                         ============    ============

      See notes to unaudited condensed consolidated financial statements.

                        TELE-MEDIA BROADCASTING COMPANY
                         AND ITS PARTNERSHIP INTERESTS

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997

                                                             1996            1997
                                                          -----------    ------------
Cash flows from operating activities:
  Net loss..............................................  $(4,069,535)   $ (9,474,921)
  Adjustments to reconcile net loss to net cash provided
     by operating activities:
     Depreciation and amortization......................    2,092,858       2,207,660
     Interest deferral..................................    3,012,406       1,975,012
     Management fees--affiliates........................      358,113         454,258
     Provision for losses on accounts receivable........      158,144         305,581
     Increase in fair value of redeemable stock
       warrants.........................................           --       5,356,000
                                                          -----------    ------------
     Other..............................................          849             335
     Changes in operating assets and liabilities:
       Accounts receivable--nonbarter...................       (6,589)       (490,939)
       Other current assets.............................     (115,852)       (114,795)
       Accounts payable and other accrued expenses......     (587,980)       (863,160)
       Affiliates activity--net.........................     (135,961)        886,715
       Accrued interest.................................      478,336       1,073,705
                                                          -----------    ------------
          Net cash provided by operating activities.....    1,184,789       1,315,451
                                                          -----------    ------------
Cash flows from investing activities:
  Capital expenditures..................................     (255,344)       (227,926)
  Purchase of radio stations............................           --     (14,170,000)
  Other.................................................        2,500           1,500
                                                          -----------    ------------
          Net cash used in investing activities.........     (252,844)    (14,396,426)
                                                          -----------    ------------
Cash flows from financing activities:
  Borrowings............................................       79,361      16,000,000
  Payments of long-term debt............................   (1,575,046)     (1,408,350)
  Loan origination fees and other intangible assets.....      (25,000)       (145,334)
  Other.................................................       (1,714)           (363)
                                                          -----------    ------------
          Net cash provided by (used in) financing
            activities..................................   (1,522,399)     14,445,953
                                                          -----------    ------------
Net increase (decrease) in cash and cash equivalents....     (590,454)      1,364,978
Cash and cash equivalents, beginning of period..........    1,904,258       2,343,395
                                                          -----------    ------------
Cash and cash equivalents, end of period................  $ 1,313,804    $  3,708,373
                                                          ===========    ============

                See notes to consolidated financial statements.

                        TELE-MEDIA BROADCASTING COMPANY
                         AND ITS PARTNERSHIP INTERESTS

                          NOTES TO UNAUDITED CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997

1.  BASIS OF PRESENTATION

     The condensed consolidated balance sheet as of June 30, 1997 and the condensed consolidated statements of operations and changes in deficit and cash flows for the six month periods ended June 30, 1996 and 1997 are unaudited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation for the periods presented have been included. These interim unaudited condensed consolidated financial statements for 1996 and 1997 should be read in conjunction with the audited consolidated financial statements and notes thereto. The consolidated results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year.

2.  BUSINESS ACQUISITIONS

     On February 27, 1997, the Company purchased substantially all of the assets of two radio stations in the Wilkes-Barre/Scranton, Pennsylvania market for approximately $3,400,000. The acquisition was accounted for under the purchase method, with approximately $500,000 allocated to property, plant and equipment and approximately $2,900,000 allocated to intangibles.

     On April 18, 1997, the Company closed the acquisition of two additional radio stations in the Wilkes-Barre/Scranton, Pennsylvania market for approximately $11,000,000. The acquisition was financed by $12,000,000 of additional borrowings under the Amended Loan Agreement. The acquisition was accounted for under the purchase method, with approximately $1,722,000 allocated to property, plant and equipment and approximately $9,278,000 allocated to intangibles.

     On May 5, 1997, the Company closed the acquisition of a radio station in the Quincy, Illinois market for approximately $345,000. The acquisition was financed primarily by an unsecured seller note and assumption of capital leases. The acquisition was accounted for under the purchase method, with approximately $148,000 allocated to property and equipment and approximately $197,000 allocated to intangibles.

3.  SUBSEQUENT EVENTS

     On July 3, 1997, all of the issued and outstanding stock of the Company was acquired by Citadel Broadcasting Company, a subsidiary of Citadel Communications Corporation for approximately $114,400,000. In connection with the acquisition by Citadel Broadcasting Company, a Change of Control occurred. The Change of Control has a material effect on the financial statements due to the change in the earliest put date of the redeemable stock warrants. The Warrant holders have put rights as of January 1, 2000 or upon a Change of Control. TMBC estimated the redemption price of the warrants at December 31, 1996 as $7,000,000, and the accreted value of the warrants at December 31, 1996 was $1,644,000. Previously, increases in the redemption price were accounted for prospectively as an adjustment to periodic interest expense from the date of the increase to January 1, 2000, the earliest date the put could be exercised. However, due to the Change of Control on July 3, 1997, the earliest put date is July 3, 1997 and the warrants must be accreted to their full value by this time. The accreted value of the warrants at December 31, 1996 was $1,644,000, thus resulting in a charge to interest expense of $5,356,000 during the six months ended June 30, 1997 to accrete the warrants to their $7,000,000 redemption price.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Fuller-Jeffrey Broadcasting Companies, Inc.:

     We have audited the accompanying consolidated balance sheet of Fuller-Jeffrey Broadcasting Companies, Inc. and subsidiaries (the Company) as of December 31, 1998, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fuller-Jeffrey Broadcasting Companies, Inc. and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ KPMG LLP

April 7, 1999, except as to note 11,
which is as of April 30, 1999

                          FULLER-JEFFREY BROADCASTING
                        COMPANIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,     MARCH 31,
                                                                  1998           1999
                                                              ------------    -----------
                                                                              (UNAUDITED)
                      ASSETS (NOTE 4)

Current assets:
  Cash......................................................  $    588,155        608,435
  Receivables:
     Accounts receivable, net of allowance for doubtful
      accounts of $192,000 in 1998 and $209,793 as of March
      31, 1999..............................................     2,501,189      2,156,123
     Other..................................................       248,342         96,293
                                                              ------------    -----------
          Total receivables.................................     2,749,531      2,252,416
  Prepaid expenses..........................................       220,547        255,977
  Deferred tax assets (note 6)..............................       270,856        245,946
                                                              ------------    -----------
          Total current assets..............................     3,829,089      3,362,774
                                                              ------------    -----------
Property, plant, and equipment:
  Land and improvements.....................................       660,597        660,597
  Buildings and improvements................................       870,394        907,831
  Equipment, antenna systems and furnishings................     5,635,500      5,816,466
  Construction in progress..................................       746,940      1,094,136
                                                              ------------    -----------
                                                                 7,913,431      8,479,030
  Less accumulated depreciation and amortization............    (3,699,952)    (3,828,534)
                                                              ------------    -----------
          Net property, plant and equipment.................     4,213,479      4,650,496
                                                              ------------    -----------
Other assets:
  Due from officers, stockholders and employees.............        55,000         35,000
  Deposits and other assets.................................       345,747        369,563
  Intangible assets, net (notes 2 and 8)....................     5,700,247      5,587,977
  Deferred tax assets (note 6)..............................       841,707        693,177
                                                              ------------    -----------
                                                              $ 14,985,269     14,698,987
                                                              ============    ===========
          LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
  Current installments of long-term debt (note 4)...........  $  1,158,822      1,132,983
  Accounts payable..........................................       668,643        683,425
  Due to related parties (note 5)...........................        74,827        254,827
  Deferred revenue (note 3).................................       450,000        368,333
  Accrued expenses:
     Salaries and other.....................................       652,941        542,970
     Interest...............................................        65,333         72,333
                                                              ------------    -----------
          Total current liabilities.........................     3,070,566      3,054,871
Long-term debt (note 4).....................................    14,408,918     14,130,906
Due to related parties (note 5).............................       487,156        294,304
Deferred revenue (note 3)...................................       500,000        425,000
                                                              ------------    -----------
          Total liabilities.................................    18,466,640     17,905,081
                                                              ------------    -----------
Stockholders' deficit:
  Common stock, par value $1 per share, authorized 100,000
     shares; issued and outstanding 45,000 shares (note
     10)....................................................        45,000         45,000
  Retained deficit..........................................    (2,526,371)    (2,251,094)
                                                              ------------    -----------
                                                                (2,481,371)    (2,206,094)
  Less treasury stock, 15,000 shares at cost................    (1,000,000)    (1,000,000)
                                                              ------------    -----------
Total stockholders' deficiency..............................    (3,481,371)    (3,206,094)
Commitments and contingencies (notes 4, 9 and 11)
                                                              ------------    -----------
                                                              $ 14,985,269     14,698,987
                                                              ============    ===========

See accompanying notes to consolidated financial statements.

                          FULLER-JEFFREY BROADCASTING
                        COMPANIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          THREE MONTHS ENDED
                                                       YEAR ENDED             MARCH 31,
                                                      DECEMBER 31,    --------------------------
                                                          1998           1998           1999
                                                      ------------    -----------    -----------
                                                                      (UNAUDITED)    (UNAUDITED)
Revenue:
  Local sales.......................................  $11,625,852      2,319,480      2,641,483
  National sales....................................    2,404,837        381,006        507,619
  Other income......................................      298,911         32,718         26,445
                                                      -----------     ----------     ----------
                                                       14,329,600      2,733,204      3,175,547
  Less agency commissions...........................    1,884,123        346,953        388,130
                                                      -----------     ----------     ----------
     Net revenue excluding trade revenue............   12,445,477      2,386,251      2,787,417
                                                      -----------     ----------     ----------
Operating expenses:
  Technical.........................................      546,576        123,545        148,030
  Programming.......................................    1,819,215        419,824        467,607
  Promotional.......................................      506,229         68,243         75,885
  Selling...........................................    2,085,844        432,224        564,837
  General and administrative........................    3,469,174        758,298        836,281
                                                      -----------     ----------     ----------
                                                        8,427,038      1,802,134      2,092,640
                                                      -----------     ----------     ----------
     Gross margin from broadcasting activities,
       excluding trades.............................    4,018,439        584,117        694,777
                                                      -----------     ----------     ----------
Other operating expense (income):
  Depreciation and amortization (note 2)............    1,006,148        185,906        231,763
  Noncompete expense (note 2).......................      142,143         24,894         21,563
  Noncompete income.................................     (626,667)      (156,667)      (156,667)
                                                      -----------     ----------     ----------
     Other operating expense, net...................      521,624         54,133         96,659
                                                      -----------     ----------     ----------
     Net operating income before trades.............    3,496,815        529,984        598,118
                                                      -----------     ----------     ----------
Trade revenue.......................................    1,196,257        260,311        353,183
Trade expense.......................................   (1,093,491)      (215,318)      (256,591)
                                                      -----------     ----------     ----------
     Net trade revenue..............................      102,766         44,993         96,592
                                                      -----------     ----------     ----------
     Net operating income...........................    3,599,581        574,977        694,710
Interest income.....................................           --             --             --
Interest expense (note 4)...........................   (1,399,236)      (358,355)      (315,334)
(Loss) gain on sale of assets.......................           --         (2,779)       140,000
Other financing costs...............................     (296,000)            --        (49,039)
                                                      -----------     ----------     ----------
     Income before income taxes.....................    1,904,345        213,843        470,337
Income tax expense (benefit) (note 6)...............      (54,765)        16,686        195,060
                                                      -----------     ----------     ----------
     Net income.....................................  $ 1,959,110        197,157        275,277
                                                      ===========     ==========     ==========

See accompanying notes to consolidated financial statements.

                          FULLER-JEFFREY BROADCASTING
                        COMPANIES, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY

                          YEAR ENDED DECEMBER 31, 1998

                                       COMMON      RETAINED       TREASURY
                                        STOCK       DEFICIT         STOCK          TOTAL
                                       -------    -----------    -----------    -----------
Balance, December 31, 1997...........  45,000      (4,485,481)    (1,000,000)    (5,440,481)
  Net income for year................      --       1,959,110             --      1,959,110
                                       -------    -----------    -----------    -----------
Balance, December 31, 1998...........  $45,000     (2,526,371)    (1,000,000)    (3,481,371)
                                       =======    ===========    ===========    ===========

See accompanying notes to consolidated financial statements.

                          FULLER-JEFFREY BROADCASTING
                        COMPANIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       THREE MONTHS ENDED
                                                    YEAR ENDED             MARCH 31,
                                                   DECEMBER 31,    --------------------------
                                                       1998           1998           1999
                                                   ------------    -----------    -----------
                                                                   (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net income.....................................  $ 1,959,110        197,157        275,277
  Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization.............    1,006,148        185,906        231,763
       Amortization of discount on note
          receivable.............................           --             --             --
       Provision for bad debts...................      107,575         29,019         17,793
       Noncompete income.........................     (626,667)      (156,667)      (156,667)
       Noncompete expense........................      142,143         24,894         21,563
       Net trade expense (revenue)...............     (102,766)       (44,993)       (96,592)
       Loss (gain) on sale of assets.............           --          2,779       (140,000)
       Decrease (increase) in deferred tax
          assets.................................     (173,423)        11,686        173,440
       Change in assets and liabilities net of
          effect of station sales:
          Receivables............................     (430,318)       609,616        575,914
          Prepaid expenses and other assets......     (117,831)      (292,913)       (71,720)
          Accounts payable.......................      151,843       (377,888)        14,782
          Accrued expenses.......................      (66,520)       (77,353)      (102,971)
                                                   -----------      ---------      ---------
             Total adjustments...................     (109,816)       (85,914)       467,305
                                                   -----------      ---------      ---------
             Net cash provided by operating
               activities........................    1,849,294        111,243        742,582
                                                   -----------      ---------      ---------
Cash flows from investing activities:
  Capital expenditures...........................   (1,188,926)      (249,992)      (565,599)
  Loans collected from officers and employees....           --             --         20,000
  Loans made to officers and employees...........      (40,000)            --             --
  Loans collected from unrelated parties.........           --             --             --
  Purchases of stations..........................   (3,341,580)            --             --
  Deposit for pending station acquisition........      (10,000)            --             --
  Payments of organization costs.................           --             --             --
  Costs incurred for non-compete agreement.......       (1,000)            --             --
  Proceeds from sale of assets...................           --             --        140,000
                                                   -----------      ---------      ---------
             Net cash used in investing
               activities........................   (4,581,506)      (249,992)      (405,599)
                                                   -----------      ---------      ---------

                          FULLER-JEFFREY BROADCASTING
                        COMPANIES, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS--(CONTINUED)

                                                                       THREE MONTHS ENDED
                                                    YEAR ENDED             MARCH 31,
                                                   DECEMBER 31,    --------------------------
                                                       1998           1998           1999
                                                   ------------    -----------    -----------
                                                                   (UNAUDITED)    (UNAUDITED)
Cash flows from financing activities:
  Proceeds from notes payable....................  $15,400,000             --             --
  Pay-off of debt upon refinancing...............  (13,122,500)            --             --
  Payments of principal on notes payable.........     (375,087)      (265,109)      (303,851)
  Payments of principal on related party
     borrowings..................................      (69,057)       (11,795)       (12,852)
  Payment of loan fees...........................     (343,973)            --             --
                                                   -----------      ---------      ---------
             Net cash provided by (used in)
               financing activities..............    1,489,383       (276,904)      (316,703)
                                                   -----------      ---------      ---------
Net increase (decrease) in cash..................   (1,242,829)      (415,653)        20,280
Cash, beginning of period........................    1,830,984      1,830,984        588,155
                                                   -----------      ---------      ---------
Cash, end of period..............................  $   588,155      1,415,331        608,435
                                                   ===========      =========      =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
     Cash paid during the period for:
       Interest..................................  $ 1,508,992        320,114        299,386
                                                   ===========      =========      =========
       Income taxes..............................  $   102,032          5,000             --
                                                   ===========      =========      =========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
     Fixed assets acquired through advertising
       trades....................................  $    44,469             --             --
                                                   ===========      =========      =========
     Restructure of covenant not to compete and
       consulting agreement......................  $        --             --             --
                                                   ===========      =========      =========
     Loan fee financed through debt agreement....  $        --             --             --
                                                   ===========      =========      =========

See accompanying notes to consolidated financial statements.

                          FULLER-JEFFREY BROADCASTING
                        COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1998
               (The Information as of March 31, 1999 and for the
            Three Months Ended March 31, 1998 and 1999 is Unaudited)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Fuller-Jeffrey Broadcasting Companies, Inc. and its wholly owned subsidiaries (the Company) conform with generally accepted accounting principles and prevailing practices within the broadcasting industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenue and expense for the period. Actual results could differ from those estimates applied in the preparation of the consolidated financial statements. The following are descriptions of the more significant accounting and reporting policies.

(A) PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Fuller-Jeffrey Broadcasting Companies, Inc. and its wholly owned subsidiaries. The Company's subsidiaries are radio stations in Dover, New Hampshire (WOKQ/WXBB/WXBP/WPKQ), and Portland, Maine (WBLM/WCYY/
    WCYI/WCLZ/WHOM/WJBQ/WJAB) and a sign production and design company, Sign Pro, in Portland, Maine. All significant intercompany balances and transactions have been eliminated in consolidation.

(B) INTERIM FINANCIAL STATEMENTS

    The accompanying consolidated balance sheet at March 31, 1999 and the consolidated statements of operations and cash flows for the three month periods ended March 31, 1998 and 1999, are unaudited and have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, such unaudited financial statements include all adjustments necessary to present fairly the information set forth therein, which consist solely of normal recurring adjustments. The results of operations for such interim periods are not necessarily indicative of results for the full year.

(C) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the respective assets, which range from 5 to 25 years.

(D) INTANGIBLE ASSETS

    The excess of total consideration paid for acquired radio stations over the amounts assigned to identifiable assets is recorded as goodwill and amortized on a straight-line basis over the estimated useful lives of the respective assets, which range from 15 to 40 years.

                          FULLER-JEFFREY BROADCASTING
                        COMPANIES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

    Other intangibles consist of FCC licenses, lease rights, program formats, noncompete agreements, and other items. These costs are being amortized by the straight-line method over their respective useful lives, which range from 3 to 40 years.

(E) DEFERRED REVENUE

    In accordance with certain station sale agreements, the Company has entered into agreements not to compete with the new owners. The income from noncompete agreements is deferred and recognized by the straight-line method over the life of the respective agreement.

(F)  INCOME TAXES

     The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(G) TRADE REVENUES AND EXPENSES

    In the course of business the Company receives trades in exchange for advertising time, some of which are given to various employees and executives. These trades are recorded as revenue when placed on the air and as expense when goods and services are used and, when given to employees, are included in the employees' annual earnings at the fair market value of the item.

(H) IMPAIRMENT OF LONG-LIVED ASSETS

    The Company applies the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

                          FULLER-JEFFREY BROADCASTING
                        COMPANIES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(2)  INTANGIBLE ASSETS

Intangible assets at December 31, 1998 consist of the following:

                                                 ESTIMATED
                                                    LIFE
                                                 (IN YEARS)       1998
                                                 ----------    ----------
Licenses and goodwill..........................   15 to 40     $5,717,602
Lease rights...................................   15 to 30        175,000
Noncompete agreements..........................     3 to 6        568,530
Other..........................................    4 to 40        298,425
                                                               ----------
                                                                6,759,557
Less accumulated amortization..................                 1,059,310
                                                               ----------
                                                               $5,700,247
                                                               ==========

Other intangible assets include organizational costs relating to acquisitions. Amortization expense related to intangible assets totaled $255,520 for the year ended December 31, 1998, and $59,262 and $90,707 for the three months ended March 31, 1998 and 1999, respectively, and is included in depreciation and amortization expense in the accompanying consolidated statements of operations. Noncompete expense totaled $142,143 for the year ended December 31, 1998, and $24,894 and $21,563 for the three months ended March 31, 1998 and 1999, respectively.

(3)  DEFERRED REVENUE

The income from noncompete agreements has been deferred and will be recognized as follows:

DECEMBER 31,
------------
   1999....................................................  $450,000
   2000....................................................   300,000
   2001....................................................   200,000
                                                             --------
                                                             $950,000
                                                             ========

(4)  LONG-TERM DEBT

Long-term debt at December 31, 1998 consists of the following:

                                                               1998
                                                            -----------
Term note (a)...........................................    $15,140,000
Subordinated notes (b)..................................             --
Equipment notes payable (c).............................         29,554
Other (d)...............................................        398,186
                                                            -----------
                                                             15,567,740
Less current installments...............................      1,158,822
                                                            -----------
                                                            $14,408,918
                                                            ===========

                          FULLER-JEFFREY BROADCASTING
                        COMPANIES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

---------------

     (a) On September 28, 1998, the Company entered into a debt agreement with a new lender to refinance the term notes from the prior year. The term loan provides for an $18,000,000 facility with $15,140,000 outstanding and an additional $2,860,000 credit available. The terms call for quarterly principal and interest payments at 7.63% per annum, maturing in September, 2008. Substantially all assets of the Company have been pledged as collateral to secure the term note. The Company was in compliance with all debt covenants as of December 31, 1998.

     (b) As of December 31, 1997, the balance consisted of a subordinated note bearing interest at 12% per annum and maturing in January 2002. This note was retired as a part of the debt agreement discussed in (a).

     (c) Equipment notes payable consist of various notes and capital leases on tangible property and equipment with interest rates ranging from 8.5% to 18.0% per annum. Such notes and leases mature at varying dates through August 2000 and are secured by equipment.

         Capitalized lease obligations total $29,554 at December 31, 1998. The book value of equipment under capital leases is $37,104. Depreciation expense related to capital leases is included in depreciation and amortization in the accompanying statements of operations.

     (d) On October 3, 1996, the Company entered into a consulting and noncompete agreement whereby the seller of a station will provide consulting services to the Company related to radio stations acquired during 1996, and will not compete with the Company during a period of six years. The contract payable will be fully paid off on October 3, 1999. The Company has issued a note to the seller in exchange for this consulting and non-compete agreement.

         During August 1996, the Company entered into a bonus agreement whereby a former station owner would receive $350,000 upon the Company's sale of the station. Principal and accrued interest at 8% are due on October 15, 2001.

The aggregate maturities of long-term debt are as follows:

DECEMBER 31:
------------
   1999....................................................  $ 1,158,822
   2000....................................................    1,186,581
   2001....................................................    1,619,045
   2002....................................................    1,368,678
   2003....................................................    1,476,135
   Thereafter..............................................    8,758,479
                                                             -----------
                                                             $15,567,740
                                                             ===========

                          FULLER-JEFFREY BROADCASTING
                        COMPANIES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Interest expense is comprised of the following:

                                                              THREE MONTHS ENDED
                                           YEAR ENDED             MARCH 31,
                                          DECEMBER 31,    --------------------------
                                              1998           1998           1999
                                          ------------    -----------    -----------
                                                          (UNAUDITED)    (UNAUDITED)
Term loan...............................   $1,179,169       293,669        285,586
Subordinated note.......................       90,000        30,000             --
Amortization of loan fees...............           --            --             --
Other...................................      130,067        34,686         29,748
                                           ----------      --------       --------
                                           $1,399,236       358,355        315,334
                                           ==========      ========       ========

(5)  RELATED PARTIES

Amounts due to related parties include the following:

                                                       DECEMBER 31,     MARCH 31,
                                                           1998           1999
                                                       ------------    -----------
                                                                       (UNAUDITED)
Notes payable to former stockholders (a).............    $381,983        369,131
Notes payable to former station owner (b)............     180,000        180,000
                                                         --------       --------
                                                          561,983        549,131
Less current installments............................      74,827        254,827
                                                         --------       --------
Due to related parties, excluding current
  installments.......................................    $487,156        294,304
                                                         ========       ========

---------------
     (a) The notes payable to former stockholders represent two notes owed in connection with the Company's exercise of its option to acquire all the common shares owned by such stockholders. The first note bears interest at 10% per annum and provides for equal monthly installments through December 2000. However, the Company has the option to defer four monthly payments in any one note year. During 1997 and 1998, the Company exercised this option and deferred four monthly payments.

         The second note bears interest at 10% per annum and provides for equal monthly installments through January 2006.

     (b) The note to a former station owner bears interest at the rate of 10% per annum payable monthly with the principal due in January 2000.

                          FULLER-JEFFREY BROADCASTING
                        COMPANIES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     The aggregate maturities of amounts due to related parties are as follows:

DECEMBER 31:
------------
   1999....................................................  $ 74,827
   2000....................................................   255,156
   2001....................................................    38,534
   2002....................................................    42,569
   2003....................................................    47,027
   Thereafter..............................................   103,870
                                                             --------
                                                             $561,983
                                                             ========

(6)  INCOME TAXES

Income tax expense (benefit) consists of:

                                                CURRENT     DEFERRED     TOTAL
                                                --------    --------    --------
Year ended December 31, 1998:
  Federal.....................................  $ 23,400     581,973     605,373
  State.......................................    95,258    (755,396)   (660,138)
                                                --------    --------    --------
                                                $118,658    (173,423)    (54,765)
                                                ========    ========    ========
Quarter ended March 31, 1998 (unaudited):
  Federal.....................................  $     --      91,034      91,034
  State.......................................     5,000     (79,348)    (74,348)
                                                --------    --------    --------
                                                $  5,000      11,686      16,686
                                                ========    ========    ========
Quarter ended March 31, 1999 (unaudited):
  Federal.....................................  $     --     145,495     145,495
  State.......................................    21,620      27,945      50,365
                                                --------    --------    --------
                                                $ 21,620     173,440     195,860
                                                ========    ========    ========

     At December 31, 1998, the Company has net federal and state operating loss carryforwards for financial and tax reporting purposes as follows:

Federal............................................  $  725,000
State..............................................  $4,000,000

     These carryforwards expire at various times through 2017.

Temporary differences whose tax effects give rise to significant portions of deferred tax assets and deferred tax liabilities include net operating loss carryforwards; income from noncompete agreements that was recognized in the year of sale for tax purposes but is being deferred and amortized for financial reporting purposes; provisions for bad debts and amortization which

                          FULLER-JEFFREY BROADCASTING
                        COMPANIES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

are not deductible for income tax purposes; and differences between the depreciation methods used for tax purposes and financial reporting purposes.

                                                                          TOTAL
                                              CURRENT     NONCURRENT    DEFERRED
                                              DEFERRED     DEFERRED       TAXES
                                              --------    ----------    ---------
December 31, 1998:
  Deferred tax assets:
     Federal................................  $236,131    1,304,269     1,540,400
     State..................................    34,725      659,892       694,617
                                              --------    ---------     ---------
       Total deferred tax assets............   270,856    1,964,161     2,235,017
       Valuation allowance..................        --     (440,000)     (440,000)
                                              --------    ---------     ---------
       Total deferred tax assets............   270,856    1,524,161     1,795,017
  Deferred tax liabilities:
     Federal................................        --     (590,396)     (590,396)
     State..................................        --      (92,058)      (92,058)
                                              --------    ---------     ---------
       Total deferred tax liabilities.......        --     (682,454)     (682,454)
                                              --------    ---------     ---------
       Net deferred tax assets..............  $270,856      841,707     1,112,563
                                              ========    =========     =========

Management believes that a valuation allowance of $440,000 for deferred tax assets as of December 31, 1998 is adequate to reduce the deferred tax assets to an amount that will more likely than not be realized. The net change in the total valuation allowance was a decrease of $860,000 for the year ended December 31, 1998. A benefit of approximately $570,000 related to net operating loss carryforwards is included in income tax expense for the year ended December 31, 1998.

(7)  RETIREMENT PLANS

The Company has a nonqualified retirement agreement with a former officer/stockholder which provides for annual payments of $25,000 for eighteen years. The annual payments are expensed as incurred and will be made through 2005.

The Company maintains an Employee Savings 401(k) plan which covers all eligible employees who have completed six months of service and have attained the age of
18. Company contributions are discretionary. The Company contributions totaled $44,000 for the year ended December 31, 1998, and $13,000 for the three months ended March 31, 1998 and 1999.

(8)  SALES AND ACQUISITIONS OF STATION PROPERTIES

On September 28, 1998, the Company purchased the assets of existing AM/FM stations, WCLZ-AM and WCLZ-FM. The net purchase price of the assets was approximately $3,078,000 and included land, a building, tower/antenna, various equipment, furniture and the FCC license. Also included in the purchase price was a $1,000 one-year noncompete agreement. The financing for this purchase was a component of the new debt agreement described in Note 4.

                          FULLER-JEFFREY BROADCASTING
                        COMPANIES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

In September, 1997, the Company purchased the assets of an existing FM station, WXBP, which consisted of a transmitter, antenna, license and equipment. The purchase price of the assets was approximately $850,000. In addition to the purchase price, the Company paid $150,000 in exchange for the seller's promise not to compete with the Company for three years. The noncompete agreement has been included in intangibles in the accompanying consolidated balance sheets.

(9)  COMMITMENTS AND CONTINGENCIES

The Company leases, under operating leases, certain real property and equipment with lease terms from one to thirty-nine years, with extensions available for successive one-year periods. Rental expense amounted to $356,725 for the year ended December 31, 1998, and $89,181 and $84,949 for the three months ended March 31, 1998 and 1999, respectively.

The following is a schedule by year of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year:

YEAR ENDED
DECEMBER 31,
------------
   1999....................................................  $  339,796
   2000....................................................     309,698
   2001....................................................     237,766
   2002....................................................     224,631
   2003....................................................     214,083
   Thereafter..............................................   1,766,373
                                                             ----------
                                                             $3,092,347
                                                             ==========

(10)  STOCK OPTIONS

During 1990, the Company adopted a nonqualified stock option agreement to grant stock options to certain key employees. Under the agreement, 12,859 shares were available for grant. In 1990, options to purchase 12,859 shares were granted at an exercise price of $10 per share. The options are exercisable upon grant, and expire 10 years thereafter. No options were granted, exercised, or expired during 1997, 1998 or for the three months ended March 31, 1999.

(11)  SUBSEQUENT EVENTS

In January, 1999, the Company signed a letter of intent with Vacationland Broadcasting, Inc. for the purchase of an existing FM station, WRED. The gross purchase price is $1,150,000 which will be financed through an additional draw on the Company's existing term note. The acquisition is expected to close in July or August of 1999.

On April 30, 1999 the two stockholders of the Company signed definitive stock purchase agreements with Citadel Broadcasting Company. In connection with this transaction, Citadel Broadcasting Company will acquire all of the outstanding stock of the Company. It is anticipated that the transaction will close in the third quarter of 1999 pending final approval.

                 Citadel logoCITADEL COMMUNICATIONS CORPORATION

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                                                       CITADEL          SELLING
                                                    COMMUNICATIONS    STOCKHOLDERS
                                                    --------------    ------------
Securities and Exchange Commission filing fee.....     $ 85,138         $      0
National Association of Securities Dealers, Inc.
  filing fee......................................       30,500                0
Nasdaq National Market Fee........................       17,500                0
Printing expenses.................................      225,000*               0
Accounting fees and expenses......................      250,000*               0
Legal fees and expenses...........................      300,000*                **
Blue Sky fees and expenses........................       10,000*               0
Transfer agent fees...............................        3,500*               0
Miscellaneous.....................................        5,000*                **
                                                       --------         --------
     TOTAL........................................      926,638*                **
                                                       ========         ========

---------------
*  Estimated.
** To be supplied by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 78.7502 of the Nevada General Corporation Law (the "NGCL") empowers a corporation to indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal proceeding, he had reasonable cause to believe that his conduct was unlawful.

     Section 78.7502 of the NGCL also empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including amounts paid in settlement and attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation unless, and only to the extent that, the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that in view of all the circumstances of the case, that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 78.7502 of the NGCL further provides that, to the extent that a director or officer of a corporation has been successful on the merits or otherwise, in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith and that indemnification provided for by Section
78.751 of the NGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, except that such indemnification may not be made to any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action, unless a court of competent jurisdiction orders otherwise, utilizing the standard described in the immediately preceding paragraph.

     The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of the officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation; these provisions do not affect any rights to advancement of expenses to which corporate personnel other than officers and directors may be entitled under any contract or otherwise by law.

     Any indemnification referred to above, unless ordered by a court or paid as incurred in advance of final disposition upon receipt of a proper undertaking to repay the same, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (i) by the stockholders; (ii) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding; (iii) if a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or (iv) if a quorum consisting of directors who were not parties to the act, suit, or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     Citadel Communications Corporation's Amended and Restated Certificate of Incorporation provides as follows:

          To the full extent permitted by law, the Corporation shall indemnify any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director of the Corporation or any predecessor of the Corporation or serves or served any other enterprise as director at the request of the Corporation or any predecessor of the Corporation.

     Citadel Communications Corporation's Bylaws further implement the permissive provisions of Section 78.751 of the NGCL discussed above.

     As permitted by Section 78.037 of the NGCL, Citadel Communications Corporation's Amended and Restated Certificate of Incorporation provides as follows:

          To the full extent permitted by the General Corporation Law of the State of Nevada in effect from time to time and to no greater extent, no officer or member of the Board of Directors shall be liable for monetary damages for breach of fiduciary duty in his or her capacity as an officer or a director in any action brought by or on behalf of the Corporation or any of its shareholders.

     Section 78.037 currently provides that any such provision of a corporation's articles of incorporation may not eliminate or limit the liability of a director or officer for (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of dividends in violation of the NGCL.

     Citadel Communications Corporation maintains insurance to protect persons entitled to indemnification pursuant to its Amended and Restated Certificate of Incorporation and Bylaws and the NGCL against expenses, judgments, fines and amounts paid in settlement, to the fullest extent permitted by the NGCL.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     For issuances which occurred prior to June 26, 1998, the number of shares described as being sold in this Item 15 does not give effect to a recapitalization of Citadel Communications Corporation that was effective on June 26, 1998. Certain aspects of this recapitalization are described below.

     On June 28, 1996, in connection with refinancing transactions, the Registrant issued to ABRY Broadcast Partners II, L.P. and ABRY Citadel Investment Partners, L.P. an aggregate of 3,168,853.7 shares of two newly-created classes of preferred stock for the aggregate purchase price of $49,465,806.26, and it issued an aggregate of 231,420.947 shares of common stock and 763,612.584 shares of preferred stock as two classes of then-existing common stock and two classes of then-existing preferred stock were reclassified. As no public offering was involved, the issuance of such shares was exempt from registration under Section 4(2) of the Securities Act.

     On December 31, 1996, in connection with the acquisition of Deschutes River Broadcasting, Inc. ("Deschutes"), the Registrant issued to the shareholders of Deschutes an aggregate of 11,208 shares of common stock and 482,727 shares of preferred stock. As no public offering was involved, the issuance of such shares was exempt from registration under Section 4(2) of the Securities Act.

     As of April 15, 1997, the Registrant issued to certain employees an aggregate of 1,454 shares of common stock for the aggregate purchase price of $22,932.44. As no public offering was involved, the issuance of such shares was exempt from registration under Section 4(2) of the Securities Act.

     On September 29, 1997, in connection with the acquisition of certain radio stations and related assets in Providence, Rhode Island, the Registrant issued to the shareholders of the selling entities an aggregate of 153,264 shares of preferred stock. As no public offering was involved, the issuance of such shares was exempt from registration under Section 4(2) of the Securities Act.

     On October 15, 1997, in connection with the acquisition of certain radio stations and related assets in Little Rock, Arkansas, the Registrant issued to the shareholders of the selling entities an aggregate of 360,636 shares of preferred stock. As no public offering was involved, the issuance of such shares was exempt from registration under Section 4(2) of the Securities Act.

     As of April 15, 1997, September 30, 1997, February 10, 1998, March 18, 1998 and March 25, 1998, the Registrant issued to former employees an aggregate of 14,901 shares of common stock upon the exercise of vested employee stock options for the aggregate purchase price of $62,696.61 plus delivery to the Registrant of 885 shares of common stock. As no public offering was involved, the issuance of such shares was exempt from registration under Section 4(2) of the Securities Act.

     On June 26, 1998, in connection with the Registrant's recapitalization and initial public offering of common stock, the Registrant reclassified its outstanding common stock and its outstanding preferred stock and issued 8,930,664 new shares of common stock and 9,506,561 new shares of preferred stock to its then existing security holders. The issuance of such shares was exempt from registration under Section 3(a)(9) of the Securities Act.

     On June 26, 1998, in connection with the Registrant's recapitalization and initial public offering of common stock, the Registrant issued 414,303 of its common stock upon exercise of a warrant for the aggregate purchase price of $345.25. As such issuance involved no public offering, the issuance of such shares was exempt from registration under Section 4(2) of the Securities Act.

     As of August 7, 1998 and August 11, 1998, the Registrant issued to employees an aggregate of 5,931 shares of common stock upon the exercise of vested employee stock options for the aggregate purchase price of $7,733.07. As no public offering was involved, the issuance of such shares was exempt from registration under Section 4(2) of the Securities Act.

     As of September 18, 1998, the Registrant issued to ABRY Broadcast Partners II, L.P. and ABRY/Citadel Investment Partnership, L.P. an aggregate of 9,506,561 shares of common stock in exchange for 9,506,561 shares of the Registrant's Series AA Convertible Preferred Stock. As such issuance involved no public offering, the issuance of such shares was exempt from registration under Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

(A) EXHIBITS

EXHIBIT
NUMBER                     DESCRIPTION OF EXHIBIT(1)
-------                    -------------------------
  1       Form of Underwriting Agreement.*
  3(i)    Amended and Restated Certificate of Incorporation of Citadel
          Communications Corporation (incorporated by reference to
          Exhibit 3(i) to Citadel Communications Corporation's
          Quarterly Report on Form 10-Q for the fiscal quarter ended
          June 30, 1998).
  3(ii)   Bylaws of Citadel Communications Corporation (incorporated by reference to Exhibit 3(ii) to Citadel Communications
          Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998).

EXHIBIT
NUMBER                     DESCRIPTION OF EXHIBIT(1)
-------                    -------------------------
  4.1     Indenture dated as of July 1, 1997 among Citadel
          Broadcasting Company, Citadel License, Inc. and The Bank of
          New York, as Trustee, with the forms of 10 1/4% Senior
          Subordinated Notes due 2007 and 10 1/4% Series B Senior
          Subordinated Notes due 2007 included therein (incorporated by reference to Exhibit 4.1 to Citadel Broadcasting
          Company's Registration Statement No. 333-36771 on Form S-4).
  4.2     Indenture dated as of July 1, 1997 among Citadel
          Broadcasting Company, Citadel License, Inc. and The Bank of
          New York, as Trustee, with the forms of 13 1/4% Exchange
          Debentures due 2009 and 13 1/4% Series B Exchange Debentures
          due 2009 included therein (incorporated by reference to
          Exhibit 4.2 to Citadel Broadcasting Company's Registration
          Statement No. 333-36771 on Form S-4).
  4.3     Amendment to Certificate of the Designations, Voting Powers
          Preferences and Relative, Participating, Optional and Other
          Special Rights and Qualifications, Limitations or
          Restrictions of the 13 1/4% Series A Exchangeable Preferred
          Stock and the 13 1/4% Series B Exchangeable Preferred Stock
          of Citadel Broadcasting Company (incorporated by reference to Exhibit 3(i)(b) to Citadel Broadcasting Company's
          Registration Statement No. 333-36771 on Form S-4).
  4.4     Indenture dated as of November 19, 1998 among Citadel
          Broadcasting Company, Citadel License, Inc. and The Bank of
          New York, as Trustee, with the Form of 9 1/4% Senior
          Subordinated Notes due 2008 included therein (incorporated by reference to Exhibit 4.1 to Citadel Communications
          Corporation's Current Report on Form 8-K filed November 30,
          1998).
  5.1     Opinion of Eckert Seamans Cherin & Mellott, LLC, including consent.*
  5.2     Opinion of Lionel, Sawyer & Collins.*
  9       Amended and Restated Voting Trust Agreement dated as of
          October 15, 1997 among Citadel Communications Corporation,
          ABRY Broadcast Partners II, L.P., ABRY/Citadel Investment
          Partners, L.P., Harlan Levy as Trustee, and J. Walter
          Corcoran and Christopher Hall (incorporated by reference to
          Exhibit 9 to Citadel Broadcasting Company's Registration
          Statement No. 333-36771 on Form S-4).
 10.1     Employment Agreement dated as of June 28, 1996 among
          Lawrence R. Wilson, Citadel Broadcasting Company and Citadel
          Communications Corporation (incorporated by reference to
          Exhibit 10.1 to Citadel Broadcasting Company's Registration
          Statement No. 333-36771 on Form S-4).
 10.2     Citadel Communications Corporation 1996 Equity Incentive
          Plan, as amended (incorporated by reference to Exhibit 10.2 to Citadel Broadcasting Company's Registration Statement No.
          333-36771 on Form S-4).
 10.3     Citadel Communications Corporation Nonqualified Stock Option
          Agreement made and entered into as of June 28, 1996 between
          Citadel Communications Corporation and Lawrence R. Wilson
          (incorporated by reference to Exhibit 10.3 to Citadel
          Broadcasting Company's Registration Statement No. 333-36771
          on Form S-4).
 10.4     Form of Citadel Communications Corporation Stock Option
          Agreement for grants effective as of December 21, 1994
          (incorporated by reference to Exhibit 10.4 to Citadel
          Broadcasting Company's Registration Statement No. 333-36771
          on Form S-4).

EXHIBIT
NUMBER                     DESCRIPTION OF EXHIBIT(1)
-------                    -------------------------
 10.5     Form of Citadel Communications Corporation Stock Option
          Agreement for grants effective as of February 21, 1994
          (incorporated by reference to Exhibit 10.5 to Citadel
          Broadcasting Company's Registration Statement No. 333-36771
          on Form S-4).
 10.6     Joint Sales Agreement dated as of December 15, 1995 among
          Pourtales Radio Partnership, Pourtales Holdings, Inc.,
          Springs Radio, Inc., KVUU/KSSS, Inc. and Citadel
          Broadcasting Company (incorporated by reference to Exhibit
          10.6 to Citadel Broadcasting Company's Registration
          Statement No. 333-36771 on Form S-4).
 10.7     Amended and Restated Loan Agreement dated as of July 3, 1997 among Citadel Broadcasting Company, Citadel License, Inc.,
          FINOVA Capital Corporation and the Lenders party thereto
          (incorporated by reference to Exhibit 10.18 to Citadel
          Broadcasting Company's Registration Statement No. 333-36771
          on Form S-4).
 10.8     First Amendment to Loan Instruments dated July 15, 1997
          among Citadel Broadcasting Company, Citadel License, Inc.,
          Citadel Communications Corporation, FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.28 to Citadel Communications
          Corporation's Amendment No. 1 to Registration Statement No.
          333-51011 on Form S-1).
 10.9     Second Amendment to Loan Instruments dated September 25,
          1997 among Citadel Broadcasting Company, Citadel License,
          Inc., Citadel Communications Corporation, FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.29 to Citadel Communications
          Corporation's Amendment No. 1 to Registration Statement No.
          333-51011 on Form S-1).
 10.10    Third Amendment to Loan Instruments dated October 15, 1997 among Citadel Broadcasting Company, Citadel License, Inc.,
          Citadel Communications Corporation, FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.30 to Citadel Communications
          Corporation's Amendment No. 1 to Registration Statement No.
          333-51011 on Form S-1).
 10.11    Fourth Amendment to Loan Instruments dated November 4, 1997 among Citadel Broadcasting Company, Citadel License, Inc.,
          Citadel Communications Corporation, FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.31 to Citadel Communications
          Corporation's Amendment No. 1 to Registration Statement No.
          333-51011 on Form S-1).
 10.12    Fifth Amendment to Loan Instruments dated December 24, 1997 among Citadel Broadcasting Company, Citadel License, Inc.,
          Citadel Communications Corporation, FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.32 to Citadel Communications
          Corporation's Amendment No. 1 to Registration Statement No.
          333-51011 on Form S-1).

EXHIBIT
NUMBER                     DESCRIPTION OF EXHIBIT(1)
-------                    -------------------------
 10.13    Sixth Amendment to Loan Instruments dated February 12, 1998 among Citadel Broadcasting Company, Citadel License, Inc.,
          Citadel Communications Corporation, FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.33 to Citadel Communications
          Corporation's Amendment No. 1 to Registration Statement No.
          333-51011 on Form S-1).
 10.14    Seventh Amendment to Loan Instruments dated March 24, 1998 among Citadel Broadcasting Company, Citadel License, Inc.,
          Citadel Communications Corporation, FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.34 to Citadel Communications
          Corporation's Amendment No. 1 to Registration Statement No.
          333-51011 on Form S-1).
 10.15    Eighth Amendment to Loan Instruments dated April 21, 1998
          among Citadel Broadcasting Company, Citadel License, Inc.,
          Citadel Communications Corporation, FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.35 to Citadel Communications
          Corporation's Amendment No. 1 to Registration Statement No.
          333-51011 on Form S-1).
 10.16    Ninth Amendment to Loan Instruments dated September 15, 1998 among Citadel Communications, Citadel Broadcasting Company,
          Citadel License, Inc., FINOVA Capital Corporation and the
          Lenders party thereto (incorporated by reference to Exhibit
          10.1 to Citadel Communications Corporation's Quarterly
          Report on Form 10-Q for the fiscal quarter ended September
          30, 1998).
 10.17    Tenth Amendment to Loan Instruments dated November 3, 1998 among Citadel Communications Corporation, Citadel
          Broadcasting Company, Citadel License, Inc., FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to Citadel Communications
          Corporation's Current Report on Form 8-K filed November 30,
          1998).
 10.18    Eleventh Amendment to Loan Instruments dated November 17,
          1998 among Citadel Communications Corporation, Citadel
          Broadcasting Company, Citadel License, Inc., FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.2 to Citadel Communications
          Corporation's Current Report on Form 8-K filed November 30,
          1998).
 10.19    Twelfth Amendment to Loan Instruments dated November 19,
          1998 among Citadel Communications Corporation, Citadel
          Broadcasting Company, Citadel License, Inc., FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.3 to Citadel Communications
          Corporation's Current Report on Form 8-K filed November 30,
          1998).
 10.20    Thirteenth Amendment to Loan Instruments dated as of January
          4, 1999 among Citadel Broadcasting Company, Citadel License,
          Inc., Citadel Communications Corporation, FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.32 to Citadel Broadcasting Company's
          Amendment No. 1 to Registration Statement No. 333-69009 on
          Form S-4).

EXHIBIT
NUMBER                     DESCRIPTION OF EXHIBIT(1)
-------                    -------------------------
 10.21    Fourteenth Amendment to Loan Instruments dated as of
          February 9, 1999 among Citadel Broadcasting Company, Citadel
          License, Inc., Citadel Communications Corporation, FINOVA
          Capital Corporation and the Lenders party thereto
          (incorporated by reference to Exhibit 10.33 to Citadel
          Broadcasting Company's Amendment No. 3 to Registration
          Statement No. 333-69009 on Form S-4).
 10.22    Fifteenth Amendment to Loan Instruments dated as of March
          16, 1999 among Citadel Broadcasting Company, Citadel
          License, Inc., Citadel Communications Corporation, FINOVA
          Capital Corporation and the Lenders party thereto
          (incorporated by reference to Exhibit 10.22 to Citadel
          Communications Corporation's Annual Report on Form 10-K for
          the fiscal year ended December 31, 1998).
 10.23    Sixteenth Amendment to Loan Instruments dated as of April
          30, 1999 among Citadel Broadcasting Company, Citadel
          License, Inc., Citadel Communications Corporation, FINOVA
          Capital Corporation and the Lenders party thereto.
 10.24    Seventeenth Amendment to Loan Instruments dated as of April
          30, 1999 among Citadel Broadcasting Company, Citadel
          License, Inc., Citadel Communications Corporation, FINOVA
          Capital Corporation and the Lenders party thereto.
 10.25    Deschutes Option Exchange Agreement dated as of December 31,
          1996 by and between Citadel Communications Corporation and
          Edward T. Hardy (incorporated by reference to Exhibit 10.24 to Citadel Broadcasting Company's Amendment No. 1 to
          Registration Statement No. 333-36771 on Form S-4).
 10.26    Deschutes Option Exchange Agreement dated as of December 31,
          1996 by and between Citadel Communications Corporation and
          Edward T. Hardy (incorporated by reference to Exhibit 10.25 to Citadel Broadcasting Company's Amendment No. 1 to
          Registration Statement No. 333-36771 on Form S-4).
 10.27    Form of Citadel Communications Corporation Stock Option
          Agreement for grants effective as of January 1, 1996
          (incorporated by reference to Exhibit 10.26 to Citadel
          Broadcasting Company's Annual Report on Form 10-K for the
          fiscal year ended December 31, 1997).
 10.28    Third Amended and Restated Registration Rights Agreement
          dated as of June 28, 1996 among Citadel Communications
          Corporation, Lawrence R. Wilson, Claire Wilson, Baker
          Fentress & Company, ABRY Broadcast Partners II, L.P.,
          ABRY/Citadel Investment Partners, L.P., Oppenheimer & Co.,
          Inc., Bank of America Illinois, Christopher J. Perry, Robert
          F. Perille, M. Ann O'Brien, Ford S. Bartholow, Jeffrey M.
          Mann, Matthew W. Clary and Thomas E. VanPelt, Jr.
          (incorporated by reference to Exhibit 10.24 to Citadel
          Communications Corporation's Registration Statement No.
          333-51011 on Form S-1).

EXHIBIT
NUMBER                     DESCRIPTION OF EXHIBIT(1)
-------                    -------------------------
 10.29    First Amendment to Third Amended and Restated Registration
          Rights Agreement dated as of December 31, 1996 among Citadel
          Communications Corporation, Lawrence R. Wilson, Claire
          Wilson, Baker Fentress & Company, ABRY Broadcast Partners
          II, L.P., ABRY/Citadel Investment Partners, L.P.,
          Oppenheimer & Co., Inc., Bank of America Illinois,
          Christopher J. Perry, Robert F. Perille, M. Ann O'Brien,
          Ford S. Bartholow, Jeffrey M. Mann, Matthew W. Clary, Sheryl
          E. Bartol, Andrea P. Joselit, The Endeavour Capital Fund
          Limited Partnership, Joseph P. Tennant, The Schafbuch Family
          Trust, Babson Capital Partners Limited Partnership, Tal
          Johnson, Edward T. Hardy and Ralph W. McKee (incorporated by reference to Exhibit 10.25 to Citadel Communications
          Corporation's Registration Statement No. 333-51011 on Form
          S-1).
 10.30    Second Amendment to Third Amended and Restated Registration
          Rights Agreement dated as of September 26, 1997 among
          Citadel Communications Corporation, Lawrence R. Wilson,
          Claire Wilson, Baker Fentress & Company, ABRY Broadcast
          Partners II, L.P., ABRY/Citadel Investment Partners, L.P.,
          Oppenheimer & Co., Inc., Bank of America Illinois,
          Christopher J. Perry, Robert F. Perille, M. Ann O'Brien,
          Ford S. Bartholow, Jeffrey M. Mann, Matthew W. Clary, Sheryl
          E. Bartol, Andrea P. Joselit, The Endeavour Capital Fund
          Limited Partnership, Joseph P. Tennant, The Schafbuch Family
          Trust, Babson Capital Partners Limited Partnership, Tal
          Johnson, Edward T. Hardy, Ralph W. McKee, Philip J. Urso,
          Phillip Norton, Richard Poholek, Karen Kutniewski, Thomas
          Jenkins, Jeff Thompson, Pat Bowen, Mark Urso, M. Linda Urso
          and Juliet Rice (incorporated by reference to Exhibit 10.26 to Citadel Communications Corporation's Registration
          Statement No. 333-51011 on Form S-1).
 10.31    Third Amendment to Third Amended and Restated Registration
          Rights Agreement dated as of October 15, 1997 among Citadel
          Communications Corporation, Lawrence R. Wilson, Claire
          Wilson, Baker Fentress & Company, ABRY Broadcast Partners
          II, L.P., ABRY/Citadel Investment Partners, L.P.,
          Oppenheimer & Co., Inc., Bank of America Illinois,
          Christopher J. Perry, Robert F. Perille, M. Ann O'Brien,
          Ford S. Bartholow, Jeffrey M. Mann, Matthew W. Clary, Sheryl
          E. Bartol, Andrea P. Joselit, The Endeavour Capital Fund
          Limited Partnership, Joseph P. Tennant, The Schafbuch Family
          Trust, Babson Capital Partners Limited Partnership, Tal
          Johnson, Edward T. Hardy, Ralph W. McKee, Philip J. Urso,
          Phillip Norton, Richard Poholek, Karen Kutniewski, Thomas
          Jenkins, Jeff Thompson, Pat Bowen, Mark Urso, M. Linda Urso,
          Juliet Rice, Ted L. Snider, Sr., Jane J. Snider, Ted L.
          Snider, Jr. and Calvin G. Arnold (incorporated by reference to Exhibit 10.27 to Citadel Communications Corporation's
          Registration Statement No. 333-51011 on Form S-1).
 10.32    Amended and Restated Guaranty dated as of July 3, 1997 made by Citadel Communications Corporation for the benefit of
          FINOVA Capital Corporation, in its individual capacity and as Agent for the Lenders, as amended (incorporated by
          reference to Exhibit 10.36 to Citadel Communications
          Corporation's Amendment No. 2 to Registration Statement No.
          333-51011 on Form S-1)
 10.33    Citadel Communications Corporation 1999 Long-Term Incentive
          Plan.*
 21       Subsidiaries of Citadel Communications Corporation
          (incorporated by reference to Exhibit 21 to Citadel
          Communications Corporation's Registration Statement No.
          333-51011 on Form S-1).

EXHIBIT
NUMBER                     DESCRIPTION OF EXHIBIT(1)
-------                    -------------------------
 23.1     Consent of Eckert Seamans Cherin & Mellott, LLC (included in its opinion to be filed as Exhibit 5.1).
 23.2     Consent of KPMG LLP.
 23.3     Consent of Deloitte & Touche, LLP.
 23.4     Consent of KPMG LLP.
 24       Power of Attorney (included on signature page).
 27       Financial Data Schedule.

---------------
* To be filed by amendment.

(1) In the case of incorporation by reference to documents filed by the Registrant under the Exchange Act of 1934, as amended, the Registrant's file number under such Act is 000-24515.

(B) FINANCIAL STATEMENT SCHEDULES

     None.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the Form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a Form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a Form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Lawrence
R. Wilson and Donna L. Heffner and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, in the State of Nevada, on May 25, 1999.

                                          CITADEL COMMUNICATIONS CORPORATION

                                          By:      /s/ LAWRENCE R. WILSON
                                             -----------------------------------
                                              Lawrence R. Wilson
                                              Chairman of the Board,
                                              Chief Executive Officer and
                                              President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 25, 1999.

             SIGNATURES                                     TITLE
             ----------                                     -----

/s/ LAWRENCE R. WILSON                      Chairman of the Board, Chief
-------------------------------------       Executive Officer and President
Lawrence R. Wilson                          (Principal Executive Officer)

/s/ DONNA L. HEFFNER                        Vice President and Chief Financial
-------------------------------------       Officer (Principal Financial and
Donna L. Heffner                            Accounting Officer)

/s/ PATRICIA DIAZ DENNIS                    Director
-------------------------------------
Patricia Diaz Dennis

                                            Director
-------------------------------------
Ike Kalangis

/s/ TED L. SNIDER, SR.                      Director
-------------------------------------
Ted L. Snider, Sr.

/s/ JOHN E. VON SCHLEGELL                   Director
-------------------------------------
John E. von Schlegell

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                     DESCRIPTION OF EXHIBIT(1)
-------                    -------------------------
  1       Form of Underwriting Agreement.*
  3(i)    Amended and Restated Certificate of Incorporation of Citadel
          Communications Corporation (incorporated by reference to
          Exhibit 3(i) to Citadel Communications Corporation's
          Quarterly Report on Form 10-Q for the fiscal quarter ended
          June 30, 1998).
  3(ii)   Bylaws of Citadel Communications Corporation (incorporated by reference to Exhibit 3(ii) to Citadel Communications
          Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998).
  4.1     Indenture dated as of July 1, 1997 among Citadel
          Broadcasting Company, Citadel License, Inc. and The Bank of
          New York, as Trustee, with the forms of 10 1/4% Senior
          Subordinated Notes due 2007 and 10 1/4% Series B Senior
          Subordinated Notes due 2007 included therein (incorporated by reference to Exhibit 4.1 to Citadel Broadcasting
          Company's Registration Statement No. 333-36771 on Form S-4).
  4.2     Indenture dated as of July 1, 1997 among Citadel
          Broadcasting Company, Citadel License, Inc. and The Bank of
          New York, as Trustee, with the forms of 13 1/4% Exchange
          Debentures due 2009 and 13 1/4% Series B Exchange Debentures
          due 2009 included therein (incorporated by reference to
          Exhibit 4.2 to Citadel Broadcasting Company's Registration
          Statement No. 333-36771 on Form S-4).
  4.3     Amendment to Certificate of the Designations, Voting Powers
          Preferences and Relative, Participating, Optional and Other
          Special Rights and Qualifications, Limitations or
          Restrictions of the 13 1/4% Series A Exchangeable Preferred
          Stock and the 13 1/4% Series B Exchangeable Preferred Stock
          of Citadel Broadcasting Company (incorporated by reference to Exhibit 3(i)(b) to Citadel Broadcasting Company's
          Registration Statement No. 333-36771 on Form S-4).
  4.4     Indenture dated as of November 19, 1998 among Citadel
          Broadcasting Company, Citadel License, Inc. and The Bank of
          New York, as Trustee, with the Form of 9 1/4% Senior
          Subordinated Notes due 2008 included therein (incorporated by reference to Exhibit 4.1 to Citadel Communications
          Corporation's Current Report on Form 8-K filed November 30,
          1998).
  5.1     Opinion of Eckert Seamans Cherin & Mellott, LLC, including consent.*
  5.2     Opinion of Lionel, Sawyer & Collins.*
  9       Amended and Restated Voting Trust Agreement dated as of
          October 15, 1997 among Citadel Communications Corporation,
          ABRY Broadcast Partners II, L.P., ABRY/Citadel Investment
          Partners, L.P., Harlan Levy as Trustee, and J. Walter
          Corcoran and Christopher Hall (incorporated by reference to
          Exhibit 9 to Citadel Broadcasting Company's Registration
          Statement No. 333-36771 on Form S-4).
 10.1     Employment Agreement dated as of June 28, 1996 among
          Lawrence R. Wilson, Citadel Broadcasting Company and Citadel
          Communications Corporation (incorporated by reference to
          Exhibit 10.1 to Citadel Broadcasting Company's Registration
          Statement No. 333-36771 on Form S-4).
 10.2     Citadel Communications Corporation 1996 Equity Incentive
          Plan, as amended (incorporated by reference to Exhibit 10.2 to Citadel Broadcasting Company's Registration Statement No.
          333-36771 on Form S-4).

EXHIBIT
NUMBER                     DESCRIPTION OF EXHIBIT(1)
-------                    -------------------------
 10.3     Citadel Communications Corporation Nonqualified Stock Option
          Agreement made and entered into as of June 28, 1996 between
          Citadel Communications Corporation and Lawrence R. Wilson
          (incorporated by reference to Exhibit 10.3 to Citadel
          Broadcasting Company's Registration Statement No. 333-36771
          on Form S-4).
 10.4     Form of Citadel Communications Corporation Stock Option
          Agreement for grants effective as of December 21, 1994
          (incorporated by reference to Exhibit 10.4 to Citadel
          Broadcasting Company's Registration Statement No. 333-36771
          on Form S-4).
 10.5     Form of Citadel Communications Corporation Stock Option
          Agreement for grants effective as of February 21, 1994
          (incorporated by reference to Exhibit 10.5 to Citadel
          Broadcasting Company's Registration Statement No. 333-36771
          on Form S-4).
 10.6     Joint Sales Agreement dated as of December 15, 1995 among
          Pourtales Radio Partnership, Pourtales Holdings, Inc.,
          Springs Radio, Inc., KVUU/KSSS, Inc. and Citadel
          Broadcasting Company (incorporated by reference to Exhibit
          10.6 to Citadel Broadcasting Company's Registration
          Statement No. 333-36771 on Form S-4).
 10.7     Amended and Restated Loan Agreement dated as of July 3, 1997 among Citadel Broadcasting Company, Citadel License, Inc.,
          FINOVA Capital Corporation and the Lenders party thereto
          (incorporated by reference to Exhibit 10.18 to Citadel
          Broadcasting Company's Registration Statement No. 333-36771
          on Form S-4).
 10.8     First Amendment to Loan Instruments dated July 15, 1997
          among Citadel Broadcasting Company, Citadel License, Inc.,
          Citadel Communications Corporation, FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.28 to Citadel Communications
          Corporation's Amendment No. 1 to Registration Statement No.
          333-51011 on Form S-1).
 10.9     Second Amendment to Loan Instruments dated September 25,
          1997 among Citadel Broadcasting Company, Citadel License,
          Inc., Citadel Communications Corporation, FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.29 to Citadel Communications
          Corporation's Amendment No. 1 to Registration Statement No.
          333-51011 on Form S-1).
 10.10    Third Amendment to Loan Instruments dated October 15, 1997 among Citadel Broadcasting Company, Citadel License, Inc.,
          Citadel Communications Corporation, FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.30 to Citadel Communications
          Corporation's Amendment No. 1 to Registration Statement No.
          333-51011 on Form S-1).
 10.11    Fourth Amendment to Loan Instruments dated November 4, 1997 among Citadel Broadcasting Company, Citadel License, Inc.,
          Citadel Communications Corporation, FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.31 to Citadel Communications
          Corporation's Amendment No. 1 to Registration Statement No.
          333-51011 on Form S-1).

EXHIBIT
NUMBER                     DESCRIPTION OF EXHIBIT(1)
-------                    -------------------------
 10.12    Fifth Amendment to Loan Instruments dated December 24, 1997 among Citadel Broadcasting Company, Citadel License, Inc.,
          Citadel Communications Corporation, FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.32 to Citadel Communications
          Corporation's Amendment No. 1 to Registration Statement No.
          333-51011 on Form S-1).
 10.13    Sixth Amendment to Loan Instruments dated February 12, 1998 among Citadel Broadcasting Company, Citadel License, Inc.,
          Citadel Communications Corporation, FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.33 to Citadel Communications
          Corporation's Amendment No. 1 to Registration Statement No.
          333-51011 on Form S-1).
 10.14    Seventh Amendment to Loan Instruments dated March 24, 1998 among Citadel Broadcasting Company, Citadel License, Inc.,
          Citadel Communications Corporation, FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.34 to Citadel Communications
          Corporation's Amendment No. 1 to Registration Statement No.
          333-51011 on Form S-1).
 10.15    Eighth Amendment to Loan Instruments dated April 21, 1998
          among Citadel Broadcasting Company, Citadel License, Inc.,
          Citadel Communications Corporation, FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.35 to Citadel Communications
          Corporation's Amendment No. 1 to Registration Statement No.
          333-51011 on Form S-1).
 10.16    Ninth Amendment to Loan Instruments dated September 15, 1998 among Citadel Communications, Citadel Broadcasting Company,
          Citadel License, Inc., FINOVA Capital Corporation and the
          Lenders party thereto (incorporated by reference to Exhibit
          10.1 to Citadel Communications Corporation's Quarterly
          Report on Form 10-Q for the fiscal quarter ended September
          30, 1998).
 10.17    Tenth Amendment to Loan Instruments dated November 3, 1998 among Citadel Communications Corporation, Citadel
          Broadcasting Company, Citadel License, Inc., FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to Citadel Communications
          Corporation's Current Report on Form 8-K filed November 30,
          1998).
 10.18    Eleventh Amendment to Loan Instruments dated November 17,
          1998 among Citadel Communications Corporation, Citadel
          Broadcasting Company, Citadel License, Inc., FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.2 to Citadel Communications
          Corporation's Current Report on Form 8-K filed November 30,
          1998).
 10.19    Twelfth Amendment to Loan Instruments dated November 19,
          1998 among Citadel Communications Corporation, Citadel
          Broadcasting Company, Citadel License, Inc., FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.3 to Citadel Communications
          Corporation's Current Report on Form 8-K filed November 30,
          1998).

EXHIBIT
NUMBER                     DESCRIPTION OF EXHIBIT(1)
-------                    -------------------------
 10.20    Thirteenth Amendment to Loan Instruments dated as of January
          4, 1999 among Citadel Broadcasting Company, Citadel License,
          Inc., Citadel Communications Corporation, FINOVA Capital
          Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.32 to Citadel Broadcasting Company's
          Amendment No. 1 to Registration Statement No. 333-69009 on
          Form S-4).
 10.21    Fourteenth Amendment to Loan Instruments dated as of
          February 9, 1999 among Citadel Broadcasting Company, Citadel
          License, Inc., Citadel Communications Corporation, FINOVA
          Capital Corporation and the Lenders party thereto
          (incorporated by reference to Exhibit 10.33 to Citadel
          Broadcasting Company's Amendment No. 3 to Registration
          Statement No. 333-69009 on Form S-4).
 10.22    Fifteenth Amendment to Loan Instruments dated as of March
          16, 1999 among Citadel Broadcasting Company, Citadel
          License, Inc., Citadel Communications Corporation, FINOVA
          Capital Corporation and the Lenders party thereto
          (incorporated by reference to Exhibit 10.22 to Citadel
          Communications Corporation's Annual Report on Form 10-K for
          the fiscal year ended December 31, 1998).
 10.23    Sixteenth Amendment to Loan Instruments dated as of April
          30, 1999 among Citadel Broadcasting Company, Citadel
          License, Inc., Citadel Communications Corporation, FINOVA
          Capital Corporation and the Lenders party thereto.
 10.24    Seventeenth Amendment to Loan Instruments dated as of
          December 31, 1999 among Citadel Broadcasting Company,
          Citadel License, Inc., Citadel Communications Corporation,
          FINOVA Capital Corporation and the Lenders party thereto.
 10.25    Deschutes Option Exchange Agreement dated as of December 31,
          1996 by and between Citadel Communications Corporation and
          Edward T. Hardy (incorporated by reference to Exhibit 10.24 to Citadel Broadcasting Company's Amendment No. 1 to
          Registration Statement No. 333-36771 on Form S-4).
 10.26    Deschutes Option Exchange Agreement dated as of December 31,
          1996 by and between Citadel Communications Corporation and
          Edward T. Hardy (incorporated by reference to Exhibit 10.25 to Citadel Broadcasting Company's Amendment No. 1 to
          Registration Statement No. 333-36771 on Form S-4)
 10.27    Form of Citadel Communications Corporation Stock Option
          Agreement for grants effective as of January 1, 1996
          (incorporated by reference to Exhibit 10.26 to Citadel
          Broadcasting Company's Annual Report on Form 10-K for the
          fiscal year ended December 31, 1997).
 10.28    Third Amended and Restated Registration Rights Agreement
          dated as of June 28, 1996 among Citadel Communications
          Corporation, Lawrence R. Wilson, Claire Wilson, Baker
          Fentress & Company, ABRY Broadcast Partners II, L.P.,
          ABRY/Citadel Investment Partners, L.P., Oppenheimer & Co.,
          Inc., Bank of America Illinois, Christopher J. Perry, Robert
          F. Perille, M. Ann O'Brien, Ford S. Bartholow, Jeffrey M.
          Mann, Matthew W. Clary and Thomas E. VanPelt, Jr.
          (incorporated by reference to Exhibit 10.24 to Citadel
          Communications Corporation's Registration Statement No.
          333-51011 on Form S-1).

EXHIBIT
NUMBER                     DESCRIPTION OF EXHIBIT(1)
-------                    -------------------------
 10.29    First Amendment to Third Amended and Restated Registration
          Rights Agreement dated as of December 31, 1996 among Citadel
          Communications Corporation, Lawrence R. Wilson, Claire
          Wilson, Baker Fentress & Company, ABRY Broadcast Partners
          II, L.P., ABRY/Citadel Investment Partners, L.P.,
          Oppenheimer & Co., Inc., Bank of America Illinois,
          Christopher J. Perry, Robert F. Perille, M. Ann O'Brien,
          Ford S. Bartholow, Jeffrey M. Mann, Matthew W. Clary, Sheryl
          E. Bartol, Andrea P. Joselit, The Endeavour Capital Fund
          Limited Partnership, Joseph P. Tennant, The Schafbuch Family
          Trust, Babson Capital Partners Limited Partnership, Tal
          Johnson, Edward T. Hardy and Ralph W. McKee (incorporated by reference to Exhibit 10.25 to Citadel Communications
          Corporation's Registration Statement No. 333-51011 on Form
          S-1).
 10.30    Second Amendment to Third Amended and Restated Registration
          Rights Agreement dated as of September 26, 1997 among
          Citadel Communications Corporation, Lawrence R. Wilson,
          Claire Wilson, Baker Fentress & Company, ABRY Broadcast
          Partners II, L.P., ABRY/Citadel Investment Partners, L.P.,
          Oppenheimer & Co., Inc., Bank of America Illinois,
          Christopher J. Perry, Robert F. Perille, M. Ann O'Brien,
          Ford S. Bartholow, Jeffrey M. Mann, Matthew W. Clary, Sheryl
          E. Bartol, Andrea P. Joselit, The Endeavour Capital Fund
          Limited Partnership, Joseph P. Tennant, The Schafbuch Family
          Trust, Babson Capital Partners Limited Partnership, Tal
          Johnson, Edward T. Hardy, Ralph W. McKee, Philip J. Urso,
          Phillip Norton, Richard Poholek, Karen Kutniewski, Thomas
          Jenkins, Jeff Thompson, Pat Bowen, Mark Urso, M. Linda Urso
          and Juliet Rice (incorporated by reference to Exhibit 10.26 to Citadel Communications Corporation's Registration
          Statement No. 333-51011 on Form S-1).
 10.31    Third Amendment to Third Amended and Restated Registration
          Rights Agreement dated as of October 15, 1997 among Citadel
          Communications Corporation, Lawrence R. Wilson, Claire
          Wilson, Baker Fentress & Company, ABRY Broadcast Partners
          II, L.P., ABRY/Citadel Investment Partners, L.P.,
          Oppenheimer & Co., Inc., Bank of America Illinois,
          Christopher J. Perry, Robert F. Perille, M. Ann O'Brien,
          Ford S. Bartholow, Jeffrey M. Mann, Matthew W. Clary, Sheryl
          E. Bartol, Andrea P. Joselit, The Endeavour Capital Fund
          Limited Partnership, Joseph P. Tennant, The Schafbuch Family
          Trust, Babson Capital Partners Limited Partnership, Tal
          Johnson, Edward T. Hardy, Ralph W. McKee, Philip J. Urso,
          Phillip Norton, Richard Poholek, Karen Kutniewski, Thomas
          Jenkins, Jeff Thompson, Pat Bowen, Mark Urso, M. Linda Urso,
          Juliet Rice, Ted L. Snider, Sr., Jane J. Snider, Ted L.
          Snider, Jr. and Calvin G. Arnold (incorporated by reference to Exhibit 10.27 to Citadel Communications Corporation's
          Registration Statement No. 333-51011 on Form S-1).
 10.32    Amended and Restated Guaranty dated as of July 3, 1997 made by Citadel Communications Corporation for the benefit of
          FINOVA Capital Corporation, in its individual capacity and as Agent for the Lenders, as amended (incorporated by
          reference to Exhibit 10.36 to Citadel Communications
          Corporation's Amendment No. 2 to Registration Statement No.
          333-51011 on Form S-1).
 10.33    Citadel Communications Corporation 1999 Long-Term Incentive
          Plan.*
 21       Subsidiaries of Citadel Communications Corporation
          (incorporated by reference to Exhibit 21 to Citadel
          Communications Corporation's Registration Statement No.
          333-51011 on Form S-1).

EXHIBIT
NUMBER                     DESCRIPTION OF EXHIBIT(1)
-------                    -------------------------
 23.1     Consent of Eckert Seamans Cherin & Mellott, LLC (included in its opinion to be filed as Exhibit 5.1).
 23.2     Consent of KPMG LLP.
 23.3     Consent of Deloitte & Touche, LLP.
 23.4     Consent of KPMG LLP.
 24       Power of Attorney (included on signature page).
 27       Financial Data Schedule.

---------------
* To be filed by amendment.

(1) In the case of incorporation by reference to documents filed by the Registrant under the Exchange Act of 1934, as amended, the Registrant's file number under such Act is 000-24515.